Form 20-F
period 2001-12-31
SULZER MEDICA LTD
filed 2002-05-17
CIK 1041073

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             ---------------------

                                   FORM 20-F

 (Mark One)
    [ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934



                                   OR




    [X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934



             FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2001



                                   OR




    [ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934



             FOR THE TRANSITION PERIOD FROM           TO

                        COMMISSION FILE NUMBER: 001-14564

                               SULZER MEDICA LTD
             (Exact name of Registrant as specified in its charter)

                                      N/A
                (Translation of registrant's name into English)

                 SWITZERLAND                                    SWITZERLAND
      (Jurisdiction of Incorporation or                ANDREASSTRASSE 15, 8050 ZURICH
                Organization)                     (Address of Principal Executive Offices)


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

             TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH REGISTERED
             -------------------                 -----------------------------------------
         American Depositary Shares,
    each representing 0.1 Registered Share                New York Stock Exchange
 Registered Shares, par value CHF30 per share             New York Stock Exchange*

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                                      NONE
                                (Title of Class)

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT:
                                      NONE
                                (Title of Class)

     INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

     As of December 31, 2001, 9,933,556 outstanding Registered Shares, par value CHF30 per share.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes [X]     No [ ].

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

* Not for trading, but only in connection with the registration of American Depositary Shares.

                               TABLE OF CONTENTS

INTRODUCTION AND USE OF CERTAIN TERMS..................................   3
PART I.................................................................   4
Item 1.    Identity of Directors, Senior Management and Advisers.......   4
Item 2.    Offer Statistics and Expected Timetable.....................   4
Item 3.    Key Information.............................................   4
     3.A   Selected Financial Data.....................................   4
     3.B   Capitalization and Indebtedness.............................   6
     3.C   Reasons for the Offer and Use of Proceeds...................   6
     3.D   Risk factors................................................   6
Item 4.    Information on the Company..................................   9
     4.A   History and Development of the Company......................   9
     4.B   Business Overview...........................................   9
     4.C   Organizational structure....................................  26
     4.D   Property, Plants and Equipment..............................  27
Item 5.    Operating and Financial Review and Prospects................  27
     5.A   Operating Results...........................................  27
     5.B   Liquidity and Capital Resources.............................  31
     5.C   Research and Development, Patents and Licenses..............  32
     5.D   Trend Information...........................................  33
Item 6.    Directors, Senior Management and Employees..................  34
     6.A   Directors and Senior Management.............................  34
     6.B   Compensation................................................  36
     6.C   Board Practices.............................................  37
     6.D   Employees...................................................  38
     6.E   Share Ownership.............................................  38
Item 7.    Major Shareholders and Related Party Transactions...........  39
     7.A   Major Shareholders..........................................  39
     7.B   Related Party Transactions..................................  39
     7.C   Interests of Experts and Counsel............................  40
Item 8.    Financial Information.......................................  40
     8.A   Consolidated Statements and Other Financial Information.....  40
     8.B   Significant Changes.........................................  42
Item 9.    The Offer and Listing.......................................  42
     9.A   Listing Details.............................................  42
     9.B   Plan of Distribution........................................  44
     9.C   Market......................................................  44
     9.D   Selling Shareholders........................................  44
     9.E   Dilution....................................................  44
     9.F   Expenses of the Issue.......................................  44
Item 10.   Additional Information......................................  45
     10.A  Share Capital...............................................  45
     10.B  Memorandum and Articles of Association......................  45
     10.C  Material Contracts..........................................  45

     10.D  Exchange Controls and Other Limitations Affecting Security
           Holder......................................................  46
     10.E  Taxation....................................................  46
     10.F  Dividends and Paying Agents.................................  46
     10.G  Statement by Experts........................................  46
     10.H  Documents on Display........................................  46
     10.I  Subsidiary Information......................................  47
Item 11.   Quantitative and Qualitative Disclosure About Market Risk...  47
Item 12.   Description of Securities Other than Equity Securities......  48

PART II................................................................  48
Item 13.   Defaults, Dividend Arrearages and Delinquencies.............  48
Item 14.   Material Modifications to the Rights of Security Holders and
           Use of Proceeds.............................................  48
Item 15.   Reserved....................................................  49
Item 16.   Reserved....................................................  49

PART III...............................................................  49
Item 17.   Financial Statements........................................  49
Item 18.   Financial Statements........................................  49
Item 19.   Exhibits....................................................  49

                     INTRODUCTION AND USE OF CERTAIN TERMS

     Sulzer Medica's consolidated financial statements included herein are presented in Swiss francs, prepared in accordance with International Accounting Standards ("IAS") and reconciled to generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 31 to the Consolidated Financial Statements for this reconciliation to U.S. GAAP. In this annual report, all references to (i) "CHF" or "Swiss francs" are to the currency of Switzerland and
(ii) "U.S. dollars," "$", "USD", or "US$" are to the currency of the United States. All monetary amounts in this Annual Report are presented in Swiss francs, except as otherwise stated herein. See Item 3.A "Selected Financial Data" for information regarding the rates of exchange between the Swiss franc and the U.S. dollar during the most recent five years.

     All references herein to the "Company" are to Sulzer Medica Ltd and, as the context requires, its consolidated subsidiaries and the group of Sulzer Ltd subsidiaries that conducted the business of the "Sulzer Medica" division of Sulzer Ltd prior to the recapitalization of Sulzer Medica.

     This Annual Report on Form 20-F contains a number of forward-looking statements. These statements are based on the best judgment of the Sulzer Medica management team based on information currently available. There are numerous factors relating to government regulation, product development and marketing, patents, litigation and more, which may affect Sulzer's ability to achieve its goals. Sulzer undertakes no obligation to publicly update or revise any of these statements.

Accugraft(TM), AdVent(TM), Allo Pro(R), Alloclassic(R), Alloflex(TM), Allo Spine(TM), Anaconda(R), Annuloflex(TM), AnnuloFlo(R), Apollo(R), APR(R), BAK(TM), BAK/C(TM), BAK/Cervical(TM), BAK/L(TM), BAK/Proximity(R), Biolite(R), BP(TM), CarboSeal(R), Cerablate Plus(TM), Cervi-Lok(R), CLS(TM), CPHV(TM), Converge(TM), Double Strut(TM), Durasul (TM), DYNESYS(TM), Fluoropassiv(TM), Fracsure(TM), F/S(TM), Gelseal(TM), Gelsoft(TM), Gelweave(TM), GFm(TM), GSB(TM), HAT 300(TM), Innex(TM), Inrange(TM), Integral(R), Inter-Op(R), IntraCoil(R), Intraguard(TM), Intrastent(TM), Intrasys(TM), Magna Rom 21(TM), Malaga(TM), Metasul(R), Mitroflow(TM), MP-1(R), MS-30(TM), Muller(TM), Natural-Hip(TM), Natural-Knee(R), Natural-Knee II (TM), Navitrack(TM), Omniloc(R), OptiForm(TM), Orbis(TM), OrthoXchangePatient Alert(TM), PhotoFix(R), PhotoFix(LOGO)(R), Plexus Graft(TM), Polypin(TM), Precedent (TM), Protasul (TM), Protege(TM), Protek(R), Proximity(TM), Puros(TM), Pyrolite(R), R Series(TM), SAL(TM), Screw-Vent(R), Select(R), Silhouette(TM), SinterLock CSTi(R), Sirus(TM), Solutions for Life(TM), Spline(R), Starport(TM), SuMit(R), SwissPlus(TM), Symmetry(TM), Synergy (TM), Sysorb(TM), Taperflo(TM), Thin Wall Fluorpassiv(TM), Top Hat Transtaper(TM), Trinica(TM), Twist(R), Twist Max(TM), UniSpacer(TM), Wallaby(TM) and Weber(TM)are trademarks owned by or licensed to Sulzer Medica or its subsidiaries.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

3.A  SELECTED FINANCIAL DATA

     All financial data should be read in conjunction with "Item 5. Operating Review and Prospects" and our consolidated financial statements and accompanying notes which are included elsewhere in this Form 20-F. The audited financial statements used to create the selected consolidated financial data set forth below were prepared in accordance with IAS, which differs in certain respects from US GAAP. For a discussion of the significant differences between IAS and US GAAP, see "Item 17. Financial Statements -- note 31."

                               BALANCE SHEET DATA
                                  (USING IAS)

                                                         AS OF DECEMBER 31
                                             -----------------------------------------
                                             2001     2000     1999     1998     1997
                                              CHF      CHF      CHF      CHF      CHF
                                             -----    -----    -----    -----    -----
                                                       (AMOUNTS IN MILLIONS)
Cash and cash equivalents..................    156      633      546      139      987
Total assets...............................  2,871    2,525    2,391    2,242    2,310
Short-term borrowings......................     75       86      105      480      365
Long-term borrowings.......................     20       19       31      288      430
Shareholders' equity.......................    784    1,993    1,839    1,220    1,173
Return on equity...........................  (85.9)%   10.0%     8.4%    12.0%    13.6%
Net assets.................................    791    1,998    1,843    1,223    1,175
Capital stock..............................    300      300      300      300      300

     The shareholders' equity determined in accordance with U.S. GAAP in 2001, 2000, and 1999, respectively, was CHF 872 million, CHF 2,060 million and CHF 1,929 million.

     The total assets determined in accordance with U.S. GAAP in 2001, 2000 and 1999 respectively, was CHF 2959 million, CHF 2592 million and CHF 2481 million.

                             INCOME STATEMENT DATA
                                  (USING IAS)

                                                           YEAR ENDED DECEMBER 31
                                                  -----------------------------------------
                                                   2001     2000     1999     1998    1997
                                                   CHF      CHF      CHF      CHF      CHF
                                                  ------   ------   ------   ------   -----
                                                  (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)
Net sales
  Orthopedics...................................  1,150    1,097      972      877     705
  Cardiovascular Prostheses.....................    268      250      210      223     220
Total net sales.................................  1,418    1,347    1,182    1,100     925
Gross profit....................................    878      927      823      759     620
Selling, general and administrative expense.....   (648)    (555)    (490)    (437)   (353)
Research and development expense................   (130)    (108)     (98)     (89)    (78)
Operating income before exceptional items and
  goodwill amortization.........................    100      270      234      243     186

                             INCOME STATEMENT DATA
                                  (USING IAS)

                                                          YEAR ENDED DECEMBER 31
                                               --------------------------------------------
                                                 2001      2000     1999     1998     1997
                                                 CHF       CHF      CHF      CHF      CHF
                                               --------   ------   ------   ------   ------
                                                 (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)
Net income...................................   (1,193)     190      483      143      149
Operating income before exceptional items and
  goodwill amortization per share............    10.03    27.01    23.43    24.32    21.65
Basic income per share.......................  (119.62)   19.01    48.37    14.32    17.34
Basic income per ADS.........................   (11.96)    1.90     4.84     1.43     1.73
Diluted income per share(1)..................  (119.62)   18.98    48.37    14.32    17.34
Diluted income per ADS.......................   (11.96)    1.90     4.84     1.43     1.73
Other Data:
Number of employees at year-end..............    3,894    3,397    3,174    3,243    2,826

---------------

(1) Diluted income per share is calculated on the weighted average number of 9,973 thousand shares (2000 -- 10,012 thousand shares, 1999 -- 9,986 thousand shares, 1998 -- 9,988 thousand shares and 1997 -- 8,592 thousand shares) after the allotment of shares under option schemes.

     The net income (net loss) determined in accordance with U.S. GAAP in 2001, 2000 and 1999 respectively, was CHF -- 1162 million, CHF 189 million and CHF 733 million as explained in Note 31 to the Consolidated Financial Statements. The diluted income per share determined in accordance with U.S. GAAP in 2001, 2000 and 1999 respectively, was CHF 116.51, CHF 18.88 and CHF 73.40.

     All of the financial data presented in the Income statement is presented on a continuing basis.

CASH DIVIDENDS PER SHARE

     Cash dividends are translated into U.S. dollars at the spot rate on the payment date. Because dividends are paid by the Company in Swiss francs, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of ADS'. The Company paid no dividends for the year ended 2001.

                                                TOTAL DIVIDEND   TOTAL DIVIDEND   TOTAL DIVIDEND
                                   MONTH AND      PER SHARE        PER SHARE         PER ADS
YEAR EARNED                        YEAR PAID         CHF              USD              USD
-----------                        ----------   --------------   --------------   --------------
1997.............................  April 1998        4.50             3.03             0.30
1998.............................  April 1999        4.50             2.95             0.29
1999.............................  April 2000        5.00             2.87             0.29
2000.............................  April 2001        6.00             3.43             0.34

     The table below sets forth, for the periods indicated, information concerning the exchange rate for Swiss francs expressed in Swiss francs per U.S. dollar. The rate in effect on May 13, 2002 was CHF 1.60 = USD 1.00.

(CLOSING PRICES)                                    AVERAGE   HIGH   LOW    AT PERIOD END
----------------                                    -------   ----   ----   -------------
1996..............................................   1.24     1.35   1.16       1.34
1997..............................................   1.45     1.53   1.34       1.46
1998..............................................   1.45     1.54   1.31       1.38
1999..............................................   1.50     1.60   1.36       1.59
2000..............................................   1.69     1.82   1.55       1.61
2001..............................................   1.69     1.81   1.58       1.66
November 2001.....................................            1.67   1.63
December 2001.....................................            1.69   1.63
January 2002......................................            1.72   1.64
February 2002.....................................            1.71   1.68
March 2002........................................            1.71   1.65
April 2002........................................            1.68   1.62
May 1, 2002 (through May 13, 2002)................            1.59   1.61

3.B  CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

3.C  REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

3.D  RISK FACTORS

     You should consider carefully the following risk factors in addition to all of the other information set forth in this annual report. There may be other risks not described below that could impair our business operations because they are not currently known or seem immaterial at present. The Company's business, financial condition or results of operations may be materially adversely affected by any of these risks.

PRODUCT LIABILITY AND LITIGATION

     The development, manufacture and sale of medical devices and products entail significant risk of product liability claims or recalls. Design defects and manufacturing defects with respect to products sold by the Company could result in exacerbation of a patient's condition, further injury or even death. The occurrence of such an event could result in product liability claims or a recall of one or more of the Company's products. There can be no assurance that the Company's current product liability insurance will cover all future liabilities it might incur in connection with the development, manufacture or sale of its current and potential products. In addition, the Company may not continue to be able to obtain insurance on satisfactory terms or in adequate amounts. A successful claim or claims brought against the Company in excess of available insurance coverage could have a material adverse effect on the Company. Moreover, product liability claims or product recalls in the future could, regardless of their outcome, have a material adverse effect on the Company's reputation and on its ability to obtain and retain customers for its products.

     On December 5, 2000, Sulzer Orthopedics Inc. ("Sulzer Orthopedics"), a subsidiary of the Company located in Austin, Texas, issued a voluntary recall of certain lots of Inter-Op acetabular shells manufactured and sold by Sulzer Orthopedics. As of March 7, 2002, the Company and/or its subsidiaries have been served with 1,989 lawsuits in federal and state or provincial courts in the United States and Canada alleging injuries as a result of these Inter-Op acetabular shells. Sulzer Orthopedics also informed the U.S. Food and Drug Administration of its ongoing investigation of a porous coated tibia base plate that was manufactured from July to December 2000.

     A number of adverse clinical outcomes have been reported so far and, as of March 7, 2002, 585 revision surgeries have been reported to Sulzer Orthopedics and the Company and/or its subsidiaries have been served with a total of 86 lawsuits in U.S. federal and state courts. On June 19, 2001, the Judicial Panel on Multi-District Litigation ("MDL") ordered that all Inter-Op lawsuits filed in federal courts be consolidated for pre-trial proceedings in the U.S. District Court (N.D. Ohio) in Cleveland, Ohio. On August 29, 2001, the Court provisionally certified a class and granted preliminary approved to the parties' settlement agreement; and on September 17, the Court issued an order enjoining all further proceedings in other federal and state courts. The parties have renegotiated the initial settlement agreement. The revised settlement agreement (the "MDL Settlement Agreement") provides for the Company to contribute USD 725 million in the form of USD 425 million in cash and USD 300 million in Convertible Callable instruments (CCI). In addition, Sulzer AG, a Swiss corporation, which until July 2001 owned approximately 74% of the Company, has agreed to pay USD 50 million in cash and contribute 480,349 shares in the Company. In addition, XL Winterthur International Insurance Switzerland, "Winterthur", the Company's insurer for the relevant policy years, has agreed to assign all the remaining amounts of the policy covering the period form April 1, 2000 to March 31, 2001, with the consent of Sulzer AG and Sulzer Medica AG, and, furthermore, "Winterthur" has agreed to pay an amount of USD 40 million into an escrow account for the eventual transfer into the settlement trust, with reference to the policy covering the period of April 1, 2001 to March 31, 2002. On March 13, 2002, the Company and the Plaintiffs have signed the MDL Settlement Agreement and the U.S. District Court in Cleveland, Ohio, granted preliminary approval. On May 8, 2002, the Court granted final approval to the MDL Settlement Agreement. The patients will have the right to reject this settlement by choosing to opt-out. The opt-out period is scheduled to end on May 15, 2002. If the number of opt-outs is too large, Sulzer Medica may exercise its right to terminate the MDL Settlement Agreement and withdraw from the settlement. In such an event, Sulzer Medica's subsidiary, Sulzer Orthopedics Inc., may consider filing for protection under Chapter 11 of the Bankruptcy Code. See "Item 8.A.7 Legal Proceedings" for further information.

UNCERTAINTY RELATING TO THIRD-PARTY REIMBURSEMENT

     In Europe, the United States and Japan, the Company faces price control pressures as a result of efforts by governments and other payers interested in limiting overall health care costs. Typically, however, they include such features as fixed pricing of products, fixed annual budgets for hospitals and other similar institutions and a limited number of approved products for each medical condition. The ability of physicians, hospitals and other users of a company's products to obtain appropriate reimbursement from governmental and private third-party payers for procedures in which the company's products are used is critical to the success of the Company. Also adverse changes in governmental and private payers' policies toward reimbursement for such procedures could have a material adverse effect on the Company's business, financial condition and results of operations. See "Item 4.B Business Overview."

CURRENCY FLUCTUATIONS

     Due to significant international operations the Company's financial statements, which are presented in Swiss francs, are impacted by foreign exchange fluctuations. Changes in exchange rates between the Swiss franc and the main other operating currencies (US dollar, Euro, Great Britain pound, Japanese yen) can result in increases or decreases in the Company's costs and earnings. Fluctuations in exchange rates between the Swiss franc and other currencies may also affect the book value of our assets outside Switzerland and the amount of shareholders' equity. See "Item 11 Quantitative and Qualitative Disclosure About Market Risk."

COMPETITION

     The orthopedic and cardiovascular device industries are highly competitive and are characterized by innovation, technological change and advancement. The Company currently competes with a number of companies. The Company may not be able to continue to develop successful new products and enhance existing products, to obtain required regulatory approvals for such products, to merchandise such products in a commercially viable manner or to gain market acceptance for such products. The Company's success will depend to a substantial degree on its ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. New product announcements by the Company could cause its customer to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. The Company is subject to regulation in each country in which it sells its products. In addition, the national health or social security organizations in certain countries require the Company's products to be qualified before they can be marketed in those countries. Failure to receive relevant approvals or qualifications or the inability to obtain such approvals in a timely manner or on terms favorable to the Company could have a material adverse effect on the Company's business.

     Sulzer Orthopedics' success in marketing and selling its products will depend in part on maintaining good relationships with its sales force and physician and hospital customers following its voluntary recall of Inter-Op acetabular shells and reports of adverse clinical outcomes with respect to porous-coated tibia base plates that were manufactured during the period July to December 2000. See "Item 8.A.7 Legal Proceedings" for further information.

DEPENDENCE ON PATENTS, PROPRIETARY RIGHTS, CROSS-LICENSES AND PROPRIETARY
KNOW-HOW

     The Company's future success in the medical device industry depends in large part on its proprietary technology, technical know-how and other intellectual property. The loss or the inability to acquire licenses or other rights relating to one or more of its products or to current or future technologies could prevent the Company from manufacturing and selling certain of its products. The Company owns numerous patents and has numerous patent applications pending. Pending patent applications may not result in issued patents, patents issued to or licensed by the Company may be challenged or circumvented by competitors and such patents may be found to be invalid or insufficiently broad to protect the Company's technology or to provide the Company with any competitive advantage.

PATENT LITIGATION

     The Company and many of its competitors compete in medical product segments that are particularly crowded with patents, where it is often difficult and time-consuming to determine whether patent infringement has occurred. Participants in these segments are extremely aggressive in asserting patent protection and alleging patent infringement by others for both offensive and defensive purposes. The Company and its products may become subject to patent infringement claims or litigation brought by competitors or others or to interference proceedings declared by the United States Patent and Trademark Office ("USPTO") to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are both costly and time-consuming. An adverse determination in litigation or interference proceedings to which the Company is or may become a party could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from a third-party for royalties that may be substantial or require the Company to cease using such technology. One of the Company's subsidiaries, prior to its acquisition, received a notice in March 1999 that it was infringing a patent by manufacturing and marketing the IntraStent. See "Item 8.7 Legal Proceedings" for further information.

ITEM 4.  INFORMATION ON THE COMPANY

4.A  HISTORY AND DEVELOPMENT OF THE COMPANY

     Sulzer Medica Ltd was formed in July 1997 as a public company incorporated under the laws of Switzerland. Sulzer Medica is domiciled in and governed by the laws of Switzerland.

     Sulzer Medica's principal executive offices are located at Andreasstrasse 15, 8050 Zurich, Switzerland, telephone +41 1 306 9696.

     Sulzer Medica has been a leading technological innovator in the medical products field for several decades. Its European orthopedics companies helped pioneer the European reconstructive orthopedic implants market. In the early 1960's, a group of engineers performing research work in the laboratories of Sulzer Ltd's foundries discovered a biocompatible alloy. This group met with leading Swiss orthopedic surgeons who were seeking a suitable material for hip implants and an industrial partner who would produce those implants according to the surgeons' designs. Consequently, Sulzer Ltd entered the medical products field in 1963. In the late 1980s, Sulzer Ltd acquired the two distribution companies that had been founded by these surgeons, Protek Ltd and Allo Pro Ltd.

     Sulzer Medica established a U.S. presence in orthopedics and broadened its presence in the medical products field to include cardiovascular products through its 1988 acquisition of Intermedics Inc. and its operating companies, Carbomedics Inc., Calcitek Inc. and Intermedics Orthopedics Inc.

     Sulzer Medica's cardiovascular operations were further diversified with the 1990 acquisition of Vascutek Ltd, a U.K. designer, manufacturer and marketer of vascular grafts, the 1996 acquisition of Osypka GmbH, a German company that provided Sulzer Medica with additional electrophysiology products, and the 2001 acquisition of IntraTherapeutics Inc., a manufacturer and marketer of peripheral stents. Then, on June 3, 1998, Sulzer Medica announced its intention to divest the Electrophysiology Division, which was completed on February 1, 1999.

     Sulzer Medica's orthopedics operations were further diversified in January 1998 when Sulzer Medica consummated the acquisition of Spine-Tech Inc., a designer and marketer of spinal implants. Then in January 2001, Sulzer Medica acquired the assets of Paragon Implant Company, a manufacturer of dental implants. Both acquisitions were integrated into the Orthopedics Division.

     After Sulzer Medica's initial public offering in July 1997, Sulzer Ltd. retained ownership of approximately 74% of Sulzer Medica's shares. On April 19, 2001, the shareholders of Sulzer Ltd. approved the spin-off of Sulzer Medica. The spin-off was completed on July 10, 2001 with each Sulzer Ltd. shareholder receiving two shares of Sulzer Medica for each Sulzer Ltd. share held as of July 9, 2001. Following the spin-off, Sulzer Ltd owned less than 5% of the total outstanding shares of Sulzer Medica.

4.B  BUSINESS OVERVIEW

     Sulzer Medica Ltd is one of the world's leading medical technology companies serving the orthopedic and cardiovascular markets on a global basis. With a rich history of technological leadership and major operations in Europe and the United States, Sulzer Medica holds prominent market positions in its principal areas of activity.

     Sulzer Medica designs, manufactures and markets artificial joints, spinal implants, traumatology and arthroscopy products, dental implants, heart valves, peripheral stents and vascular grafts. Until 1999, Sulzer Medica also produced pacemakers, defibrillators and other electrophysiology products. In February 1999, the Electrophysiology Division was sold so Sulzer Medica could concentrate its resources on the Orthopedics and Cardiovascular Prostheses Divisions where Sulzer Medica holds solid market positions. The proceeds from the sale of the Electrophysiology Division further strengthened the Orthopedics and Cardiovascular Prostheses Divisions, and allowed Sulzer Medica to increase its substantial portfolio of related biological technologies.

PRINCIPAL MARKETS

           NET SALES BY DIVISION               2001        2000        1999      01 VS. 00   00 VS. 99
          (CONTINUING OPERATIONS)            MILL. CHF   MILL. CHF   MILL. CHF       %           %
          -----------------------            ---------   ---------   ---------   ---------   ---------
Orthopedics................................    1,150       1,097         972           5        13
Cardiovascular Prostheses..................      268         250         210           7        19
Total net sales............................    1,418       1,347       1,182           5        14
NET SALES BY LOCATION OF CUSTOMER
-------------------------------------------
Switzerland................................       61          59          55           3         7
EU.........................................      560         530         502           6         6
Rest of Europe.............................       19          17          16          12         6
North America..............................      629         602         496           5        21
Other countries............................      149         139         113           7        22
Total net sales............................    1,418       1,347       1,182           5        14

     In 2001, approximately 81% of Sulzer Medica's net sales and 99%% of operating income before goodwill amortization and exceptional items were derived from orthopedic products, offered through four operating companies which comprise the Orthopedics Division: Sulzer Orthopedics Ltd, based in Switzerland, and Sulzer Orthopedics Inc., Sulzer Spine-Tech Inc., and Sulzer Dental Inc., each based in the U.S. Sulzer Orthopedics Ltd and Sulzer Orthopedics Inc. primarily focus on the reconstructive segment of the orthopedic market with broad product lines of major implant systems for hips and knees, and additional product offerings for shoulders, elbows, wrists and ligaments. Sulzer Spine-Tech Inc. designs and markets spinal implants. Sulzer Dental Inc. manufactures advanced dental and oral rehabilitation products. Sulzer Medica helped pioneer the European reconstructive orthopedic market and believes that a key factor behind its leading market positions is its track record of technological leadership and innovation.

     Sulzer Medica's cardiovascular products accounted for approximately 19% of net sales and 1%% of operating income before goodwill amortization and exceptional items of continuing operations in 2001, and were offered through its Cardiovascular Prostheses Division. Cardiovascular prostheses products are manufactured by the following four operating companies which make up the Cardiovascular Division: Sulzer Carbomedics Inc. and Sulzer IntraTherapeutics Inc, both based in the U.S., Sulzer Mitroflow Corp., based in Canada and Sulzer Vascutek Ltd, based in Scotland. Sulzer Carbomedics Inc. and Sulzer Mitroflow Corp. primarily focus on the design, manufacture and marketing of heart valve repair and replacement products and heart valve components. Sulzer IntraTherapeutics is focused on the design, manufacture and marketing of peripheral stents, while Sulzer Vascutek Ltd is focused on the design, manufacture and marketing of vascular grafts and other vascular surgical products. As with its orthopedics operations, Sulzer Medica believes that it has established its leadership positions in cardiovascular products based on a reputation for industry-leading innovations and quality. Sulzer Medica originated the application of Pyrolite carbon technology. This technology was critical to the development of efficacious mechanical heart valves. Sulzer Medica pioneered the development of the first bi-leaflet mechanical valve with in-situ rotatability in the aortic and mitral position, the first pediatric bileaflet mechanical valve, the first mechanical valve to address the issue of a small aortic root and the first presealed valved conduit. In addition, Sulzer Medica developed and introduced the first gelatin-sealed polyester large diameter vascular graft, which has become the industry standard.

     Until July 2001, Sulzer Medica's majority shareholder was Sulzer Ltd, a Swiss company with limited liability that is listed on the Swiss Exchange. Founded in 1834 and active in more than 140 countries, Sulzer Ltd is a diversified technology company. Sulzer Ltd entered the medical products field in 1963, and in 1989 established the Sulzer Medica Group (now Sulzer Medica) to operate its medical activities. In conjunction with the initial public offering of Sulzer Medica in July 1997, the Sulzer Medica Group was recapitalized as Sulzer Medica on July 7, 1997. Pursuant to certain agreements between Sulzer Ltd and Sulzer Medica, Sulzer

Ltd has continued to provide services to Sulzer Medica after the IPO. See Note 29 to the consolidated financial statements, "Transactions with Related Parties." Following the completion of the IPO, Sulzer Ltd continued to own approximately 74% of the outstanding shares of Sulzer Medica. On July 10, 2001, Sulzer Ltd divested substantially all of its equity interest in Sulzer Medica. See "Item 7.A Major Shareholders" for further information. The Company's business and profitability is dependent on its proprietary technology and intellectual property, its ability to continue to develop successful new products and enhance existing ones, and government reimbursement regulations. See Item "3.D Risk Factors" for further information.

ORTHOPEDICS DIVISION

     The orthopedic industry is divided into a wide range of categories, including reconstructive orthopedic implants for joint replacement, spinal implants, trauma products and sports medicine products, soft goods, bone cement and related products and instruments as well as dental implants. Sulzer Medica's orthopedic products are used primarily to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, trauma and sports-related injuries. Sulzer Medica's orthopedic product offerings focus on reconstructive devices for hips and knees, the largest segment of the orthopedic products market. Also, Sulzer Medica offers a wide range of devices for upper extremities, fracture treatment, and navigation systems for computer assisted surgery. Sulzer Medica is focusing in the sports medicine field on cartilage and meniscus regeneration and ligament reconstruction.

     With the acquisition of Spine-Tech in January 1998, Sulzer Medica entered the spinal implant market. Spine-Tech's spinal implants are designed to facilitate fusion of spinal vertebrae to eliminate nerve dysfunction that can cause chronic, disabling back pain. In addition, advanced dental implants and oral rehabilitation technologies are designed, manufactured and marketed through Sulzer Dental Inc.

     Sulzer Medica's Orthopedics Division designs, manufactures and markets its orthopedic products as well as trauma products and related surgical instruments through four principal operating companies. Sulzer Orthopedics Ltd is headquartered in Baar, Switzerland, and offers a wide range of advanced orthopedic implants including hips, knees, elbows, shoulders and wrists and spinal, as well as related surgical instruments. Sulzer Orthopedics Inc. headquartered in Austin, Texas, markets major implant systems for hips, knees and shoulders. Sulzer Dental Inc., a manufacturer and marketer of dental implants and oral rehabilitation products, is headquartered in Carlsbad, California. Sulzer Spine-Tech Inc., headquartered in Minneapolis, Minnesota, operates Sulzer Medica's spinal implant and instruments business.

     The activities of these four principal companies are managed by business unit's presidents who report to the president and CEO of Sulzer Medica. This coordination permits global strategic planning and joint research and development, as well as the sales of each company's products through the sales organization of the others, where appropriate. These specialized companies provide the local customers with scientific and technical information and support, as well as high quality support services in their respective countries.

  ORTHOPEDICS MARKETING AND SALES

     Introduction. Sulzer Medica uses various means of distribution for its orthopedic products, including direct sales through its own distribution companies, sales through an independent agent network and sales through independent distributors. Sulzer Orthopedics' success in marketing and sales of its products will depend in part on continuing to maintain good relationships with its sales force and physician and hospital customers following its voluntary recall of Inter-Op acetabular shells and reports of adverse clinical outcomes with respect to porous-coated tibia base plates that were manufactured during the period July to December 2000. See "Item 8.A.7 Legal Proceedings" for further information. Sulzer Medica selects its means of distribution to suit the dynamics of the particular market being served. Sulzer Medica currently markets its products in virtually every country in which a significant volume of orthopedic devices are utilized.

     Sulzer Medica also engages in various marketing practices to increase market share. Recent initiatives have included educational efforts regarding the qualitative benefits and value associated with the use of Sulzer Medica's orthopedic products. By explaining to these customers the long-term benefits that arise from the use of Sulzer Medica's products, Sulzer Medica believes it can demonstrate value to customers. In addition,

Sulzer Medica offers seminars, with live surgery broadcasts, via satellite transmission, that provide surgeons with the opportunity to view surgeries and thereby gain an understanding of the latest techniques.

     Europe. Sulzer Medica distributes its products in Europe primarily through a direct sales force that is specialized in specific product segments as the local market situation requires, and allows for proximity to the customer. In addition, exclusive distribution agreements exist for smaller markets.

     United States. Sales of all joint care products in the United States are primarily made through 37 independent agents and three managed territories. The independent sales force is managed by field-based regional sales managers and supported within Sulzer Medica by an internal sales and marketing organization. Sales of spine care products are made through a direct and independent sales force specialized in the spine market and familiar with the needs and requirements of spine surgeons. Sales of dental care products are made through a direct sales force that is managed by Sulzer Dental and supplemented by international distributors.

     As a result of the emergence of managed care, a specific sales support organization was established to provide targeted programs, services, and product information to economic customers. Sulzer Medica is attempting to gain market share by utilizing this initiative and continuously upgrading and expanding sales coverage. Sulzer Medica continuously adjusts its efforts to provide maximum value to its evolving customer base, including both traditional and economic customers.

  ORTHOPEDIC PRODUCTS

     Introduction.  Sulzer Medica's orthopedic products currently focus on:

     - Joint & Fracture Care (including supporting technologies and techniques such as sports medicine, computer assisted surgery and navigation tools, and cement and cement application devices),

     - Spine Care,

     - Dental Care

     Within the European, American and Asian markets, Sulzer Medica has made and continues to make efforts to broaden its product offerings so that it can continue to offer a more comprehensive line of orthopedic products in all segments of joint care (including Sports Medicine), spine care, fracture care and dental care. Sulzer Medica believes that its European and U.S.-based operating companies strongly position it to deliver products that serve the needs of global markets and to provide surgeons worldwide with a significant choice of product designs and concepts. Sulzer Medica's product portfolio is focused to best meet the needs of a wide spectrum of patients, from young, physically active people to the growing population of elderly, less active patients.

     The comprehensive product line is designed to appeal to the needs of the economic buyers in the current managed care environment where buying groups and other large customers have exhibited a preference for a limited number of suppliers of orthopedic products. The breadth of Sulzer Medica's product line is designed to increase Sulzer Medica's suitability as a preferred supplier to both its traditional medical customers and to managed care organizations.

     The orthopedic products industry is highly competitive and has been characterized by technological change and incremental advancement. Sulzer Orthopedics is advancing orthopedic medicine through its commitment to research and development. The industry research and development average is 4.5% of sales. Sulzer Orthopedics commits 9.2% of sales to research and development efforts focused on delivering innovative technologies that solve major orthopedics issues.

     Competition within the orthopedic implant industry is based primarily on value, price, breadth of product offerings, product design and performance, ease of use, peer influence among surgeons, relationships based upon high levels of customer service and clinical results of the product over time. In recent years, managed care and the maturing nature of the industry have made price and value increasingly important competitive factors. Price is a particularly relevant factor in the sale of products where differentiation of the product cannot be clearly proven and the decision to buy is significantly influenced by persons other than the surgeon.

Additionally, as health care providers become more cost-conscious, the use of higher-priced products has become increasingly limited to younger, more active patients.

     Sulzer Medica believes that its future success depends upon providing high quality service to all customers, offering a wide range of quality products at different pricing points, continuing to promote its key products, pursuing additional strategic agreements with buying groups, offering a wide array of ancillary products utilized by the orthopedic community and continuing to pursue, through research and development efforts, new products and services that can set Sulzer Medica apart from its competitors.

  JOINT AND FRACTURE CARE

     Sulzer Medica designs, manufactures and markets a line of joint reconstruction implants for the hip, knee, shoulder and elbow. When patients suffer from the painful and eventual debilitating symptoms associated with orthopedic joint problems, Sulzer Medica's reconstructive orthopedic implants typically significantly improve their quality of life. Historically, orthopedic products were intended for the treatment of injuries. As a result of developments that began in the late 1950s and the early 1960s, products and procedures were also developed for the treatment of joint disease, such as arthritis.

     Total joint replacement surgery replaces worn, damaged or diseased joints with components made of stainless steel, titanium alloy or cobalt chromium alloy and ultra-high molecular weight polyethylene, a medical grade plastic. The first widely used products were various forms of hip replacements, with total joint replacement becoming the norm. Development of total knee systems followed the development of total hip replacements. Reconstructive products may be further broken down by category into cemented products, cementless products and revision products. Cemented products are secured to the bone with a grout made of polymethylmethacrylate ("cement" or "bone cement"), while cementless products are "biologically fixed," by means of tissue ingrowth into the implant's porous surfaces or tissue ongrowth onto a macro or micro texture surface, securing the implant without the use of cement. The Sunspace Knee System is a small minimally invasive device that offers a new treatment option for relief from early stage osteoarthritis of the knee.

     Sulzer Medica is actively pursuing computer-aided surgery for hips, knee, cruciate ligament and spine applications. For example, Navitrack systems are jointly developed with Orthosoft, Inc. based in Montreal, Canada and exclusively distributed worldwide by Sulzer Medica. In order to address the Sports Medicine activities, Sulzer Medica is entering the biological regeneration and reconstruction business. In 1996 Sulzer Medica acquired the rights from ReGen Biologics Inc. to distribute their Collagen Meniscus Implant (CMI) outside the USA. Sulzer Medica performed the clinical studies in Europe and launched the CE marked CMI in Europe in April 2000.

     In HIP ARTHROPLASTY, the "ball and socket" of the hip joint are replaced with several components, depending on the product design. The stem, made of stainless steel, titanium alloy or cobalt chromium alloy, supports the head, which is comprised of a "ball and neck." The acetabular component, which usually consists of a polyethylene liner and metal cup or an all polyethylene cup, replaces the socket. Hip implants, as a result of physician preference, are typically divided into European and American designs. Sulzer Medica offers a full line of hip implants for primary and revision surgery to meet patient needs and surgeon preferences, including, among others, the following key products:

MODEL NAME                                                      DESCRIPTION
----------                                                      -----------
Muller Straight Stem.........................  With more than thirty years of successful clinical use, the Muller Hip Stem offers a
                                               self-locking, cemented straight stem. The
                                               Muller holds the distinction of being the
                                               most copied hip stem design in the Europe.
CLS Hip System...............................  With more than ten years of excellent clinical results, the CLS Hip system's key
                                               features include its ease of use and simple
                                               instrumentation and cementless application.
                                               It is recommended for use by younger pa-
                                               tients.

MODEL NAME                                                      DESCRIPTION
----------                                                      -----------
Alloclassic Hip System.......................  With more than 15 years of excellent clinical results, the Alloclassic Hip system offers a
                                               cementless straight stem design.
Durasul Tribological System..................  This unique acetabular system consists of highly crosslinked Durasul polyethylene
                                               without measurable wear and the Durasul CoCR
                                               head. Durasul Large Diameter Head technology
                                               received FDA clearance in March 2000.
Metasul Tribological System..................  This unique acetabular system has more than
                                               10 years of clinical results and consists of
                                               Metasul metal-metal head and cup for reduced
                                               wear. Metasul received FDA approval in August
                                               1999, making Sulzer Orthopedics the first to
                                               market metal-metal technology in the United
                                               States.
MS-30 Stem System............................  The MS-30 Stem system is a cemented stem with a three dimensional, conical design and key
                                               features that allow for optimal positioning
                                               during surgery.
Natural-Hip System...........................  The Natural-Hip system is an anatomically shaped, straight stem that combines the
                                               surgical simplicity of a straight stem with
                                               many of the best features of an anatomic
                                               stem. It is available in a wide range of stem
                                               options, including cobalt chromium for
                                               cemented use and hydroxyapatite over porous
                                               coating for non-cemented fixation.
APR Hip System...............................  The APR Hip system is a curved, anatomic stem that addresses key stability and performance
                                               issues such as proximal fill and anatomic fit
                                               and is available in a wide range of stem
                                               options, including hydroxyapatite over porous
                                               for non-cemented fixation and cobalt chromium
                                               for cemented use.
Weber Cemented Total Hip System..............  This is an advanced metal-on-metal system that provides less wear, significantly
                                               reduces interaction with surrounding tissues
                                               and reduces risk of long-term loosening. This
                                               system is only available in Europe.
Apollo Hip System............................  This system is a less expensive implant targeted towards lower-demand patients.
Converge Acetabular Cup System...............  The Converge acetabular system is a two-piece modular system that consists of a
                                               polyethylene insert and a porous titanium
                                               acetabular shell. This product is designed to
                                               reduce polyethylene wear debris commonly
                                               associated with implant loosening. The system
                                               includes four shell options and three insert
                                               options. The shells pair with Metasul,
                                               Durasul and standard polyethylene.
Allofit Acetabular Cup System................  This acetabular system is a modular concept that has been used successfully in Europe for
                                               several years and was introduced to the US
                                               market in 2001. The titanium, macrostructured
                                               shell is available with and without screw
                                               fixation and pairs with Metasul, Durasul and
                                               standard polyethylene. Allofit received FDA
                                               clearance in March 2001.

MODEL NAME                                                      DESCRIPTION
----------                                                      -----------
Precedent Revision Hip System................  The Precedent is a straight revision stem designed to address the needs of patients who
                                               have failed primary implants. The Precedent
                                               is available in a wide variety of sizes to
                                               address varying needs.
FracSure Hip System..........................  This system provides the surgeon with a proven cost-effective means for addressing
                                               the hip fracture patient. Made of cast
                                               cobalt-chromium, this straight stem may be
                                               press-fit or cemented.

     Total KNEE ARTHROPLASTY consists of several components depending on the product design: the femoral component or components; the tibia component or components; and the patellar component or components. Sulzer Medica offers a full range of implants. The Company's key products include:

MODEL NAME                                                      DESCRIPTION
----------                                                      -----------
Natural-Knee System..........................  With more than ten years of successful clinical use, this complete knee system was
                                               also approved in 1997 by the FDA for use in
                                               cementless applications. The Natural-Knee
                                               system covers arthritic disease states
                                               ranging from those requiring high tibia
                                               osteotomies to those requiring more
                                               constrained implant options. An added benefit
                                               of the Natural-Knee system is the simplicity
                                               and precision of the instruments used to aid
                                               in implantation. The entire family of
                                               Natural-Knee products has common, adaptable
                                               instrumentation and surgical techniques. The
                                               Natural Knee II with a Rotating Platform was
                                               introduced in Europe in June 2000.
Durasul Tribological System..................  Building upon the successful use in total hip implants, highly crosslinked Durasul
                                               polyethylene without measurable wear is now
                                               available for use in knee arthroplasty.
                                               Natural-Knee Durasul was cleared by the FDA
                                               in November 2000. Highly crosslinked Durasul
                                               polyethylene improves resistance to
                                               delamination, a major cause of early knee
                                               implant failure.
SAL System...................................  The SAL system was launched in 1997, and is a self-aligning knee with mobile bearing.
UniSpacer Knee System........................  The UniSpacer is technically less demanding than traditional knee surgery and requires
                                               only minimal surgical intervention with no
                                               bone cuts. It helps relieve arthritic pain
                                               and improve joint stability by restoring
                                               ligament tension and normal knee alignment
                                               while preserving the patient's natural bone.
F/S Knee System..............................  The F/S knee system is a fixed-bearing, cemented knee that has more than thirty years
                                               of clinical results and can be used to
                                               conform to a variety of surgical philosophies
                                               and cost parameters.

MODEL NAME                                                      DESCRIPTION
----------                                                      -----------
Apollo Knee System...........................  The Apollo knee system is a total knee system that addresses arthritic knee conditions
                                               requiring cruciate sparing, sacrificing or
                                               constrained implant options. It was designed
                                               to restore patella depth and optimize wear
                                               resistance. Building on 17 years of proven
                                               clinical success observed in total condylar
                                               designs, the Apollo Knee has been shown to
                                               produce the highest contact area through
                                               range of motion of any fixed bearing
                                               components. In addition, its instrumentation
                                               mirrors that of the Natural-Knee system with
                                               its ease and simplicity of use.
Alloflex Monocondylar Knee...................  This cementless knee prosthesis has evolved from a previous successful product and
                                               incorporates innovative design features and
                                               materials that provide increased stability as
                                               well as reduced stress on the patient's
                                               ligaments. This prosthesis is not available
                                               in U.S.
GSB Knee Prosthesis..........................  This product, designed for cemented use, is the implant of choice in the presence of
                                               severe joint destruction. It is not available
                                               in the U.S.
Wallaby Knee System..........................  Designed in conjunction with a group of
                                               French surgeons, this complete system
                                               includes two lines: with or without retention
                                               of the ligaments. The Wallaby instrumentation
                                               is also used with the F/S and SAL systems. It
                                               is not available in the U.S.
Magna ROM 21 Knee System.....................  A knee product introduced in Japan in 1999 that solves the issue of range of motion
                                               required by the Asian market.
Innex Knee System............................  Introduced in Europe in late 1999, the product continues in 2000. The Innex
                                               addresses the challenge of kinematics and
                                               reduced wear. It also meets Europe's changing
                                               market needs, from fixed to mobile-bearing
                                               surfaces.

     UPPER EXTREMITIES product lines encompass complete shoulder and elbow replacement systems. Components of the shoulder systems are humeral stem, humeral head and glenoid components. Total elbow components consist of ulnar and humeral components. The key Upper Extremity product lines include:

MODEL NAME                                                      DESCRIPTION
----------                                                      -----------
The Anatomical Shoulder......................  A modular shoulder system designed for primary and secondary osteoarthrosis,
                                               rheumatoid arthritis and complex fractures of
                                               the humerus. Unique biomechanical concept
                                               allows for precise replication of the humeral
                                               anatomy for excellent long-term clinical
                                               results. A press-fit option received FDA
                                               clearance in February 2001, expanding the
                                               shoulder system to include both cementless
                                               and cemented options.

MODEL NAME                                                      DESCRIPTION
----------                                                      -----------
The Select Shoulder..........................  A modular shoulder system that has been providing solutions to orthopedic surgeons
                                               since 1988. The Select Shoulder was designed
                                               to effectively handle cases from the most
                                               simple to the most complex, including
                                               four-part fractures and revision cases.
The GSB-III Elbow............................  An elbow system with 16 years of clinical experience designed to relieve pain and
                                               restore functioning of the elbow. This
                                               nonconstrained design, with rotational
                                               clearance of the ulna component and easily
                                               moveable rotation encasing, results in a
                                               stable and lasting connection.

     The objective of the orthopedic TRAUMA field, which involves the management of fractures, is the achievement of complete bone healing, or "union," and restoration of alignment and full range of motion in patients who have sustained fractures. The February 1997 acquisition of Synos Medical Ltd, a designer and manufacturer of trauma products, represents the initial phase in Sulzer Medica's orthopedic trauma market strategy. These products are currently not marketed in the U.S.

MODEL NAME                                                      DESCRIPTION
----------                                                      -----------
SIRUS Intramedullary Nailing System..........  The innovative concept of the Sirus intramedullary nailing system was developed
                                               in close collaboration with leading surgeons
                                               and is suitable for the treatment of both
                                               simple and complex fractures of the femur and
                                               the tibia. The intramedullary nails cover all
                                               indications for unreamed and reamed
                                               intramedullary nailing. Due to the
                                               anatomically adopted shape, in association
                                               with the cannulation, an easy and safe
                                               insertion of the implants is enabled.
                                               Different interlocking options allow the
                                               stabilization of even complex fractures close
                                               to a joint. The user-friendly, modular
                                               instrument set is intended for use in opera-
                                               tions on both the femur and the tibia. The
                                               implants are made of titanium alloy
                                               (Protasul-100) for excellent
                                               biocompatibility, fatigue strength and MRI
                                               compatibility.
Intrasys Proximal Intramedullary Nail for      The versatile implant system Intrasys is
  Femur......................................  intended to be used for the treatment of simple as well as complex fractures of the
                                               proximal femur. It consists basically of
                                               three components: the intramedullary nail,
                                               the stabilizing screw and the cervical screw.
                                               The stabilization screw ensures rotational
                                               stability of the femoral neck during surgery
                                               and also during bony consolidation whereas
                                               the cervical screw transfers the hip forces
                                               to the nail. The implants are available in
                                               stainless steel (Protasul-S 30) or titanium
                                               alloy (Protasul-100).
Plating Systems..............................  The large portfolio offers of a wide range of indications for the internal fracture
                                               fixation in the epi-, meta- and diaphyseal
                                               area of mini-, small- and large bones. All
                                               these implants are available in stainless
                                               steel (Protasul-S) and in titanium
                                               (Protasul-Ti, Protasul-100).

MODEL NAME                                                      DESCRIPTION
----------                                                      -----------
Screw Plates for Hip and Condyle.............  Screw plates for hip and condyle are used for the fixation of simple or multifragmentary
                                               fractures of the proximal and the distal
                                               femur. These implant systems present an
                                               efficient and clinically proven concept in
                                               treating a wide range of indications of these
                                               fracture types. The systems are available in
                                               stainless steel (Protasul-S) or titanium
                                               alloy (Protasul-100).
Cannulated screws............................  Cannulated screws can be widely used for fracture fixations in various indications.
                                               The guidance over a wire provides the surgeon
                                               with an alternative and very precise method
                                               in performing lag screw osteosynthesis. With
                                               the different diameters ( 3.5, 4.5 and 7.0
                                               mm) and the wide range of screw types and
                                               lengths it is possible to treat epi- and
                                               metaphyseal fractures in small and large
                                               bones. The systems are available in stainless
                                               steel (Protasul-S) or titanium alloy
                                               (Protasul-100) for excellent
                                               biocompatibility, fatigue strength and MRI
                                               compatibility.
Polypin......................................  Polypin, the bioresorbable bone pin, is used for the fixation of fractures with limited
                                               load or shear stress. Different animal trials
                                               and multicenter studies showed that it has
                                               the same functional results like metal
                                               implants, but with one important advantage: a
                                               second surgery for implant removal is not
                                               necessary saving additional costs for the
                                               patient. Polypin is made of an amorphous
                                               Polylactide, which has an excellent
                                               biocompatibility and degrades completely
                                               within two years.

     Sulzer Medica's SPORTS MEDICINE has as its objective the biological meniscus and cartilage regeneration and ligament reconstruction to restore joint function. The products offered within this portfolio include bioresorbable products to support tissue regeneration and reconstruction as well as instruments for tissue transplantation and stimulation of cartilage repair. New approaches for tissue engineering are being evaluated in close cooperation with Sulzer Biologics. Following are the company's Sports Medicine products marketed in Europe.

MODEL NAME                                                      DESCRIPTION
----------                                                      -----------
Sysorb.......................................  Bioresorbable screw for ligament reconstruction
Collagen Meniscus Implant (CMI)..............  Bioresorbable collagen matrix for meniscus regeneration
Soft Delivery System (SDS)...................  System for Osteochondral Transplantation
Microfracturing Instruments..................  Set of instruments to stimulate cartilage repair

     Navitrack is a COMPUTER-ASSISTED SURGERY (CAS) system offered by Sulzer Medica that is used for hip, knee, spine and cruciate ligament operations. Navitrack is jointly developed with Orthosoft, Inc. in Montreal, Canada, and is exclusively distributed worldwide by Sulzer Medica. The Navitrack System is an innovative CAS system that provides patient-specific 3-D images in real time to assist the surgeon in preoperative planning and surgery. Navitrack creates a real-life, virtual model of a patient's anatomy, enabling the surgeon to optimize precision in moving instruments and placing implants during surgery. Electronic visualization makes it possible to reduce the number of time-consuming X-rays required during an operation. Navitrack is the first CAS system designed by orthopedic surgeons for orthopedic surgeons to provide independent multi-tracking of instruments.

  SPINE CARE

     The primary goals of spinal implantation systems are to correct for spinal deformity or imbalance, to re-establish stability of the spine and to eliminate pain. Hooks, plates, rods, screws and cages (metallic, ceramic and bone) acting as the equivalent of modular spinal anchoring, are constructed by the surgeon to create an internal bracing mechanism. Surgeons adapt these components to the specific pathology of the individual patient, creating an implant construct that is intended to reconstruct and restore normal spinal biomechanics or facilitate bone fusion. Sulzer Medica's January 1998 acquisition of Spine-Tech marked its significant entry into the spinal implant market.

MODEL NAME                                                      DESCRIPTION
----------                                                      -----------
ALLOSPINE Posterior..........................  Belongs to the ALLOSPINE family, ALLOSPINE posterior is a pedicle screw-rod system for
                                               the posterior approach, used from the
                                               lumbosacral to the upper thoracic level. On
                                               the market since 1994, introduced throughout
                                               Europe.
DYNESYS......................................  A new concept for the treatment of lumbar degenerative disc disease. DYNESYS stabilizes
                                               the disc, ligaments and capsular articulation
                                               and allows a restoration of the posterior
                                               disc height without fusion. Facet joints and
                                               disc stay intact. Market introduction started
                                               in autumn 1998 in Europe.
BAK/L Cage...................................  A fenestrated, porous, threaded titanium interbody fusion device, cylindrical,
                                               titanium alloy interbody fusion designed to
                                               provide an immediately stability of lumbar
                                               degenerated spinal motion segments to allow
                                               promote fusion and relief of painful chronic
                                               neck pain symptoms.
BAK/Proximity................................  A second generation interbody fusion cage, designed to BAK/Proximity designed for closer
                                               proximation of the cages within the
                                               degenerated disc space, allowing for reduced
                                               dissection, retraction and exposure re-
                                               quirements. Larger open internal chambers
                                               allow the surgeon to place more bone in the
                                               cage, which enhances fusion.
BP/Proximity.................................  A third generation BAK cage designed to provide the best features and benefits of the
                                               BAK/L and the BAK/Proximity.
Bone Harvester...............................  Provides a quick, less invasive bone graft harvesting method. This allows the surgeon to
                                               harvest the patient's own cancellous bone
                                               from the Illiac Crest.
Cervi-Lok....................................  The instrument and implant design of this cervical plating system provides precise
                                               screw and plate placement, optimizing spinal
                                               stability.
Trinica......................................  A titanium anterior cervical plating system indicated for use in treating degenerative
                                               disc disease, trauma, tumor, and fracture, as
                                               well as revision procedures.
BAK/C........................................  A treaded titanium interbody fusion device used to treat degenerated discs of the
                                               cervical spine, without the need to harvest
                                               bone from the patient's hip.
Silhouette Spinal Fixation System............  A spinal fixation system consisting of rods, screws, and hooks of various size and shape
                                               to provide fixation that attaches to the
                                               posterior elements of the spine.

MODEL NAME                                                      DESCRIPTION
----------                                                      -----------
Puros Traditional Allografts.................  These Allografts are a family of bone products specifically designed and processed
                                               to meet the demanding needs of surgeons. The
                                               grafts are processed using the proprietary
                                               Tutoplast process.
Symmetry Allograft Bone......................  A unique lumbar interbody allograft fusion system that features consistent cortical
                                               strength and density.
Puros Accugraft..............................  This allograft product combines cortical and cancellous bone material into a unique
                                               horseshoe shaped graft. Used in the lumbar
                                               spine, this graft is inserted from the
                                               anterior approach.

  DENTAL CARE

     Sulzer Dental Inc. was established in 2001 as an amalgamation of Sulzer Calcitek (founded 1981) and Paragon Implant Company (founded 1982), former competitors in the dental implant industry. Sulzer Medica acquired the constituent companies in 1988 and 2001, respectively. Sulzer Dental Inc. represents an extension of the orthopedic customer base to include general dentists, prosthodontists, oral surgeons and periodontists. Using a direct sales force in the United States, five wholly-owned subsidiary organizations, and an active network of some 55 distributors, Sulzer Dental Inc. markets products in three principal areas: dental implants, periodontal therapies and bone grafting material. Dental implants allow a patient to replace one or more missing teeth with a product that is permanently inserted into the patient's jaw. Periodontal therapies address a variety of conditions that affect the attachment apparatus (e.g., bone, periodontal ligament) that supports a natural tooth or dental implant, while bone-grafting material may be used to address structural defects in a patient's jaw.

     In 1996, the former Sulzer Calcitek expanded its operations by establishing direct distribution centers in Germany and France. By 2001, the former Paragon Implant Company featured a network of 30 distributors worldwide, and direct distribution centers in Israel and Canada. Combined, these structures provide Sulzer Dental Inc. with 55 distribution partners worldwide that are increasing penetration into the European, Asian and Middle Eastern markets and helping it to better serve its customers.

     Sulzer Dental Inc. can boast state-of-the-art product lines that include numerous patented innovations, such as the highly crystalline MP-1 hydroxyapatite coating, implant Selective Surface technology, external Spline and internal hexagon abutment connections, multiple lead threads, friction-fit abutments and more. Historically, our products have also included many industry "firsts," such as the first hydroxyapatite-coated dental implant system (Integral, 1985) and the first internal connection for cemented or screw-retained abutments (Screw-Vent, 1986). Sulzer Dental Inc. produces high quality dental implant designs for one- or two-stage surgeries. Both the Spline Dental Implant System (1995) and Paragon Implant Systems (1995) incorporate a variety of surface features, including microtextured titanium and MP-1 hydroxyapatite. All implants from Sulzer Dental Inc. also incorporate one of three patented implant-abutment interfaces that eliminate or reduce abutment micromovement, increase strength, and provide a more precise fit with an enhanced tactile sense of engagement. Self-tapping screw implants in the combined systems include the Screw-Vent (1986), Spline Twist (1997), Twist Max(1999), Tapered Screw-Vent (2000), the one-stage AdVent (2000), one-stage SwissPlus (2001) and one-stage Tapered SwissPlus (2001) product lines. In addition, color-coded drills with triple cutting edges and electropolished surfaces provide a gentle surgical procedure to enhance osseointegration.

     In the periodontal therapy market, BioMend (1996) was the first absorbable collagen membrane cleared for use in the United States. BioMend facilitates the regeneration of tooth support structures, helps to provide a proper healing environment and allows wounds to heal with a lower risk of re-infection. Its biocompatible and absorbable nature eliminates the need for second-stage surgery. BioMend's ease of use during surgery may prove to be a competitive advantage. BioMend Extend (1999), a longer-lasting resorbable membrane, allows healing for up to 18 weeks. Other periodontal therapy products include a variety of collagen wound dressing products: CollaTape, CollaCote and Colla Plug. In 2001, Sulzer Dental Inc. introduced Puros, a mineralized allograft product that can be used in various regenerative procedures.

BIOLOGICS

     Orthopedic and cardiovascular tissue engineering and carrier technologies define the base from which Sulzer Biologics, which manages the research and development activities in the biological field by Sulzer Medica, develops new therapies for orthopedic and cardiovascular tissue regeneration and repair therapies.

     Sulzer Biologics had a challenging year in 2001 highlighted by a major decision to terminate the Ne-Osteo growth factor program and to shut down the Sulzer Biologics facility in Denver. In-depth analysis undertaken by management has clearly shown that the Division's proprietary Ne-Osteo growth factor does not meet the necessary requirements to justify investment in further development. Although excellent research into the stimulation of endogenous bone growth had been carried out over the years, management came to the conclusion that the product would not yield the commercial results required for the company's core businesses within the necessary timeframe.

     As a result, Sulzer Biologics' US-based organization has been consolidated in a single, new facility in Austin, Texas, located near the Division's two key collaborators: Sulzer Orthopedics and Sulzer Carbomedics.

     In 2001, Sulzer Biologics continued its progress on intervertebral disc regeneration technology, articular cartilage development, drug-coated stent research and investigation of other several biochemical agents for cardiac and peripheral angiogenesis. Research focusing on the development of new and improved carriers for delivery of growth factors for bone applications also progressed well. This research resulted in five new patent applications being filed during the year.

     In the area of articular cartilage, Sulzer Biologics and Sulzer Orthopedics have announced collaborative efforts with Professor Couceiro in Santiago de Compostela, Spain, to establish set up a human articular-cartilage processing Operation Center. This collaboration, funded in part by the Spanish Government, will benefit Sulzer Medica by establishing the company's first introductory products in the field of articular cartilage regeneration.

CARDIOVASCULAR PROSTHESES DIVISION

     The cardiovascular prostheses market comprises principally heart valve and vascular graft replacement and repair products. Heart valves facilitate the one-way flow of blood in the heart and prevent significant backflow of blood into the heart and between the heart's chambers. There are four valves in the human heart, with the aortic and mitral being the two most often replaced or repaired. Heart valve replacement or repair may be necessary because the natural heart valve has deteriorated as a result of congenital defects or disease. There are generally two types of prosthetic heart valves: mechanical valves and tissue valves (also known as biological valves). In addition, valve repair is a fast-growing segment of valve disease therapy. In some cases, surgeons prefer to treat valve disease through delicate surgical repair procedures instead of valve replacement, typically using products known as annuloplasty rings.

     Historically, there have been trends where, at times, tissue valves were more popular and, at times, mechanical valves were preferred. Mechanical valves are extremely durable and have tested well beyond 100 years. On the other hand, tissue valves are less durable and generally last from 8 to 14 years, depending upon the age and activity level of the patient. As a result, there is the potential for high-risk replacement of a biological valve when the patient is advanced in age. Conversely, tissue valves do not require routine (daily) anticoagulant therapy, as do mechanical valves.

     Vascular grafts are used to replace or bypass occluded, damaged, dilated or severely diseased arteries. Arteries, with the exception of the pulmonary artery, are vessels that carry oxygen rich blood away from the heart to the other tissues throughout the body. In many instances it is possible to harvest veins or arteries from one portion of a patient's body and implant them in the area needing vessel repair. Harvested vessels are used most often in coronary artery bypass while synthetic grafts are required for most peripheral artery repairs. In addition to these patients, it is often necessary to implant artificial vessels in end-stage renal disease patients undergoing hemodialysis. Synthetic vascular grafts can be used in large diameter (greater than 8mm) and medium diameter (6-8mm) applications. The small diameter application (4-5mm), at present, is primarily serviced by natural vessel transplant.

     Large diameter grafts generally are tubular materials based on polyester fiber and sealed with a resorbable protein. Medium diameter grafts generally are ePTFE (a teflon like material) constructions, but there is some overlap in materials between the two applications.

     The Company expects the overall market for heart valves and vascular grafts to grow over the long term as the result of continuing increases in heart and vascular disease worldwide. These diseases are generally a result of aging and lifestyle, including diet. Market size should also increase as emerging market countries assign a higher priority to health care needs.

  CARDIOVASCULAR PROSTHESES PRODUCTS

  Cardiac Care

     Heart Valves. The company has over 30 years experience in the design, development and manufacturing of mechanical heart valves and heart valve components for itself and other companies. The company's proprietary mechanical heart valve product line, CPHV, has an unmatched record of safety with over 400,000 implants with no postoperative mechanical failures. The company's overall heart valve product line includes, among others, the following:

MODEL NAME                                                      DESCRIPTION
----------                                                      -----------
CPHV Mitral/Aortic Valve.....................  The CPHV Standard Valves are available for both aortic and mitral implantation. Its
                                               advantages, which are incorporated in all of
                                               the company's mechanical heart valves,
                                               include in-situ rotatability, enhanced
                                               radiographic visibility, surgeon-friendly
                                               cuff designs and an unmatched record of
                                               safety.
CPHV Pediatric Valve.........................  A specially sized valve for pediatric cases.
Reduced "R" Series Aortic Valve..............  The Company's "R" Series Aortic Valve
                                               features a reduced outside valve diameter to
                                               address the needs of patients with a small
                                               aortic root, where intra-annular placement is
                                               preferred.
"Top Hat" Supra-Annular Aortic Valve.........  The Top Hat Supra-Annular Aortic Valve is a
                                               bi-leaflet valve designed to allow the
                                               implantation of a one to two size larger
                                               valve compared to intra-annular placement.
                                               This promotes better blood flow and serves as
                                               an alternative to surgical annulus enlarge-
                                               ment.
Orbis Universal Valve........................  The Orbis Universal Valve features a
                                               "universal" design that allows it to be used
                                               for either aortic or mitral implantation,
                                               thereby reducing multiple inventory stocking
                                               needs. The company received FDA approval in
                                               early 1999.
OptiForm Mitral Valve........................  The Optiform valve is designed to allow the valve to sit higher in the mitral annulus
                                               with an expanded cuff that optimally conforms
                                               to the patient's annulus. The company has
                                               received FDA approval and the CE Mark.
SuMit Mitral Valve...........................  The SuMit Mitral Valve allows atrialized implantation where there is a concern of left
                                               ventricular out-flow track obstruction. The
                                               company received CE marking in 1999 and has
                                               not sought FDA approval.

MODEL NAME                                                      DESCRIPTION
----------                                                      -----------
Carbo-Seal Ascending Aortic..................  The Carbo-Seal Ascending Aortic Prosthesis
                                               combines a heart valve Prosthesis with a
                                               pre-sealed vascular graft, thereby increasing
                                               the convenience to the implanting surgeon and
                                               reducing operating time and therefore the
                                               associated risk to the patient.
AnnuloFlo/AnnuloFlex Annuloplasty Rings......  Among its heart valve products, the company also designs and manufactures annuloplasty
                                               rings to facilitate valve repair. The company
                                               produces both a rigid and flexible ring
                                               mounted on instrumentation for easier and
                                               faster implantation.
Synergy PC...................................  A leader in performance in the most rapidly growing pericardial segment of the tissue
                                               valve market, the Synergy PC is manufactured
                                               by the recently acquired Sulzer Mitroflow
                                               subsidiary in Richmond, B.C., Canada.
                                               Mitroflow has over 17 years of experience in
                                               developing and manufacturing pericardial
                                               tissue heart valves. The valve is CE marked
                                               and the company is currently seeking FDA
                                               approval.
Synergy ST...................................  Since April 1997 the company has distributed this stented porcine valve manufactured by
                                               Labcor Laboratorios. Labcor has over 16 years
                                               of experience with in the manufacture of
                                               tissue heart valves. The product is CE
                                               marked.
CardioFix Pericardial Patch..................  Using the proprietary PhotoFix(R) tissue fixation process, the CardioFix offers a
                                               pericardial patch material for use in cardiac
                                               repair that has unprecedented immunological
                                               and surgical handling characteristics. The
                                               product has both CE mark and FDA approval.

     Historically, in addition to selling heart valves to customers directly, the company has manufactured heart valve components for certain of its competitors, which components are then assembled and marketed under the competitor's brands. Customers for the company's products have included, among others, St. Jude, Medtronic, Baxter, Medical Inc., Aortech and ATS Medical, Inc.

     In addition to mechanical heart valves, the company is developing a tissue heart valve presence. In July 1998, the company entered into a distribution agreement with Mitroflow International. Subsequently, the company acquired Mitroflow in October 1999. Mitroflow has over 17 years of experience in developing and manufacturing pericardial tissue heart valves.

     In April 1997 the company entered a distribution agreement with Labcor to market Labcor's tissue valve prostheses, including the Labcor Porcine Stented Valve Bioprostheses. Labcor has accumulated over 16 years of experience with its tissue heart valves.

  Vascular Care

     Sulzer Vascutek, one of the Company's subsidiaries, is a world leader in the design, manufacturing and marketing of Vascular Prostheses.

     Combining state of the art extrusion and textile technology with a commitment to focused research, Sulzer Vascutek manufactures an extensive range of sealed and unsealed ePTFE and polyester prostheses to meet the global needs of vascular and cardiovascular surgeons.

     Recent developments focus on a new modular system for endovascular aneurysm repair which features a unique Nitinol ring-stent combined with an innovative graft material, which has been designed by Sulzer Vascutek specifically for endovascular application. This is the newest and fastest growing area in vascular surgery today.

     The Company will be commencing a clinical trial with its redesigned AAA endovascular system Anaconda in June 2002.

MODEL NAME                                                      DESCRIPTION
----------                                                      -----------
Sulzer Vascutek ePTFE........................  Is an ePTFE prosthesis indicated for peripheral and vascular access surgery. The
                                               range consists of standard and thin wall
                                               configurations, either unsupported or with
                                               end, central or full external support.
SEALPTFE.....................................  Is an ePTFE prosthesis using the substrate of
                                               Sulzer Vascutek ePTFE and coated with our
                                               hydrolysable gelatin sealant. This
                                               significant advance addresses suture hole
                                               bleeding, one of the main problems asso-
                                               ciated with conventional ePTFE. SEALPTFE also
                                               produces minimal "sweating" -- a problem
                                               associated with seroma formation. Most
                                               importantly the coating may be bonded with
                                               antibiotic to reduce the risk of infection.
                                               The range consists of standard and thin wall
                                               configurations, either unsupported or with
                                               end, central or full external support.
Taperflo.....................................  Is a range of SEALPTFE prostheses for vascular access surgery in renal dialysis.
                                               The range consists of standard and thin wall
                                               configurations, either unsupported or
                                               centrally supported in both stepped and short
                                               taper designs.
Gelsoft......................................  Gelsoft is a zero porosity, warp lock knitted polyester graft combining superior handling
                                               with a unique modified gelatin impregnation.
                                               Gelsoft(TM) is indicated for abdominal and
                                               peripheral applications and is available in
                                               straight, bifurcation and externally
                                               reinforced designs.
Gelsoft Plus.................................  Gelsoft Plus is the first of a new generation of zero porosity polyester grafts featuring a
                                               unique Koper knitted structure. This provides
                                               graft dilatation resistance while preserving
                                               all the advantages of a warp knitted
                                               structure i.e. soft handling and absence of
                                               fraying. Gelsoft(TM)Plus is indicated for
                                               abdominal and peripheral applications and is
                                               available in straight, bifurcation and
                                               externally reinforced designs.
Gelseal......................................  Gelseal is a zero porosity, warp-lock knitted polyester graft featuring an additional set
                                               of yarns to provide the additional strength
                                               required in the high flow, high pressure
                                               thoracic area. Gelseal(TM) is available in
                                               straight, bifurcation and externally
                                               reinforced designs. Single and multibranched
                                               configurations are also available for aortic
                                               arch procedures.
Gelweave.....................................  Gelweave is a zero porosity gelatin impregnated graft. This twill woven polyester
                                               structure featuring "floating yarns" which
                                               create a velour on the external surface of
                                               the graft, encouraging better attachment of
                                               ingrowing tissue and improved healing
                                               capacity. Gelweave(TM) is indicated for
                                               thoracic applications and is available as
                                               straight, bifurcation as well as single and
                                               multibranched configurations.

MODEL NAME                                                      DESCRIPTION
----------                                                      -----------
Gelweave Valsalva............................  Gelweave Valsalva, an innovative graft design, is indicated for aortic valve sparing
                                               and prosthetic valve implant procedures. It
                                               mimics the stretch responses of the Valsalva
                                               sinuses and provides the potential to reduce
                                               the tension on the coronary anastomoses,
                                               minimising valve leaflet stress.
Thin Wall Fluoropassiv.......................  Fluoropassiv is a unique fluoropolymer coated, Koper knitted zero porosity polyester
                                               biomaterial. Each polyester fibre is covered
                                               by and bonded to fluoropolymer molecules
                                               thereby creating an interpenetrating network
                                               between the two polymers. The fluoropolymer
                                               imparts low thrombogenic characteristics thus
                                               providing the potential for improved healing
                                               and long term patency. The range consists of
                                               crimped and externally reinforced grafts.
                                               Carotid patches are also available.

     Primary purpose of peripheral stents, those intended for use outside of the heart, is to restore flow through a obstructed lumen be it a duct, artery or vein. The primary products from the company are stents, which are mechanical scaffolds that hold open the lumen to restore flow. The stents are designed such that they either expand upon release from a delivery system (self-expanding) or expanding via a balloon catheter (balloon expandable) when the balloon is enlarged under pressure. Stents are permanent implants that are implanted by Interventional Radiologist, Interventional Cardiologist and Vascular Surgeons. Sulzer Medica's February 2001 acquisition of IntraTherapeutics Inc. marks its significant entry into the peripheral stent market.

     The worldwide peripheral stent market consists of two types of stents: balloon expandable and self-expanding. Balloon expandable stents are available unmounted or premounted on a catheter delivery system. The Company's balloon expandable stents are available unmounted and premounted on delivery catheters, and the Company offers a nitinol wire coil, self-expanding stent on a proprietary delivery catheter and a cut tube self-expanding stent on a proprietary delivery system. Since 1998, the Company has launched several balloon expandable stent products, a nitinol coil self-expanding stent and a cut tube self-expanding stent, which are marketed in the United States and internationally under the IntraStent family name. In the United States, the Company has received 510(k) pre-market clearance for these products either for use in the biliary ducts or for use in the bronchial tubes.

MODEL NAME                                                      DESCRIPTION
----------                                                      -----------
IntraStent...................................  This is a single strut, stainless steel, balloon expandable stent which optimizes
                                               flexibility, coverage and radial force with
                                               minimal shortening. This stent's
                                               well-balanced performance characteristics
                                               make it especially versatile and
                                               cost-effective.
IntraStent LP................................  This is a single strut, stainless steel, and balloon expandable stent customized for use
                                               with a low profile delivery balloon catheter
                                               that retains the performance characteristics
                                               of the IntraStent. The IntraStent LP enables
                                               the physician to use a smaller diameter
                                               delivery system that is less traumatic at the
                                               point of entry into the body and increases
                                               the possibility of deploying a stent in a
                                               vessel dramatically constricted by a lesion.

MODEL NAME                                                      DESCRIPTION
----------                                                      -----------
IntraStent Double Strut......................  This is a double strut, stainless steel, balloon expandable stent. This innovative
                                               concept in stent design incorporates cell
                                               geometry of two parallel struts rather than a
                                               single strut. This stent is highly flexible,
                                               provides good vessel coverage, maintains the
                                               natural vessel shape and experiences no
                                               shortening.
IntraStent Double Strut ParaMount............  This is a double strut, stainless steel, balloon expandable stent pre-mounted on a
                                               peripheral angioplasty balloon catheter. The
                                               pre-mounted balloon expandable stent expands
                                               the customer base by reaching physicians who
                                               prefer pre-mounted stents.
IntraStent Double Strut LD...................  This is a double strut, stainless steel, balloon expandable stent optimized for larger
                                               vessels of 9mm to 18mm in diameter, although
                                               it is only cleared for use in the biliary
                                               ducts for up to 12mm. The stent design
                                               provides the vessel coverage and radial force
                                               needed in a larger lumen, while remaining
                                               flexible for easy delivery and not shortening
                                               to ensure precise placement.
IntraStent Double Strut XS...................  This is a double strut, stainless steel, balloon expandable stent designed for the
                                               unique requirements of strictures or lesions
                                               where high radial force at the stent ends is
                                               needed while retaining the flexibility of the
                                               IntraStent Double Strut.
ParaMount XS.................................  This is a premounted IntraStent Double Strut for physician convenience. The premounted
                                               stent ready for use and does not require the
                                               physician to mount the stent on a PTA balloon
                                               catheter.
Protege......................................  This is a self-expanding, nitinol, single strut, cut tube stent. The combined
                                               proprietary stent and delivery catheter
                                               features expand the customer base by reach-
                                               ing physicians who require a self-expanding
                                               stent and delivery system that is easy to use
                                               and allows for precise stent placement.
IntraCoil....................................  This is a nitinol wire coil, self-expanding stent available on a patented delivery
                                               catheter. This stent, which is equally
                                               flexible in all directions and optimizes
                                               radial force and lumen coverage, is best
                                               suited for vessels, which must respond to
                                               repeated motion or compression.

4.C  ORGANIZATIONAL STRUCTURE

     Sulzer Medica Ltd, a Swiss company, is one of the world's leading medical technology companies serving the orthopedic and cardiovascular markets on a global basis. With a rich history of technological leadership and major operations in Europe and the United States, Sulzer Medica holds prominent market positions in its principal areas of activity. Sulzer Medica Ltd, a Swiss holding company owns, directly or indirectly, 100% of all significant operating companies. For a list of our subsidiaries see Note 5 to the Consolidated Financial Statements.

     The managerial organizational structure of Sulzer Medica's principal operating subsidiaries is as follows:

                              (Organization Chart)

4.D  PROPERTY, PLANTS AND EQUIPMENT

     At December 31, 2001, Sulzer Medica had 11 manufacturing facilities located in North America, Switzerland, France and Scotland, five of which also house research and development activities. Of these facilities, Sulzer Medica owns its primary manufacturing facility for the Orthopedics Division in Austin, Texas, and its manufacturing facility in Inchinnan, Glasgow, Scotland. Sulzer Medica leases most of its other facilities. Owned and leased facilities, along with a stand-alone research and development location in Austin comprise a total area of approximately 140,000 square meters approximately 1,250,000 square feet). Sulzer Medica also owns and leases office space at its other manufacturing and research and development facilities and in other locations throughout the world.

     Sulzer Medica believes that its facilities are adequate for the development, manufacture and marketing of current and planned products. See Note 16 of the Consolidated Financial Statements for further details.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A  OPERATING RESULTS

     The following operating and financial review should be read in conjunction with Sulzer Medica's consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. Sulzer Medica's financial statements are stated in Swiss francs, have been prepared in accordance with IAS and have been reconciled with U.S. GAAP. See Note 31 to the Consolidated Financial Statements for a summary of the principal differences between IAS and U.S. GAAP as they relate to Sulzer Medica. Unless otherwise noted, all amounts are Swiss francs (CHF) in millions.

Critical Accounting Policies

     The following accounting policies are considered to be critical to the reporting of the Group's result:

     Legal provisions: A number of our subsidiaries are subject to litigation arising out to the normal conduct of their business, as a result of which claims could be made against them, which might not be covered by insurance. As described in more detail in Note 9 to our consolidated financial statements our most significant litigation exposure relates to a litigation with the patients in the US affected by defective hip and knee implants. In 2001 we have reached a tentative settlement agreement and recognized a provision of USD 873 million as an estimate of our exposure directly related to this pending litigation, primarily for the proposed tentative settlement agreement, legal and other advisor costs and medical costs. The ultimate outcome of this pending litigation cannot presently determined mainly due to the risks of a high number of plaintiffs deciding to opt-out, the funding of the settlement and possible appeals. Our current estimated provision might not be adequate and our ability to generate sufficient cash flow for repayment of financing arrangements could be adversely different.

     Goodwill and intangible assets: Goodwill arising from acquisition are capitalized and amortized on a straight-line basis over its useful life, not exceeding 20 years. Other intangible assets include licenses, patents, trademarks and similar rights as well as existing technology acquired from third parties. These assets are amortized over their estimated useful lives, not exceeding 10 years. Management estimates these useful lives as the benefit provided to the organization. Changes in the assumptions of the estimated useful life could have a negative impact on our results of operations.

     In 2002, we will continue to amortize goodwill under IAS although for US GAAP purposes goodwill and certain indefinite lived intangibles will no longer be amortized but periodically tested for impairment upon the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and other Intangible Assets".

     Impairments: Tangible and intangible assets are reviewed for impairment annually and when circumstances changes that cause management to question the recoverability of these assets. The Company's assessment compares the estimated discounted cash flows to be generated by the asset with its carrying value. When the carrying value is greater than the estimated discounted cash flows an impairment charge is recognized. In 2001 we performed this analysis and recorded impairment charges of CHF 91 million for intangible assets and CHF 50 million for financial assets. We intend to perform a similar review in 2002 and currently do not expect a material impairment charge. However, it cannot be excluded that at the time the review will be completed an impairment charge would be required. Our estimate of the these charges is subject to actual results or further deterioration of the cash flows generated by these assets.

     Taxes: The Company recognizes annual provisions for income taxes assessed on our earnings and profits. These provisions are paid when due to the appropriate tax authorities. Timing differences exist between their payment and financial statement recognition. Deferred taxes are provided for these differences. We have recognized substantial deferred tax assets, some of which are comprised of tax loss carry-forwards. The recoverability of these deferred tax assets is dependant on the Company being able to generate sufficient taxable income or capital gains. In the event the Company determines that it would not be able to realize all or part of these deferred tax assets in the future, an adjustment to the deferred tax assets is charged to income in the period such determination is made. We have recognized valuation allowances in those jurisdictions where based on our operating projections, we do not expect to utilize the deferred tax assets before they expire. The outcome of the hip and knee litigation (discussed above) could affect our ability to realize our tax assets in the US.

OVERVIEW

NET SALES BY DIVISION                          2001        2000        1999      01 VS. 00   00 VS. 99
(CONTINUING OPERATIONS)                      MILL. CHF   MILL. CHF   MILL. CHF       %           %
-----------------------                      ---------   ---------   ---------   ---------   ---------
Orthopedics................................    1,150       1,097         972         5          13
Cardiovascular Prostheses..................      268         250         210         7          19
Total net sales............................    1,418       1,347       1,182         5          14

NET SALES BY LOCATION OF CUSTOMER
------------------------------
Switzerland................................       61          59          55         3           7
EU.........................................      560         530         502         6           6
Rest of Europe.............................       19          17          16        12           6
North America..............................      629         602         496         4          21
Other countries............................      149         139         113         7          22
Total net sales............................    1,418       1,347       1,182         5          14

     At Sulzer Medica we design, manufacture and market artificial joints, traumatology products, spinal implants, dental implants, heart valves including repair products, peripheral stents and vascular grafts.

     Until 1998, we also produced pacemakers and defibrillators, but market developments led us to divest this business and concentrate our resources on our Orthopedics and Cardiovascular Prostheses Divisions where we hold solid market positions. We used the proceeds from this transaction, which was completed on February 1, 1999, to further strengthen our Orthopedics and Cardiovascular Prostheses Divisions, and to increase our already substantial portfolio of related biological technologies.

  RESULTS OF OPERATIONS 2001 COMPARED TO 2000

     Net sales for the Group for the year ended on December 31, 2001, totaled CHF 1.42 billion and were up 5% from the previous year. Excluding currency impacts, year-on-year net sales increased in 2001 by 1%.

     Net sales in 2001 of the Orthopedics Division increased 5% over the previous year, on a currency adjusted basis by 1%. The strong currency adjusted growth rates in Europe with hip and knee implants (+8%) were offset by the declining market share in the US market (-9%) as a direct result of the recall of some of the Inter-Op acetabular shells and the market withdrawal of some tibia base plates by Sulzer Orthopedics Inc in Austin, TX.

     The Cardiovascular prostheses Division grew by 7% in 2001. However, the acquisition and currency adjusted growth rate was -2%. The strong growth rates with tissue valves could not offset the declining sales volume of mechanical heart valves.

     The overall gross margin fell from 68.8% in 2000 to 61.9% in 2001. This decrease relates to the impacts of the two acquisitions (including inventory step up and existing technology write-off), inventory allowances for discontinued products and increased product liability costs. The key ratio operating income before goodwill amortization and exceptional items in relation to sales decreased in 2001 to 7.0%, down from 20.0% in 2000. Acquisition effects as inventory step up and amortization of existing technology amounted to 1.0%. In addition, the decision to restructure the both divisions as well as the management companies and weak operating performance of our peripheral stent unit, acquired in 2001, contributed to this development.

     The exceptional operating items amount in total to CHF 1.67 billion. The majority of it relates to the provisions for the settlement of the recalled Inter-Op hip shells or withdrawn tibia base plates (USD 873 million). In addition, various other impairment charges (Goodwill in IntraTherapeutics Inc) and restructuring costs were recorded in connection with the review of operational activities as initiated by the new management after the spin-off from the former major shareholder, Sulzer Ltd. These items include also write-downs of minority holdings ReGen Inc, Orquest Inc., @Outcome Inc. and Orthosoft Inc. Non-operating expenses of about CHF 21 million largely resulted from the spin-off from Sulzer Ltd and the defense cost for the unsuccessful hostile takeover bid for Sulzer Ltd.

     Management believes that there are no new standards as promulgated by the International Accounting Standards Committee, which would significantly impact its financial position or certain standards earlier than necessary.

     Operating expense as percent of net sales of continuing operations, year ended December 31

                                                              2001    2000    1999
                                                                %       %       %
                                                              -----   -----   -----
Net sales...................................................  100.0   100.0   100.0
Gross profit................................................   61.9    68.8    69.6
Selling, general and administrative expense.................  (45.7)  (41.2)  (41.5)
Research and development expense............................   (9.2)   (8.0)   (8.3)
Other operating income/expense..............................    0.0     0.4     0.0
Operating income before goodwill amortization and
  exceptional items of continuing operations................    7.0    20.0    19.8

  RESULTS OF OPERATIONS 2000 COMPARED TO 1999

     Net sales for the year ended on December 31, 2000, totaled CHF 1.35 billion and were up 14% from the previous year. Excluding currency impacts, year-on-year net sales increased in 2000 by 8%.

     2000 net sales of the Orthopedics Division increased 13% over the previous year, on a currency adjusted basis by 7.5%. The continuing favorable acceptance of the 1999 introduced Orthopedics products, Metasul(TM) and Durasul(TM), was mainly responsible for the positive performance in the U.S. Expressed in Swiss francs, growth was above average 21% in North America. The newly introduced spinal fusion systems in the U.S. and the continuing favorable sales trend in Europe and Asia could not offset the decline in the US market for interbody fusion cage systems. The sales growth in the U.S. was hampered by the voluntary recall of some of the Inter-Op acetabular shells in December 2000.

     2000 net sales of the Cardiovascular Prostheses Division grew by 19% to CHF 250 million, of which 10% was attributable to favorable exchange rates. It achieved this growth despite persistent price pressure in several markets.

     The gross margin fell from 69.6% in 1999 to 68.8% in 2000 mainly due to the pressure on pricing predominantly in Europe and to the reduced sales of spinal implants. As royalty expenses were reclassified in 2000 from "Selling, general and administrative expense" to "Cost of sales" gross margins for prior years have been adjusted accordingly.

     The key ratio operating income before goodwill amortization and exceptional items in relation to sales increased in 2000 to 20.0%, up from 19.8% in 1999. The implementation of the "Redesign to World Class" project within the Orthopedics Division supported the increase, while the cost associated with the launch of several new spinal implant products had a negative impact.

     The exceptional operating item amounting to CHF 1 million represents Sulzer Medica's share of the exceptional operating costs of our majority shareholder resulting from the aborted merger plan in autumn 2000.

     Net income of CHF 190 million in 2000 was positively impacted by an increased interest rates and favorable exchange rates as well as the repayments of short-term and long-term borrowings during 1999 compared to the previous year. Excluding exceptional impact our net income grew by 29% over the previous year.

  BIOLOGICS ACTIVITIES

     Sulzer Biologics had a challenging year in 2001 highlighted by a major decision to terminate the Ne-Osteo growth factor program and to shut down the Sulzer Biologics facility in Denver, Colorado. A comprehensive analysis undertaken by management has clearly shown that the Division "s proprietary Ne-Osteo growth factor does not meet the necessary requirements to justify investment in further development. Although excellent research into the stimulation of endogenous bone growth had been carried out over the years, management came to the conclusion that the product would not yield the commercial results required for the Company's core businesses within the necessary timeframe.

     As a result, Sulzer Biologics' US-based organization has been consolidated in a new facility in Austin, Texas, located near the Division's key collaborators: Sulzer Orthopedics and Sulzer Carbomedics.

  NEW ACCOUNTING STANDARDS

     The Financial Accounting Standards Board has recently issued several new accounting standards, including SFAS No. 141 "Business Combinations", SFAS No. 142 "Goodwill and other Intangible Assets", and SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets", will be effective for periods beginning on or after January 1, 2002. The Group is currently determining the effect, if any, these new standards cause divergences from its Consolidated Financial Statements.

     The Group adopted SFAS No. 141 for all business combinations after June 30, 2001. This standard requires that all business combinations be accounted for using the purchase method, and it further clarifies the criteria for recognition of intangible assets separately from goodwill. Since June 30, 2001, there have been no material business combinations.

     Effective January 1, 2002, the Group will adopt SFAS No. 142 for existing goodwill and other intangibles. This standard eliminates the amortization of goodwill and intangible assets with indefinite useful lives and requires annual testing for impairment. This standard requires the assignment of assets acquired and liabilities assumed, including goodwill, to reporting units for purpose of goodwill impairment testing. Under the provisions of this standard, any impairment of goodwill will be written off and recognized as a cumulative effect of a change in accounting principle as at January 1, 2002.

     Effective January 1, 2002, the Group will adopt SFAS No. 144. This standard supersedes and amends existing accounting literature related to the impairment and disposal of long-lived assets.

     The Company does not intend to adopt certain standards earlier than necessary. See "Item 17. Financial Statements -- Note 3" for a summary of the accounting and consolidation principles of Sulzer Medica.

5.B  LIQUIDITY AND CAPITAL RESOURCES

     In 2000 and 1999 Sulzer Medica generated cash flows, which were more than sufficient to fund operations. The balance sheet at year-end 2000 was still characterized by the strengthening impact of the net proceeds from the divestiture of the Electrophysiology Division in 1999. In 2001 Sulzer Medica did not generate a cash flow from operating activities sufficient to fund investing activities, resulting in a reduction in the cash position at the end of 2001 compared to 2000.

     Cash flow from operating activities of continuing operations amounted to CHF 93 million in 2001, CHF 297 million in 2000 and CHF 178 million in 1999. The working capital (Current assets minus Current liabilities) amounted to CHF 453 million at December 31, 2001 compared to 1,027 million at December 31, 2000. The decrease in working capital was primarily attributable to the primarily attributable to the acquisitions of Paragon Implant Company, USA, IntraTherapeutics Inc and Sulzer Australia, as well as the build up of provisions for the hip and knee settlement. The current ratio, which is the relation of current assets to current liabilities, decreased from 4.0 to 1.8 in 2001.

     Sulzer Medica's total capitalization of equity and interest bearing long-term debt was CHF 0.81 billion in 2001, CHF 2.02 billion in 2000 and CHF
1.88 billion in 1999.

     Sulzer Medica expects its cash from operations to be adequate to meet its obligations to make interest payments and other anticipated operating cash needs including planned capital expenditures. Capital expenditures, excluding any acquisition, are expected to be approximately CHF 123 million in 2002. The acquisitions in early 2001 of Paragon Implant Company and IntraTherapeutics Inc. for a total purchase price of USD 245 million were both settled in cash. For further discussion of a cash impact from hip and knee settlement see sections below.

     The following summarizes our contractual obligations and other commercial commitments, and the effect such obligations and commitments are expected to have on our liquidity and cash flow in future periods:

                                                              PAYMENTS DUE BY PERIOD
                                                        -----------------------------------
                                                        LESS THAN    2-3     4-5    AFTER 5
CONTRACTUAL OBLIGATIONS                         TOTAL    1 YEAR     YEARS   YEARS    YEARS
-----------------------                         -----   ---------   -----   -----   -------
                                                             (IN CHF MILLION)
Long-Term Debt................................    75       75         0       0        0
Operating Leases..............................    25        7         8       8        2
Research & Development Commitments............     0        0         0       0        0
TOTAL CONTRACTUAL CASH OBLIGATIONS............   100       82         8       8        2

     On December 5, 2000 Sulzer Orthopedics initiated the voluntary recall of certain lots of the Inter-Op acetabular shells immediately after Sulzer Orthopedics discovered an unacceptable level of residue of mineral oil based lubricant on the surface of some shells.

     On June 19, 2001, the Judicial Panel on Multi-District-Litigation ("MDL") ordered that all Inter-Op lawsuits filed in federal courts be consolidated for pre-trial proceedings in the U.S. District court (N.D. Ohio) in Cleveland, Ohio. On August 29, 2001, the Court provisionally certified a class and granted preliminary approval to the parties' settlement agreement; and on September 17, the Court issued an order enjoining all further proceedings in other federal and state courts.

     The parties have renegotiated the initial settlement agreement. The revised settlement agreement (the "MDL Settlement Agreement) provides for the Company to contribute USD 725 million in the form of USD 425 million in cash and USD 300 million in Convertible Callable Instruments (CCI). Sulzer Medica as group has the obligation to deliver USD 425 million at the later of 180 days after Trial Court Approval or 60 days after the Final Judicial Approval date. At the later of 180 days after Trial Court Approval or 60 days after Final Judicial Approval Date, Sulzer Medica has the obligation to issue the CCI. Unless earlier redeemed, 18 months after the issue date of the CCI, The Company will provide the settlement trust ADSs or shares at the conversion price in effect of the Maturity date.

     Sulzer Medica is in discussion with several banks regarding the financing of the USD 425 million cash payment and anticipates the facility to be ready by November 2002. The USD 425 million facilities will result in an annual interest expense burden of USD 22-30 million depending on the final terms agreed. The USD 300 million related to the CCI will result in an annual interest expense burden of USD 22.5 million calculated at a rate of 7.5%. The CCI including interest payment have to be settled until mid of 2004.

     Sulzer Medica's historical cash from operations (USD 200-300 million) show the company's potential to serve the interest payments as well as to continuously finance the capital expenditures needed to keep its competitive position in the market. However the ability to finance acquisitions through own cash from operations will be limited for the next 2 to 3 years.

5.C  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Sulzer Medica has been a leading technological innovator in the medical products field for several decades. The products developed by Sulzer Medica's European orthopedics companies helped pioneer the European reconstructive implants market during the 1960s and 1970s. In the cardiovascular prosthesis field, Sulzer Medica married the pyrolitic carbon coating technology, design capabilities and manufacturing know-how that were critical to the development of efficacious mechanical heart valves. Since 1969, Sulzer Medica has used this material in the manufacture of components used in mechanical heart valves worldwide.

     To maintain its position as a technological innovator, Sulzer Medica conducts research and development on a variety of levels. Product specific research and development is performed primarily by the individual operating companies of Sulzer Medica. Sharing of information takes place at regular intervals. For projects of common interest, and those that are conceptual in nature, Sulzer Markets and Technology Ltd, a subsidiary of Sulzer Ltd that is not a part of Sulzer Medica, conducts contract research. In 2001, Sulzer Medica paid approximately CHF 2 million to Sulzer Ltd for research and development. The core technologies at Sulzer Markets and Technology Ltd. of particular interest to Sulzer Medica, include flow dynamics, materials technology, biomaterials and electronics and signals. These technologies, for example, are applicable to Sulzer Medica; in analyzing blood flow through a variety of heart valve designs and developing materials/coating solutions.

     Sulzer Medica incurred CHF 130, 108 and 98 million in research and development costs in 2001, 2000 and 1999 respectively, representing 9.2%, 8.0% and 8.3% respectively, of 2001, 2000 and 1999 sales. Sulzer Medica's current research and development focus includes new materials, biologics and minimally invasive forms of treatment for diseases and injuries currently requiring invasive surgery. Sulzer Medica's research and development programs focus on enhancements to the metallic and polyethylene components of implants and instrument products with a view to increasing their strength or resistance to corrosion, oxidation or fatigue, or focusing on bearing surface improvements to the artificial joint being replaced in the human body. In addition, research is being conducted on artificial joint simulators and enhancements to the bearing interface.

5.D  TREND INFORMATION

PRODUCT PIPELINE

     The following products have received approvals or are being first launched in 2002:

DurasulPatella for Natural Knee II...........   In February, the Company launched Durasul
                                                patellae for the Natural Knee II product line
                                                in the U.S.
UniSpacer....................................   In February, the UniSpacer was launched in
                                                the U.S.
Large Heads (44mm) for Durasul...............   Use of large heads is possible with Durasul
                                                inserts and reduces possibilities for
                                                dislocation in hip surgeries.
BP Lordotic..................................   In May, the Company received approval by the
                                                FDA. It is a tapered cage in the BAK family
Cervical Allograft ACDF......................   Cervical Allograft ACDF is a bone product for
                                                use with Trinica plate.
Trinica Select...............................   Trinica Select is a narrow version of Trinica
                                                for smaller stature patients.

IntraCoil Vascular Approval..................   IntraCoil will receive US FDA premarket
                                                approval for use in the superficial femoral
                                                and popliteal arteries marking the first
                                                stent approved for such use in the USA.
Gelweave Valsalva............................   Regulatory approval is expected in the USA
                                                and Canada. A submission for approval is
                                                planned in Japan.
SEALPTFE.....................................   Submissions for approval have been made
                                                during the second quarter in China and Korea.
Symmetry Allograft Bone......................   A unique lumbar interbody allograft fusion
                                                system that features consistent cortical
                                                strength and density.

     Despite the weak economy in many geographic regions of the world, the endosseous dental implant market continues to expand at a double-digit rate of growth. Through the first quarter of 2002, the growth rate for Sulzer Dental has met or slightly exceeded the market due to the optimization of the product portfolio. This has been accomplished while still addressing some integration issues (e.g., product consolidations, product & process improvements) related to the acquisition of The Paragon Implant Company. Key trends in the dental implant segment include the following:

     - Simplification -- major competitors continue to streamline systems and improve the simplicity of the implant restorative process in the hopes of increasing referral volumes. Sulzer Dental is well positioned on this front and has several new product development initiatives in place that will enhance packaging and product delivery systems.

     - Esthetics -- more natural appearing restorations to meet the increasing expectations of patients are on the rise. The use of all ceramic components is gaining popularity given the preferred esthetics. The use of CAD/CAM technology to fabricate custom abutments to ensure an optimal fit is growing. Sulzer Dental has several new product development initiatives in place that offer more esthetic alternatives.

     - Immediacy -- the ability to offer patients a more immediate functional and/or esthetic implant solution is a clear trend. The length of the process has historically impacted the level of patient acceptance. Sulzer Dental has packaged a number of immediacy techniques into a marketing campaign known as SmartSteps(SM).

     - Tapered and Single Stage Implant Geometries -- tapered implant designs are gaining favor as they more naturally mimic the geometry of a tooth root. Single stage one-piece implant designs are also a growing product segment given the simplicity of placement and elimination of a surgical procedure.

       Sulzer Dental is extremely well positioned on these fronts with numerous tapered designs (Tapered Screw-Vent, AdVent, Tapered SwissPlus) and two single stage implant systems (AdVent, SwissPlus).

     Bound on leading an active life, an increasing number of elderly stays fit for an increasing period of time. Where indicated biological heart valves are now moving into the spotlight. Their product life may be limited, but many physicians believe that the risk of reoperation is less than the risk of complications with anticoagulation for these active patients. Also, innovative valvular repair products make it possible to restore the function of an injured or impaired heart valve without replacing the native valve As a major trend, vascular surgery is turning towards gentle i.e. minimally invasive operative procedures. This in turn requires vascular grafts, stents and other repair products that can be placed in a patient's body by way of a catheter advanced through the vascular system. These two dominating market trends determine the research and development strategy of the Cardiovascular Prostheses Division. The emphasis is placed on enlarging the tissue product line for heart valve repair and replacement and furthermore developing vascular products suited for minimally invasive positioning.

SUBSEQUENT EVENTS

     On May 13, 2002, the Company announced that it has plans to launch a program aimed at optimizing efficiency at their European Orthopedics Division. As of June 1, 2002, the Company will begin shifting staff members from Baar, Switzerland to Oberwinterthur and Zurich, Switzerland. The Company will abandon the administration facility in Baar, while the logistics unit will remain there. The optimization program envisions a reduction of some 100 positions in an initial step, followed by a further 20 positions in a second step.

     As of the close of the opt-out period on May 15, 2002, the Claims Administrator under the MDL Class Settlement Agreement had received notice from approximately 130 patients who have opted-out of the settlement.

     The Company's financial statements have been prepared in accordance with IAS, which differs in certain significant respects from U.S. GAAP. Details are contained in Note 31 of the Consolidated Financial Statements.

     This annual report also contains forward-looking statements that involve risks and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from those anticipated in these forward-looking statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A  DIRECTORS AND SENIOR MANAGEMENT

     Certain information concerning Sulzer Medica's current Directors and Senior Management as of May 12, 2002, is provided below.

     Max Link (Age 62) has been a Board member of several biotechnology ventures since 1994. He served as Chief Executive Officer of Corange Ltd from 1993 to 1994. Prior to these endeavors, Mr. Link spent his career with Sandoz from 1970 until his retirement in 1993. He served as Chairman of Sandoz Pharma from 1992 to 1993, Chief Executive Officer of Sandoz Pharma from 1987 to 1992, Chief Executive Officer of Sandoz Corp., USA from 1981 to 1986, and Chief Financial Officer of Sandoz USA from 1978 to 1980. Currently Mr. Link is member of the Board of the following companies: Cell Therapeutics Inc., Seattle WA, USA; Igeneon, Vienna, Austria; Human Genome Sciences Inc., Rockville MD, USA; Mipharm SpA, Milan, Italy; Protein Design Labs Inc., Fremont CA, USA; Noxxon Pharma AG, Berlin, Germany.

     Larry L. Mathis (Age 59) was President and Chief Executive Officer of The Methodist Health Care System, an affiliation of over 40 hospitals in the United States and overseas, from 1983 to 1997. From 1980 to

1982, Mr. Mathis served as Executive Vice President and Chief Operating Officer of the Methodist Hospital System. He is past Chairman of the 30,000-member American College of Healthcare Executives, Past-Chairman of the American Hospital Association, the Texas Hospital Association, the Greater Houston Hospital Council and the National Task Force on Health Care Technology Assessment, and a past member of Medicare's Prospective Payment Assessment Commission. He is a Consultant in healthcare leadership and management.

     Steffen Gay (Age 54) graduated from the Institute of Pathology at the University of Leipzig (Germany) in 1973. Afterward he served as a researcher at the Max-Planck-Institute of Biochemistry in Munich and as a research specialist at CMDNJ-Rutgers Medical School in Piscataway (USA) until 1976. Thereafter he held different positions at the University of Alabama (USA). In 1983 he assumed the responsibility of Director at the UAG, School of Dentistry. From 1984 to 1996 Mr. Gay was Director of the WHO Collaborating Center of Biochemical Classification and Diagnostic Criteria of Rheumatoid Arthritis and Allied Diseases. Most recently, Mr. Gay has held three different positions: 1) Adjunct Professor of Medicine (Division of Clinical Immunology and Rheumatology); 2) Professor of Experimental Rheumatology and Doctor at the Clinic of Rheumatology at University Hospital in Zurich; 3) Director of WHO Collaborating Center for Molecular Biology and Novel Therapeutic Strategies for Rheumatic Diseases.

     On May 31, 2001 the Board of Directors named Dr. Stephan Rietiker (Age 46) as successor to Mr. Andre P. Buchel as President and Chief Executive Officer. He assumed his new duties on August 1, 2001. Dr. Rietiker completed his studies as a medical doctor at the University of Zurich in 1982 and also qualified to practice medicine in the U.S. He began his business career with Roche in 1987 and has held various management positions with Boehringer Mannheim and Essex Chemie. He was the President of HPC Healthcare & Pharma Consulting in Zurich from 1997 to 1999. Prior to joining Sulzer Medica, Dr. Rietiker was Vice President and General Manager for Europe and South Africa for Covance Central Laboratory Services in Geneva.

     On August 7, 2001 the Board of Directors named Mr. Urs Kamber (Age 50) as successor to Mr. George Hahnloser as Chief Financial Officer. He assumed his new duties on September 1, 2002. Mr. Kamber holds a Swiss CPA from the AKAD Zurich. Prior to joining Sulzer Medica, he held various management positions in the area of Finance, including CFO of Cesky Telecom (1996-2001), Corporate Controller of Ascom Holding (1993-1994), President Ascom Holding USA (1989-1993), CFO Avtelca AG (1985-1989) and CFO of subsidiary of Motor-Columbus (1976-1985).

     On July 19, 2001 the Board of Directors named Dr. Gabor-Paul Ondo (Age 39) as Chief Risk Officer and as successor to Mrs. Oelz as General Secretary of the Board of Directors. He assumed his new duties on August 1, 2001. Dr. Ondo obtained a doctoral degree in law and attorney at law from the University of Zurich and a master's degree in European business law from the University of St. Gallen. Prior to joining Sulzer Medica, Dr. Ondo held various management positions in the area of Corporate Risk Management, including Executive Director at Group Compliance Services of UBS Financial Services Group (2000-2001), Chief Claims Officer & General Counsel and Member of the Extended Executive Board at Winterthur International, Winterthur (1998-2000), Attorney at law at Baer&Karrer, Zurich (1997-1998), and Head of Legal and Claims Services at Zurich Re, Zurich (1992-1996).

     On August 7, 2001 the Board of Directors named Dr. Thomas Zehnder (Age 34) as Group Vice President of Business and Technology Development. He assumed his new duties on August 15, 2001. He has a degree in Industrial Engineering from the Federal Institute of Technology (ETH), Zurich, and a doctoral degree in Business Administration from the University of St. Gallen. Prior to joining Sulzer Medica, Dr. Zehnder held various management positions in the healthcare industry in the area of Strategic Business Development and Marketing, including Director Process Development and Reengineering and Director Clinical Project Management at Covance Central Laboratory Services, Geneva (1999-2001), Consultant and Project Manager at HPC Healthcare & Pharma Consulting AG, Zug
(1999), International Product Manager at Stratec Medical AG, Oberdorf
(1997-1999).

     On August 7, 2001 the Board of Directors named Mrs Beatrice Tschanz (Age
59) as Group Vice President of Corporate Communications. She assumed her new duties on August 15, 2001. She studied languages and history at the universities of Oxford, Sorbonne and Barcelona. Prior to joining Sulzer Medica, Mrs. Tschanz held various management positions in the area of Corporate Communications, including Head of Corporate Communications at SAir Group (1997-2001), Head of Corporate Communications at Jelmoli AG (1991-1997), and Head of Communications at Ringier AG (1987-1991).

     On March 28, 2002, 2002 the Board of Directors named Mr. Matthias Moelleney (Age 42) as successor to Mr. John Rankin as Group Vice President of Human Resources. He assumed his new duties on May 1, 2002. Prior to joining Sulzer Medica, Mr. Moelleney held various management positions in the area of Human Resources, including Head of Human Resources at SAir Group (1998-2001) and Vice President Human Resources at Lufthansa (1988-1998).

     David Floyd (Age 41) has been President of Sulzer Orthopedics, Inc., since July 2001. He has a B.S. from Grace College and attended the Graduate School of Business at Ball State University. Mr. Floyd joined Sulzer Orthopedics, Inc. in 1994 and held several senior management positions until 1998, among others Vice President of Sales. Before re-joining Sulzer Orthopedics in December 2000, Mr. Floyd was Vice President of Sales with OrthoLogic Corp (1998-2000), responsible for the US Market. Additionally Mr. Floyd has held various management positions in the U.S., including National Account Executive at Zimmer Inc.

     Dennis Wallach (Age 58) has been President of the Cardiovascular Prostheses Division and Sulzer Spine-Tech Inc since October 15, 2001. Mr. Wallach is a seasoned Senior Executive who has experience in multinational service and manufacturing industries. Mr. Wallach is a Graduate of City University of New York and has completed a graduate work at George Washington University. Prior to joining Sulzer Medica as President of Sulzer Spine-Tech Inc., Minneapolis, Mr. Wallach served six years as Senior Advisor for the Operating Committee of Czech Telecom. Prior to this, he was Senior Vice President and interim CFO at Autotote Inc., where he was also responsible for all manufacturing and procurement functions and sales in Europe and Asia. As President with Ascom Communications Inc., he restructured the company and led the organization successfully exiting Chapter 11.

     Richard Fritschi (Age 42) has been President of the business unit Europe/Asia/Latin America for the Orthopedics Division of Sulzer Medica since July 2001. He has a degree in Business Administration from the Business school of Zurich and followed an advanced management program at Harvard Business School in 1999. Mr. Fritschi joined Allo Pro (Sulzer Medica) in 1991 as Controller and during his career at Sulzer; he has held various operational and financial management positions, including General Manager of Sulzer Orthopedics (1999-2001) and CFO of Allo Pro. Before joining Allo Pro, Mr. Fritschi was CFO of Isolag and Controller at Mangold Energy for whom he was working in London and Paris.

     Steven Hanson (Age 49) has been President of Sulzer Dental Inc. since September 1992. He has an MBA from Boston College. Mr. Hanson joined Sulzer Medica (Sulzer AG) in 1982 as a manager and has held various operational management positions, including President of Sulzer Dental Inc. (1992-current), Vice President International Sulzer Intermedics Inc. (1987-1992) and Director International Sulzer Intermedics Inc. (1982-1987). Prior to joining Sulzer Intermedics, Mr. Hanson was a Vice President for sales and marketing at American Pacemaker Corporation.

6.B  COMPENSATION

     During the financial year ended December 31, 2001, the aggregate amount of compensation paid by Sulzer Medica and its subsidiaries to its former and current Directors and Senior Management was approximately CHF 20.1 million, whereof approximately 25% was paid to current Directors and Senior Management as listed in 6.A. No benefits in kind were provided.

     The total amount contributed by Sulzer Medica to company pension plans for former and current Directors and Senior Management during 2001 was approximately CHF 0.9 million.

     Performance-related incentive compensation is an element of Sulzer Medica's remuneration policy and applies to all management staff. Sulzer Medica maintains various plans, including the Annual Incentive Award and the Long-Term Incentive Plan, which link a portion of the compensation to Sulzer Medica's achievement of financial performance criteria and personal objectives.

ANNUAL INCENTIVE AWARD

     The purpose of Sulzer Medica's Annual Incentive Plan is to provide a direct annual financial incentive to executives and key managers to achieve corporate performance goals established under Sulzer Medica's annual operating plan.

     Executives are eligible for target awards determined by the executives' position and competitive data for similar positions at peer companies. In keeping with the performance-based philosophy, the resulting awards decrease or increase substantially if actual Sulzer Medica performance fails to meet or exceed target levels.

LONG-TERM INCENTIVE PLAN

     The primary purpose of the Long-Term Incentive Plan is to motivate executives to achieve the long-term performance goals of the Sulzer Medica Group.

     The program provides the possibility of earning a payout in cash at the end of a three-year performance cycle. As with short-term incentive compensation, a threshold level of performance is required before payout occurs.

     The Long-Term Incentive Plan was discontinued in 2000. From 2001 onwards, long-term performance will be rewarded through the Sulzer Medica share plans.

MANAGEMENT STOCK OPTION PLAN

     In July 1997, Sulzer Medica adopted the 1997 Management Stock Option Plan to provide executive and selected key employees throughout Sulzer Medica with an opportunity to obtain options to purchase shares.

     The options with respect to employees located in the United States are not intended to qualify as incentive stock options as defined in Section 422A of the Internal Revenue Code of 1986, as amended. The price at which shares may be purchased upon exercise of a particular option is not less than 100% of the fair market value of each Share/ADS on the date of grant or the par value per share (or 1/10th thereof for each ADS) if greater. Options granted under the Option Plan vest at 25% of the options granted per year and may not be exercised after the fifth anniversary of the date of grant.

     During 2001, options to purchase Sulzer Medica shares granted to Directors and Senior Managers under the Sulzer Medica 1997 Management Stock Option Plan. The aggregate number of options granted to Directors and Senior Managers in 2001 was 35,665 shares. The options were granted at Fair Market Value on the date of the grant and expire on April 11, 2005. In the United States and Canada, these are granted as options to purchase American Depositary Shares (ADS), which are traded on the New York Stock Exchange. The exercise price for the ADS options in April was USD 19.46 and in August USD 7.80. Outside North America options are granted on Sulzer Medica shares traded on the Swiss Stock Exchange. The exercise price for options granted on shares in April was CHF 333 and in August was CHF 111.

     In October 2000, the Board approved the Sulzer Medica 2001 Stock Option Plan, which replaced the 1997 Sulzer Medica Management Stock Option Plan. The first grant under this plan was made in April 2001. These options were granted with an exercise price at fair market value and vest 25% per year over four years. The term is ten years from the date of grant.

     See also Note 30 "Management Stock Option Plan" to the Consolidated Financial Statements.

6.C  BOARD PRACTICES

     Board members enjoy customary service contracts under Swiss law, which do not provide for benefits on termination.

     Set forth below, are the names and terms of office of Sulzer Medica's current directors:

NAME                                       POSITION            START OF TERM   END OF TERM
----                                       --------            -------------   -----------
Max Link.........................  Chairman since March 2001       1997           2003
Larry L. Mathis..................                                  1997           2003
Steffen Gay......................                                  2001           2004

     The Board is currently comprised of three directors who are each elected for a three-year term.

     Sulzer Medica has established an Audit Committee, whose members currently are Max Link, Stephan Rietiker and Gabor-Paul Ondo. Urs Kamber is the Secretary of the Audit Committee. Among its duties, the Audit Committee is charged with reviewing the arm's length nature of transactions between Sulzer Medica and Sulzer Ltd.

     The Board established a Compensation Committee composed of all Board members. The Committee establishes the Executive Compensation System for Sulzer Medica and determines the remuneration provided to the Chief Executive Officer and his direct reports.

     The Audit Committee and Compensation Committee do not have formally adopted operating procedures.

6.D  EMPLOYEES

     At year-end 2001, 2000 and 1999, Sulzer Medica had worldwide 3,894, 3,397 and 3,174 employees, respectively.

     The table below sets forth the breakdown of our employees by geographic area for the past three years.

FOR THE YEAR ENDED                                            2001    2000    1999
------------------                                            -----   -----   -----
Switzerland.................................................    717     636     644
Europe......................................................    889     841     788
North America...............................................  2,108   1,800   1,639
Rest of the World...........................................    180     120     103
Total.......................................................  3,894   3,397   3,174

     Sulzer Medica complies with legislation regarding employee representation in each of the countries in which it operates and strives to maintain positive labor relations. Sulzer Medica does not employ a significant number of temporary workers.

6.E  SHARE OWNERSHIP

     Based on the information available to us, the aggregate amount of shares held by current Directors and Senior Management as listed in 6.A as of April 30, 2002, was 3'881shares. The aggregate number of options on the Company's shares held by the same group of persons as of April 30, 2002 is set out below:

                                                                       TOTAL NUMBER
EXPIRATION DATE                                    EXERCISE PRICE     OF OPTIONS HELD
---------------                                    --------------     ---------------
July 14, 2002...................................  CHF 350/USD 23.85           840
April 15, 2003..................................  CHF 382/USD 24.92         1,696
April 16, 2004..................................  CHF 300/USD 20.00         2,263
April 12, 2005..................................  CHF 376/USD 22.67         2,040
April 18, 2011..................................  CHF 333/USD 19.46         3,622
August 24, 2011.................................  CHF 111/USD 6.71         24,186
October 1, 2012.................................  CHF 145/USD 8.76         77,387
Total...........................................                          112,034

     Options granted to participants in North America are in the form of American Depositary Shares (ADS), which have a ratio of 10 ADS to 1 share. Each granted option calls for one share, respectively one

ADS of the Company. Vesting for all grants is 25% per year following the grant. The grants expiring between July 14, 2002 and April 12, 2005 have a five-year term. Grants expiring in 2011 and 2012 have a ten-year term.

EMPLOYEE STOCK PURCHASE PLAN

     Sulzer Medica had in place a 2001 Employee Stock Purchase Plan for the purpose of providing employees of Sulzer Medica and its subsidiary companies with an opportunity to participate in equity ownership of Sulzer Medica by the annual purchase of Shares (in the U.S. and Canada ADSs) of Sulzer Medica at a discount. The price of the Shares/ADSs under the 2001 Plan period was 85% of the lesser of the fair market value of the Shares/ADSs on the offering commencement date or of the fair market value on the exercise date.

     The 2002 Employee Stock Purchase Plan provides that Sulzer Medica may sell Shares/ADSs to participants through quarterly offerings of purchase rights. The 2002 Plan provides that Sulzer Medica will make a matching contribution of 15% of a participant's payroll deductions used to purchase Shares/ADSs at fair market value on the exercise date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A   MAJOR SHAREHOLDERS

     On April 19, 2001, at the Annual General Meeting of Shareholders, the shareholders of Sulzer Ltd approved a plan to spin off substantially all of Sulzer Ltd's equity ownership in Sulzer Medica. The spin-off took place on July 10, 2001. Sulzer Ltd shareholders have received two shares of Sulzer Medica stock for each share of Sulzer Ltd that they owned at the time of the spin-off.

     As of April 30, 2002, 353'559 shares representing approximately 3.5% of the outstanding shares were held of record in the U.S. in the form of 3'535'590 ADSs. Since some ADSs are held by brokers or other nominees, the number of direct record holders in the U.S. may not be fully indicative of the number of beneficial owners in the U.S. or of whether the beneficial owners of such ADSs are U.S. residents.

     As of April 30, 2002, InCentive Capital, Zug, Switzerland and Silchester International Investors, London, United Kingdom, were known as the only shareholders of more than 5 percent of the shares (whether in the form of registered shares or American Depository Shares) of Sulzer Medica Ltd. As of April 30, 2002, the directors and executive officers of Sulzer Medica as a group owned 3'881 (less than one percent) of the outstanding shares.

7.B  RELATED PARTY TRANSACTIONS

     Prior to the spin-off of Sulzer Medica in July 2001, Sulzer Medica and its subsidiaries were parties to a number of agreements with Sulzer Ltd and its affiliates, which Sulzer Medica believes are consistent with arm's length principles. Certain subsidiaries of Sulzer Medica were parties to agreements with Sulzer Markets and Technology AG that provide for certain research and development activities. In addition, Sulzer Medica leased some of its properties from subsidiaries of Sulzer Ltd. See Note 29, "Transactions with Related Parties," to the consolidated financial statements.

     Additionally, the parties also agreed, that the Sulzer Medica shall pay Sulzer Ltd. CHF 26,682,276.67 minus USD 266,288.48 and that Sulzer Ltd. shall pay Sulzer Medica USD 8,606,835.56, in settlement of all claims arising out of the Spin-Off Agreement, an inter-company loan and a claim of Sulzer Carbomedics Inc. against Sulzer Mexico S.A.

     Sulzer Medica and Sulzer Ltd. have also entered into an agreement regarding claims arising out of the Inter-Op and tibia base plate litigation. See Item 8.A.7 "Legal Proceedings" for more information.

7.C  INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8.  FINANCIAL INFORMATION

8.A  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 17.

8.A.7  LEGAL PROCEEDINGS

     The Company designs, manufactures and markets highly sophisticated products that involve proprietary technology, technical know-how and intellectual property rights. The Company may own these rights outright, or operate under licenses from other parties. Patent challenges, as well as patent infringement and major product liability claims, are common in the medical device industry. On December 5, 2000, Sulzer Orthopedics Inc. issued a voluntary recall of certain lots of the Inter-Op acetabular shells that failed to adhere in certain cases to patient's acetabulum. Sulzer Orthopedics Inc. has continued to investigate the reason for the product failure, utilizing the expertise and counsel of physicians as well as internal and external scientists and engineers. The investigation initially appeared to reveal that a trace of mineral oil-based lubricant remaining on the implant after the manufacturing process was responsible for the lack of proper bonding between the implant and the bone, in some cases.

     More recently, Sulzer Orthopedics Inc. has focused its investigation on various other contaminants on the surface of the porous coated shell. Sulzer Orthopedics has implemented manufacturing and cleaning steps to ensure the problem does not recur.

     As of March 7, 2002, the Company and its subsidiaries have been served with a total of 1989 lawsuits in federal and state and provincial courts in the U.S. and Canada, alleging injuries as a result of Inter-Op acetabular shells manufactured and sold by Sulzer Orthopedics Inc. As of March 14, 2002, 2,860 revision surgeries have been reported.

     The plaintiffs' allegations of liability are based on various theories of recovery, including, but not limited to, product liability, strict liability, negligence, and breach of warranty. Plaintiffs typically seek relief in the form of monetary damages (including general damages, medical care and monitoring expenses, loss of earnings and earnings capacity, compensatory damages and punitive damages), generally in unspecified amounts, on behalf of the individual or class. Sulzer Orthopedics Inc. has informed the United States Food and Drug Administration of its ongoing investigation of a porous-coated tibia base plate that was manufactured from July to December 2000. A number of adverse clinical outcomes have been reported, and as of March 7, 2002, 585 revision surgeries have been reported to Sulzer Orthopedics and the Company and its subsidiaries have been served with a total of 86 lawsuits. On June 19, 2001, the Judicial Panel on Multi-District Litigation ("MDL") ordered that all Inter-Op lawsuits filed in federal courts be consolidated for per-trial proceedings in the U.S. District Court (N.D. Ohio) in Cleveland, Ohio. On August 29, 2001, the Court provisionally certified a class and granted preliminary approval to the parties' settlement agreement and on September 17, 2001, the Court issued an order enjoining all further proceedings in other federal and state courts.

     The parties have renegotiated the initial settlement agreement. The revised settlement agreement (the "MDL Settlement Agreement") provides for the Company to contribute to the settlement trust for the benefit of USD 725 million in the form of USD 425 million in cash and USD 300 million in Convertible Callable Instruments (CCI). In additional, Sulzer Ltd., a Swiss corporation, which until July 2001 owned approximately 74% of the Company, has agreed to pay USD 50 million in cash and contribute 480,349 shares in the company. In addition, XL Winterthur International Insurance Switzerland, "Winterthur", the Company's insurer for the relevant policy years, has agreed to assign all the remaining amounts of the policy covering the period from April 1, 2000 to March 31, 2001, with the consent of Sulzer Ltd. and the Company, and, furthermore, "Winterthur" has agreed to pay an amount of USD 40 million into an escrow account for the eventual transfer into the settlement trust, with reference to the policy covering the period of April 2, 2001 to March 31, 2002.

     The Company has the obligation to deliver USD 425 million at the later of 180 days after trial court approval or 60 days after the final judicial approval date. The amount is increased by an amount equal to the interest calculated at a floating LIBOR rate (one month LIBOR), starting 180 days after trial court approval and compounded annually. At the later of 180 days after trial court approval or 60 days after final judicial approval date, the Company has the obligation to issue the CCI. Unless earlier redeemed, 18 months after the issue date, the Company will provide the settlement trust ADS or shares at the conversion price in effect on the maturity date. The payment obligation under the CCI will be under the CCI will be unsecured and subordinated to the financing. Beginning with the issue date, the CCI shall accrue interest in the amount of 7.5% compounded annually. The Company has the option at any time to redeem for cash any portion of the face amount of the CCI plus unpaid interest. The partial redemption shall be in a minimum amount of USD 10 million. While the CCI is issued, the Company will not pay out any dividends and will be subject to other financing limitations.

     On March 13, 2002, the Company and the plaintiffs have signed the MDL Settlement Agreement and the U.S. District Court in Cleveland, Ohio, granted preliminary approval. The U.S. District Court granted final approval on May 8, 2002, after conducting a fairness hearing on May 6, 2002. The patients have the right to reject this settlement by choosing to opt-out. The opt-out period is scheduled to end on May 15, 2002. The Company has the right to terminate the settlement agreement and withdraw for any reason at any time before May 22, 2002. If too many opt-outs are forcing the Company to withdraw from the settlement agreement, the Company will then be forced to file for Chapter 11 for its subsidiary Sulzer Orthopedics, Inc., based in Austin. As of the close of the opt-out period on May 15, 2002, the Claims Administrator under the MDL Class Settlement Agreement had received notice from approximately 130 patients who have opted out of the settlement. Sulzer Orthopedics Inc. believes that it has acted properly at all times in handling the voluntary recall of Inter-Op acetabular shells and its investigation of the tibia base plates and, with respect to any patients who opt out of the MDL Settlement Agreement, intends to defend the related litigation vigorously.

     As an integral part of the MDL Settlement Agreement, the Company agreed to indemnify and hold Sulzer Ltd. and all its direct or indirect subsidiaries harmless for any and all claims and liabilities related to the affected products including, in particular, actions of members of the settlement class (as defined in the MDL Settlement Agreement) who exercise their right to opt-out of the MDL Settlement Agreement. Sulzer Ltd. releases the Company from any indemnification obligation arising out of the pre-existing indemnity agreement. The indemnity is only valid and enforceable if the MDL Settlement Agreement achieves final judicial approval.

     Furthermore, as a condition precedent to execution of the above MDL Settlement Agreement, and in return of their payments under the MDL Settlement Agreement, the Company agreed to indemnify and hold "Winterthur" Insurance Company and its subsidiaries harmless from all claims and liabilities which may be brought against "Winterthur" under the original and under the second year policy, including in particular, actions of members of the settlement class (as defined in the MDL Settlement Agreement) who exercise their right to opt-out of the MDL Settlement Agreement.

     In March, 1999, IntraTherapeutics, Inc., a stent company located in St. Paul, Minnesota, which the Company acquired in February 2001, received a notice from Cordis Corporation that it was infringing U.S. Patent No. 4,739,762 (the "762 Patent") by manufacturing and marketing the IntraStent. The notice demanded that IntraTherapeutics cease manufacturing and selling the IntraStent and that if it failed to do so, Cordis Corporation would commence litigation against IntraTherapeutics once Cordis Corporation had completed lawsuits regarding the 762 Patent in the U.S. District Court of Delaware. The Company does not believe the IntraStent infringes the 762 Patent and will vigorously defend against any such litigation.

     Joint Medical Products Corporation, a division of Johnson & Johnson, filed a complaint on January 28, 1997, in the U.S. District Court for the District of Connecticut against Sulzer Medica USA Inc. and Sulzer

Orthopedics Inc. The suit alleged infringement of a patent owned by Joint Medical relating to an acetabular cup and polymeric insert used in hip prostheses and sought treble damages, attorneys' fees, and injunctive relief. In December 1997 (and as later amended in December 1999), the parties stipulated and the Court ordered that the case be dismissed without prejudice and that the parties' April 1995 Tolling Agreement remains in effect pending conclusion of reexamination proceedings involving the Joint Medical patent. The reexamination period has not concluded, but a substantial possibility exists that it will conclude in 2002.

     In addition, the Company is party to certain other litigation incidental to its business. These matters are unlikely, individually or together, to have an adverse material effect on the Company's business, financial condition or operational results.

8.A.8  DIVIDEND POLICY

     The level of dividends in each year will depend upon general business conditions, the Company's current and expected future financial performance, developments with respect to the legal proceedings described in 8.A.7 above, and other relevant factors. As long as the CCI is issued, the Company will not be able to pay out any dividends and will be subject to other financing limitations.

     The distribution of dividends proposed by the directors of the Company requires the approval of the shareholders of the Company in a General Meeting. In addition, the Company's statutory auditors are required to declare that the dividend proposal is in accordance with Swiss law. Dividends will be payable following the end of the relevant financial year, if approved at the Company's Annual General Meeting which will be held in April or May.

     Because cash dividends, if any, will be paid by the Company in Swiss francs, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADS upon conversion by the Depositary of such dividends.

8.B  SIGNIFICANT CHANGES

     The information required by Item 8.B is incorporated by reference from the information under Item 8.A.7 regarding the voluntary product recall.

ITEM 9.  THE OFFER AND LISTING

9.A  LISTING DETAILS

     Sulzer Medica's shares are listed on the Swiss Stock Exchange under the symbol "SMEN" and the ADSs are listed on the New York Stock Exchange under the symbol "SM." Consequently, Sulzer Medica is subject to the listing regulations of both stock exchanges.

NEW YORK STOCK EXCHANGE

     The ADSs have been trading on the NYSE since July 14, 1997. Each ADS represents the right to receive one-tenth ( 1/10) of a registered share, par value CHF 30 per share, and is evidenced by an American Depository Receipt. The ADSs have been issued pursuant to a deposit agreement with Citibank, N.A., as depositary. The following table sets forth, for the periods indicated, the high and low sales prices in U.S. dollars of the ADSs on the NYSE:

                                                              HIGH     LOW
                                                              -----   ------
Annual information for the most recent full years (closing
  prices)
  1997......................................................  30.50    20.31
  1998......................................................  28.88    16.00
  1999......................................................  21.75    16.00
  2000......................................................  29.75    18.88
  2001......................................................  28.38     2.55

                                                              HIGH     LOW
                                                              -----   ------
Quarterly information for the past two years (closing
  prices)
2000:
  First Quarter.............................................  24.50    18.88
  Second Quarter............................................  24.38    20.94
  Third Quarter.............................................  29.75    24.06
  Fourth Quarter............................................  27.63    23.50
2001:
  First Quarter.............................................  28.38    20.10
  Second Quarter............................................  20.20     5.95
  Third Quarter.............................................   8.50     4.40
  Fourth Quarter............................................   5.40     2.55
2002:
  First Quarter.............................................   9.77     4.43
Monthly information for most recent six months (closing
  prices)
  November 2001.............................................   4.50     2.55
  December 2001.............................................   4.76     3.85
  January 2002..............................................   5.45     4.43
  February 2002.............................................   8.29     5.60
  March 2002................................................   9.77     7.90
  April 2002................................................  10.40     9.39

SWISS STOCK EXCHANGE

     The shares have also been trading on the Swiss Exchange since July 14, 1997. Securities traded on the Swiss Exchange include Swiss and non-Swiss bonds, equities, investment funds, rights and warrants.

     The following table sets forth, for the periods indicated, the high and low sales prices in Swiss francs, of the registered shares on the Swiss Exchange:

                                                              HIGH   LOW
                                                              ----   ---
Annual information for the most recent full years (closing
  prices)
  1997......................................................  448    298
  1998......................................................  430    214
  1999......................................................  334    234
  2000......................................................  535    298
  2001......................................................  465     37
Quarterly information for the past two years (closing
  prices)
2000:
  First Quarter.............................................  416    298
  Second Quarter............................................  403    346
  Third Quarter.............................................  535    390
  Fourth Quarter............................................  490    407
2001:
  First Quarter.............................................  465    345
  Second Quarter............................................  351    100
  Third Quarter.............................................  135     72
  Fourth Quarter............................................   87     37

                                                              HIGH   LOW
                                                              ----   ---
2002:
  First Quarter.............................................  159     71
Monthly information for most recent six months (closing
  prices)
  November 2000.............................................   75     39
  December 2000.............................................   77     63
  January 2001..............................................   90     71
  February 2001.............................................  137     92
  March 2001................................................  159    136
  April 2001................................................  169    156

9.B  PLAN OF DISTRIBUTION

     Not applicable.

9.C  MARKET

     Sulzer Medica's registered shares are listed on the SWS Swiss Exchange under the symbol "SMEN" and the ADSs are listed on the New York Stock Exchange under the symbol "SM." Consequently, Sulzer Medica is subject to the listing regulations of both stock exchanges.

NEW YORK STOCK EXCHANGE

     The ADSs have been trading on the NYSE since July 14, 1997. Each ADS represents the right to receive one-tenth ( 1/10) of a registered share and is evidenced by an American Depository Receipt. The ADSs have been issued pursuant to a deposit agreement with Citibank, N.A., as depositary.

SWX SWISS EXCHANGE

     The registered shares have also been trading on the Swiss Exchange, our principal trading market, since July 14, 1997. Securities traded on the Swiss Exchange include Swiss and non-Swiss bonds, equities, investment funds, rights and warrants.

     The Swiss Exchange is an order-driven exchange system. Transactions on the Swiss Exchange are transmitted electronically via a high-speed computer-processing center. Trading is divided into three separate phases: pre-opening, opening and continuous trading. During the pre-opening phase, the system is available for entries into the order book, inquiries and reporting of off-exchange transactions, which are subject to additional regulations. During the opening phase, the system fixes the price for the particular security. During the continuous trading phase orders are matched. The Swiss Exchange interrupts trading in a security that is subject to significant price fluctuations during a particular trading period.

9.D  SELLING SHAREHOLDERS

     Not applicable.

9.E  DILUTION

     Not applicable.

9.F  EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

10.A  SHARE CAPITAL

     Not applicable.

10.B  MEMORANDUM AND ARTICLES OF ASSOCIATION

     The information required by Item 10.B is incorporated by reference from information contained in the Company's Annual Report on Form 20-F for the year ended December 31, 1998 as filed with the Commission on June 28, 1999 as Exhibit 1.

10.C  MATERIAL CONTRACTS

     Sulzer Medica USA Inc., a Delaware corporation, and certain other subsidiaries of the Company (collectively "Purchaser") entered into an Asset Purchase Agreement (the "Purchase Agreement") dated as of November 1, 2000, with Core-Vent Corporation d/b/a Paragon Implant Company, a Nevada corporation ("Paragon") and certain Paragon shareholders (collectively "Seller") whereby Purchaser agreed to buy substantially all of the assets of Seller for one hundred million ($100,000,000) U.S. dollars, subject to certain post-closing adjustments. The Purchase Agreement contains customary terms and conditions for a transaction of this type and the purchase closed on January 8, 2001.

     A subsidiary of the Company, Sulzer Medica USA Holding Co, a Delaware corporation, ("Acquirer"), entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of January 5, 2001, with IntraTherapeutics, Inc., a Minnesota corporation ("IntraTherapeutics") whereby Acquirer acquired 100% of the issued and outstanding equity of IntraTherapeutics for one-hundred forty-five million ($145,000,000) U.S. dollars. The Merger Agreement contains usual and customary terms and conditions for transactions of this type, and the merger was effective on February 1, 2001.

     Sulzer Medica, Sulzer Orthopedics Inc. and Sulzer Ltd. entered into the MDL Settlement Agreement dated as of March 13, 2002, with class counsel in connection with the Inter-Op and tibial baseplate litigation. Sulzer Medica, Sulzer AG and XL Winterthur International Insurance Switzerland also entered into an Indemnification and Release Agreement effective as of March 14, 2002, pursuant to which XL Winterthur International Insurance Switzerland has agreed to assign certain insurance proceeds to the Settlement Trust Fund and Sulzer Medica has agreed to indemnify Sulzer Ltd against all claims and liabilities of members of the settlement class who opt-out of the MDL Settlement. See Item 8.A7 for more information.

     Sulzer Orthopedics Inc. has entered into a Settlement and Release Agreement with the United States of America concerning the Centers for Medicare and Medicaid Services ("CMS") claims for reimbursement of medical items and services provided to Medicare beneficiaries in connection with the voluntary recall of the Inter-Op shells. Under the terms of the Settlement and Release Agreement, Sulzer Orthopedics Inc. agrees to reimburse the United States for up to USD 10,000 dollars for hospital services and USD 5,000 dollars for physicians services for each Medicare patient who has had a revision surgery. Payments to the United States will be paid out of the Settlement Trust established for the administration of the MDL Settlement Agreement.

     Sulzer Orthopedics has also entered into a Letter Agreement dated April 25, 2002, with XL Winterthur International Insurance Switzerland under the terms of which XL Winterthur International Insurance Switzerland has agreed to fund payments to be made under the Settlement and Release Agreement Sulzer Orthopedics Inc. has entered into with CMS.

     Sulzer Orthopedics Inc. has also entered into a Memorandum of Understanding ("MOU") with several large third-party payors including various BlueCross/BlueShied plans, Humana Health plans, Mutual of Omaha and CIGNA plans throughout the United States to resolve certain claims of subrogation for reimbursement relating to revision surgeries for both the recalled acetabular shells and withdrawn tibial baseplates. The MOU is subject to negotiation and execution of a definitive settlement agreement. The payments to be made to these third-party payors will also be made out of the Settlement Trust Fund.

10.D  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDER

     Sulzer Medica may restrict transfers or, to the extent permitted under applicable law or Sulzer Medica's Articles of Incorporation and Organizational Regulations, cause the mandatory sale or disposition of Shares and ADSs where such transfer or ownership, as the case may be, might result in ownership of registered shares or ADR's exceeding the limits under applicable law or Sulzer Medica's Articles of Incorporation and Organizational Regulations. As of the date hereof, there are no such limitations affecting ownership of registered shares under applicable laws of Switzerland or the Articles of Incorporation and Organizational Regulations of Sulzer Medica.

10.E  TAXATION

     The following is a summary of Swiss tax matters that may be relevant with respect to the acquisition, ownership and disposition of registered shares or ADSs (which are evidenced by ADRs).

     For purposes of the Convention between the United States of America and Switzerland for the avoidance of double taxation with respect to Taxes on income of 1996 ("the Treaty") and the IRC of 1986, as amended, United States Holders of ADSs are treated as the owners of the registered shares corresponding to such ADSs. Accordingly, the Swiss tax consequences discussed below also generally apply to United States holders of registered shares.

SWISS TAXATION

     Gain on Sale. Under present Swiss law, a holder of registered shares or ADSs, will be exempted from any Swiss federal, cantonal or municipal income or other tax on gains realized during the year on the sale of registered shares or ADSs who:

          (i) is a non-resident of Switzerland,

          (ii) during the taxable year has not engaged in a trade or business through a permanent establishment within Switzerland and

          (iii) is not subject to taxation by Switzerland for any other reason.

     Stamp, Issue and Other Taxes. The transfer of shares of Sulzer Medica or ADSs may be subject to the Swiss security transfer stamp duty (Umsatzabgabe) as defined in the Swiss Federal Stamp Tax Act.

     Withholding Tax. Dividends paid in respect of shares will be subject to the Swiss Anticipatory Tax at the rate of 35%, and Sulzer Medica will be required to withhold tax at such rate from any dividend payments made to a holder of registered shares. Dividend payments may qualify for reduction of or refund of the Swiss Anticipatory Tax because of the provisions of a double tax treaty between Switzerland and the country of residence or incorporation of a holder. In such cases the holder will be entitled to claim a refund of all or a portion of such tax in accordance with such treaty. The Treaty provides for a mechanism where a United States resident or United States corporations can generally seek a refund of the Swiss Anticipatory Tax paid on dividends in respect of registered shares, to the extent the withholding exceeds 15%.

10.F  DIVIDENDS AND PAYING AGENTS

     Not applicable.

10.G  STATEMENT BY EXPERTS

     Not applicable.

10.H  DOCUMENTS ON DISPLAY

     The documents that are exhibits to or incorporated by reference in this annual report can be read at U.S. Securities and Exchange Commission's public reference facilities.

10.I  SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

MARKET-RATE-SENSITIVE INSTRUMENTS AND RISK MANAGEMENT

     Due to the global nature of its operations, Sulzer Medica conducts its business in various foreign currencies and, as a result, is subject to the exposures that arise from foreign currency exchange rate movements. Such exposures arise from transactions denominated in foreign currencies, primarily intercompany loans and purchases of inventory, as well as from the translation of results of operations from outside of Switzerland.

     The Group manages volatility risks where necessary under the Group's risk management policies. Through its Foreign Exchange Risk Policy, the Group seeks to protect its net income and net worth in Swiss Francs against major currency fluctuations. Sulzer Medica's Chief Executive Officer and Chief Financial Officer have approved of the Foreign Exchange Risk Policy. The foreign exchange risks are managed by the Finance Department based on strategies defined in conformity with the Foreign Exchange Risk Policy and are reviewed on a regular basis with the frequency depending on the size and nature of the underlying risks. The individual companies of the Sulzer Medica Group are responsible for protecting their net income and net worth in their local currencies. In order to avoid any significant impact on a subsidiary's net income because of changes in foreign currency rates, transactional foreign currency risks shall be kept to a minimum or have to be hedged. The Group mainly uses currency forward contracts to address the currency transaction risk. Adding and holding additional risk positions, especially speculative positions without underlying operating transactions, is explicitly prohibited.

     Due to its borrowings and cash position the Group is also exposed to changes in interest risks. These risks are covered by the respective Group policy. Borrowings at year-end remained at almost same levels compared to 2000. But the Group's cash position has been reduced significantly due to two major acquisitions in January and February 2001. The Group's borrowings are to be expected to increase significantly by year-end in the event the MDL Settlement Agreement approved by the U.S. District Court is not terminated. Consequently, the interest rate risks will increase substantially in 2003.

FOREIGN CURRENCY EXCHANGE RATE RISK

     The financial statements for the Group are reported in Swiss francs. However, approximately 90% of Group sales (Orthopedics and Cardiovascular Prostheses Divisions) of CHF 1,418 million are denominated in currencies other than the Swiss franc. In addition, approximately 75% of its long-term debt is denominated in currencies other than the Swiss franc. As a result, fluctuations in exchange rates can have a significant effect on the Group's sales, operating results and financial position.

     Sulzer Medica's financial instruments are subject to changes in fair values (as reported in the consolidated balance sheet) due to changes in market rates of exchange. All financial instruments hedge foreign currency assets, liabilities and intercompany transactions. As a result, changes in fair values of financial instruments do not affect Sulzer Medica's net income.

     The net fair values of all foreign currency derivative contracts outstanding at December 31, 2001, were negative by CHF 1 million. An analysis has been prepared to estimate the sensitivity of the fair value of all derivative instruments to a hypothetical 10% unfavorable change in spot exchange rates at December 31, 2001. The results of the estimation, which may vary from actual results, are as follows:

     Fair value of foreign currency exchange rate sensitive instruments

10% adverse rate movement...................................  2.5 million (Loss)
At year-end rates...........................................  20.5 million (Gain)

     Losses and gains on underlying transactions or anticipated transactions would largely offset any gains and losses of fair value on derivative contracts. These offsetting gains and losses are not reflected in the above table. There were no anticipatory hedges at December 31, 2001.

     In addition, approximately 170% of the Group's net assets as per December 31, 2001 are denominated in currencies other than the Swiss franc (USD, GBP, EURO). As a result, fluctuations in exchange rates can have a significant effect on the Group's equity (currency translation adjustment); if Swiss francs were to have strengthened 10% against all other currencies, Sulzer Medica's equity, reported in Swiss francs, would have decreased by CHF 107 million.

INTEREST RATE RISK

     The financial statements for the Group report CHF 21 million long-term borrowings as of December 31, 2001. The table below provides information about Sulzer Medica's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates.

     Maturity date for debt and notional amount outstanding for loans at December 31, 2001 in million Swiss francs equivalents, which is Sulzer Medica's reporting currency:

                                                       2002 CARRYING    2003 AND              TOTAL
MATURITY DATES AS AT YEAR END                             VALUES       THEREAFTER   TOTAL   FAIR VALUE
-----------------------------                          -------------   ----------   -----   ----------
LIABILITIES
LONG-TERM BORROWINGS:
Various, principally in CHF, EUR, GBP, USD and JPY
  floating based on Libor............................       --             21        21         21
TOTAL LONG-TERM BORROWINGS...........................       --             21        21         21
SHORT-TERM BORROWINGS:
Other borrowings (floating rate based in Libor, in
  CHF, Euro, Pound Yen and USD)......................       75             --        75         75
TOTAL SHORT-TERM BORROWINGS..........................       75             --        75         75

     Based upon the net cash position at December 31, 2001 (CHF 61 million) a decrease in short-term interest rates by 1% point would lower Sulzer Medica's annual net interest income by CHF 0.6 million.

     So far Sulzer Medica does not consider it necessary to hedge the interest rate exposure of its interest bearing assets and liabilities; Sulzer Medica has no outstanding interest swaps at December 31, 2001.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     The Company's Registration Statement on Form F-1, Commission file number 333-7068, was declared effective on July 8, 1997. Pursuant to such Registration Statement, Sulzer Medica conducted its IPO of 2,300,000 registered shares, nominal value CHF 30 per share. The U.S. tranche of the IPO consisted of 580,859 registered shares. The offerees in the U.S. had the option to request the shares in the form of American Depositary Shares ("ADSs"), each of which represents 0.1 of a registered share.

     The IPO commenced on July 14, 1997 and terminated after all offered shares were sold for an aggregate offering price of $620,100,000, including the exercise of the underwriters' over-allotment option. The offering price per share was CHF 350 and per ADS was $23.85. The Company's expenses relating to the IPO were approximately $17,000,000, all of which was paid to persons other than directors or officers of the Company, and the underwriting discount was approximately $31,616,000, leaving net proceeds to Sulzer Medica of approximately $571,484,000. Morgan Stanley Dean Witter was both the Global Coordinator of the IPO and the managing underwriter of the U.S. tranche.

     In January 1998, Sulzer Medica acquired Spine-Tech, Inc. through a cash tender offer for approximately CHF 883 million (net of cash on hand and amounts tendered by Spine-Tech shareholders for exercise of options). The cash purchase price was paid from the net proceeds of the IPO and operating cash flow of the Company. The entire purchase price was paid to the shareholders of Spine-Tech.

ITEM 15.  RESERVED

ITEM 16. RESERVED

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     The following audited and consolidated financial statements, together with the report of PricewaterhouseCoopers AG thereon, are filed as part of this Annual Report:

                                                              PAGE
                                                              ----
Report of Group Auditors....................................    F-1
Consolidated Financial Statements:
  Consolidated Statements of Income for the years ended
     December 31, 2001, 2000 and 1999.......................    F-2
  Consolidated Balance Sheets of December 31, 2001 and
     2000...................................................    F-3
  Consolidated Statements of Changes in Stockholders' equity
     for the years ended December 31, 2001, 2000 and 1999...    F-4
  Consolidated Statements of Cash Flows for the years ended
     December 31, 2001, 2000 and 1999.......................    F-5
  Notes to Consolidated Financial Statements................    F-6

ITEM 18.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 19.  EXHIBITS

 1.      Articles*
 4.1     1997 Management Stock Option Plan of Sulzer Medica Ltd. And
         Affiliated Companies, as amended**
 4.2     Sulzer Medica 2001 Stock Option Plan, as amended(1)
 4.3 2001 Employee Stock Purchase Plan United States and Canada, as amended(2)
 4.4 Sulzer Medica 2001 Long-Term Stock Option Plan, as amended(3)
 4.5     Sulzer Medica 2002 Stock Purchase Plan United States and
         Canada, as amended(4)
 4.6 AGREEMENT AND PLAN OF MERGER dated as of January 5, 2001, among SULZER MEDICA USA HOLDING CO., a Delaware corporation
         ("Parent"), ELVER ACQUISITION CORPORATION, a Minnesota corporation and a wholly owned subsidiary of Parent ("Merger
         Sub"), and INTRATHERAPEUTICS, INC., a Minnesota corporation
         (the "Company").(5)

 4.7 ASSET PURCHASE AGREEMENT, dated as of November 1, 2000, as amended January 8, 2001, and May 23, 2001, among CORE-VENT
         CORPORATION, d/b/a Paragon Implant Company, a Nevada corporation ("Paragon"), CORE-VENT BIOENGINEERING, INC., a
         California corporation ("C-V BioEngineering"), CORE-VENT
         PARAGON BIO, a California corporation ("C-V Paragon"),
         PARAGON ADMINISTRATION, INC. , a California corporation
         ("Paragon Administration"), CORE-VENT GmbH, a corporation organized under the laws of the Federal Republic of Germany
         ("C-V GmbH"), CORE-VENT ISRAEL (1997), a PARAGON Company
         Ltd., a corporation organized under the laws of Israel ("C-V
         Israel"; and together with Paragon, C-V BioEngineering, C-V
         Paragon, Paragon Administration, C-V GmbH and C-V Israel, the "Seller"), the shareholders of Paragon identified on the signature page hereof (the "Paragon Shareholders"), the shareholders of C-V BioEngineering identified on the signature page hereof (the "C-V BioEngineering
         Shareholders"), the Niznick Family Foundation (the "Niznick
         Foundation"), a California not-for-profit corporation, DR.
         GERALD A. NIZNICK, an individual ("Dr. Niznick"; and together with the Paragon Shareholders, the C-V
         BioEngineering Shareholders and the Niznick Foundation, the
         "Shareholders"), SULZER MEDICA USA INC., a Delaware corporation ("Parent"), SULZER CALCITEK INC., a Delaware corporation ("Calcitek"), and SULZER CALCITEK GmbH, a corporation organized under the laws of the Federal Republic of Germany ("Calcitek GmbH"), GASHTAR LTD, a corporation organized under the laws of Israel ("Calcitek Israel") and SULZER DENTAL CORP, a corporation organized under the laws of Canada ("Calcitek Canada" and together with Calcitek, and Calcitek GmbH and Calcitek Israel, the "Purchaser").(6)
 4.8     Class Action Settlement Agreement among Sulzer Orthopedics
         Inc., Sulzer Medica AG, Sulzer Ltd. and Class Counsel, on
         Behalf of Class Representatives In Re Sulzer Hip Prosthesis and Knee Prosthesis Liability Litigation MDL Docket No.
         01-CV-9000 (MDL No. 1401) dated as of March 13, 2002
 4.9     Indemnification and Release Agreement by and among Sulzer
         Medica AG, Sulzer AG and XL Winterthur International
         Insurance Switzerland effective as of March 14, 2002.
 4.10    Settlement and Release Agreement dated as of May 2, 2002,
         Among the United States of America, acting through the Civil
         Division of the United States Department of Justice and on behalf of the Department of Health and Human Services and Sulzer Orthopedics Inc.
 4.11    Letter Agreement between Sulzer Orthopedics Inc. and XL
         Winterthur International Insurance Switzerland dated April
         25, 2002.
 4.12 Memorandum of Understanding among the Settling Health Plans and Sulzer Entities named therein.
10.      Consent of PricewaterhouseCoopers AG, Independent Public
         Accountants

---------------

 * Incorporated by reference to Exhibit 1 to the Company's annual report on Form 20-F for the year ended December 31, 1998, filed with the Commission on June 28, 1999.

** Incorporated by reference to Exhibit 1 to the Company's annual report on Form 20-F for the year ended December 31, 1999, filed with the Commission on June 9, 2000.

(1) Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Reg. No. 333-76282) filed with the Commission on January 4, 2002.

(2) Incorporated by Reference to Exhibit 4 to the Company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Commission on June 18, 2001.

(3) Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Reg. No. 333-76280) filed with the Commission on January 4, 2002.

(4) Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Reg. No. 333-85388) filed with the Commission on April 2, 2002.

(5) Incorporated by reference to Exhibit 5(a)(i) to the Company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Commission on June 18, 2001.

(6) Incorporated by reference to Exhibit 5(a)(ii) to the Company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Commission on June 18, 2001.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          SULZER MEDICA LTD

                                          By: /s/ Urs Kamber
                                            ------------------------------------
                                                        Urs Kamber
                                                 Chief Financial Officer

                                          By: /s/ Stephan Rietiker
                                            ------------------------------------
                                                     Stephan Rietiker
                                                 Chief Executive Officer

Date: May 16, 2002

                       SULZER MEDICA LTD AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Group Auditors....................................   F-1
Consolidated Financial Statements:
  Consolidated Income Statement for the years ended December
     31, 2001, 2000 and 1999................................   F-2
  Consolidated Balance Sheets at December 31, 2001 and
     2000...................................................   F-3
  Consolidated Statements of Shareholders' Equity for the
     year ended December 31, 2001, 2000 and 1999............   F-4
  Consolidated Cash Flow Statement for the years ended
     December 31, 2001, 2000 and 1999.......................   F-5
  Notes to the Consolidated Financial Statements............   F-6

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of Sulzer Medica Ltd, Winterthur


We have audited the consolidated financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity and notes) of Sulzer Medica Ltd and its subsidiaries as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, all expressed in Swiss francs.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audits were conducted in accordance with auditing standards promulgated by the profession and with International Standards on Auditing issued by the International Federation of Accountants (IFAC) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, of the Sulzer Medica Ltd and its subsidiaries as of December 31, 2001 and 2000 and the results of operations and the cash flows for each of the three years in the period ended December 31, 2001 in accordance with International Accounting Standards and comply with Swiss law.

International Accounting Standards vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income expressed in Swiss francs for each of the three years in the period ended December 31, 2001 and the determination of consolidated shareholders' equity also expressed in Swiss francs at December 31, 2001 and 2000 to the extent summarized in note 31 to the consolidated financial statements.

PricewaterhouseCoopers AG


/s/ R. Rausenberger          /s/ St. Haag
R Rausenberger                  St Haag


Winterthur, April 2, 2002

--------------------------------------------------------------------------------
CONSOLIDATED INCOME STATEMENTS
--------------------------------------------------------------------------------

                                        *

--------------------------------------------------------------------------------


                                                                       2001             2001           2000            1999
                                                                     Mill. USD
                                                         Notes      unaudited(1)      Mill. CHF      Mill. CHF       Mill. CHF
                                                     ------------   ------------    ------------    ------------    ------------

NET SALES                                                                    839           1,418           1,347           1,182
                                                                    ------------    ------------    ------------    ------------
Cost of sales                                                               (320)           (540)           (420)           (359)
                                                                    ------------    ------------    ------------    ------------
GROSS PROFIT                                                                 519             878             927             823
                                                                    ============    ============    ============    ============
Selling, general and administrative expense                                 (383)           (648)           (555)           (490)
                                                                    ------------    ------------    ------------    ------------
Research and development expense                                             (77)           (130)           (108)            (98)
                                                                    ------------    ------------    ------------    ------------
Other operating income/expense                                  8             --              --               6              (1)
                                                                    ------------    ------------    ------------    ------------
OPERATING INCOME BEFORE GOODWILL
AMORTIZATION AND EXCEPTIONAL ITEMS                                            59             100             270             234
                                                                    ============    ============    ============    ============
Goodwill amortization                                                        (34)            (57)            (39)            (46)
                                                                    ------------    ------------    ------------    ------------
Hip and knee settlement                                         9           (873)         (1,476)             --              --
                                                                    ------------    ------------    ------------    ------------
Exceptional operating items                                    10           (117)           (198)             (1)           (254)
                                                                    ------------    ------------    ------------    ------------
Gain on sale of the Electrophysiology Division                 11             --              --              --             579
                                                                    ------------    ------------    ------------    ------------
OPERATING INCOME/LOSS                                                       (965)         (1,631)            230             513
                                                                    ============    ============    ============    ============
Financial income/expense                                       12              4               7              29              17
                                                                    ------------    ------------    ------------    ------------
Other non-operating income/expense                             12            (12)            (21)             --              --
                                                                    ------------    ------------    ------------    ------------
INCOME/LOSS BEFORE TAXES                                                    (973)         (1,645)            259             530
                                                                    ============    ============    ============    ============
Taxes                                                          13            268             454             (67)            (46)
                                                                    ------------    ------------    ------------    ------------
NET INCOME/NET LOSS BEFORE MINORITY INTERESTS                               (705)         (1,191)            192             484
                                                                    ============    ============    ============    ============
Minority interests                                                            (1)             (2)             (2)             (1)
                                                                    ------------    ------------    ------------    ------------
NET INCOME/NET LOSS                                                         (706)         (1,193)            190             483
                                                                    ============    ============    ============    ============


PER REGISTERED SHARE/PER AMERICAN
DEPOSITARY SHARE (ADS)                                                  USD              CHF             CHF             CHF
                                                                    ------------    ------------    ------------    ------------

Basic income per share                                         14         (70.79)        (119.62)          19.01           48.37
                                                                    ------------    ------------    ------------    ------------
Basic income per ADS                                                       (7.08)         (11.96)           1.90            4.84
                                                                    ------------    ------------    ------------    ------------
Diluted income per share(2)                                    14         (70.79)        (119.62)          18.98           48.37
                                                                    ------------    ------------    ------------    ------------
Diluted income per ADS(2)                                                  (7.08)         (11.96)           1.90            4.84
                                                                    ============    ============    ============    ============



(1)  Translated solely for the convenience of the reader, see note 32.

(2) According to IAS 33 and due to the net loss in 2001 the diluted income corresponds to the basic income.

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                                        *

--------------------------------------------------------------------------------



                                                                                    2001              2001            2000
ASSETS                                                              Notes        Mill. USD         Mill. CHF        Mill. CHF
                                                                                unaudited(1)
                                                               --------------   --------------   --------------   --------------

NON-CURRENT ASSETS

Intangible assets                                                    15                    554              930              689
                                                                                --------------   --------------   --------------
Property, plant and equipment                                        16                    140              236              223
                                                                                --------------   --------------   --------------
Investments and other financial assets                               17                     39               65              104
                                                                                --------------   --------------   --------------
Deferred income taxes                                                13                    383              643              142
                                                                                --------------   --------------   --------------
TOTAL NON-CURRENT ASSETS                                                                 1,116            1,874            1,158
                                                                                ==============   ==============   ==============
CURRENT ASSETS

Inventories                                                          18                    245              411              389
                                                                                --------------   --------------   --------------
Trade accounts receivable                                            19                    183              308              287
                                                                                --------------   --------------   --------------
Other accounts receivable and prepaid expenses                                              73              122               58
                                                                                --------------   --------------   --------------
Cash and cash equivalents                                                                   93              156              633
                                                                                --------------   --------------   --------------
TOTAL CURRENT ASSETS                                                                       594              997            1,367
                                                                                ==============   ==============   ==============
TOTAL ASSETS                                                                             1,710            2,871            2,525
                                                                                ==============   ==============   ==============

EQUITY AND LIABILITIES

SHAREHOLDERS' EQUITY                                                 21                    467              784            1,993
                                                                                --------------   --------------   --------------
Minority interests                                                                           4                7                5
                                                                                ==============   ==============   ==============
LONG-TERM LIABILITIES

Long-term borrowings                                                 22                     12               20               19
                                                                                --------------   --------------   --------------
Deferred income taxes                                                13                     11               19               20
                                                                                --------------   --------------   --------------
Long-term provisions                                                 23                    874            1,468              144
                                                                                --------------   --------------   --------------
Other long-term liabilities                                                                  7               11                4
                                                                                --------------   --------------   --------------
TOTAL LONG-TERM LIABILITIES                                                                904            1,518              187
                                                                                ==============   ==============   ==============

CURRENT LIABILITIES

Short-term borrowings                                                24                     44               75               86
                                                                                --------------   --------------   --------------
Short-term provisions                                                23                    133              223               54
                                                                                --------------   --------------   --------------
Trade accounts payable                                                                      42               70               55
                                                                                --------------   --------------   --------------
Other current and accrued liabilities                                25                    116              194              145
                                                                                --------------   --------------   --------------
TOTAL CURRENT LIABILITIES                                                                  335              562              340
                                                                                ==============   ==============   ==============
TOTAL LIABILITIES                                                                        1,239            2,080              527
                                                                                ==============   ==============   ==============
TOTAL EQUITY AND LIABILITIES                                                             1,710            2,871            2,525
                                                                                ==============   ==============   ==============
Commitments and contingencies                                        26

(1)  Translated solely for the convenience of the reader, see note 32.

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                        *

--------------------------------------------------------------------------------


                                                              Additional                   Cumulative
(in millions of Swiss francs,                    Share         paid-in        Retained     translation      Treasury
except share data)                              capital        capital        earnings     adjustment       stock(2)        Total
                                                ========      =========       =========     =========       ========      ========
JANUARY 1, 1999                                      300            766             247           (86)            (7)        1,220
                                                ========      =========       =========     =========       ========      ========
Adjustments for adopting IAS 19, revised                                             (2)                                        (2)
                                                --------      ---------       ---------     ---------       --------      --------
Dividends (CHF 4.50 per share)                                                      (45)                                       (45)
                                                --------      ---------       ---------     ---------       --------      --------
Options exercised                                                                                                               --
                                                --------      ---------       ---------     ---------       --------      --------
Decrease in treasury stock                                                                                         2             2
                                                --------      ---------       ---------     ---------       --------      --------
Net income                                                                          483                                        483
                                                --------      ---------       ---------     ---------       --------      --------
Currency translation adjustments                                                                                 181           181
                                                --------      ---------       ---------     ---------       --------      --------
Comprehensive income(1)                                                             483           181                          664
                                                ========      =========       =========     =========       ========      ========
DECEMBER 31, 1999                                    300            766             683            95             (5)        1,839
                                                ========      =========       =========     =========       ========      ========
Dividends (CHF 5.00 per share)                                                      (50)                                       (50)
                                                --------      ---------       ---------     ---------       --------      --------
Options exercised (note 30)                                           3                                                          3
                                                --------      ---------       ---------     ---------       --------      --------
Increase in treasury stock                                                                                        (2)           (2)
                                                --------      ---------       ---------     ---------       --------      --------
Net income                                                                          190                                        190
                                                --------      ---------       ---------     ---------       --------      --------
Currency translation adjustments                                                                   13                           13
                                                --------      ---------       ---------     ---------       --------      --------
Comprehensive income(1)                                                             190            13                          203
                                                ========      =========       =========     =========       ========      ========
DECEMBER 31, 2000                                    300            769             823           108             (7)        1,993
                                                ========      =========       =========     =========       ========      ========
Adjustments for adopting IAS 39 (note 21)                                            12                                         12
                                                --------      ---------       ---------     ---------       --------      --------
Dividends (CHF 6.00 per share)                                                      (60)                                       (60)
                                                --------      ---------       ---------     ---------       --------      --------
Options exercised (note 30)                                                                                                     --
                                                --------      ---------       ---------     ---------       --------      --------
Increase in treasury stock                                                                                        (9)           (9)
                                                --------      ---------       ---------     ---------       --------      --------
Fair value adjustments on                                                            (9)                                        (9)
financial instruments (note 21)
                                                --------      ---------       ---------     ---------       --------      --------
Net income                                                                       (1,193)                                    (1,193)
                                                --------      ---------       ---------     ---------       --------      --------
Currency translation adjustments                                                                   50                           50
                                                --------      ---------       ---------     ---------       --------      --------
Comprehensive income(1)                                                          (1,193)           50                       (1,143)
                                                ========      =========       =========     =========       ========      ========
DECEMBER 31, 2001                                    300            769            (427)          158            (16)          784
                                                ========      =========       =========     =========       ========      ========


(1) Comprehensive income includes changes in equity, other than those arising from investment by owners and distributions to owners. The comprehensive income was CHF -1143 million in 2001, CHF 203 million in 2000 and CHF 664 million in 1999.

(2) The financial statements 1999 have been restated to reflect the adoption of SIC 16 which requires treasury stock to be deducted from equity.



The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
CONSOLIDATED CASH FLOW STATEMENTS
--------------------------------------------------------------------------------

                                        *

--------------------------------------------------------------------------------



                                                                             2001           2000            1999
                                                                          Mill. CHF       Mill. CHF       Mill. CHF
                                                                         ------------    ------------    ------------

CASH FLOW FROM OPERATING ACTIVITIES OF CONTINUING OPERATIONS

   Net income/net loss                                                         (1,193)            190             483
                                                                         ------------    ------------    ------------
   Minority interests                                                               2               2               1
                                                                         ------------    ------------    ------------
   Gain on sale of the Electrophysiology Division                                  --              --            (579)
                                                                         ------------    ------------    ------------
   Depreciation and amortization                                                  195             117             102
                                                                         ------------    ------------    ------------
   Change in provisions                                                         1,492              (7)             12
                                                                         ------------    ------------    ------------
   Change in net current assets and long-term receivables                         (40)            (10)            (90)
                                                                         ------------    ------------    ------------
   Exceptional non-cash write-down of goodwill                                     53              --             240
                                                                         ------------    ------------    ------------
   Other non-cash items, net                                                     (416)              5               9
                                                                         ------------    ------------    ------------
TOTAL CASH FLOW FROM OPERATING ACTIVITIES
OF CONTINUING OPERATIONS                                                           93             297             178
                                                                         ============    ============    ============
CASH FLOW FROM INVESTING ACTIVITIES OF CONTINUING OPERATIONS

   Purchase/sale of intangible assets                                              (8)             (6)            (12)
                                                                         ------------    ------------    ------------
   Purchase/sale of tangible assets                                               (71)            (49)            (31)
                                                                         ------------    ------------    ------------
   Acquisitions including minority investments                                   (413)            (80)            (58)
                                                                         ------------    ------------    ------------
   Proceeds from divestitures                                                      27               4           1,037
                                                                         ------------    ------------    ------------
   Purchase/sale of long-term financial assets                                    (38)            (22)             --
                                                                         ------------    ------------    ------------
TOTAL CASH FLOW OF INVESTING ACTIVITIES                                          (503)           (153)            936
                                                                         ============    ============    ============
NET CASH FLOW BEFORE FINANCING ACTIVITIES                                        (410)            144           1,114
                                                                         ------------    ------------    ------------
CASH FLOW FROM FINANCING ACTIVITIES

   Proceeds from issuance of share capital                                         --               3              --
                                                                         ------------    ------------    ------------
   Change in treasury stock                                                        (9)             (2)              2
                                                                         ------------    ------------    ------------
   Change in borrowings                                                           (19)             (4)           (696)
                                                                         ------------    ------------    ------------
   Dividends                                                                      (60)            (50)            (45)
                                                                         ------------    ------------    ------------
TOTAL CASH FLOW (- USED IN) FROM FINANCING ACTIVITIES                             (88)            (53)           (739)
                                                                         ============    ============    ============
Net effect of currency translation on cash and cash equivalents                    21              (4)             32
                                                                         ------------    ------------    ------------
CHANGE IN CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS                     (477)             87             407
                                                                         ------------    ------------    ------------
Cash and cash equivalents at January 1                                            633             546             139
                                                                         ------------    ------------    ------------
CASH AND CASH EQUIVALENTS AT DECEMBER 31                                          156             633             546
                                                                         ============    ============    ============
Supplemental cash flow information:

Interest receipts                                                                  14              39              30
                                                                         ------------    ------------    ------------
Interest payments                                                                  (8)             (8)            (20)
                                                                         ------------    ------------    ------------
Income tax payments                                                               (24)            (55)            (25)
                                                                         ------------    ------------    ------------

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Accounting Policies
--------------------------------------------------------------------------------

                                        *
--------------------------------------------------------------------------------

NOTE 1. GENERAL INFORMATION

On January 9, 1997, the Board of Directors of Sulzer Ltd, Winterthur, Switzerland ("Sulzer") approved a plan to offer a minority shareholding in its SulzerMedica Group to the public. In order to prepare for this offering, Sulzer transferred its ownership interest in its orthopedic, electrophysiology and cardiovascular prostheses subsidiaries to SulzerMedica Ltd ("SulzerMedica" or the "Company"), a company previously named Sulzer Orthopedics Ltd, incorporated in Switzerland. On July 14, 1997, SulzerMedica Ltd increased its share capital by 2,600,000 registered shares, each with a nominal value of CHF 30. These shares were sold to the public through an Initial Public Offering (IPO) in July 1997, for CHF 350 per share. Upon completion of the IPO via capital increase, Sulzer's beneficial ownership of the Company's common stock was reduced to 74%. On February 1, 1999, SulzerMedica consummated its sale of the Electrophysiology business. At the Annual General Meeting of Sulzer on April 19, 2001 the shareholders approved the separation of Sulzer and SulzerMedica. The separation was completed on July 10, 2001. With the extraordinary shareholders' meeting of SulzerMedica on July 9, 2001 the Company took the final step to complete its independence from parent company Sulzer.

NOTE 2. BASIS OF PRESENTATION

The term "mill. CHF" in these Consolidated Financial Statements refers to millions of Swiss francs.

NOTE 3. ACCOUNTING AND CONSOLIDATION PRINCIPLES

The financial statements are based on the following consolidation and valuation principles and present fairly the financial position and results of the SulzerMedica Group ("Group") in accordance with the standards formulated by the International Accounting Standards Committee (IASC) under the historical cost convention.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the valuation of depreciable lives of fixed assets and intangible assets, allowances for doubtful accounts, inventory obsolescence, provisions, impairment charges and deferred taxes. Actual results could differ from estimates.

The consolidated financial statements include all of the assets, liabilities, income and expense of companies in which Sulzer Medica, directly or indirectly, holds more than 50% of the voting rights.

Acquisitions have been accounted for using the purchase method. All material intercompany balances and transactions are eliminated. In addition, unrealized gains on intercompany transfers of inventory and of fixed assets are eliminated and recognized only upon sale to third parties or depreciation, respectively.

Investments in associated companies in which the Group holds between 20% and 50% of the voting rights and exercises significant influence are accounted for by using the equity method. The Group's share in the equity is presented under "Investments and other financial assets" and the Group's share of net income under "Other operating income/expense".

CHANGE IN ACCOUNTING POLICY. In 2001 the following new IAS have been adopted:

IAS 39 Financial Instruments: Recognition and Measurement IAS 40 Investment Properties

These new applications resulted in minor changes in the presentation of the financial statements.

FOREIGN CURRENCY CONVERSION. In the individual financial statements of affiliated companies, income and expense in foreign currencies are recorded at the exchange rates applicable on the date of the transaction. Assets and liabilities in foreign currencies are stated at the year-end or hedged exchange rates. The resulting exchange differences are included in the net income.

The assets and liabilities of foreign affiliates, including acquired goodwill, are translated using the year-end rates of exchange. Income and expense items are translated at average exchange rates for the year if the effective rate does not deviate significantly from the average exchange rate. Currency conversion differences resulting from consolidation are included in shareholders' equity. In the event of sale or liquidation of foreign affiliated companies, the cumulative currency conversion differences relating to the Company disposed form part of the gain or loss on the sale or liquidation proceeds.

GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill arising from acquisitions is capitalized in the currency of the acquired company and amortized on a straight-line basis over its useful life, not exceeding 20 years.

--------------------------------------------------------------------------------
Other intangible assets include licenses, patents, trademarks and similar rights as well as existing technology acquired from third parties. These assets are amortized over their estimated useful lives, not exceeding 10 years.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life. In the case of land, depreciation is only recorded in the event of a permanent impairment in value.

The estimated useful lives of property, plant and equipment are as follows:

Buildings                                                        25-40 years
Machinery                                                         5-15 years
Equipment                                                         5-10 years
Tools, EDP equipment and patterns                               max. 5 years
Motor vehicles                                                       4 years

Investment property is held for long-term rental yields and is not occupied by the Group. Such properties are carried at cost less accumulated depreciation. The fair value is based on market evidence and on discounted cash flow projections based on existing and potential rent contracts.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset. In 2001, 2000 and 1999 the interest costs were expensed as incurred since they did not fulfill the criteria for capitalization.

IMPAIRMENT. If circumstances affecting the recoverability of tangible and intangible assets change, and impairment has occured, the Company compares the estimated discounted cash flows expected to be generated by the asset with its carrying value and recognizes an impairment charge by means of special depreciation of the excess carrying value and adjusts the useful lives of intangible assets as appropriate.

INVESTMENTS AND OTHER FINANCIAL ASSETS. Investments in associates are accounted for under the equity method. As of January 1, 2001 minority investments and other financial assets are initially recorded at cost and subsequently carried at fair value. The Group has classified all these equity investments as available-for-sale. Changes in fair value are deferred as a fair value adjustment in equity and recycled to the income statement when the asset is sold. Unrealized losses which are considered to be other than temporary are included in the income statement. Depending on the classification of the investment as operating or not the impairment is recorded as other operating expenses or as financial expense, respectively.

INVENTORIES. Raw materials, supplies and consumables are stated at the lower of cost or market value. Finished products and work in progress are stated at the lower of production cost or net realizable value. Production costs include the cost of materials and direct and indirect manufacturing cost. Depending on the nature and the use, inventories are valued on the basis of weighted average prices or the FIFO method. Allowances are made for obsolete, slow-moving and excess inventories.

ACCOUNTS RECEIVABLE. Trade and other accounts receivable are stated at face value net of necessary allowances for doubtful accounts.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents comprise bills, postal and bank accounts, together with current account and deposit balances with maturities of under three months at acquisition, including deposits with Sulzer and its subsidiaries.

PROVISIONS. Provisions are made for all probable losses arising from warranties, penalties and litigation risks and for the cost of restructuring measures which have been approved by management and announced to those affected.

DERIVATIVE FINANCIAL INSTRUMENTS. The Company uses derivative financial instruments to manage the economic impact of fluctuations in foreign currency exchange rates. The Company does not enter into derivative financial instruments for trading or speculative purposes. All derivatives are to be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. Changes in the fair value of derivative financial instruments are either recognized in the income statement or in equity depending on whether the instrument qualifies for hedge accounting. To qualify for hedge accounting, the hedging relationship must meet several strict conditions starting at the inception of the transaction.

EMPLOYEE BENEFITS. The liability of defined benefit plans for retirement benefits corresponds to the present value of benefits payable. The discount rate used for determining the present value is based on the prevailing interest rates applicable to long-term corporate or government bond issues with maturities extending over the average duration of the retirement benefit entitlements. All actuarially computed gains and losses which exceed 10% of the present value of future benefits payable or the underlying assets of the benefit plan ("corridor"), are amortized over the average remaining active

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                        *
--------------------------------------------------------------------------------

period of employment.

Defined contribution plans are pure saving plans without any added benefits. The contributions made are charged directly to personnel costs.

REVENUE RECOGNITION. Sales of supplies and services are recorded at the time of delivery or implant. Net sales exclude sales or value-added taxes and are stated net of credits, discounts and rebates. Accruals for estimated future returns and credits are made when the related revenue is recognized. Such amounts are estimated based on historical rates of return, customer inventory levels and other factors.

INCOME PER SHARE. Basic income per share is calculated by dividing net income by the weighted average number of shares issued minus treasury stock during the year.

Diluted net income per share is computed by dividing net income by the weighted average number of registered shares issued minus treasury stock during the year plus the incremental shares that would have been outstanding under the management stock option plan (see "Stock-based compensation") upon the assumed exercise of dilutive stock options.

RESEARCH AND DEVELOPMENT COSTS. Research costs are charged directly to income as incurred. In accordance with IAS 38, intangible assets, development costs during the years ended on December 31, 2001, 2000 and 1999 were charged to income as incurred because they did not fulfill the criteria for capitalization.

STOCK-BASED COMPENSATION. Under the terms of the management stock option plan, the option exercise price is equal to the fair market value of the share at the date of grant and, accordingly, almost no cost is recorded in connection with the plans.

TAXES. Provision is made for all income taxes assessed on the profits earned up to the balance sheet date in the year to which they relate. Deferred taxes are provided on differences between carrying amounts for tax and corporate purposes, applying the liability method. For this purpose, all the valuation differences of affiliated companies and their available tax loss carry-forwards are taken into consideration. Deferred taxes are calculated at the locally applicable tax rates. These tax rates are immediately adjusted to reflect the effects of changes in the law. A potential offset against future tax costs as a result of available loss carry-forwards and valuation differences is only taken up in the balance sheet if realization by means of anticipated profits is expected. Deferred taxes on proposed profit distributions of subsidiaries are accrued. Profits of subsidiaries retained in the business and used for local investment are not taken up in the deferred tax calculation. Where the disposal of an investment is foreseen, the applicable deferred taxes are provided. Deferred tax assets and liabilities are only offset by the entities subject to tax to the extent that income taxes are payable to the same authority and such offset is permitted by law. The movement in the deferred tax position is accounted for as a direct charge or credit to tax expense.

--------------------------------------------------------------------------------
EXPLANATORY NOTES

NOTE 4.
CURRENCY
EXCHANGE RATES


                                                                                  AVERAGE RATES
                                              YEAR-END RATES             CONSOLIDATED STATEMENTS OF INCOME
                                       CONSOLIDATED BALANCE SHEETS           AND CASH FLOW STATEMENTS
CHF                                 2001         2000         1999        2001          2000         1999
                                 ----------   ----------   ----------   ----------   ----------   ----------

1 US Dollar USD                        1.68         1.62         1.59         1.69         1.69         1.50
1 Pound Sterling GBP                   2.44         2.43         2.58         2.43         2.56         2.43
1 Euro EUR                             1.48         1.52         1.61         1.51         1.56         1.60
100 Japanese Yen JPY                   1.28         1.42         1.56         1.39         1.57         1.33


NOTE 5.
COMPOSITION OF THE GROUP

A list of investments held directly or indirectly by SulzerMedica Ltd is provided below:


COMPANY/MANAGEMENT                                                  SHARE        REGISTERED CAPITAL
------------------                                                 -------      --------------------
SWITZERLAND

*        SulzerMedica Management Ltd, Zurich                         100%      CHF           100,000.-
         Stephan Rietiker

[ ]      Sulzer Orthopedics Ltd, Baar                                100%      CHF        12,000,000.-
         Richard Fritschi

[ ]      Sulzer Orthopedics (Switzerland) Ltd, Munsingen             100%      CHF           100,000.-
         Peter Liniger

[X]      Sulzer Cardiovascular Ltd, Baar                             100%      CHF           500,000.-
         Mike Barrett

BELGIUM

[ ]      Sulzer Orthopedics Belgium SA, Bruxelles                    100%      EUR           300,000.-
         Marc Dusart

GERMANY

*        SulzerMedica Holding GmbH, Freiburg                         100%      EUR        35,000,000.-
         Urs Kamber

[ ]      Sulzer Orthopedics GmbH, Freiburg                           100%      EUR         4,500,000.-
         Klaus Hug

[ ]      Sulzer Dental GmbH, Freiburg                                100%      EUR           511,292.-
         Steven E. Hanson, Christophe Lizot

[X]      Sulzer Cardiovascular GmbH, Hamburg                         100%      EUR           512,000.-
         Manfred Reinhardt, Mike Barrett


[ ]      Orthopedics

[x]      Cardiovascular Prostheses

*        Management

o        Research & Development Biologics

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                       *

--------------------------------------------------------------------------------



COMPANY/MANAGEMENT                                                  SHARE      REGISTERED CAPITAL
------------------------------------------------------------------------------------------------------
FRANCE

[ ]      Sulzer Orthopedie SA, Etupes                                100%      EUR           130,000.-
         Maurice Meytre

[ ]      Sulzer Orthopedie Sud-Ouest Sarl, Toulouse                  100%      EUR            54,000.-
         Francoise Loesch

[ ]      Sulzer Orthopedie Ouest Sarl, La Chappelle-des-Fougeretz    100%      EUR         2,256,000.-
         Philippe Jaffres

[ ]      Sulzer Orthopedie Centre Sarl, Ebreuil (Vichy)              100%      EUR             8,000.-
         Benoit Combe

[ ]      Sulzer Orthopedie Nord Sarl, Lille                          100%      EUR             8,000.-
         Eric Bauduin

[ ]      Sulzer Orthopedie Cedior Sarl, Etupes                       100%      EUR         1,600,000.-
         Maurice Meytre

[X]      Sulzer Cardiovascular SA, Meudon (Paris)                    100%      EUR         2,515,409.-
         James F.A. Deegan

[ ]      Sulzer Dental Sarl, Rungis (Paris)                          100%      EUR            76,225.-
         Christophe Lizot

GREAT BRITAIN

*        SulzerMedica (UK) Holdings Ltd, Inchinnan                   100%      GBP        16,160,000.-
         Roshan Maini

[ ]      Sulzer Orthopaedics (UK) Ltd, Alton                         100%      GBP         1,050,000.-
         Roger Norman

[X]      Sulzer Carbomedics UK Ltd, Crawley                          100%      GBP             1,000.-
         James F.A. Deegan

[X]      Sulzer Vascutek Ltd, Inchinnan                              100%      GBP               100.-
         Roshan Maini

NETHERLANDS

[ ]      Sulzer Orthopedie Nederland BV, Utrecht                     100%      EUR            25,000.-
         Rob Ringelberg

[X]      Sulzer Cardiovascular BV, Utrecht                           100%      EUR           150,500.-
         Roshan Maini

ITALY

[ ]      Sulzer Orthopedics Italia S.p.A., Opera (Milano)            100%      EUR        14,025,000.-
         Marco Grubenmann

[ ]      Allo System Srl, Villorba (Treviso)                          51%      EUR            40,000.-
         Antonio De Cristofaro

[ ]      Migliori Srl, Viagrande (Catania)                            51%      EUR           434,000.-
         Fernando Migliori


[ ]      Orthopedics

[X]      Cardiovascular Prostheses

 *       Management

 o       Research & Development Biologics

--------------------------------------------------------------------------------

COMPANY/MANAGEMENT                                                  SHARE          REGISTERED CAPITAL
----------------------------------------------------------------------------------------------------------
AUSTRIA

[ ]      Sulzer Orthopadie GmbH, Modling                             100%      ATS           800,000.-
         Manfred Koppl

SPAIN

[ ]      Sulzer Orthopedics Iberica SA, Madrid                       100%      EUR            62,000.-
         Marcel Kyburz

SWEDEN

[ ]      Sulzer Orthopedics Sweden AB, Stockholm                     100%      SEK           200,000.-
         Bengt Sedell

CZECH REPUBLIC

[ ]      Sulzer Orthopedics CZ sro, Praha                            100%      CZK        24,700,000.-
         Oldrich Cech

CANADA

[X]      SulzerMedica Canada Inc., Toronto                           100%      CAD         3,200,000.-
         Paul E. Parsons

[ ]      Sulzer Orthopedics Canada Inc., Toronto                     100%      CAD         2,500,001.-
         Thomas Fischer

[X]      Sulzer Carbomedics Canada Ltd, Calgary                      100%      CAD               100.-
         Charles D. Griffin

[X]      Sulzer Mitroflow Corp., Richmond                            100%      CAD        12,000,000.-
         Mark Seboldt

[ ]      Sulzer Dental Corp., Etobicoke (Ontario)                    100%      CAD               100.-
         Steven E. Hanson

[ ]      Orthopedics

[X]      Cardiovascular Prostheses

 *       Management

 o       Research & Development Biologics

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                        *

--------------------------------------------------------------------------------


COMPANY/MANAGEMENT                                                  SHARE      REGISTERED CAPITAL
--------------------------------------------------------------------------------------------------------

USA

 *       SulzerMedica USA Holding Co., Houston/Texas                 100%      USD       185,000,000.-
         Stephan Rietiker

 *       SulzerMedica USA Inc., Houston/Texas                        100%      USD             1,000.-
         Stephan Rietiker

[X]      Sulzer Carbomedics Inc., Austin/Texas                       100%      USD       117,490,215.-
         Charles D. Griffin

[ ]      Sulzer Orthopedics Inc., Austin/Texas                       100%      USD       206,592,044.-
         David Floyd

[ ]      Sulzer Spine-Tech Inc., Minneapolis/Minnesota               100%      USD       615,195,877.-
         Dennis Wallach

[ ]      Sulzer Dental Inc., Carlsbad/California                     100%      USD        52,378,029.-
         Steven E. Hanson

[X]      Sulzer Vascutek USA Inc., Austin/Texas                      100%      USD         3,000,000.-
         Roshan Maini

 o       Sulzer Biologics Inc., Austin/Texas                         100%      USD         1,280,394.-
         Thomas Zehnder

[X]      Sulzer IntraTherapeutics Inc., St. Paul                     100%      USD       145,150,001.-
         Dennis Wallach

AUSTRALIA

[ ] [X]  SulzerMedica Australia Pty Ltd, Chatswood                   100%      AUD        14,450,000.-
         Paul Aragones

SOUTH AFRICA

[ ]      Sulzer Orthopedics South Africa (Pty) Ltd, Greenside        100%      ZAR               100.-
         Michael Nesbitt

INDIA

[ ]      Sulzer Orthopedics India Ltd, Chennai                        74%      INR         3,000,000.-
         K. Senthilnathan

JAPAN

[ ]      SulzerMedica Japan KK, Tokyo                                100%      JPY       350,000,000.-
         Hans-Rudolf Schuerch

KOREA

[ ]      Sulzer Orthopedics Korea Ltd, Seoul                         100%      KRW       319,220,000.-
         Dae Sik Pyon


[ ]      Orthopedics

[X]      Cardiovascular Prostheses

 *       Management

 o       Research & Development Biologics

--------------------------------------------------------------------------------

Acquisitions of subsidiaries in the years 2001 and 1999 are set out in the following list which indicates the companies acquired, the country, the division and the date of integration into the consolidation. In each acquisition, all voting rights were acquired. No significant acquisitions took place in 2000.

2001:  Paragon Implant Company Encino (USA);
       Orthopedics Division; Jan. 1, 2001

       IntraTherapeutics Inc. St. Paul (USA);
       Cardiovascular Prostheses
       Division; Feb. 1, 2001

       Sulzer Australia Pty Ltd Chatswood (Australia); both Divisions; July 1, 2001

1999: Mitroflow Enterprise Inc. Richmond (Canada); Cardiovascular Prostheses Division; Oct. 1, 1999

The purchase price considerations of these acquisitions amount to CHF 432 million and CHF 38 million in 2001 and 1999, respectively.

No agreements to make contingent payments, apart from the following, have been entered into in connection with these acquisitions: The agreement to purchase Mitroflow Inc. foresees a potential adjustment of the purchase price of a maximum of USD 17 million including interest depending upon the time when SulzerMedica receives approval from the US Federal Drug Administration, FDA, for the main product, a biological valve. If FDA approval is not obtained within a specified time frame no payment beyond the recorded liability is required.

NOTE 6.
EFFECTS OF ACQUISITIONS

The impact of significant subsidiaries acquired was as follows:


MILL. CHF                              2001          2000         1999
                                    ----------    ----------   ----------

Net sales                                   91            --            1
                                    ----------    ----------   ----------
Operating income                           (33)           --           (1)
                                    ----------    ----------   ----------
Non-current assets acquired                 89            --           16
                                    ----------    ----------   ----------
Current assets acquired                     53            --            2
                                    ----------    ----------   ----------
   thereof cash acquired                     6            --           --
                                    ----------    ----------   ----------
Liabilities acquired                       (47)           --            1
                                    ----------    ----------   ----------

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                        *

--------------------------------------------------------------------------------

NOTE 7.
SEGMENT INFORMATION

PRIMARY REPORTING FORMAT - SEGMENT INFORMATION BY DIVISION


MILL. CHF                                                2001            2000            1999
                                                     ------------    ------------    ------------

 Net sales
   Orthopedics                                              1,150           1,097             972
                                                     ------------    ------------    ------------
   Cardiovascular prostheses                                  268             250             210
                                                     ------------    ------------    ------------
TOTAL                                                       1,418           1,347           1,182
                                                     ============    ============    ============

Operating income before goodwill
 amortization and exceptional items
   Orthopedics                                                130             222             179
                                                     ------------    ------------    ------------
   Cardiovascular prostheses                                    1              63              60
                                                     ------------    ------------    ------------
   Biologics and Group management                             (31)            (15)             (5)
                                                     ------------    ------------    ------------
TOTAL                                                         100             270             234
                                                     ============    ============    ============
Operating income

   Orthopedics                                             (1,403)            185            (120)
                                                     ------------    ------------    ------------
   Cardiovascular prostheses                                  (88)             61              59
                                                     ------------    ------------    ------------
   Other operating income including
   Biologics and Group management                            (140)            (16)            574
                                                     ------------    ------------    ------------
TOTAL                                                      (1,631)            230             513
                                                     ============    ============    ============
Capital expenditure
   Orthopedics                                                 79              55              41
                                                     ------------    ------------    ------------
   Cardiovascular prostheses                                    9               6               5
                                                     ------------    ------------    ------------
   Biologics and Group management                               4               2               1
                                                     ------------    ------------    ------------
TOTAL                                                          92              63              47
                                                     ============    ============    ============
Depreciation and amortization
   Orthopedics                                                117             102             332
                                                     ------------    ------------    ------------
   Cardiovascular prostheses                                  104              12               9
                                                     ------------    ------------    ------------
   Biologics and Group management                               3               2               1
                                                     ------------    ------------    ------------
TOTAL                                                         224             116             342
                                                     ============    ============    ============
Assets
   Orthopedics                                              1,759           1,552           1,493
                                                     ------------    ------------    ------------
   Cardiovascular prostheses                                  342             198             197
                                                     ------------    ------------    ------------
   Biologics and Group management                             770             775             701
                                                     ------------    ------------    ------------
   Net assets from discontinuing operations                    --              --              --
                                                     ------------    ------------    ------------
TOTAL ASSETs                                                2,871           2,525           2,391
                                                     ============    ============    ============
Liabilities
   Orthopedics                                              1,706             287             288
                                                     ------------    ------------    ------------
   Cardiovascular prostheses                                   70              51              59
                                                     ------------    ------------    ------------
   Biologics and Group management                             304             189             201
                                                     ------------    ------------    ------------
TOTAL LIABILITIES                                           2,080             527             548
                                                     ============    ============    ============


Sulzer Medica's business is managed on a worldwide basis structured in two Divisions. The Orthopedics Division develops, manufactures and distributes hips, knees, spine, other orthopedics and dental implants. The Cardiovascular prostheses Division develops, manufactures and distributes heart valves including repair products, vascular grafts and stents.

Further operating activities consist of biologic activities and of Group management, including the costs of holding, financing and management of Sulzer Medica.

The geographic segmentation reflects the main operating areas of the Group. The Group's policy determines that transfers of goods and services between the various segments are carried out at arm's length.

--------------------------------------------------------------------------------
SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS                        PART 1



MILL. CHF                                                          2001            2000            1999
                                                               ------------    ------------    ------------

Net sales by location of customers
  Switzerland                                                            61              59              55
                                                               ------------    ------------    ------------
  European Union                                                        560             530             502
                                                               ------------    ------------    ------------
  Other Europe                                                           19              17              16
                                                               ------------    ------------    ------------
  North America                                                         629             602             496
                                                               ------------    ------------    ------------
  All Other countries                                                   149             139             113
                                                               ------------    ------------    ------------
TOTAL                                                                 1,418           1,347           1,182
                                                               ============    ============    ============

Net sales by location of subsidiaries
  Switzerland                                                           472             431             419
                                                               ------------    ------------    ------------
  European Union                                                        563             537             514
                                                               ------------    ------------    ------------
  Other Europe                                                            4               4               3
                                                               ------------    ------------    ------------
  North America                                                         849             806             664
                                                               ------------    ------------    ------------
  All Other countries                                                    70              52              38
                                                               ------------    ------------    ------------
TOTAL                                                                 1,958           1,829           1,638
                                                               ============    ============    ============
Transfers to other geographic areas from
  Switzerland                                                          (364)           (338)           (335)
                                                               ------------    ------------    ------------
  European Union                                                        (17)            (20)            (20)
                                                               ------------    ------------    ------------
  Other Europe                                                           --              --              --
                                                               ------------    ------------    ------------
  North America                                                        (159)           (124)           (101)
                                                               ------------    ------------    ------------
  All Other countries                                                    --              --              --
                                                               ------------    ------------    ------------
TOTAL                                                                  (540)           (482)           (456)
                                                               ============    ============    ============
Net sales to third parties by location of subsidiaries
  Switzerland                                                           108              93              84
                                                               ------------    ------------    ------------
  European Union                                                        546             517             494
                                                               ------------    ------------    ------------
  Other Europe                                                            4               4               3
                                                               ------------    ------------    ------------
  North America                                                         690             681             563
                                                               ------------    ------------    ------------
  All Other countries                                                    70              52              38
                                                               ------------    ------------    ------------
TOTAL                                                                 1,418           1,347           1,182
                                                               ============    ============    ============

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                        *

--------------------------------------------------------------------------------
SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS                        PART 2


MILL. CHF                                                  2001            2000             1999
                                                       ------------    ------------    ------------

Operating income by location of subsidiaries
  Switzerland                                                   (22)             49              12
                                                       ------------    ------------    ------------
  European Union                                                 46              58              55
                                                       ------------    ------------    ------------
  Other Europe                                                   --              --              --
                                                       ------------    ------------    ------------
  North America                                              (1,662)            118             441
                                                       ------------    ------------    ------------
  All Other countries                                             7               5               5
                                                       ------------    ------------    ------------
TOTAL                                                        (1,631)            230             513
                                                       ============    ============    ============

Assets by location of subsidiaries
  Switzerland                                                   210             223             240
                                                       ------------    ------------    ------------
  European Union                                                452             454             460
                                                       ------------    ------------    ------------
  Other Europe                                                    4               4               4
                                                       ------------    ------------    ------------
  North America                                              (2,138)         (1,796)         (1,638)
                                                       ------------    ------------    ------------
  All Other countries                                            67              48              49
                                                       ------------    ------------    ------------
TOTAL ASSETS                                                 (2,871)         (2,525)         (2,391)
                                                       ============    ============    ============



Capital expenditure by location of subsidiaries
  Switzerland                                                     1               3               8
                                                       ------------    ------------    ------------
  European Union                                                 25              27               6
                                                       ------------    ------------    ------------
  Other Europe                                                   --              --              --
                                                       ------------    ------------    ------------
  North America                                                  63              30              33
                                                       ------------    ------------    ------------
  All Other countries                                             3               3              --
                                                       ------------    ------------    ------------
TOTAL                                                            92              63              47
                                                       ============    ============    ============


NOTE 8.
OTHER OPERATING
INCOME/EXPENSE


MILL. CHF                                                   2001           2000            1999
                                                       ------------    ------------    ------------

Currency exchange differences                                    (3)             (2)             --
                                                       ------------    ------------    ------------
Sundry operating income/expense                                   4               8              (1)
                                                       ------------    ------------    ------------
Share of loss of associate earnings                              (1)             --              --
                                                       ------------    ------------    ------------
TOTAL OTHER OPERATING INCOME/EXPENSE, NET                        --               6              (1)
                                                       ============    ============    ============

Sundry operating income in 2001 and 2000 relates mainly to revenue from an OEM-Agreement entered into at the end of 1999.

-------------------------------------------------------------------------------
NOTE 9.
HIP AND KNEE
SETTLEMENT


On December 5, 2000, Sulzer Orthopedics Inc. issued a voluntary recall of certain lots of the Inter-Op acetabular shells that failed to adhere in certain cases to patients acetabulum. Sulzer Orthopedics Inc has continued to investigate the reason for the product failure, utilizing the expertise and counsel of physicians as well as internal and external scientists and engineers. The investigation initially appeared to reveal that a trace of mineral oil-based lubricant remaining on the implant after the manufacturing process was responsible for the lack of proper bonding between the implant and the bone, in some cases. More recently, Sulzer Orthopedics Inc has focused its investigation on various other contaminants on the surface of the porous coated shell. Sulzer Orthopedics Inc has implemented manufacturing and cleaning steps to ensure the problem does not recur. As of March 7, 2002, the Company and its subsidiaries have been served with a total of 1989 lawsuits in federal and state courts in the U.S. and Canada, alleging injuries as a result of Inter-Op acetabular shells manufactured and sold by Sulzer Orthopedics Inc. As of March 14, 2002, 2860 revision surgeries have been reported.

Sulzer Orthopedics Inc has informed the Food and Drug Administration of its ongoing investigation of a porous-coated tibial baseplate that was manufactured from July to December 2000. A number of adverse clinical outcomes have been reported, and as of March 7, 2002, 585 revision surgeries have been reported to Sulzer Orthopedics and the company and its subsidiaries have been served with a total of 86 lawsuits.

On June 19, 2001, the Judicial Panel on Multi-District Litigation ("MDL") ordered that all Inter-Op lawsuits filed in federal courts be consolidated for pre-trial proceedings in the U.S. District Court (N.D. Ohio) in Cleveland, Ohio. On August 29, 2001, the Court provisionally certified a class and granted preliminary approval to the parties settlement agreement and on September 17, the Court issued an order enjoining all further proceedings in other federal and state courts.

The parties have renegotiated the initial settlement agreement.

The revised settlement agreement (the "MDL Settlement Agreement") provides for the Company to contribute USD 725 million in the form of USD 425 million in cash and USD 300 million in Convertible Callable Instruments (CCI).

SulzerMedica as group has the obligation to deli-ver USD 425 million at the later of 180 days after Trial Court Approval or 60 days after the Final Judicial Approval Date. The amount is increased by an amount equal to the interest calculated at a floating LIBOR rate (one month LIBOR), starting 180 days after Trial Court Approval and compounded annually. At the later of 180 days after Trial Court Approval or 60 days after Final Judicial Approval Date, SulzerMedica has the obligation to issue the CCI. Unless earlier redeemed, 18 months after the issue date of the CCI, SulzerMedica will provide the settlement trust ADR's or shares at the conversion price in effect on the Maturity Date. The payment obligation under the CCI will be unsecured and subordinated to the Financing. Beginning with the issue date, the CCI shall accrue interest in the amount of 7.5% compounded annually. SulzerMedica has the option at any time to redeem for cash any portion of the face amount of the CCI plus unpaid interest. The partial redemption shall be in a minimum amount of USD 10 million. While the CCI is issued, SulzerMedica will not pay out any dividends and will be subject to other financing limitations.

On March 13, 2002, the Company and the Plaintiffs have signed the revised settlement agreement and the U.S. District Court in Cleveland, Ohio, has granted preliminary approval.

The patients will have the right to reject this settlement by choosing to Opt-Out. The Opt-Out period is scheduled to end on May 14, 2002. The U.S. District Court in Cleveland has scheduled a Final Fairness Hearing for May 6, 2002. SulzerMedica has the right to terminate the settlement agreement and withdraw for any reason at any time before May 21, 2002.

As integral part of the above settlement agreement SulzerMedica agreed to indemnify and hold Sulzer AG and all its direct or indirect subsidiaries harmless for any and all claims and liabilities related to the Affected Products including in particular, actions of members of the settlement class (as defined in the MDL Settlement Agreement) who exercise their right to Opt-Out of the Settlement Agreement. Sulzer releases SulzerMedica from any indemnification obligation arising out of the Pre-Existing Indemnity agreements. The indemnity is only valid and enforceable if the MDL Settlement Agreement achieves Final Judicial Approval.

Additionally, the parties also agreed, that the Company shall pay Sulzer CHF 26,682,276.67 minus USD 266,288.48 and that Sulzer shall pay Sulzer

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                        *

--------------------------------------------------------------------------------

Medica USD 8,606,835.56, in settlement of all claims out of the Spin-Off agreement and the inter-company loan. Furthermore, as condition precedent to execution of the above MDL Settlement Agreement, and in return of their payments under the MDL Settlement agreement, SulzerMedica agreed to indemnify and hold "Winterthur" Insurance company and its subsidiaries harmless from all claims and liabilities which may be brought against "Winterthur" under the Original and under the Second Year Policy, including in particular, actions of members of the settlement class (as defined in the MDL Settlement Agreement) who exercise their right to opt-out of the settlement agreement.

The company fully provided for the face amounts of the cash as well as the CCI portion of the MDL Settlement Agreement. In addition to that, the company made provisions to cover cost that are directly related to the recalled Inter-Op acetabular shells and adverse clinical outcomes of porous-coated tibial baseplates, but which are not covered in the Settlement Agreement, such as Revisions in excess of 4000, Non-US revisions, legal fees and other miscellaneous expenses etc. The total provisions related to the Settlement Reserve amounts to USD 874 million. The related tax accrual amounts to USD 240 million.

If the settlement proposal should not go through then the going concern basis of the Groups US operations is in doubt. However, management believes based on currently available information, that the Group, excluding its US operations, would be able to continue as a going concern. There are mainly three risks that need to be considered, namely opt-outs, the funding of the settlement and possible appeals. In the view of management, the risk that the settlement does not go through is primarily related to a potential high number of plaintiffs, deciding to optout, at which point the company will have to abandon the settlement agreement.

With regard to the funding of the cash amount of the settlement, the USD 425 million, the company is currently in negotiations with a number of financial institutions and management has no indications that the funding would not be possible. Also, management is confident that the shareholders will approve the settlement as proposed.

After the final fairness hearing on May 6, 2002, the plaintiffs will also have the possibility to appeal the final fairness decision of the judge. An appeal would have to be filed within 30 days of the courts decision. In the view of management, an appeal would not materially negatively impact the financial condition of the company. All payments that will have to be made by the company are subject to Final Judicial Approval.

NOTE 10. EXCEPTIONAL OPERATING ITEMS


MILL. CHF                                                         2001          2000          1999
                                                               ----------    ----------    ----------


Litigation settlement income                                           48            --            --
                                                               ----------    ----------    ----------
Impairment of intangibles                                             (91)           --          (240)
                                                               ----------    ----------    ----------
Investments in non-consolidated companies write-off                   (50)           --            --
                                                               ----------    ----------    ----------
Restructuring costs                                                  (105)           (1)          (14)
                                                               ----------    ----------    ----------
TOTAL EXCEPTIONAL OPERATING ITEMS                                    (198)           (1)         (254)
                                                               ==========    ==========    ==========

In 2001, the Company received approximately USD 28 million in connection with the settlement of a pending litigation by Sulzer Spine-Tech Inc.

Soon after the integration but especially towards year-end 2001, the stent market did not develop in line with high sales expectations. Despite restructuring measures initiated in the fourth quarter at Sulzer IntraTherapeutics Inc., the impairment test performed as of year end showed an impairment on goodwill of USD 31 million and on existing technology of USD 11 million. The value in use (based on the income approach utilizing the discounted cash flow method) was determined using a weighted discount rate of 10.3%.

As result of deterioration of cage sales and also in connection with the introduction of a competitors' product in December 2001, the impairment test at Sulzer Spine-Tech's Inc existing technology showed an amount of USD 8 million. The value in use was determined using a discount rate of 15%.

In relation to the Orthosoft Inc engagement, a minority holding, total charges of CHF 5 million are recorded. The high expectations regarding the product development were not realistic and a Canadian court order to purchase the remaining stake resulted in an additional charge of CHF 16 million. For an additional payment commitment of CHF 8 million in 2002 a provision was booked.

--------------------------------------------------------------------------------
The investment in Orquest Inc and license, crosslicense, research and distribution agreement was determined to be impaired as of year end 2001 as a result of further delays of the common research and development programs. In addition, since further benefits are unlikely to be realized, the write down related to this exposure resulted in an exceptional operating item of USD 20 million.

Sulzer Orthopedics Inc cooperated in 1999 with @Outcome in order to offer orthopedic clinics and surgical group practices a secure internet access for the communication with patients thus simplifying patient management. The market acceptance of the product but also the financial outlook resulted in a complete write down of the exposure of total USD 8 million in 2001.

In addition, various other charges exist. As a result of the change in management middle of 2001 various restructuring measures were initiated in order to improve the operational efficiencies. This resulted in exceptional operating items of CHF 33 million in various other US businesses and the group office in the US. Restructuring costs of CHF 20 million for Sulzer Biologics Inc are included in this position.

In June 1999, SulzerMedica announced the introduction of a comprehensive program to achieve a step in performance improvement and secure sustainable success in the future of the Orthopedics Division. This initiative resulted in personnel costs and inventory allowances of CHF 14 million.

Due to the developments in the spinal implant markets SulzerMedica performed an impairment test in 1999 in order to check the value of the net assets (including goodwill) of Sulzer Spine-Tech which belongs to the Orthopedics Division. The method for the test was in line with the requirements defined in IAS 36. The "value in use" (based on the income approach utilizing the discounted cash flow method) was determined using a discount rate of 10.0%. This resulted in an exceptional amortization of Sulzer Spine-Tech's goodwill of CHF 240 million.

NOTE 11. DISCONTINUING OPERATIONS

On June 3, 1998, the Group announced its intention to exit the electrophysiology business. The subsidiaries comprising this segment were sold on February 1, 1999, for USD 802 million (including cash on hand of CHF 19 million). The transactions of the discontinuing operations from January 1, 1999, to the date of sale are not considered significant and are included in the "Gain on sale of the Electrophysiology Division." The book profit of CHF 579 million realized from this transaction is provisional since negotiations with the buyer about the final sales price are not yet complete. This trans-action resulted in a tax credit of CHF 6 million. No adjustments were necessary in 2000 and 2001.

NOTE 12. FINANCIAL INCOME/EXPENSE

OTHER NON-OPERATING INCOME/EXPENSE


MILL. CHF                                                2001            2000            1999
                                                     ------------    ------------    ------------

Gain on sale of investments                                    26               4               6
                                                     ------------    ------------    ------------
Interest income                                                11              38              33
                                                     ------------    ------------    ------------
Interest expense                                               (8)             (8)            (21)
                                                     ------------    ------------    ------------
Other financial expense                                       (22)             (5)             (1)
                                                     ------------    ------------    ------------
TOTAL FINANCIAL INCOME                                          7              29              17
                                                     ============    ============    ============

In 2001 and 2000 the gain on sale of investments is a result of a partial sale of the Company's investment in Thoratec Laboratories Corp. In 1999 it relates to the divested investment in Maxxim Medical Inc. In 2001 the market value of the stake in Japan Lifeline Co. Ltd, declined significantly and the related charge of USD 5 million is included in other financial expense. In connection with the impairment test on ReGen Biologics Inc, an additional loan allowance of USD 7 million was recorded as other financial expense.

The other non-operating expenses of CHF 21 million resulted from the spin-off of Sulzer and from the defense cost for the unsuccessful hostile takeover attempt.

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                        *

--------------------------------------------------------------------------------


NOTE 13. TAXES


MILL. CHF                            2001          2000          1999
                                 ----------    ----------    ----------

Current income taxes

Switzerland                              12            18            13
                                 ----------    ----------    ----------
European Union                           10            14            15
                                 ----------    ----------    ----------
Other Europe                             --            --            --
                                 ----------    ----------    ----------
North America                            (4)           11            32
                                 ----------    ----------    ----------
All Other Countries                       7            11             6
                                 ----------    ----------    ----------
TOTAL CURRENT INCOME TAXES               25            54            66
                                 ==========    ==========    ==========
Deferred income taxes

Switzerland                              (7)           (2)           (5)
                                 ----------    ----------    ----------
European Union                            5            (1)            1
                                 ----------    ----------    ----------
Other Europe                             --            --            (1)
                                 ----------    ----------    ----------
North America                          (481)           13           (19)
                                 ----------    ----------    ----------
All Other Countries                       2            (2)           --
                                 ----------    ----------    ----------
TOTAL DEFERRED INCOME TAXES            (481)            8           (24)
                                 ==========    ==========    ==========
TOTAL INCOME TAXES                     (456)           62            42
                                 ==========    ==========    ==========
Other taxes                               2             5             4
                                 ----------    ----------    ----------
TOTAL TAXES                            (454)           67            46
                                 ==========    ==========    ==========

Current income taxes, comprising taxes paid or due on the underlying income of individual subsidiaries, are calculated according to the law applicable in the individual countries. Other taxes include taxes not directly related to income.


INCOME BEFORE TAXES/MILL. CHF                           2001          2000         1999
                                                     ----------    ----------   ----------

Switzerland                                                 (84)          105           89
                                                     ----------    ----------   ----------
European Union                                               34            40           38
                                                     ----------    ----------   ----------
Other Europe                                                  1             1            2
                                                     ----------    ----------   ----------
North America                                            (1,652)           48          382
                                                     ----------    ----------   ----------
All Other Countries                                          56            65           19
                                                     ----------    ----------   ----------
TOTAL INCOME/LOSS BEFORE TAXES                           (1,645)          259          530
                                                     ==========    ==========   ==========

Using the maximum tax rate for Winterthur, Switzerland, of 25.1% the tax benefit on 2001 consolidated loss before taxes of CHF -1,645 million amounts to CHF 413 million. The following table serves to indicate the reasons why in 2001, 2000 and 1999 the charge was below the reference amount.


MILL. CHF                                                                        2001           2000           1999
                                                                             ----------     ----------     ----------


Income/loss before taxes                                                       (1,644.8)         258.5          529.9
                                                                             ----------     ----------     ----------
Maximum tax rate (Winterthur, Switzerland)                                         25.1%          25.2%          25.3%
                                                                             ----------     ----------     ----------
Income tax benefit/expense at maximum tax rate                                   (412.8)          65.1          134.1
                                                                             ----------     ----------     ----------
Taxes at other rates                                                              (31.4)         (10.6)          (7.0)
                                                                             ----------     ----------     ----------
Effect of losses/credits and loss carry-forwards                                  (84.8)          (1.9)          (2.6)
                                                                             ----------     ----------     ----------
Permanent differences                                                              19.2           13.4           14.2
                                                                             ----------     ----------     ----------
Impact of the exceptional write-down of goodwill                                   13.3             --           60.7
                                                                             ----------     ----------     ----------
Impact of the gain on the divestiture of the Electrophysiology Division              --             --         (152.6)
                                                                             ----------     ----------     ----------
Impact of hip and knee settlement                                                 (35.4)            --             --
                                                                             ----------     ----------     ----------
Changes in tax rate and tax laws                                                   (3.5)          (1.5)          (0.9)
                                                                             ----------     ----------     ----------
Change in valuation allowance                                                      84.2            0.1           (1.0)
                                                                             ----------     ----------     ----------
Other                                                                              (4.6)          (3.1)          (2.6)
                                                                             ----------     ----------     ----------
TAX INCOME/EXPENSE (CURRENT AND DEFERRED)                                        (455.8)          61.5           42.3
                                                                             ==========     ==========     ==========

-------------------------------------------------------------------------------
The tax effect on permanent differences is mainly due to the annual amortization of goodwill which is not deductible for tax purposes.

At December 31, deferred taxes consisted of the following:


                                                        2001                       2000                         1999
MILL. CHF                                Assets      Liabilities     Assets     Liabilities      Assets     Liabilities
                                       ----------    -----------   ----------   -----------    ----------   -----------
Intangible and financial assets                10           (14)           14           (28)           15           (31)
                                       ----------    ----------    ----------    ----------    ----------    ----------
Tangible fixed assets                           3            (5)            1            (9)            2            (9)
                                       ----------    ----------    ----------    ----------    ----------    ----------
Loss carry-forwards                           245            --           154            --           166            --
                                       ----------    ----------    ----------    ----------    ----------    ----------
Inventories                                    33            (9)           16            (8)           15            (8)
                                       ----------    ----------    ----------    ----------    ----------    ----------
Other assets                                   26            (5)           19            (3)           17            (3)
                                       ----------    ----------    ----------    ----------    ----------    ----------
Eliminations of unrealized gains               46            --            40            --            36            --
                                       ----------    ----------    ----------    ----------    ----------    ----------
Long-term provisions                          411            --            27            (2)           18            (2)
                                       ----------    ----------    ----------    ----------    ----------    ----------
Short-term provisions                         113            (2)           48            (2)           55            (1)
                                       ----------    ----------    ----------    ----------    ----------    ----------
Other current liabilities                      35            --             9            --             7            --
                                       ----------    ----------    ----------    ----------    ----------    ----------
TOTAL POTENTIAL TAX EFFECT                    922           (35)          328           (52)          331           (54)
                                       ==========    ==========    ==========    ==========    ==========    ==========
Valuation allowance                          (263)           --          (154)           --          (149)           --
                                       ----------    ----------    ----------    ----------    ----------    ----------
DEFERRED TAXES                                659           (35)          174           (52)          182           (54)
                                       ==========    ==========    ==========    ==========    ==========    ==========
Set off of assets and liabilities             (16)           16           (32)           32           (35)           35
                                       ----------    ----------    ----------    ----------    ----------    ----------
DEFERRED TAXES, NET                           643           (19)          142           (20)          147           (19)
                                       ==========    ==========    ==========    ==========    ==========    ==========

The majority of the increase, from prior year, in the net deferred tax position is attributable to the Hip and Knee Settlement. The deferred taxes on eliminations of unrealized gains above primarily relate to unrealized gains from a Swiss company belonging to the Orthopedics Division.

There was no unrecognized deferred tax liability relating to undistributed earnings of subsidiaries at December 31, 2001 and 2000.

The Company has loss carry-forwards available of CHF 1,861 million as of December 31, 2001. Of this amount, CHF 1,673 million will expire between 2002 and 2008 with the remaining amount of CHF 188 million still available for use post-2008. The tax effect of these loss carry-forwards, at their respective jurisdictional statutory rate, is CHF 245 million, which when netted with the associated valuation allowance of CHF 221 million, results in an anticipated tax benefit of CHF 24 million.

NOTE 14. EARNINGS PER SHARE

The earnings per share were calculated as follows:

                                                                        2001          2000          1999
                                                                      --------      --------      --------
NET LOSS/INCOME IN MILL. CHF                                            (1,193)          190           483
                                                                       -------       -------        ------
Weighted average number of shares outstanding, in thousands              9,973         9,996         9,986
                                                                       -------       -------        ------
BASIC LOSS/INCOME PER SHARE IN CHF                                     (119.62)        19.01         48.37
                                                                       =======       =======        ======
Net loss/income in mill. CHF                                            (1,193)          190           483
                                                                       =======       =======        ======
Weighted average number of shares adjusted
for dilutive share options, in thousands                                 9,973        10,012         9,986
                                                                       -------       -------        ------
DILUTED LOSS/INCOME PER SHARE IN CHF                                   (119.62)        18.98         48.37
                                                                       =======       =======        ======

The share options outstanding are in connection with the Management Stock Option Plan. Diluted income per share is affected by share options outstanding when the average share price of the year is above the strike prices of the outstanding options.

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                        *

--------------------------------------------------------------------------------

NOTE 15. INTANGIBLE ASSETS


                                                                        2001                                  2000
MILL. CHF                                   Goodwill       Other       Total       Goodwill      Other        Total
                                           ----------   ----------   ----------   ----------   ----------   ----------
Cost

  Balance at January 1                          1,795          148        1,943        1,724          142        1,866
                                           ----------   ----------   ----------   ----------   ----------   ----------
  Changes in composition of Group                  --           53           53           --           --           --
                                           ----------   ----------   ----------   ----------   ----------   ----------
  Additions                                       339            8          347           59            5           64
                                           ----------   ----------   ----------   ----------   ----------   ----------
  Disposals                                        --           --           --           --           --           --
                                           ----------   ----------   ----------   ----------   ----------   ----------
  Currency conversion adjustment                   28            3           31           12            1           13
                                           ----------   ----------   ----------   ----------   ----------   ----------
Balance at December 31                          2,162          212        2,374        1,795          148        1,943
                                           ==========   ==========   ==========   ==========   ==========   ==========
Accumulated amortization

  Balance at January 1                          1,204           50        1,254        1,161           35        1,196
                                           ----------   ----------   ----------   ----------   ----------   ----------
  Amortization                                    111           68          179           39           15           54
                                           ----------   ----------   ----------   ----------   ----------   ----------
  Disposals                                        --           --           --           --           --           --
                                           ----------   ----------   ----------   ----------   ----------   ----------
  Currency conversion adjustment                   11           --           11            4           --            4
                                           ----------   ----------   ----------   ----------   ----------   ----------
Balance at December 31                          1,326          118        1,444        1,204           50        1,254
                                           ==========   ==========   ==========   ==========   ==========   ==========
Net book value at January 1                       591           98          689          563          107          670
                                           ==========   ==========   ==========   ==========   ==========   ==========
NET BOOK VALUE AT DECEMBER 31                     836           94          930          591           98          689
                                           ==========   ==========   ==========   ==========   ==========   ==========


The annual amortization of goodwill in 2001 includes the exceptional writedown on Sulzer IntraTherapeutics Inc goodwill as described in Note 10 of CHF 52 Mio. The total amount of impairment of goodwill in 2001, 2000 and 1999 is CHF 292 Mio. In the amortization of other intangible assets, the existing technology impairment charges are included.

In 2000 as a result of the acquisition of the stake in Tutogen Medical Inc, goodwill in the amount of CHF 57 million was capitalized.



NOTE 16. PROPERTY, PLANT AND EQUIPMENT

                                           Land and    Machinery and    Other            2001         2000
MILL. CHF                                  buildings      equipment   fixed assets      Total        Total
                                           ----------  -------------  ------------   ----------    ----------
Cost

  Balance at January 1                            115           140           307           562           534
                                           ----------    ----------    ----------    ----------    ----------
  Changes in composition of Group                  --            15            12            27            --
                                           ----------    ----------    ----------    ----------    ----------
  Additions                                         3            16            62            81            58
                                           ----------    ----------    ----------    ----------    ----------
  Disposals                                        (6)           (9)          (33)          (48)          (25)
                                           ----------    ----------    ----------    ----------    ----------
  Currency conversion adjustment                    2             3            (1)            4            (5)
                                           ----------    ----------    ----------    ----------    ----------
Balance at December 31                            114           165           347           626           562
                                           ==========    ==========    ==========    ==========    ==========
Accumulated depreciation

  Balance at January 1                             36           101           202           339           295
                                           ----------    ----------    ----------    ----------    ----------
  Changes in composition of Group                  --             8             7            15            --
                                           ----------    ----------    ----------    ----------    ----------
  Depreciation                                      6            14            49            69            62
                                           ----------    ----------    ----------    ----------    ----------
  Disposals                                        (4)           (6)          (26)          (36)          (14)
                                           ----------    ----------    ----------    ----------    ----------
  Currency conversion adjustment                   --             3            --             3            (4)
                                           ----------    ----------    ----------    ----------    ----------
Balance at December 31                             38           120           232           390           339
                                           ==========    ==========    ==========    ==========    ==========
Net book value at January 1                        79            39           105           223           239
                                           ==========    ==========    ==========    ==========    ==========
NET BOOK VALUE AT DECEMBER 31                      76            45           115           236           223
                                           ==========    ==========    ==========    ==========    ==========
Fire insurance value at December 31               155           195           421           771           625
                                           ==========    ==========    ==========    ==========    ==========


No property within SulzerMedica is recognized as an Investment property in accordance with IAS 40.

-------------------------------------------------------------------------------
Details of leased assets included in tangible fixed assets are as follows:


Mill. CHF                            2001         2000
                                 ----------   ----------

Cost capitalized                          1            2
                                 ----------   ----------
Net book value                           --            1
                                 ----------   ----------
Related lease liability                   3            1
                                 ==========   ==========


NOTE 17. INVESTMENTS AND OTHER FINANCIAL ASSETS



                                           Investments   Investments in      Other
                                                in        non-consoli-     financial         2001              2000
Mill. CHF                                   Associates   dated companies     assets          Total            Total
                                           ------------  ---------------  ------------    ------------    ------------

Balance at January 1                                  7             64              33             104              63
                                           ------------   ------------    ------------    ------------    ------------
Adoption of IAS 39                                   --             15              --              15              --
                                           ------------   ------------    ------------    ------------    ------------
Additions                                            --              1              42              43              48
                                           ------------   ------------    ------------    ------------    ------------
Disposals                                            --            (18)            (17)            (35)             (7)
                                           ------------   ------------    ------------    ------------    ------------
Fair value adjustments                               --            (54)            (12)            (66)             --
                                           ------------   ------------    ------------    ------------    ------------
Currency conversion adjustment                       --              3               1               4              --
                                           ------------   ------------    ------------    ------------    ------------
Balance at December 31                                7             11              47              65             104
                                           ============   ============    ============    ============    ============
NET BOOK VALUE

at January 1                                          7             64              33             104              63
                                           ------------   ------------    ------------    ------------    ------------
AT DECEMBER 31                                        7             11              47              65             104
                                           ============   ============    ============    ============    ============


Investments in non-consolidated companies as of December 31, 2001, include ReGen Biologics Inc, Redwood City (USA), @Outcome Inc, Austin (USA), Orquest Inc, Mountain View (USA), Orthosoft Inc, Outremont (Canada), and publicly traded securities of Thoratec Inc, Berkeley (USA), and Japan Lifeline Co. Ltd, Tokyo (Japan), held as non-current assets.

Revaluation of fair value consists of write-offs for the investments in Orquest Inc, ReGen, @Outcome, Japan Lifeline and Orthosoft Inc.

NOTE 18. INVENTORIES




                                                                              2001                                       2000
                                              Gross                           Net           Gross                         Net
Mill. CHF                                     value         Allowances       Total          value       Allowances       Total
                                           ------------   ------------    ------------  ------------   ------------   ------------
Raw materials, supplies and consumables              63             (7)             56            46             (7)            39
                                           ------------   ------------    ------------  ------------   ------------   ------------
Work in progress                                     44             (2)             42            48             (4)            44
                                           ------------   ------------    ------------  ------------   ------------   ------------
Finished products and trade merchandise             447           (134)            313           365            (59)           306
                                           ------------   ------------    ------------  ------------   ------------   ------------
TOTAL INVENTORIES                                   554           (143)            411           459            (70)           389
                                           ============   ============    ============  ============   ============   ============


Obsolescence expense was CHF 75 million, CHF 35 million, and CHF 16 million at December 31, 2001, 2000, and 1999, respectively. Write-offs of scrapped inventory against the allowance for obsolescence were CHF 3 million, CHF 4 million, and CHF 5 million at December 31, 2001, 2000, and 1999, respectively.

Cost of materials included in cost of sales was CHF 254 million, CHF 243 million, and CHF 215 million at December 31, 2001, 2000, and 1999, respectively.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements
--------------------------------------------------------------------------------

                                        *

--------------------------------------------------------------------------------

NOTE 19.
TRADE ACCOUNTS RECEIVABLE


MILL. CHF                                      2001            2000
                                           ------------    ------------
Gross trade accounts receivable                     332             301
                                           ------------    ------------
Allowance for doubtful accounts                     (24)            (14)
                                           ------------    ------------
TRADE ACCOUNTS RECEIVABLE                           308             287
                                           ============    ============

Bad debt expenses were CHF 7 million, CHF 2 million, and CHF 1 million at December 31, 2001, 2000, and 1999, respectively. Bad debt write-offs against the allowance were CHF 1 million, CHF 1 million, and CHF 3 million in 2001, 2000, and 1999, respectively.

NOTE 20.
PLEDGED ASSETS

In connection with the global settlement negotiations related to the hip and knee implant litigation all assets of the Group were pledged as of December 31, 2001. In 2002 the settlement has been revised and the pledged assets will be released.(1) In 2000 total CHF 5 million assets were pledged.


(1) Described in Note 9.


NOTE 21. SHAREHOLDERS' EQUITY

Outstanding shares with a nominal amount of CHF 30.- each as of December 31, 2001 and 2000, amount to 9,933,556 and 9,991,300, respectively.

The conditional share capital with a nominal value totaling CHF 6 million was reduced due to shares and ADS options exercised in 2001 to CHF 5,752,890, and in 2000 to CHF 5,758,860.

Amounts planned for dividend distribution by the Company's subsidiaries at December 31, 2001, 2000, and 1999 were approximately CHF 53 million, CHF 86 million and CHF 72 million, respectively.

If the shareholders' meeting approves the proposed appropriation of available earnings of December 31, 2001, no dividend will be distributed.

Due to the adoption of IAS 39 as of January 1, 2001 the following entries were recorded directly to equity:

                                                                       Retained
MILL. CHF                                                             earnings
                                                                    ------------
JANUARY 1, 2001 FAIR VALUE ADJUSTMENTS

Available-for-sale securities                                                 15
                                                                    ------------
Derivative and other financial instruments                                     3
                                                                    ------------
Deferred tax on above                                                         (6)
                                                                    ============
EFFECT OF INTRODUCING IAS 39 ON JANUARY 1, 2001                               12
                                                                    ------------
Changes in fair value:
- Available-for-sale securities                                               --
                                                                    ------------
- Cash flow hedges                                                            --
                                                                    ------------
Realized gains or losses transferred to the income statement:
                                                                    ------------
- securities sold                                                            (18)
                                                                    ------------
Impaired securities and instruments                                            4
                                                                    ------------
Deferred tax on above                                                          5
                                                                    ------------
FAIR VALUE ADJUSTMENTS AT DECEMBER 31, 2001                                    3
                                                                    ============

--------------------------------------------------------------------------------
NOTE 22.
LONG-TERM BORROWINGS


MILL. CHF                                         2001           2000
                                             ------------   ------------
Loans from third parties                               13             13
                                             ------------   ------------
Mortgage loans                                          6              5
                                             ------------   ------------
Leasing commitments                                     2              1
                                             ------------   ------------
TOTAL LONG-TERM BORROWINGS                             21             19
                                             ------------   ------------
Current portion                                         1             --
                                             ------------   ------------
TOTAL LONG-TERM BORROWINGS NON-CURRENT                 20             19
                                             ============   ============

Non-current borrowings will mature as follows:

                                   Third-party
MILL. CHF                            loans           Mortgage         Other             Total
                                 --------------   --------------   --------------   --------------
2003 - 2006                                   3               --                2                5
                                 --------------   --------------   --------------   --------------
2007 and thereafter                          10                5               --               15
                                 --------------   --------------   --------------   --------------
TOTAL LONG-TERM BORROWINGS                   13                5                2               20
                                 ==============   ==============   ==============   ==============


NOTE 23.
PROVISIONS



                                          Personnel
                                           related       Warranties,      Provision       Other          2001            2000
MILL. CHF                                 provisions   litigation risks   for taxes     provisions       Total          Total
                                         ------------  ----------------  ------------  ------------   ------------   ------------
Balance of January 1                               18               3             107            70            198            203
                                         ------------    ------------    ------------  ------------   ------------   ------------

Changes in composition
of Group                                           --              --              --             3              3             --
                                         ------------    ------------    ------------  ------------   ------------   ------------
Increase                                            1           1,563              29            44          1,637             71
                                         ------------    ------------    ------------  ------------   ------------   ------------
Unused amounts reversed                            --              --              --            --             --             (6)
                                         ------------    ------------    ------------  ------------   ------------   ------------
Utilisation                                       (15)            (84)            (27)          (15)          (141)           (71)
                                         ------------    ------------    ------------  ------------   ------------   ------------
Currency conversion adjustment                     --              (8)             --             2             (6)             1
                                         ------------    ------------    ------------  ------------   ------------   ------------
BALANCE OF DECEMBER 31                              4           1,474             109           104          1,691            198
                                         ============    ============    ============  ============   ============   ============
Short-term portion                                  1             170              31            21            223             54
                                         ------------    ------------    ------------  ------------   ------------   ------------
Long-term portion                                   3           1,304              78            83          1,468            144
                                         ------------    ------------    ------------  ------------   ------------   ------------
BALANCE OF DECEMBER 31                              4           1,474             109           104          1,691            198
                                         ============    ============    ============  ============   ============   ============

Personnel provisions are accrued to cover expenses arising primarily from grants, rewards for years of service, termination and pension benefits.

The strong increase in provisions for litigation risks of CHF 1563 million is mainly related to the hip and knee settlement of CHF 1476 million. Additional provisions were built to reflect the settlement of all claims between Sulzer and SulzerMedica relating to the Spin-Off agreement.

Furthermore, provisions have been built to reflect the restructuring actions taken in some of the US entities as well as to reflect the risks related to our activities with Orthosoft. See note 9.

"Other provisions" are mainly relating to the divestiture of the Electrophysiology Division in 1999 and to accrued stop-loss complying with insurance policies.

As a result of the divestiture of the Electrophysiology Division in 1999 the Company is involved in the procedure, as provided for in the contract, to determine the final selling price. Management believes that the recorded provisions are adequate.

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                        *

--------------------------------------------------------------------------------

NOTE 24.
SHORT-TERM BORROWINGS

MILL. CHF                                2001           2000
                                    ------------   ------------

Borrowings from third parties                 75             83
                                    ------------   ------------
Loans from related parties                    --              3
                                    ------------   ------------
TOTAL SHORT-TERM BORROWINGS                   75             86
                                    ============   ============

NOTE 25.
OTHER CURRENT AND ACCRUED LIABILITIES



MILL. CHF                                                 2001           2000
                                                     ------------   ------------

Notes payable                                                   1              1

Social security contributions                                   3              4
                                                     ------------   ------------
Assessed taxes payable                                          5              8
                                                     ------------   ------------
Commissions payable                                            14             18
                                                     ------------   ------------
Other liabilities                                              53             46
                                                     ------------   ------------
Vacation and overtime claims                                   15              8
                                                     ------------   ------------
Salaries, wages and bonuses                                    34             33
                                                     ------------   ------------
Corporate identity                                             15             --
                                                     ------------   ------------
Fair value of derivative instruments                            2             --
                                                     ------------   ------------
Other accruals                                                 52             27
                                                     ------------   ------------
TOTAL OTHER CURRENT LIABILITIES AND ACCRUALS                  194            145
                                                     ============   ============

NOTE 26. COMMITMENTS AND CONTINGENCIES

The contractual commitments for future investments in property, plant, and equipment for which the applicable financing will arise in future years at December 31, 2001, 2000, and 1999, were CHF 6 million, CHF 3 million, and CHF 1 million, respectively.

The future minimum rental commitments for operating leases as of December 31 are:



                                                                2001                                         2000
MILL. CHF                        Buildings       Other          Total         Buildings       Other          Total
                               ------------   ------------   ------------   ------------   ------------   ------------

Maturity: <1 year                         5              2              7              6              2              8
                               ------------   ------------   ------------   ------------   ------------   ------------
Maturity: 1-5 years                      11              5             16             15              3             18
                               ------------   ------------   ------------   ------------   ------------   ------------
Maturity: >5 years                       --              2              2             --             --             --
                               ------------   ------------   ------------   ------------   ------------   ------------
TOTAL RENTAL COMMITMENTS                 16              9             25             21              5             26
                               ============   ============   ============   ============   ============   ============

Employees of the Company are committed to respect local laws and regulatory guidelines in the course of their business activities. In the normal course of business, certain subsidiaries are involved in administrative and civil proceedings which could give rise to claims not covered, or only partly covered, by insurance, the effects of which on future earnings cannot be foreseen. In the opinion of management, the ultimate outcome of these situations will not have a material impact on the consolidated financial position and results of operations. The Company is party to certain other legal actions arising in the ordinary course of its business. Provisions have been recorded for such litigation risks where it is probable that the Company has incurred a loss and a reasonable estimate of such loss can be made. Because the judicial process for such cases is complex, management cannot estimate the amount of any additional losses which might be incurred in excess of the amounts provided, especially the legal cases related to the recalled Inter-Op hipshells and withdrawn tibial baseplates. See also Note 33 and 9.

-------------------------------------------------------------------------------
NOTE 27. RETIREMENT BENEFIT PLANS AND EMPLOYEE COSTS

DEFINED CONTRIBUTION PLANS

The Company has defined contribution plans which cover substantially all of its US employees and employees in other countries. The benefits of these plans relate to local customs and practices in the countries concerned. Company contributions to such plans for the years ended on December 31, 2001, 2000, and 1999, were CHF 10 million, CHF 8 million, and CHF 6 million, respectively.

DEFINED BENEFIT PLANS

Defined benefit plans covering employees of Sulzer Medica are in place in Switzerland, France, and the United Kingdom. Those in Switzerland and the United Kingdom cover employees of the Company in addition to employees of Sulzer. The assets and liabilities of these plans which relate to Company personnel have been determined based on actuarial valuations. The most recent actuarial valuations were performed on December 31, 2001.

PERSONNEL COSTS FOR DEFINED BENEFIT PLANS



MILL. CHF                                                   2001            2000
                                                        ------------    ------------

Current service costs of retirement benefit plans                (10)            (10)
                                                        ------------    ------------
Interest costs                                                    (5)             (5)
                                                        ------------    ------------
Expected return on plan assets                                     7               7
                                                        ------------    ------------
Employees contributions                                            4               4
                                                        ------------    ------------
Change in portion of overfunding not capitalized                  (2)             (1)
                                                        ------------    ------------
PERSONNEL COSTS FOR DEFINED BENEFIT PLANS                         (6)             (5)
                                                        ============    ============

The actual return on assets was a loss of CHF 7 million in 2001 and a gain of CHF 6 million in 2000.

FUNDED STATUS


MILL. CHF                                                 2001            2000
                                                     ------------    ------------

Present value of funded obligations                          (134)           (122)
                                                     ------------    ------------
Fair value of plan assets(1)                                  148             148
                                                     ------------    ------------
OVER-/UNDERFUNDING                                             14              26
                                                     ------------    ------------
Actuarial gains (-) and losses                                 10              (4)
                                                     ------------    ------------
Portion of overfunding not capitalized(2)                     (24)            (21)
                                                     ------------    ------------
OVERFUNDING REFLECTED IN THE BALANCE SHEET                     --               1
                                                     ============    ============

Long-term provision portion                                    --              --
                                                     ------------    ------------
Asset portion                                                  --               1
                                                     ------------    ------------

(1) The joint plan assets as of December 31, 2001, and 2000, include the amount of CHF 17 million and 3 million shares of SulzerMedica Ltd which is about 0.4% and 0.2% of the total plan assets.

(2) Legal requirements, particularly those of Switzerland, restrict the utilization of overfunded contributions in legally separated benefit plans. Only amounts that will potentially reduce future pension costs are capitalized in the consolidated balance sheet.

Due to the large discrepance between expected and actual return on assets the overfunding diminished and unrecognized actuarial losses resulted. Based on this development the Group did not reduce the allowance on a recognizable asset in the balance sheet.

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                        *

--------------------------------------------------------------------------------

The actuarial weighted average assumptions used were as follows:


                                      2001            2000
                                 ------------    ------------

Discount rate                             4.5%            4.5%
                                 ------------    ------------
Long-term return on assets                5.1%            5.1%
                                 ------------    ------------
Salary increases                          2.8%            2.8%
                                 ------------    ------------
Pension benefit increases                 1.3%            1.3%
                                 ------------    ------------
Employee turnover                         5.3%            4.3%
                                 ============    ============



MILL. CHF                            2001           2000           1999
                                 ------------   ------------   ------------

Employee costs
Salaries and wages                        346            286            263
                                 ------------   ------------   ------------
Fringe benefits                            72             63             53
                                 ------------   ------------   ------------
TOTAL PERSONNEL EXPENSES                  418            349            316
                                 ============   ============   ============

The increase in 2001 in personnel expenses ~mainly relates to the acquisitions Paragon Implant Company and IntraTherapeutics Inc. See note 5.

NOTE 28.
FINANCIAL INSTRUMENTS

The balance sheet values of cash, cash equivalents and current accounts receivable and payable approximate their market values. In the case of the items below, the carrying value in the balance sheet and their market values at the closing date were as follows:



                                                          2001                      2000                         1999

                                                 Carrying       Fair       Carrying        Fair          Carrying       Fair
MILL. CHF                                         value         value        value         value         value          value
                                               ----------    ----------    ----------    ----------    ----------    ----------

Investments in non-consolidated companies
and other financial assets                             58            58            97           112            63            94
                                               ----------    ----------    ----------    ----------    ----------    ----------
Long-term borrowings                                  (21)          (21)          (19)          (19)          (31)          (31)
                                               ----------    ----------    ----------    ----------    ----------    ----------


With the adoption of IAS 39 as per January 1, 2001, the carrying value corresponds to the fair value.

The fair value of investments in non-consolidated companies and other financial assets is based on quoted market prices for those of similar investments. For investments and other financial assets which have no quoted market prices, a reasonable estimate of fair value was made using available market information and appropriate valuation techniques. The fair value of long-term borrowings is based on the current rates offered to the Company for debt of similar maturities. The estimates presented above on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.


                                                           2001                                     2000
                                            Notional     Carrying        Fair        Notional     Carrying       Fair
MILL. CHF                                     value        value         value         value        value        value
                                           ----------   ----------    ----------    ----------   ----------   ----------

FOREIGN CURRENCY INSTRUMENTS
Forward exchange contracts (profit)                39            1             1           185           --            8
                                           ----------   ----------    ----------    ----------   ----------   ----------
Forward exchange contracts (- loss)               209           (2)           (2)           97           --           (2)
                                           ----------   ----------    ----------    ----------   ----------   ----------

The Group's sales are denominated in a variety of different currencies. The currency structure of costs deviates to some extent from the currency structure of sales. In order to manage the exposure to the risk of foreign exchange movements, the Group makes use of financial instruments such as forward contracts. These instruments are entered into with major international institutions and typically expire within one year.

The notional value indicates the volume of the open derivative positions at the balance sheet date. The determination of the fair value of open transactions is based, where possible, on quoted prices, or alternatively on other recognized valuation methods.

Changes in fair values resulting from currency hedging of existing assets and liabilities are recognized in financial income. These gains and losses generally correspond to changes in the hedged balance sheet items.

CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash investments, foreign currency exchange contracts, and trade accounts receivable. The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution. Financial transactions are spread over a number of financial institutions each of which has a high credit rating.

The overall credit risk relating to derivatives at December 31, 2001 and 2000, amounted to CHF 0.6 million and CHF 7.9 million, respectively. The credit risk measures the maximum exposure which would arise if the counterparties failed to meet their obligations. The outstanding financial market transactions have all been arranged with top-rated financial institutions, and there is no unreasonable concentration of risks.

Concentration of credit risks with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across many geographic areas. However, a significant proportion of trade accounts receivable is with national health care systems in several countries. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of those countries' national economies.

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                        *

--------------------------------------------------------------------------------

NOTE 29.
TRANSACTIONS WITH RELATED PARTIES

At the Annual General Meeting of Sulzer on April 19, 2001 the Shareholders approved the proposed separation of Sulzer and SulzerMedica into two fully independent quoted companies. The separation was effected on July 10, 2001, by distributing the SulzerMedica shares held by Sulzer to Sulzer's Shareholders, on the basis of two Sulzer Medica shares for each Sulzer share held as of July 9, 2001. The spin-off of practically all of the 74% shareholding in SulzerMedica increased the free float to nearly 100%. As a consequence the Company ceased to be a subsidiary of Sulzer as of July 2001. Transactions in the years before the spin-off between the Company and Sulzer and its subsidiaries are summarized below:

1. In certain countries the Company's products were distributed by companies within Sulzer's Markets and Technology Division. Transfer prices charged to Sulzer's Markets and Technology Division were equivalent to the prices charged to third-party distributors.

2. The Company entered into an Administrative Services Agreement with Sulzer Management Ltd in 1993 under which the Company pays an annual charge for the cost of certain functions such as treasury, risk management, group accounting systems and procedures, and human resources which were performed on a corporate basis by Sulzer. These costs were allocated to subsidiaries of Sulzer based on the proportion of last year's consolidated third-party sales, personnel costs, general and administrative expenses, and total assets which were attributable to the related company, as applicable, based upon the nature of the costs being allocated. The costs of this agreement are included under selling, general and administrative expense in the table on page 39.

3. The Company entered into a Name and Trademark License Agreement under which it has the right to use "Sulzer" to market medical products. The annual charge amounting to 0.2% of third-party sales is included under selling, general and administrative expense in the table on page 39.

4. Certain research and development activities were performed centrally by Sulzer Markets and Technology Ltd, a subsidiary of Sulzer. Under various cost sharing agreements, the costs of such activities were charged to the companies which benefit directly therefrom. Direct research and development costs charged to the Company are separately disclosed in the table on page 39. Exploratory research and development was allocated to subsidiaries of Sulzer based on third-party sales and the extent to which each company is considered to benefit from such activities. Exploratory research and development charges allocated to the Company are disclosed under selling, general and administrative expense on page 39.

5. The Company made use of certain premises, facilities and specific services which are put at its disposal by subsidiaries of Sulzer. Charges were allocated to the Company based either on the actual costs incurred on the Company's behalf or, in the case of rented properties, by reference to rental charges paid by third parties for similar accommodations.

6. The Company has agreed to indemnify certain suppliers for liability claims which may be made against them in connection with the incorporation of their products into SulzerMedica products. The Company's liability under three of these agreements has been guaranteed by Sulzer.

--------------------------------------------------------------------------------

7. The Company has insurance coverage for product liability under an umbrella insurance policy arranged by Sulzer for all of its subsidiaries.

Management considers that the methods used to allocate the costs referred to in the arrangements described above are reasonable. Under an umbrella agreement entered into by the Company with Sulzer during 1997, the parties have agreed that all transactions shall continue to be consistent with arm's length principles.

To effect the spin-off of SulzerMedica, the two companies have entered into a Separation Agreement which will govern certain arrangements between parties following the completion of the spin-off. Based on this Agreement the Board of Directors will present at the Annual Shareholders' Meeting on May 17, 2002 a new name for the Company to be approved by the assembly.

A listing of the members of the Board of Directors (BoD) and officers is shown on page 4 of the Annual Report; in 2001 the total remuneration of the BoD approximated CHF 1.3 million (in 2000: CHF 0.4 million). Members of the Board of Directors receive a substantial portion of their fees in stock options.

REMUNERATION BY EACH INDIVIDUAL BOARD MEMBER IN 2001:


Thousands CHF                         Cash              Options
                                 ---------------   ---------------

Gay                                           65                30
                                 ---------------   ---------------
Borgeaud                                      80                40
                                 ---------------   ---------------
Spalti                                        80                40
                                 ---------------   ---------------
Domeniconi                                    80                40
                                 ---------------   ---------------
Link                                         570               173
                                 ---------------   ---------------
Mathis                                        46                85
                                 ---------------   ---------------
TOTAL REMUNERATION                           921               408
                                 ===============   ===============


TRANSACTIONS BETWEEN THE COMPANY AND SULZER AND ITS SUBSIDIARIES AMOUNTED TO:


MILL. CHF                                        2001(1)         2000       1999
                                                 -------       -------    -------
Sales
Sulzer Medica products                                 9            19         19
                                                 -------       -------    -------
Other sales                                           --            --         --
                                                 -------       -------    -------
TOTAL SALES                                            9            19         19
                                                 =======       =======    =======
Costs
                                                 -------       -------    -------
Rent and maintenance of buildings                     (2)           (5)        (5)
                                                 -------       -------    -------
Selling, general and administrative expense           (2)           (4)        (9)
                                                 -------       -------    -------
Research and development expense                      (2)           (3)        (4)
                                                 -------       -------    -------
TOTAL COSTS                                           (6)          (12)       (18)
                                                 =======       =======    =======
Interest
                                                 -------       -------    -------
Interest expense                                      --            --         (1)
                                                 -------       -------    -------
Interest income                                        2             3         --
                                                 -------       -------    -------
TOTAL INTEREST, NET                                    2             3         (1)
                                                 =======       =======    =======

(1) Until July 10, 2001, SulzerMedica was part of the Sulzer Group.

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                        *

--------------------------------------------------------------------------------


BALANCES WITH SULZER AND ITS SUBSIDIARIES AMOUNTED TO:


MILL. CHF                          2000           1999
                              ------------   ------------

Assets
Current accounts receivable              5              6
                              ------------   ------------
Cash and cash equivalents               98              2
                              ------------   ------------
TOTAL ASSETS                           103              8
                              ============   ============

Liabilities
Short-term borrowings                    3             27
                              ------------   ------------
Current accounts payable                 4              4
                              ------------   ------------
TOTAL LIABILITIES                        7             31
                              ============   ============

NOTE 30. MANAGEMENT STOCK OPTION PLAN

In 1997, the Company adopted the SulzerMedica Stock Option Plan to provide options to management and key employees. Under this plan options were granted for a five term and were sourced from up to 200,000 shares (or 2,000,000 ADS) of authorized, but unissued registered shares of Sulzer Medica Ltd. In 2001, the Company modified this plan and introduced the SulzerMedica Long-term Stock Option Plan with a term of 10.5 years. Pursuant to the two plans the Company grants stock options at exercise prices not less than the fair market value at the date of the grant. Options are exercisable beginning one year from the date of the grant in cumulative yearly amounts of 25% of the shares under option and have a term of ten or ten and one-half years. In addition to the annual grant in April, options may be granted to new employees during the year. For grants under the 2001 plans, the Company will buy the necessary shares on the open market at its convenience.

MOVEMENTS IN THE NUMBER OF SHARES AND ADS OPTIONS OUTSTANDING ARE AS FOLLOWS:



                                2001            2000             1999
                               Options        Options          Options
                            ------------    ------------    ------------

At beginning of year             177,472         126,458          95,446
                            ------------    ------------    ------------
Granted                          233,943          74,048          69,125
                            ------------    ------------    ------------
Exercised                           (199)         (7,674)             --
                            ------------    ------------    ------------
Cancelled and expired            (66,753)        (15,360)        (38,113)
                            ============    ============    ============
AT END OF YEAR                   344,463         177,472         126,458
                            ============    ============    ============


The annual grant of shares and ADS options was made on April 18, 2001, at a price of CHF 333.00/USD 19.46 per share/ADS (April 12, 2000: CHF 376.00/USD 22.67). Due to the spin-off from the parent Sulzer Ltd in July 2001 a second grant was pronounced on August 24, 2001 at a price of CHF 111.00/USD 6.71.

Options exercised in 2001 resulted in 199 shares being issued, in 2000 in 7,674 shares, yielding aggregate proceeds of CHF 0.1 million and CHF 2.7 million, respectively.

SHARE OPTIONS OUTSTANDING AT THE END OF THE YEAR HAVE THE FOLLOWING TERMS:



                                                                               2001              2000
                    Weighted average               Weighted average
                 remaining contractual             exercise price
Grant Year          life in years                                             Options          Options
----------       ---------------------             ----------------           -------          -------

1997                     0.5                     CHF 350.00/USD 23.89           17,440          22,958
                                                                               -------         -------
1998                     1.3                     CHF 382.00/USD 24.94           24,293          31,819
                                                                               -------         -------
1999                     2.3                     CHF 300.00/USD 19.98           43,710          54,703
                                                                               -------         -------
2000                     3.3                     CHF 376.00/USD 22.70           54,119          67,992
                                                                               -------         -------
2001                     9.7                     CHF 170.00/USD 12.48          204,901              --
                                                                               -------         -------
TOTAL                                            CHF 243.00/USD 16.47          344,463         177,472
                                                                               =======         ========

NOTE 31. DIFFERENCES BETWEEN IAS AND US GAAP

The Group's consolidated financial statements are prepared in accordance with International Accounting Standards (IAS) which differ in certain material respects from accounting principles generally accepted in the United States of America (U.S. GAAP).

RECONCILIATION OF IAS NET INCOME TO U.S. GAAP NET INCOME:



MILL. CHF                                                2001            2000            1999
                                                     ------------    ------------    ------------

NET INCOME/NET LOSS UNDER IAS                              (1,193)            190             483
                                                     ============    ============   =============
Impact of in-process research
and development cost on goodwill                               11              11              10
                                                     ------------    ------------    ------------
Impact of impairment charge on intangibles                     17             (13)            240
                                                     ------------    ------------    ------------
Employee benefits                                               3               1              --
                                                     ------------    ------------    ------------
Deferred taxes                                                 --              --              --
                                                     ============    ============   =============
NET INCOME/NET LOSS UNDER U.S. GAAP                        (1,162)            189             733
                                                     ============    ============    ============


In accordance with IAS 22, the amount of "in-process research and development" included in the purchase price of acquisitions is considered a form of goodwill which the Company amortizes over a twenty-year period. U.S. GAAP requires the entire "in-process research and development" amount to be expensed in the year of acquisition. This difference reverses over the twenty-year period in which goodwill is amortized under IAS. In 2001, CHF 11 million of this difference were reversed (2000: CHF 11 million).

U.S. Statement of Financial Accounting Standards No. 121 (FAS 121) "Accounting for the impairment of long-term assets and for long-lived assets to be disposed of" provides that an impairment is evaluated based on expectations of undiscounted cash flows. This test according to U.S. GAAP determined that in 2000 and 1999 no impairment has occurred and no impairment charges were recognized. This difference reverses over the remaining seventeen-year period in which this goodwill is amortized under IAS.

U.S. Statement of Financial Accounting Standards No. 87 (FAS 87) "Employer's Accounting for pensions" does not provide for an impairment test for the overfunding of pension plans. The change of the amount of the overfunding is shown in the income statement.

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                        *

--------------------------------------------------------------------------------

The principal differences between IAS and U.S. GAAP are presented on pages 41 - 44 with explanations of certain adjustments that affect consolidated shareholders' equity as of December 31, 2001 and 2000.

RECONCILIATION OF SHAREHOLDERS' EQUITY


MILL. CHF                                                                   2001            2000
                                                                       ------------    ------------

SHAREHOLDERS' EQUITY UNDER IAS                                                  784           1,993
                                                                       ------------    ------------
Impact of in-process research & development cost on goodwill (a)               (177)           (182)
                                                                       ------------    ------------
Exceptional non-cash write-down on intangibles (b)                              241             216
                                                                       ------------    ------------
Employee benefits  (c)                                                           24              21
                                                                       ------------    ------------
Investments (d)                                                                  --              15
                                                                       ------------    ------------
Deferred tax effect of U.S. GAAP adjustment on investments                       --              (3)
                                                                       ------------    ------------
SHAREHOLDERS' EQUITY UNDER U.S. GAAP                                            872          (2,060)
                                                                       ============    ============

(a) IN-PROCESS RESEARCH & DEVELOPMENT

The application of U.S. GAAP may result in differences in the period of amortization for goodwill. As permitted by SEC rules, the Company has not attempted to quantify those differences for purposes of the reconciliation to U.S. GAAP as the amount presented complies with IAS 22. However, under U.S. GAAP the amount of "in-process research and development" is expensed in the year of acquisition as described in the Reconciliation of IAS net income to U.S. GAAP net income.

(b) INTANGIBLES

As discussed in the reconciliation of net income, the impairment charge to goodwill and existing technology was not recognized under FAS 121.

(c) EMPLOYEE BENEFITS

IAS 19 (revised 1998) "Employee benefits", effective as of January 1, 1999, limits the benefit amount of plan assets to be recognized to the realizable economic future benefit. U.S. GAAP Financial Accounting Standard No 87 (FAS 87), "Employers' Accounting for pensions," does not provide for an impairment test for the overfunding of pension plans, as such the amount of the overfunding is recognized as an asset.

(d) INVESTMENTS

The IAS cost and estimated fair value of available-for-sale securities at December 31, 2000 are as follows: In accordance with IAS 25, "Accounting for Investments," the Group has classified its market


MILL. CHF                                               2000
                                                     ----------

IAS cost investments                                         16
                                                     ----------
Gross unrealized gains marketable securities                 15
                                                     ----------
FAIR VALUE IN ACCORDANCE WITH FAS 115                        31
                                                     ==========

--------------------------------------------------------------------------------
able securities as long-term, and carries such investments at the lower of cost or market value, determined on a total aggregate portfolio basis. Reductions in the carrying value of marketable securities are charged to the consolidated income statement.

U.S. GAAP Statement of Financial Accounting Standards No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities," provides that investments in marketable securities which are classified as available for sale are reported at fair value with unrealized gains and losses excluded from earnings and included as a separate component of shareholders' equity. Accordingly, the effect of this treatment is included in the U.S. GAAP reconciliation of shareholders' equity. The marketable securities shown on page 42 represent equity securities.

With the implementation of IAS 39 as of January 1, 2001 this variance was eliminated.

(e) DEFERRED TAXES

In the consolidated financial statements, deferred tax assets and liabilities are classified as long-term and have been presented as such in the assets and liabilities sections of the balance sheet. This presentation is in accordance with IAS 12, "Income taxes." U.S. GAAP Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes," provides that deferred taxes must be separated into a current and a non-current amount based on the classification of the related asset or liability.

The presentation of deferred tax assets and liabilities in accordance with FAS 109 at December 31 would be as follows:



                                                 2001                                                2000
                                          Non-                        Non-                      Non-                      Non-
                          Current        current       Current      current     Current       current      Current       current
MILL. CHF                  assets        assets      liabilities  liabilities    assets        assets     liabilities   liabilities
                         ----------    ----------    -----------  -----------  ----------    ----------   -----------   -----------

Deferred taxes                  243           679            15           20          116           212            13           39
                         ----------    ----------    ----------   ----------   ----------    ----------   -----------   ----------
Valuation allowance             (69)         (194)           --           --          (54)         (100)           --           --
                         ----------    ----------    ----------   ----------   ----------    ----------   -----------   ----------
TOTAL DEFERRED TAXES            174           485            15           20           62           112            13           39
                         ==========    ==========    ==========   ==========   ==========    ==========   ===========   ==========


This difference relating to deferred taxes does not result in a reconciling adjustment to shareholders' equity as of December 31, 2001 and 2000, between IAS and U.S. GAAP.

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                        *

--------------------------------------------------------------------------------



(f) OPERATING INCOME BEFORE GOODWILL AMORTIZATION AND EXCEPTIONAL ITEMS

Disclosure of operating income before exceptional items and goodwill amortization is not permitted under U.S. GAAP. The exceptional items, goodwill amortization and non-operating expenses would be included in the determination of operating income under U.S. GAAP.

(g) OPERATING INCOME

Operating income under IAS also consists of the income from discontinuing operations. Under U.S. GAAP, this income from the Electrophysiology Division in 1999 would not be included in the operating income. It would be shown below the operating income as income from discontinuing operations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has recently issued several new accounting standards, including SFAS No. 141 "Business Combinations"; SFAS
No. 142 "Goodwill and other Intangible Assets"; and SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets" will be effective for periods beginning on or after January 1, 2002. The Group is currently determining the effect, if any, these new standards cause divergences from its Consolidated Financial Statements.

The Group adopted SFAS No. 141 for all business combinations after June 30, 2001. This standard requires that all business combinations be accounted for using the purchase method, and it further clarifies the criteria for recognition of intangible assets separately from goodwill. Since June 30, 2001, there have been no material business combinations.

Effective January 1, 2002, the Group will adopt SFAS No. 142 for existing goodwill and other intangibles. This standard eliminates the amortization of goodwill and intangible assets with indefinite useful lives and requires annual testing for impairment. This standard requires the assignment of assets acquired and liabilities assumed, including goodwill, to reporting units for purpose of goodwill impairment testing. Under the provisions of this standard, any impairment of goodwill will be written off and recognized as a cumulative effect of a change in accounting principle as at January 1, 2002.

Effective January 1, 2002 the Group will adopt SFAS No. 144. This standard supersedes and amends existing accounting literature related to the impairment and disposal of long-lived assets.

NOTE 32. CONVENIENCE TRANSLATION (UNAUDITED)

Solely for the convenience of the reader, the consolidated balance sheet as of December 31, 2001, has been translated into US dollars (USD) at the year-end exchange rate of 1.68 Swiss francs per USD, and the consolidated income statement has been translated at the 2001 average exchange rate of 1.69 Swiss francs per USD. The translation should not be construed as a representation that the Swiss franc amounts represent or have been or could be converted into USD at those or any other rate.


NOTE 33. SUBSEQUENT EVENTS

On March 13, 2002, the detailed proposal of the settlement with patients affected by revision of hip or knee surgery has been signed by the parties and preliminarily approved by the court. The patients will have until May 14, 2002, to decide on the opt-out. See note 9.

NOTE 34. SUBSEQUENT EVENTS UNAUDITED

     On May 13, 2002, the Company announced that it has plans to launch a program aimed at optimizing efficiency at their European Orthopedics Division. As of June 1, 2002, the Company will begin shifting staff members from Baar, Switzerland to Oberwinterthur and Zurich, Switzerland. The Company will abandon the administration facility in Baar, while the logistics unit will remain there. The optimization program envisions a reduction of some 100 positions in an initial step, followed by a further 20 positions in a second step.

     As of the close of the opt-out period on May 15, 2002, the Claims Administrator under the MDL Class Settlement Agreement had received notice from approximately 130 patients who have opted-out of the settlement. See "Item 8.A.7 Legal Proceedings" for further information.

                                 EXHIBIT INDEX

 1.      Articles*
 4.1     1997 Management Stock Option Plan of Sulzer Medica Ltd. And
         Affiliated Companies, as amended**
 4.2     Sulzer Medica 2001 Stock Option Plan, as amended(1)
 4.3 2001 Employee Stock Purchase Plan United States and Canada, as amended(2)
 4.4 Sulzer Medica 2001 Long-Term Stock Option Plan, as amended(3)
 4.5     Sulzer Medica 2002 Stock Purchase Plan United States and
         Canada, as amended(4)
 4.6 AGREEMENT AND PLAN OF MERGER dated as of January 5, 2001, among SULZER MEDICA USA HOLDING CO., a Delaware corporation
         ("Parent"), ELVER ACQUISITION CORPORATION, a Minnesota corporation and a wholly owned subsidiary of Parent ("Merger
         Sub"), and INTRATHERAPEUTICS, INC., a Minnesota corporation
         (the "Company").(5)
 4.7 ASSET PURCHASE AGREEMENT, dated as of November 1, 2000, as amended January 8, 2001, and May 23, 2001, among CORE-VENT
         CORPORATION, d/b/a Paragon Implant Company, a Nevada corporation ("Paragon"), CORE-VENT BIOENGINEERING, INC., a
         California corporation ("C-V BioEngineering"), CORE-VENT
         PARAGON BIO, a California corporation ("C-V Paragon"),
         PARAGON ADMINISTRATION, INC. , a California corporation
         ("Paragon Administration"), CORE-VENT GmbH, a corporation organized under the laws of the Federal Republic of Germany
         ("C-V GmbH"), CORE-VENT ISRAEL (1997), a PARAGON Company
         Ltd., a corporation organized under the laws of Israel ("C-V
         Israel"; and together with Paragon, C-V BioEngineering, C-V
         Paragon, Paragon Administration, C-V GmbH and C-V Israel, the "Seller"), the shareholders of Paragon identified on the signature page hereof (the "Paragon Shareholders"), the shareholders of C-V BioEngineering identified on the signature page hereof (the "C-V BioEngineering
         Shareholders"), the Niznick Family Foundation (the "Niznick
         Foundation"), a California not-for-profit corporation, DR.
         GERALD A. NIZNICK, an individual ("Dr. Niznick"; and together with the Paragon Shareholders, the C-V
         BioEngineering Shareholders and the Niznick Foundation, the
         "Shareholders"), SULZER MEDICA USA INC., a Delaware corporation ("Parent"), SULZER CALCITEK INC., a Delaware corporation ("Calcitek"), and SULZER CALCITEK GmbH, a corporation organized under the laws of the Federal Republic of Germany ("Calcitek GmbH"), GASHTAR LTD, a corporation organized under the laws of Israel ("Calcitek Israel") and SULZER DENTAL CORP, a corporation organized under the laws of Canada ("Calcitek Canada" and together with Calcitek, and Calcitek GmbH and Calcitek Israel, the "Purchaser").(6)
 4.8     Class Action Settlement Agreement among Sulzer Orthopedics
         Inc., Sulzer Medica AG, Sulzer Ltd. and Class Counsel, on
         Behalf of Class Representatives In Re Sulzer Hip Prosthesis and Knee Prosthesis Liability Litigation MDL Docket No.
         01-CV-9000 (MDL No. 1401) dated as of March 13, 2002
 4.9     Indemnification and Release Agreement by and among Sulzer
         Medica AG, Sulzer AG and XL Winterthur International
         Insurance Switzerland effective as of March 14, 2002.
 4.10    Settlement and Release Agreement dated as of May 2, 2002,
         Among the United States of America, acting through the Civil
         Division of the United States Department of Justice and on behalf of the Department of Health and Human Services and Sulzer Orthopedics Inc.
 4.11    Letter Agreement between Sulzer Orthopedics Inc. and XL
         Winterthur International Insurance Switzerland dated April
         25, 2002.
 4.12 Memorandum of Understanding among the Settling Health Plans and Sulzer Entities named therein.
10.      Consent of PricewaterhouseCoopers AG, Independent Public
         Accountants

---------------

 * Incorporated by reference to Exhibit 1 to the Company's annual report on Form 20-F for the year ended December 31, 1998, filed with the Commission on June 28, 1999.

** Incorporated by reference to Exhibit 1 to the Company's annual report on Form 20-F for the year ended December 31, 1999, filed with the Commission on June 9, 2000.

(1) Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Reg. No. 333-76282) filed with the Commission on January 4, 2002.

(2) Incorporated by Reference to Exhibit 4 to the Company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Commission on June 18, 2001.

(3) Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Reg. No. 333-76280) filed with the Commission on January 4, 2002.

(4) Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Reg. No. 333-85388) filed with the Commission on April 2, 2002.

(5) Incorporated by reference to Exhibit 5(a)(i) to the Company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Commission on June 18, 2001.

(6) Incorporated by reference to Exhibit 5(a)(ii) to the Company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Commission on June 18, 2001.