Form 20-F
period 2002-12-31
CENTERPULSE LTD
filed 2003-04-25
CIK 1041073

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 25, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 001-14654

CENTERPULSE LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of registrant's name into English)

Switzerland
Andreasstrasse 15, 8050 Zurich
(Jurisdiction of Incorporation or Organization and Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 0.1 Registered Share	New York Stock Exchange
Registered Shares, par value CHF 30 per share	New York Stock Exchange*

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

As of March 26, 2003, 11,892,518 outstanding Registered Shares, par value CHF 30 per share.

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒        No ☐.

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒        Item 18 ☐

TABLE OF CONTENTS

Introduction and Use of Certain Terms	1
Special Note Regarding Forward-Looking Statements	1
Special Note Regarding Proposed Business Combination Transaction with Smith & Nephew PLC	1
PART I	2
Item 1. Identity of Directors, Senior Management and Advisers	2
Item 2. Offer Statistics and Expected Timetable	2
Item 3. Key Information	2
3.A Selected Financial Data	2
3.B Capitalization and Indebtedness	5
3.C Reasons for the Offer and Use of Proceeds	5
3.D Risk Factors	5
Item 4. Information on the Company	10
4.A History and Development of the Company	10
4.B Business Overview	14
4.C Organizational Structure	33
4.D Property, Plants and Equipment	34
Item 5. Operating and Financial Review and Prospects	34
5.A Operating Results	34
5.B Liquidity and Capital Resources	54
5.C Research and Development, Patents and Licenses	57
5.D Trend Information	58
Item 6. Directors, Senior Management and Employees	59
6.A Directors and Senior Management	59
6.B Compensation	63
6.C Board Practices	65
6.D Employees	66
6.E Share Ownership	67
Item 7. Major Shareholders and Related Party Transactions	68
7.A Major Shareholders	68
7.B Related Party Transactions	68
7.C Interests of Experts and Counsel	68
Item 8. Financial Information	68
8.A Consolidated Statements and Other Financial Information	68
8.B Significant Changes	73
Item 9. The Offer and Listing	73
9.A Offer and Listing Details	73
9.B Plan of Distribution	74
9.C Market	74
9.D Selling Shareholders	74
9.E Dilution	74
9.F Expenses of the Issue	74
Item 10. Additional Information	74
10.A Share Capital	74
10.B Memorandum and Articles of Association	75
10.C Material Contracts	77
10.D Exchange Controls and Other Limitations Affecting Security Holders	80
10.E Taxation	80
10.F Dividends and Paying Agents	85

i

10.G Statement by Experts	85
10.H Documents on Display	85
10.I Subsidiary Information	85
Item 11. Quantitative and Qualitative Disclosure About Market Risk	86
Item 12. Description of Securities Other than Equity Securities	88
PART II	89
Item 13. Defaults, Dividend Arrearages and Delinquencies	89
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	89
14.A Material Modifications to Instruments	89
14.B Material Modification of Other Class of Securities	89
14.C Withdrawals and Substitutions	89
14.D Change of Trustee or Paying Agent	89
14.E Use of Proceeds	89
Item 15. Controls and Procedures	89
Item 16. [Reserved]	89
16.A Audit Committee Financial Expert	89
16.B Code of Ethics	89
PART III	90
Item 17. Financial Statements	90
Item 18. Financial Statements	90
Item 19. Exhibits	91
Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	97
Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	98

ii

INTRODUCTION AND USE OF CERTAIN TERMS

        Centerpulse's Consolidated Financial Statements included herein are presented in Swiss francs, prepared in accordance with International Financial Reporting Standards ("IFRS") and reconciled to generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 31 to the Consolidated Financial Statements regarding the reconciliation to U.S. GAAP.

        In this annual report, all references to (i) "CHF" or "Swiss francs" are to the currency of Switzerland and (ii) "USD" or "U.S. dollars" are to the currency of the United States. All monetary amounts in this annual report are presented in Swiss francs, except as otherwise stated herein. See Item 3.A "Key Information—Selected Financial Data" for information regarding the rates of exchange between the Swiss franc and the U.S. dollar during the most recent five years.

        In this annual report, all references to the Company's "shares" or to "Shares" means the registered shares, par value CHF 30 per share, of the Company, and all references to "ADSs" means American Depositary Shares each representing 1/10th of a share of the Company.

        Unless the context indicates otherwise, all references herein to "Centerpulse" or the "Company" are to Centerpulse Ltd. and its consolidated subsidiaries.

        The Company uses the terminology "adjusted for currency effects" or "currency adjusted" to refer to figures expressed in local currencies, thereby excluding the currency translation effect that results from converting local currencies to the Company's reporting currency, the Swiss franc. In addition, in certain sections the words, "we" and "our" refer to Centerpulse Ltd. and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This annual report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this annual report, including, without limitation, statements regarding the Company's financial condition, business strategy, markets, products and objectives of management for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in statements set forth in Item 3.D "Key Information—Risk Factors" and other statements set forth elsewhere in this annual report. All subsequent written and oral forward-looking statements attributable to the Company, or persons on its behalf, are expressly qualified in their entirety by the statements set forth in Item 3.D "Key Information—Risk Factors" and such other statements.

SPECIAL NOTE REGARDING PROPOSED BUSINESS COMBINATION TRANSACTION WITH SMITH & NEPHEW PLC

        On March 20, 2003, the Boards of Directors of Smith & Nephew plc ("Smith & Nephew") and Centerpulse announced they had agreed to a business combination transaction between the two companies. See Item 4.A "Information on the Company—History and Development of the Company—Smith & Nephew Proposed Business Combination Transaction" for further information regarding the proposed transaction.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

3.A Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Consolidated Financial Statements and accompanying Notes included herein. The audited consolidated financial statements used to create the selected consolidated financial data set forth below were prepared in accordance with IFRS, which differs in certain respect from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP, see Note 31 to the Consolidated Financial Statements.

        The following selected consolidated financial data were prepared in accordance with IFRS and, except for per share data, is in CHF million.

	For the year ended December 31,
	1998	1999	2000	2001	2002
Income Statement Data
Net sales	1,541	1,182	1,347	1,418	1,470
Cost of sales	(467)	(359)	(420)	(540)	(480)
Gross profit	1,074	823	927	878	990
Selling, general and administrative expense	(656)	(490)	(555)	(648)	(631)
Research and development expense	(151)	(98)	(108)	(130)	(94)
Other operating income/expense	10	(1)	6	—	2
Goodwill amortization	(47)	(46)	(39)	(57)	(50)
Exceptional operating items (See details in table below)	—	325	(1)	(1,674)	188
Operating Income/Loss	230	513	230	(1,631)	405
Financial income/expense	(40)	17	29	7	(28)
Other non-operating income/expense	(1)	—	—	(21)	(1)
Income/Loss before Taxes	189	530	259	(1,645)	376
Taxes	(45)	(46)	(67)	454	(37)
Net income/net loss before minority interests	144	484	192	(1,191)	339
Minority interests	(1)	(1)	(2)	(2)	(2)
Net Income/Net Loss(a)	143	483	190	(1,193)	337
Per Share Data
Income/loss per share	14.32	48.37	19.01	(119.62)	33.10
Diluted income/loss per share	14.20	48.37	18.98	(119.62)	32.82
Weighted average number of shares adjusted for dilutive share options (in thousands)	9,988	9,986	10,012	9,973	10,268
Income/loss per ADS	1.43	4.84	1.90	(11.96)	3.31
Diluted income/loss per ADS	1.42	4.84	1.90	(11.96)	3.28
Cash Flow Data
Net cash flow from operating activities	149	178	297	93	(1109)
Net cash flow from investing activities	(960)	936	(153)	(503)	313
Net cash flow from financing activities	(34)	739	(53)	(88)	766
Capital expenditures	46	47	63	92	71
Investments and acquisitions(b)	891	(979)	76	386	(386)

Balance Sheet Data
Cash and cash equivalents	158	546	633	156	199
Net working capital (current assets minus current liabilities)	329	984	1,027	435	532
Total assets(c)	2,299	2,396	2,525	2,871	2,338
Shareholders' equity(d)	1,227	1,844	1,993	784	1,270
Capital stock	300	300	300	300	356
Other Supplementary Income Data
Operating income/loss from continuing operations	156	448	163	(1,535)	176
Diluted operating income from continuing operations per share	15.62	44.86	16.28	(153.92)	17.14

(a)
Net income/net loss determined in accordance with U.S. GAAP in 2000, 2001 and 2002 was CHF 189, CHF-1,162 and CHF 303 million, respectively, as further explained in Note 31 to the Consolidated Financial Statements.

(b)
"Investments and acquisitions" includes "Acquisitions including minority investments" and "Proceeds from divestitures."

(c)
"Total assets" determined in accordance with U.S. GAAP in 2000, 2001 and 2002 were CHF 2,592, CHF 2,959 and CHF 2,400 million, respectively.

(d)
"Shareholders' equity" determined in accordance with U.S. GAAP in 2000, 2001 and 2002 was CHF 2,060, CHF 872 and CHF 1,332 million, respectively.

	For the year ended December 31,
	1998	1999	2000	2001	2002
"Exceptional operating items" set forth in the "Income Statement Data" above for the years presented include:
Hip and knee settlement	—	—	—	(1,476)	—
Impairment of intangible assets	—	(240)	—	(91)	28
Other exceptional expenses	—	(14)	(1)	(107)	(40)
Gain on sale of discontinued operations	—	579	—	—	200
Total exceptional operating items	—	325	(1)	(1,674)	188

        DIVIDENDS

        The following table sets forth the cash dividends paid during the last five financial years by the Company per share in CHF, per share in USD and per ADS in USD. Cash dividends are translated into U.S. dollars at the spot rate on the payment date. Because dividends are paid by the Company in Swiss francs, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of ADSs.

Fiscal Year	Dividend per Share in CHF	Dividend per Share in USD	Dividend per ADS in USD
1998	4.50	2.95	0.29
1999	5.00	2.87	0.29
2000	6.00	3.43	0.34
2001	—	—	—
2002	—	—	—

        EXCHANGE RATES

        The following tables set forth, for the periods indicated, certain information concerning the Swiss franc, expressed in U.S. dollars per Swiss franc and in Swiss francs per U.S. dollar. These rates may differ from the actual rates used in the preparation of the Company's financial statements and other financial information of Centerpulse appearing in this annual report. The rate in effect on March 31, 2003 was CHF 1.3514 per USD 1.00 and USD .7400 per CHF 1.00.

	High	Low	High	Low
	(USD per CHF 1.00)		(CHF per USD 1.00)
Previous Six Months
2002
October	0.68	0.66	1.51	1.48
November	0.69	0.67	1.49	1.44
December	0.72	0.68	1.48	1.38
2003
January	0.74	0.71	1.40	1.35
February	0.74	0.73	1.38	1.35
March	0.76	0.71	1.41	1.32
	Average(1)	Average(1)
	(USD per CHF 1.00)	(CHF per USD 1.00)
Five Most Recent Financial Years (financial year ended December 31)
1998	0.69	1.45
1999	0.66	1.51
2000	0.59	1.69
2001	0.59	1.69
2002	0.65	1.55

(1)
The average rates are calculated by using the average of the exchange rates on the last day of each month during the period.

3.B Capitalization and Indebtedness

        Not applicable.

3.C Reasons for the Offer and Use of Proceeds

        Not applicable.

3.D Risk Factors

        The following risk factors should be considered carefully in evaluating the Company. See also "Special Note Regarding Forward-Looking Statements" elsewhere in this annual report.

Product Liability and Litigation—General

        We develop, manufacture and sell medical devices and products which entail significant risk of product liability claims or recalls. Any design defects and manufacturing defects in products we sell could result in worsening a patient's condition, further injury or even death. The occurrence of that type of event could result in product liability claims or a recall of one or more of our products. We cannot assure you that our current product liability insurance will cover all future liabilities we might incur in connection with the development, manufacture or sale of our current and potential products. We may not continue to be able to obtain insurance on satisfactory terms or in adequate amounts. A successful claim or claims brought against us in excess of available insurance coverage could materially adversely affect us. Product liability claims or product recalls could, regardless of their outcome, have a material adverse effect on our reputation and on our ability to obtain and retain customers for our products.

Product Liability and Litigation—Recent Implant Litigation and Settlement

        In December 2000, Centerpulse Orthopedics Inc. (formerly Sulzer Orthopedics Inc.) ("Centerpulse Orthopedics"), a subsidiary of ours located in Austin, Texas, issued a voluntary recall of certain lots of Inter-Op™ acetabular shells, a component of a hip implant manufactured and sold by Centerpulse Orthopedics. In May 2001, Centerpulse Orthopedics sent a special alert to surgeons who had implanted a porous-coated tibial base plate in patients, advising them that some surgeons had reported of adverse clinical outcomes. About 25,800 affected Inter-Op™ acetabular shells, 8,800 reprocessed Inter-Op™ shells and 1,600 affected tibial base plates were implanted in patients worldwide, with about 32,100 devices implanted in the United States, 1,200 in Canada and 2,900 in other countries. Accordingly, Centerpulse Orthopedics and we faced legal challenges worldwide to resolve cases and claims in connection with the recall and the special alert, with the main litigation procedures taking place in the United States and Canada (collectively, the "Implant Litigation").

        Litigation in the United States.    In the United States, lawsuits were filed in both state and federal courts against Centerpulse Orthopedics, alleging defective design, marketing and manufacture of its Inter-Op™ shell and tibial base plate. We negotiated and entered into a Class Action Settlement Agreement (the "Settlement Agreement") that received final court approval on May 8, 2002, which resolved all claims related to the affected products. The Settlement Agreement established a Settlement Trust (the "Settlement Trust") in order to pay claims according to the terms of the Settlement Agreement. The Settlement Trust was funded with about USD 1.1 billion, of which Centerpulse contributed USD 725 million in cash on November 4, 2002. Centerpulse's insurers and Sulzer AG, our former parent company, funded the balance.

        The class plaintiffs who opted out of the Settlement Agreement may still bring claims against us. If any opt-out action results in a successful claim, particularly if there is a judgment awarding punitive damages, our exposure could be significant, and it may become more difficult to reach acceptable settlement agreements with other opt-out claimants afterwards. As of April 11, 2003, of the original 136 persons who opted out of the Settlement Agreement, 36 patients implanted with an affected product remain unresolved, of which one is known to have undergone revision surgery, and the highest claimant compensation category under the Settlement Agreement, 31 have not undergone revision surgery; and we do not know the status of four.

        Under the Settlement Agreement, we agreed to fund 50% of the cost of providing benefits for each validated claim for revision surgery benefits over 4,000 and 100% of the cost of providing benefits for each validated claim for reprocessed Inter-Op™ shell revision surgery benefits over 64. As of April 11, 2003, the claims administrator for the Settlement Trust had received 4,362 claim forms related to hip implants and tibial base plates and 150 claim forms for reprocessed hip implants. The claims administrator has determined that for these classes of claims, 3,795 and 119, respectively, are likely to be valid. We do not now know how many more claims will be made or whether the remaining and future claims are valid, and of most, how many will qualify for settlement. Claims processing will continue throughout 2003, 2004 and 2005.

        In addition, in the event that the $60 million Subrogation and Uninsured Expenses Sub-Fund is depleted, the Settlement Agreement provides that the Settlement Trust can apply to Centerpulse for additional funding.

        Litigation in Canada.    In Canada, some 780 patients were implanted with a recalled Inter-Op™ shell and 453 reprocessed shells were sold in Canada, all of which were sold in Quebec and all plaintiffs are believed to be residents of Quebec. The total number of cases of revision surgery is believed to be approximately 110. In May 2002, Centerpulse Orthopedics agreed to a class action settlement in a lawsuit pending in Quebec Superior Court. The Quebec court granted final approval of the class action settlement on March 28, 2003. The settlement calls for us to pay USD 1,000 to each class member who has not undergone a revision surgery, USD 75,000 to each class member who has undergone a single revision of an affected product, USD 100,000 to each class member who has undergone two revisions of an affected product and USD 150,000 to each class member who has undergone three or more revisions of an affected product or who experienced any of several specified complications. Following final approval of the settlement, class members have 30 days during which to opt out of the class if they so choose. Before the class settlement was approved, Centerpulse Orthopedics concluded individual settlements with 70 patients, representing what we believe is the majority of Canadian patients whose recalled Inter-Op™ shell required revision surgery.

        Status Outside the U.S. and Canada.    Outside the United States and Canada, approxmately 140 affected product recipients in Australia, Austria, Belgium, France, Germany, Italy, Japan, Korea, Sweden and Switzerland had to undergo revision surgery. In some instances the patients who received affected hip or knee implants have brought claims against us. Several of these claims have already been settled.

Marketing Impact of Implant Litigation

        Our success in marketing and selling our products will depend in part on us maintaining good relationships with our sales force and physician and hospital customers following the Implant Litigation, the related settlements and subsequent developments.

Senior Credit Facility

        In order to finance our obligations related to the Implant Litigation, Centerpulse Orthopedics and we entered into the Senior Credit Facility described in Item 10.C "Additional Information—Material Contracts" (the "Senior Credit Facility"). The provisions of the Senior Credit Facility contain a range of restrictions, covenants and events of default. While we expect to be able to comply with these covenants and other terms of the credit facility, these provisions could limit our ability to respond to market conditions and take advantage of business opportunities. Our obligations under the Senior Credit Facility may limit our ability to obtain additional financing for future working capital, capital expenditures or other corporate activities, increase our vulnerability to interest rate fluctuations, require us to dedicate a significant portion of our cash flows from operations to satisfy our debt obligations and place us at a competitive disadvantage compared to our competitors.

        A default is triggered under the Senior Credit Facility if we experience a change of control. In basic terms, a change of control is defined as (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any person or group of equity interests representing more than 35% of either the aggregate ordinary voting power or the aggregate equity value represented by our issued and outstanding equity interests and/or (b) the occupation of a majority of the seats on our Board of Directors by persons who were neither nominated by our Board of Directors nor appointed by directors so nominated. The business combination transaction with Smith & Nephew is expected to trigger this default, which gives the lenders wide-ranging rights to demand repayment of the loans outstanding and to enforce their security over our assets and the assets of the majority of the assets of the group unless the loans are promptly repaid.

        The proposed acquisition of Centerpulse by Smith & Nephew, if successful, would trigger a default under the Senior Credit Facility, providing the lenders with wide-ranging rights to demand repayment of the amount outstanding and to enforce security interests taken over our assets. As of March 31, 2003, approximately USD 250 million was outstanding under the Senior Credit Facility. In connection with the announcement of the proposed business combination with Centerpulse, Smith & Nephew stated that it intends to enter into a new credit facility to refinance, among other things, this existing debt of Centerpulse's in the event that the proposed business combination is successful.

Competition

        The medical device industry is highly competitive and characterized by innovation, technological change and advancement. We currently compete with a number of companies. We may not be able to continue to develop successful new products or enhance existing products, to obtain required regulatory approvals for these products, to market these products in a commercially viable manner or to gain market acceptance for our products. Our success will depend to a substantial degree on our ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards.

Dependence on Patents, Proprietary Rights, Licenses and Proprietary Know-How

        Our future success in the medical device industry depends in large part on our proprietary technology, technical know-how and other intellectual property. The loss or the inability to acquire licenses or other rights relating to one or more of our products or to current or future technologies could prevent us from manufacturing and selling certain of our products. We own numerous patents and have numerous patent applications pending. Pending patent applications may not result in issued patents. In addition, patents issued to or licensed by us may be challenged or circumvented by competitors and such patents may be found to be invalid or insufficiently broad to protect our technology or to provide us with any competitive advantage.

Patent Litigation

        We and many of our competitors compete in medical product segments that are particularly crowded with patents. Companies operating in these segments are extremely aggressive in asserting patent protection and alleging patent infringement by others for both offensive and defensive purposes. We and our products may become subject to patent infringement claims or litigation brought by competitors or others or to interference proceedings declared by the United States Patent and Trademark Office (the "USPTO") to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are both costly and time consuming. An adverse determination in litigation or interference proceedings to which we are or may become a party could subject us to significant liabilities to third parties, require disputed rights to be licensed from a third party for royalties that may be substantial or require us to stop using the technology.

Centerpulse May Fail to Develop Successful New Products

        The medical device industry is characterized by innovation, technological change and advancement. Centerpulse's present or future products could be rendered obsolete or uneconomical by technological advances by one or more of our present or future competitors or by discoveries of other therapies, including biological therapies. To be successful and competitive, we must continue to develop and acquire new products. We may not be able to continue to develop or obtain licenses for successful new products or to enhance existing products, obtain required regulatory approvals for those products, merchandize the products in a commercially viable manner or gain market acceptance for the products. Our success substantially depends on our ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards.

        Innovations generally require a substantial investment in research and development ("R&D") before we can determine their commercial viability, and we may not have the financial resources necessary to fund this investment. Furthermore, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce revenue in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

Regulatory Matters

        Our medical devices are subject to regulation by numerous government agencies, including the United States Food and Drug Administration (the "FDA") and comparable foreign agencies. To varying degrees, each of these agencies requires us to comply with laws and regulations that govern the development, testing, manufacturing, labeling, marketing and distribution of our medical devices.

        Authorization to commercially distribute a new medical device in the U.S. is generally received in one of two ways. The first, known as the 510(k) process, requires the manufacturer to demonstrate that the new medical device is substantially equivalent to a medical device first marketed before May 1976. In this process, the manufacturer must submit data that supports the equivalence claim. If human clinical data is required, it must be gathered in compliance with FDA investigational device regulations. The manufacturer must receive an order from the FDA finding substantial equivalence before it can commercially distribute the new medical device. Modifications to approved medical devices can usually be made without compliance with the 510(k) process if the changes do not significantly affect safety or effectiveness.

        The second, more rigorous process is known as pre-market approval ("PMA"), and requires the manufacturer to demonstrate independently that the new medical device is safe and effective. It does this by collecting human clinical data for the medical device. The FDA will authorize commercial release if it determines that there is reasonable assurance that the medical device is safe and effective. This process is generally much more time consuming and expensive than the 510(k) process.

        Both before and after a product is commercially released, we have ongoing responsibilities under FDA regulations. The FDA reviews design and manufacturing practices, labeling and recordkeeping for medical devices, and manufacturers' required reports of adverse experience and other information to identify potential problems with marketed medical devices. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the FDA could ban the medical devices, detain or seize adulterated or misbranded medical devices, order repair, replacement or refund of the devices, and require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA may also enjoin and restrain certain violations of applicable law pertaining to medical devices, or initiate action for criminal prosecution of such violations. The FDA also administers certain controls over the export of medical devices manufactured in U.S to international markets.

        Each foreign country where we export medical devices also subjects the medical devices to their own regulatory requirements. Frequently, we obtain regulatory approval for medical devices in foreign countries first because their regulatory approval is faster or simpler than that of the FDA. However, as a general matter, foreign regulatory requirements are becoming increasingly stringent. In the European

Union, a single regulatory approval process has been created, and approval is represented by the CE Mark.

        Our future success depends in large measure on our ability to maintain existing regulatory approvals for our medical devices and on our ability to obtain regulatory approvals for medical devices currently under development and developed in the future. If the laws and regulations governing the use and approval of medical devices change, we could be forced to cease manufacturing or distributing one or more medical devices. The process of obtaining approval to distribute medical products is costly and time consuming in virtually all of the major markets where we sell medical devices. We cannot assure you that any new medical devices currently being developed will be approved in a timely or cost-effective manner.

Uncertainty Regarding Pricing and Third-Party Reimbursement

        Government and private-sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies and managed care arrangements, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical devices. Government programs, including U.S. Medicare and Medicaid, private healthcare insurance and managed care plans have attempted to control costs by limiting the amount of reimbursement they will pay for particular procedures or treatments. This has created an increasing level of price sensitivity among customers for our products. Some third-party payers must also approve coverage for new or innovative devices or therapies before they will reimburse healthcare providers using the medical devices or therapies. Even though a new medical device may have been cleared for commercial distribution, we may find limited demand for the device until reimbursement approval has been obtained from governmental and private third-party payers. Uncertainty as to the nature of any future legislation or changes makes it difficult to predict the potential impact of these cost-containment trends on our future operating results.

Currency Fluctuations

        Due to significant international operations, our financial statements, which are presented in Swiss francs, are impacted by foreign exchange fluctuations. Changes in exchange rates between the Swiss franc and the other main operating currencies (U.S. dollar, euro, British pound and Japanese yen) can result in increases or decreases in our costs and earnings. Fluctuations in exchange rates between the Swiss franc and other currencies may also affect the book value of our assets outside Switzerland and the amount of our shareholders' equity.

Item 4. Information on the Company

4.A History and Development of the Company

INCORPORATION, COMPANY NAME AND REGISTERED OFFICE

        Centerpulse is a company incorporated with limited liability under the laws of Switzerland and registered in the Commercial Register of the Canton of Zurich, Switzerland. It was first registered in 1968 under the name Allo Pro AG, which was subsequently changed on several occasions, including, most recently, on May 17, 2002, from Sulzer Medica AG to Centerpulse AG (or, in English, Centerpulse Ltd.). Under its Articles of Incorporation, Centerpulse has three legal names, each of which represents the same legal entity: Centerpulse AG, Centerpulse Ltd. and Centerpulse Inc.

        The Company's registered office and principal business office are presently located at Andreasstrasse 15, 8050 Zurich, Switzerland, and its main telephone number is +41 1 306 9696.

HISTORY

        Centerpulse has been a leading technological innovator in the medical products field for several decades. Its European orthopedics companies helped pioneer the development of reconstructive devices in the European orthopedics industry. In the early 1960s, a group of engineers performing research work in the laboratories of Sulzer AG (the Company's former parent company) discovered a biocompatible alloy. This group met with leading Swiss orthopedic surgeons who were seeking a suitable material for hip implants and an industrial partner who would produce those implants according to the surgeons' designs. As a consequence, Sulzer AG entered the medical products field in 1963 and over the next 25 years became a major producer of implants in Europe.

        In 1988, Sulzer AG acquired the two major distributors of Sulzer hip and knee implants, the Company (then named "Allo Pro AG"), and Protek AG. In 1991, Sulzer AG established Sulzer Medizinaltechnik AG as part of the reorganization of the Sulzer group. In April 1996, the Company, Sulzer Medizinaltechnik AG and Protek AG merged. The Company, the surviving entity in the merger, was renamed Sulzer Orthopedics Ltd. The Company's name was later changed to Sulzer Medica AG and, in May 2002, was changed again to Centerpulse Ltd.

        The Company concluded a public offering of its shares and ADSs in July 1997. Following the initial public offering, Sulzer AG retained ownership of approximately 74% of the Company's shares. In July 2001, Sulzer AG concluded a spin-off of the Company pursuant to which each Sulzer AG shareholder received two shares of the Company for each Sulzer AG share held. Following the spin-off, Sulzer AG owned less than 5% of the total outstanding shares of the Company. In connection with the settlement of the Implant Litigation, in 2002, Sulzer AG disposed of all of its remaining shares in the Company.

        Centerpulse established a U.S. presence in orthopedics and broadened its presence in the medical products field to include cardiovascular products through its 1988 acquisition of Intermedics Inc. and its operating companies, Carbomedics Inc., Calcitek Inc. and Intermedics Orthopedics Inc. Centerpulse's cardiovascular operations were further diversified with the 1990 acquisition of Vascutek Ltd., a U.K. designer, manufacturer and marketer of vascular grafts; the 1996 acquisition of Osypka GmbH, a German company that focused on ablation catheters; and the 2001 acquisition of IntraTherapeutics Inc., a manufacturer and marketer of peripheral stents.

        In January 1998, Centerpulse entered the spinal implant product field with its acquisition of Spine-Tech Inc., a designer and marketer of spinal implants.

        In January 2001, Centerpulse established its dental implant business through its acquisition of Core-Vent Corporation, d/b/a Paragon Implant Co. ("Paragon"), a manufacturer and distributor of dental implants, and the combination of that business with Sulzer Calcitek Inc. ("Sulzer Calcitek"), a company acquired in 1988.

        In May 2002, the Company entered into the Settlement Agreement regarding the Implant Litigation.

        In October 2002, Centerpulse and Centerpulse Orthopedics entered into the Senior Credit Facility with a syndicate of bank lenders pursuant to which the Company borrowed an original principal amount of USD 635 million that as of December 31, 2002, was paid down to USD 331 million.

        In October 2002, the Company completed an underwritten rights offering pursuant to which it issued 1,822,408 new shares and received proceeds of approximately CHF 255 million. The Company used the net proceeds of the offering to pay amounts owed to the Settlement Trust pursuant to the Settlement Agreement.

        In June 2002, the Company announced its intention to focus on the orthopedics, spinal and dental markets and exit the cardiovascular markets. In connection therewith, in November 2002, Centerpulse divested its vascular business companies, IntraTherapeutics Inc. and Vascutek Ltd., and, in January 2003, the Company divested Carbomedics Inc. The Company used the net proceeds from the divestitures to pay down amounts borrowed under the Senior Credit Facility.

        Since completing the divestiture of its cardiovascular businesses in January 2003, Centerpulse focuses its operations on its orthopedics, spinal devices and dental implants businesses.

SMITH & NEPHEW PROPOSED BUSINESS COMBINATION TRANSACTION

        On March 20, 2003, the Boards of Directors of Smith & Nephew and Centerpulse announced that they had agreed to a business combination transaction between the two companies (the "Transaction") by entering into a combination agreement on the same date. Smith & Nephew, Centerpulse and Smith & Nephew Group plc (a new holding company of Smith & Nephew to be formed for the purposes of the Transaction) ("Smith & Nephew Group Holding") were parties to the combination agreement.

        The Transaction is proposed to be effected by Smith & Nephew Group Holding through exchange offers by it for each of Centerpulse and InCentive Capital AG ("Incentive Capital"), a shareholder of the Company that holds, or has the right to hold, approximately 19% of the issued shares of Centerpulse.

        Pursuant to the combination agreement, it is contemplated that Smith & Nephew shareholders will exchange their Smith & Nephew shares for shares in Smith & Nephew Group Holding, on a one-for-one basis, by means of a court-approved reorganization.

        It is further contemplated in the combination agreement that Smith & Nephew Group Holding will offer 25.15 new Smith & Nephew Group Holding shares and CHF 73.42 in respect of each Centerpulse share so that Centerpulse and InCentive Capital shareholders will collectively own 24% of the combined group. Centerpulse and InCentive Capital shareholders (the latter in respect of Incentive Capital's holding in Centerpulse) would also be offered a collective mix and match facility whereby they may elect to receive more or less cash to the extent that other Centerpulse or InCentive Capital shareholders have elected to receive more or fewer new Smith & Nephew Group Holding shares.

        The Centerpulse exchange offer has been unanimously recommended by the Centerpulse Board of Directors.

        The Centerpulse exchange offer is conditioned upon, among other things, the approval of Smith & Nephew's shareholders, regulatory clearances, court approval of the Smith & Nephew holding company reorganization and the effectiveness of the reorganization.

        In addition to the consideration to be paid in the exchange offer and the conditions to the exchange offer described above, the combination agreement regulates certain aspects of the combination of Smith & Nephew and Centerpulse, including, but not limited to, the following:

  •
  Smith & Nephew and Smith & Nephew Group Holding agreed:

  •
  to ensure representation of Centerpulse by two persons on the Smith & Nephew Group Holding board of directors, it being understood that Dr. Max Link will join the board as a non-executive Vice Chairman and René Braginsky as a non-executive director after completion of the exchange offer;

  •
  that they intend the Winterthur, Switzerland facility of Centerpulse to be an important center of Smith & Nephew Group Holding for a number of years;

  •
  to use their respective reasonable endeavors to offer senior operating management of Centerpulse suitable posts in Smith & Nephew Group Holding; and

    •
    to use reasonable best efforts to procure that the shares of Smith & Nephew Group Holding obtain a secondary listing on the SWX Swiss Exchange.

  •
  The combination agreement contains certain non-solicitation undertakings from Centerpulse in relation to any transaction for the acquisition of Centerpulse.

  •
  Each of Centerpulse and Smith & Nephew agreed to conduct business in the ordinary and usual course consistent with past practice and to use reasonable efforts to retain officers and employees and maintain existing business relationships during the offer period.

  •
  The combination agreement provides that the holders of Centerpulse's outstanding stock options will receive stock options relating to Smith & Nephew Group Holding shares, at an exchange ratio equal to stock options exercisable for 34 Smith & Nephew Group Holding shares for each Centerpulse share for which outstanding Centerpulse stock options are exercisable, vesting 30 days after completion of the exchange offer, with an exercise period of 18 months.

  •
  The combination agreement may be terminated by Centerpulse if it receives an offer which the Centerpulse Board of Directors, having granted Smith & Nephew or Smith & Nephew Group Holding shares the opportunity to increase the exchange offer, believes in good faith to be more favorable to the Centerpulse shareholders than the exchange offer.

  •
  Smith & Nephew agreed to pay Centerpulse, and Centerpulse agreed to pay Smith & Nephew, as the case may be, a fixed compensation sum of CHF 20 million upon certain occurrences.

        The Transaction is expected to be completed at the end of July 2003.

4.B Business Overview

GENERAL AND SUMMARY

        Centerpulse, formerly Sulzer Medica, is one of the world's leading medical technology groups, serving the reconstructive orthopedic device, spinal device and dental implant markets on a global basis. Centerpulse is headquartered in Zurich, Switzerland and as of December 31, 2002, had approximately 3,400 employees, of whom approximately 2,800 were employed in continuing operations.

        Our continuing operations are organized into three divisions: the Orthopedics Division, the Spine-Tech Division and the Dental Division. We used to operate a Cardiovascular Division but as of January 2003, we had completely discontinued the operations of the division and successfully divested all of our companies in this division.

        In 2002, the Orthopedics Division, the Spine-Tech Division, the Dental Division and the discontinued Cardiovascular Division accounted for 63%, 12%, 9% and 16% of our total net sales, respectively. As for continuing operations in 2002, the Orthopedics Division, the Spine-Tech Division and the Dental Division accounted for 74%, 15% and 11% of our total 2002 net sales, respectively.

        Centerpulse currently sells its products in 80 countries. In 2002, 46% of Centerpulse's net sales were generated in Europe, 43% in North America, which is comprised primarily of the United States, but also includes Canada, and 11% in the rest of the world, which includes Latin America, Asia and countries outside North America and Europe. The continuing operations generated 47% of net sales in Europe, 43% in North America and 10% in the rest of the world.

        Before the Cardiovascular Division was divested, we had seven production facilities in Switzerland, the United States, France and Canada. Our continuing operations use five productions facilities in Switzerland, the United States and France.

        Centerpulse's largest division in terms of net sales is the Orthopedics Division, which includes the hip and knee implant business. Hip and knee device net sales generated 93% of the Orthopedics Division's net sales in 2002. The Spine-Tech Division offers various spinal implant systems primarily in the U.S. market. The Dental Division offers a wide range of products and primarily serves the U.S. market.

        Until mid-2002, Centerpulse also operated a Biologics Division focused on the development of biologics products. The Biologics Division carried out R&D programs in the areas of bone and tissue regeneration, as well as other areas with potential application to medical device innovation. These development activities were aimed at developing products and therapies primarily marketed by Centerpulse's other divisions. In order to translate the contribution of the Biologics Division to particular product lines and to better develop practical applications using biologically oriented devices, Centerpulse integrated the Biologics Division into its other divisions and has ceased treating it as a separate division. Our biologics product development operations are accounted for within Centerpulse's other divisions as general R&D activities.

        See Note 7 to the Consolidated Financial Statements for information regarding our net sales during the fiscal years ended December 31, 2000, 2001 and 2002, attributable to our divisions and to the geographic areas in which we market our products.

        For additional information on the geographic market information of the Company for the past three financial years, see "Item 5. Operating and Financial Review and Prospects."

ORTHOPEDICS DIVISION

Business Overview

        Centerpulse is one of the world's leading designers, manufacturers and distributors of reconstructive devices in the joint and fracture care markets for replacing joints that have deteriorated as a result of disease or injury. Centerpulse's Orthopedics Division had 1,931 employees at the end of 2002, and its products are manufactured in three facilities in Switzerland, the United States and France.

        The Company's products are used primarily by orthopedic surgeons to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, trauma and sports-related injuries. Centerpulse's product offerings focus on reconstructive devices for hips and knees, the largest segment of the orthopedics market. The product portfolio is supplemented with orthopedic implant systems for shoulders, elbows, wrists and ligaments and accompanying surgical instruments, as well as a computer-assisted navigation system for surgeries.

        The Orthopedics Division had total sales of CHF 923 million (63% of total group sales and 74% of total sales of continuing operations) in 2002. From 1999 through 2002, the net sales of the Orthopedics Division increased at a compound average annual rate of approximately 9% in local currencies and from 2001 to 2002 increased by approximately 14% in local currencies. In 2002, Centerpulse's net sales of hip implant products accounted for approximately 54% of the total net sales of the Orthopedics Division, and Centerpulse's net sales of knee implant products grew from approximately 34% in 1999 to 39% in 2002 of the total net sales of that division. Over the last three years, European net sales of the Orthopedics Division fell from approximately 62% to 59% of total net division sales, and North American net sales grew from approximately 29% to 31% of the division sales.

        Centerpulse's Orthopedics Division designs, manufactures and markets its products through two principal operating companies. Sulzer Orthopedics Ltd. is headquartered in Winterthur, Switzerland, and offers a wide range of advanced orthopedic implants including hips, knees, elbows, shoulders, other small joints, trauma, sports medicine and biomaterials, as well as related surgical instruments. Sulzer Orthopedics Inc. is headquartered in Austin, Texas, and markets implant systems for hips, knees and shoulders.

        Each of the operating companies that make up the Orthopedics Division has its own president and management team. This enables each company to better focus on the needs of its customers in its respective market or markets and provides what Centerpulse believes is a valuable "home court" presence in both regions. As a result, Centerpulse is able to select from the combined portfolios of both European and American products to determine which products are best suited for each geographic market in which Centerpulse conducts its business. A global network of subsidiaries and agents is shared between the two operating companies. These specialized marketing organizations provide local customers with scientific and technical information and support, as well as high-quality support services in their respective countries.

Market Overview

        General.    The reconstructive device industry is divided into a wide range of categories, including reconstructive orthopedic implants for joint replacement, trauma products, arthroscopy and sports medicine products, soft goods, bone cement and related products and instruments. The total joint replacement market is considered to be relatively mature and by far the largest market segment within the orthopedics market. Independent industry sources indicate that the worldwide market for joint reconstructive device sales was approximately USD 5.6 billion in 2002, of which approximately USD 2.9 billion was attributable to the U.S. market, and of which approximately USD 1.4 billion and USD 1.3 billion were attributable to the European market and the rest of the world, respectively.

        The primary reconstructive joints are the hip and knee (with 2002 worldwide sales of approximately USD 5.4 billion and accounting for approximately 97% of the global reconstructive device market in that year), and other peripheral joints such as the shoulder and the elbow (with 2002 worldwide sales of approximately USD 160 million). The European, U.S. and rest of the world joint care markets grew by approximately 10%, 16% and 10%, respectively, from 2001 to 2002 in terms of sales and the Company expects these markets to grow by approximately 3% to 4%, 12% and 6% to 7%, respectively, per year between 2002 and 2006.

        Market Drivers.    Despite the pressure on prices and volumes over the last few years as a result of cost-control efforts in the established markets of the United States, Europe and Japan, the Company expects that growth in these markets will continue as a result of a number of factors. These include improvements in implant technology, increased use of implants in younger patients and an increasingly athletic and physically active population that has subjected its joints to greater wear. Also, the 65 and older population will continue to grow, both in absolute terms and as a percentage of the population in the United States, Japan, Germany and other developed countries through 2020. The continued aging of the population will increase the number of individuals whose joints may require medical intervention. In addition, some of the earlier generations of hip and knee implants have begun to reach the end of their useful lives, resulting in an increased demand for hip and knee revision surgeries.

        Increased consumer awareness, driven largely by increased access to medical information through the Internet, has led patients to take a more active role in respect of possible treatment methods, including product choice. Such patients are frequently willing to pay more for higher-quality care. In emerging market countries, the orthopedic devices market is expected to grow at a higher rate than in the established markets for the foreseeable future. This is due to an increased ability to afford orthopedic treatment as private wealth increases in those markets.

        Growth opportunities may result from the development of new technologies and could allow for strategic entry into certain geographic markets. The Company expects that new product developments, resulting from the increased use of biologics, will also expand the market for orthopedic devices by allowing for earlier intervention using techniques less severe than full joint implants. In addition, the Company believes that the growing interest in minimally invasive surgery will facilitate orthopedic market expansion.

        Customers.    The main purchasers of reconstructive devices are hospitals and clinics. Within the United States, the major third-party payors of hospital services, Medicare, Medicaid and private healthcare insurers, have substantially revised their payment methodologies to contain rising healthcare costs. In response, healthcare providers have attempted to control costs by authorizing fewer elective surgical procedures, requiring the use of more cost-effective procedures and products, instituting review committees to oversee buying decisions and pressuring product manufacturers to lower prices. As a consequence, although orthopedic surgeons continue to have the ultimate decision-making power with respect to which orthopedic products and supplies to use, hospital administrators, material management personnel, purchasing agents and review committees also influence the purchasing decision.

        The Company believes that the current managed care environment requires that producers of medical products also provide value, rather than merely the lowest-priced goods. As a result, large-scale buyers are increasingly insisting on being provided with clinical outcome data in addition to cost efficiency.

        In Europe and Japan, somewhat more-pronounced price control pressures exist as a result of efforts by governments and other payors interested in limiting overall healthcare costs. These government policies vary by jurisdiction. Typically, however, they include such features as fixed pricing of products, fixed annual budgets for hospitals, fixed reimbursement based on diagnosis, a limited number of approved products for each medical condition and other similar practices. Hospitals have also gained increased purchasing power, especially when they are associated with buying groups. While surgeons continue to be the ultimate decision-maker when purchasing products, they are subject to the same sorts of pressure as their U.S. counterparts.

Principal Products

        Introduction.    Centerpulse's reconstructive devices currently focus on implants, particularly for hips and knees and, to a lesser extent, small joints. When patients suffer from the painful and eventually debilitating symptoms associated with orthopedic joint problems, Centerpulse's reconstructive orthopedic implants typically improve their quality of life significantly. Historically, orthopedic products were intended for the treatment of injuries. As a result of developments that began in the late 1950s and early 1960s, products and procedures were also developed for the treatment of joint diseases such as arthritis. More recently, products are being developed to treat conditions resulting from osteoporosis. Centerpulse has been a leading technological innovator in the reconstructive orthopedic implants market for several decades, and its European orthopedics companies helped pioneer the European reconstructive orthopedic implants market. As Europe's leading designer, manufacturer and marketer of reconstructive orthopedic products, Centerpulse seeks to be the first to identify a problem, seize an opportunity and design and market an innovative solution.

        Natural-Hip™, Converge, Alloclassic®, Original M.E. Müller™ Straight Stem, CLS™, Allofit™ and Fitmore™ are some of Centerpulse's key hip implant systems, while Natural-Knee®, Innex™, UniSpacer™ and Apollo® are some of Centerpulse's key knee implant systems. Centerpulse is a global leader in terms of tribology (the science of the friction, lubrication and wear of interacting surfaces), which addresses the problem of joint-replacement devices loosening over time. Centerpulse has developed materials that are especially wear-resistant through its Metasul® (metal-on-metal couplings) and Durasul® (highly crosslinked polyethylene) tribological systems.

        Hip Implants.    In hip implant surgery, the "ball and socket" of the hip joint are replaced with several components, depending on the product design. The stem, made of stainless steel, titanium alloy or cobalt chromium alloy, supports the head, which is comprised of a "ball and neck." The acetabular component, which usually consists of a polyethylene liner and metal cup or an all-polyethylene cup, replaces the socket. Hip implants, as a result of physician preference, are typically divided into European and American designs and cement and cementless designs (the means by which the implant is connected to the body). Centerpulse offers a full line of hip implants for primary and revision surgery to meet patient needs and surgeon preferences, including, among others, the following key products:

Model Name	Description
Natural Hip™	The Natural-Hip™ system is an anatomically shaped, straight stem that combines the surgical simplicity of a straight stem with many of the best features of an anatomic stem. It is available in a wide range of material, including cobalt chromium for cemented use and hydroxyapatite over a porous coating for non-cemented fixation.
Converge®	Built on 15 years of successful clinical results with Cancellous-Structured Titanium™ (CSTi™) coated shells, Converge® is a comprehensive system designed to accommodate virtually every primary or revision press-fit surgical scenario. Designed for optimum congruency with the ability to effectively seal the shell, the Converge® System addresses critical concerns about stability, wear, fixation and maximum range of motion.

Alloclassic®	The Alloclassic® Zweymüller® System is a cementless hip system consisting of primary and revision stems as well as threaded acetabular cups. Alloclassic® is a comprehensive and universal hip system for a wide range of indications with excellent 23 years of clinical experience with over 320,000 stems and 200,000 cups implanted.
Original M.E. Müller™ Straight Stem	The Original M.E. Müller™ Straight Stem is a cemented hip stem based on a self-locking principal. It is designed to cover a wide range of indications for all primary and some revision cases. It has a successful 26-year clinical track record and more then one million stems implanted.
CLS™	The CLS™ cementless hip system consists of a family of unique tri-tapered straight stems and expansion cups with more than 18 years of clinical successful experience and over 270,000 stems and 160,000 cups implanted.
Allofit™ Acetabular Cup	This acetabular system is a modular concept that has been used successfully in Europe for several years and was introduced to the U.S. market in 2001. The titanium macrostructured shell is available with or without screw fixation and pairs with Metasul®, Durasul®, Cerasul® and standard polyethylene. Allofit™ received clearance from the FDA in March 2001.
Fitmore™ Acetabular Cup	This modular cup system was designed to achieve excellent primary stability. With its unique surface technology Sulmesh®, it provides an ideal, ostephylic porosity for bony in-growth. The shell is available with or without screw fixation and with all available pairings.
Metasul® Tribological System	This unique acetabular system has many years of clinical results and consists of a System Metasul® metal-on-metal head and cup for reduced wear. Metasul® received FDA approval in August 1999, making Centerpulse the first to market metal-metal technology in the United States.
Durasul® Tribological System	This unique acetabular system consists of highly crosslinked Durasul® System polyethylene, which was designed to reduce wear, and a cobalt chrome head. Durasul® Large Diameter Head technology, which provides an increased range of motion and joint stability, received FDA clearance in March 2000. Durasul® is used for hip and knee products.

        Knee Implants.    Total knee arthroplasty consists of several components depending on the product design, including the femoral component or components, the tibial component or components and the patella component or components. Centerpulse offers a full range of implants. Centerpulse's key products include:

Model Name	Description
Natural-Knee®	With more than 14 years of successful clinical use, this complete knee system was also approved in 1997 by the FDA for use in cementless applications. The Natural-Knee® system covers arthritic disease states ranging from those requiring high tibia osteotomies to those requiring more-constrained implant options. An added benefit of the Natural-Knee® system is the simplicity and precision of the instruments used to aid in implantation. The entire family of Natural-Knee® products has common, adaptable instrumentation and surgical techniques. The Natural-Knee® II with a Rotating Platform was introduced in Europe in June 2000.
Innex™ Knee System	Introduced in Europe in late 1999, the Innex™ addresses the challenge of dynamic movement and reduced wear. It also meets Europe's changing market needs by providing a mobile-bearing, rather than fixed, system.
UniSpacer™ Knee System	The UniSpacer™ is technically less demanding than traditional knee surgery and requires only minimal surgical intervention with no bone cuts. It helps relieve arthritic pain and improve joint stability by restoring ligament tension and normal knee alignment while preserving the patient's natural bone.
Apollo®	The Apollo® knee system is a total knee system that addresses arthritic knee conditions requiring cruciate sparing, sacrificing or constrained implant options. It was designed to restore patella depth and optimize wear resistance. Building on 17 years of proven clinical success observed in total condylar designs, the Apollo® Knee has been shown to produce the highest contact area through range of motion of any fixed component system. In addition, its instrumentation mirrors that of the Natural-Knee® system with its ease and simplicity of use.
Durasul® Tribological System	Durasul® crosslinked polyethylene received FDA clearance for use in Natural Knee® patella and was introduced into the market in 2002. Durasul® crosslinked polyethylene for use in Natural Knee® tibial inserts was introduced into the U.S. market in 2001.

Other Products

Model Name	Description
Collagen Meniscus Implant (CMI™)	This is a high-purity animal collagen implant used to regenerate removed meniscus tissue in the knee. The implant is placed in the knee using minimally invasive arthroscopic surgery. CMI™ was developed by ReGen Biologics Inc. and Centerpulse has the exclusive distribution rights for all countries other than the United States. CMI™ is not yet FDA-approved and, therefore, is not available for sale in the United States.
Navitrack® navigation system	A computer-assisted navigation system, developed by Orthosoft Inc. in Canada. Centerpulse is the exclusive distributor for Navitrack®. In August 2002, the system became the first computer-assisted navigation system to receive FDA clearance for general applications in total hip and knee joint replacement and cruciate ligament operations (anterior and posterior), as well as specific approval for spinal surgery.
Anatomical Shoulder™	This is a shoulder implant with a press-fit option, which gives surgeons greater ability to match each patient's unique anatomy and condition by providing intraoperative options. It is a true third generation design with adjustable retroversion and inclination and a superior glenoid system for total shoulder surgery.
Select® Shoulder	The Select® Shoulder system features easy to use instrumentation developed over 10 years of use. The system is excellent for fracture cases.

Competition

        The orthopedics market is highly competitive and has been characterized by rapid technological change and incremental advancement. The orthopedics market in general has gone through a phase of substantial consolidation over the last few years, resulting in a rather small group of large players in this field. The key players now include Johnson & Johnson (which purchased DePuy in 1998), Stryker (which purchased Howmedica from Pfizer in 1998), Zimmer (which was spun out of Bristol-Myers Squibb in 2001), Biomet and Smith & Nephew.

SPINE-TECH DIVISION

Business Overview

        Centerpulse is one of the leading players in the global spinal implant market. Its spinal implant products are used by orthopedic surgeons and neurosurgeons in the treatment of degenerative diseases, deformities and trauma in all regions of the spine. Centerpulse first started its spinal implant activities with the acquisition of the U.S. company, Spine-Tech Inc., in 1998. Since the acquisition, Centerpulse's Spine-Tech Division has developed from a single-product provider, selling its market-leading BAK/L™ lumbar fusion cage, to a business offering a full range of products in the spinal implant market, with devices for posterior and anterior fixation of both the cervical and thoracolumbar spine.

        The Spine-Tech Division had sales in 2002 of CHF 179 million. This represented 12% of total group sales and 15% of total sales of continuing operations. In North America, the Company had 2002 spinal implant sales of CHF 153 million, or approximately 5% of the market. In Europe, Centerpulse had 2002 spinal implant sales of CHF 20 million. In other countries, the Company had sales of CHF 6 million in 2002.

        During 2002, North American net sales accounted for 86%, European net sales for approximately 11% and Japanese net sales for 3% of the Spine-Tech Division's total sales. In 2002, Spine-Tech Division sales increased by 2% compared to the same period in 2001 (a 10% increase when adjusted for currency effects). A significant portion of the Spine-Tech Division's current revenues is generated by products launched in the last 24 months.

        The Spine-Tech Division focuses on expanding its product offering to orthopedic surgeons and neurosurgeons through product introductions, and for the first time in the North American market, has applied for an investigational device exemption for a stabilization implant product. In 2001, Centerpulse successfully entered the cervical market with the introduction of a cervical plate and the first FDA-approved cervical cage product. With these products, Centerpulse's Spine-Tech Division is currently the only provider that offers a full range of products for neurosurgeons within the cervical area. In 2001, Centerpulse also entered the specialty bone graft area with its Puros® bone products in the lumbar spine segment. Following its entry into these two new areas, Centerpulse also introduced the new BP™/Lordotic lumbar cage into its core interbody fusion cage offerings in 2002.

        The Spine-Tech Division is headquartered in Minneapolis, Minnesota. Its operations are focused on the development, sale, marketing and distribution of integrated spinal products, with manufacturing outsourced to a significant number of suppliers. Centerpulse offers integrated products by providing necessary instrumentation specifically designed for spinal surgery along with the main spinal devices being sold. The process centers around the Spine-Tech Division's new Memphis, Tennessee Distribution Center, which ships products on demand in less than 24 hours, allowing the Spine-Tech Division to satisfy the demand for rapid supply of spinal implants and instruments.

Market Overview

        General.    The Company estimates that the global market for spinal implants reached approximately USD 2.4 billion in 2002, with the North American market accounting for approximately 76% of the total and the European and rest of the world markets each accounting for approximately 12% of the total.

        Spinal implants are the fastest growing segment of the orthopedics market. From 2001 to 2002, the spinal implant market is estimated to have grown by 17% worldwide in terms of sales and the Company estimates worldwide growth in sales of 15% over the next five years. The North American market is the largest and fastest-growing market, with 2002 sales of approximately USD 1.8 billion, and an estimated 2001 to 2002 growth rate of 20%. The Company expects sales in this market to grow at a compound annual growth rate of 15% through 2006. The Company estimates that the European market had 2002 sales of approximately USD 290 million and a 2001 to 2002 growth rate of 8%, and that sales in that market will increase at a compound annual growth rate of 8% per annum through 2006. The Company estimates that the Asia and rest of the world market had sales of USD 290 million and a 2000 to 2001 growth rate of 6%, and that sales in that market will increase at a compound annual growth rate of 7% through 2006.

        Market Drivers.    As general standards of living and overall wealth rise, patients are increasingly electing to undergo spinal surgery in the event of spinal injury or disease. This increasing preference for surgery, combined with other factors, has made the spinal implant market among the most dynamic in the orthopedics industry. These factors include an aging population, growth in the number of spine surgeons and neurosurgeons performing instrumented interventions, improvements in the effectiveness of spine procedures and improvements in spinal products and related instrumentation. The regulatory environment has also improved significantly in recent years, with an increased number and frequency of FDA approvals of new spinal implants and a continuing favorable environment for reimbursement, as third-party payors are increasingly willing to fund spinal surgery. An estimated 11.5 million people over the age of 45 will be added to the U.S. population in the next four years. The number of spine surgeons has also more than doubled in the past five years. Most of this growth is due to the entrance of neurosurgeons into the spine market. Although the market was historically dominated by orthopedic surgeons, neurosurgeons currently account for approximately 50% of the total number of surgeons performing spine surgeries.

        Customers.    The customer base for spinal implants is largely identical to that for orthopedic devices. However, because of an emphasis on younger patients, the major third-party payors for hospital services for spinal implants are predominantly private healthcare insurers, rather than Medicare. These insurers have substantially revised their payment methodologies to contain rising healthcare costs, contributing to the increased pricing pressure associated with the rise of large-scale customers, such as managed care and hospital buying groups. In addition, neurosurgeons constitute a larger proportion of the customer base than orthopedic surgeons, as spinal implant operations increasingly require the use of neurosurgical procedures.

Principal Products

        The Spine-Tech Division offers a full line of spinal implants that meet patient needs and surgeon preferences. The primary goals of spinal implantation systems are to correct for spinal deformity or imbalance, to re-establish stability of the spine and to eliminate pain. Hooks, plates, rods, screws and cages (including metallic and bone), acting as the equivalent of modular spinal anchoring, are constructed by the surgeon to create an internal bracing mechanism. Surgeons adapt these components to the specific pathology of the individual patient, creating an implant construct that is intended to reconstruct and restore normal spinal biomechanics or facilitate bone fusion. Key products of the Spine-Tech Division include:

Model Name	Description
BAK™ Lumbar Fusion Cage (a)	The BAK™ Lumbar Fusion Cage is an innovative systems for achieving spinal fusion and is less invasive than other methods. The system utilizes small threaded metal cylinders to restore the degenerated disc space to or near its original height, thus relieving pressure on spinal nerves.
BP™ Cage and BP™/Lordotic Cage	Iterative improvements of the original BAK™, the BP™ Cage allows for reduced inter-cage spacing with maximum porosity and volume. The BP™ Lordotic Cage gives surgeons the ability to maintain lordosis (the natural curve of the lumbar spine).
Trinica™ Anterior Cervical Plate System	The Trinica™ Anterior Cervical Plate System is a plating system used in the neck for patients suffering from degenerative disc disease or trauma. This system allows surgeons the flexibility to customize it to each patient's unique anatomy.
BAK/C® Cervical Interbody Fusion System	The BAK/C® Cervical Interbody Fusion System is a threaded titanium cage for use in the neck area of the spine for patients suffering with pain from degenerative disc disease or trauma. Its unique design allows surgeons to collect bone within the cage during its implantation, thus decreasing the need for additional bone to be collected from the patient's hip.
Silhouette™ Spinal Fixation System	The Silhouette™ Spinal Fixation System is a pedicle screw system designed to immobilize the spine until fusion takes place. The Silhouette™ System is for treatment of degenerative disc disease, tumor, trauma and deformity.
Puros® Allografts	Puros® Allografts are a family of bone products specially designed and processed to meet the needs of spine surgeons. The grafts are processed and manufactured by Tutogen Medical Inc. using its proprietary Tutoplast® process. Puros® Allografts are available in traditional grafts and specialized grafts, the Accugraft™ ALIF Allograft System and the Symmetry™ PLIF Allograft System.

Dynesys® Spinal System	The Dynamic Neutralization System for the Spine (Dynesys®) restabilizes unstable segments ("neutralization") without involving the intervertebral discs and the facet joints. The segments remain mobile within a controlled range ("dynamic"), thereby returning the spine to an anatomical function that is closer to the healthy state than has been possible with any other system. When noninvasive treatment for back pain in the lumbar region is no longer possible, the traditional treatment has been fusion of the vertebral segments. The Dynesys® system avoids the need for fusion by providing a unique dynamic solution.

(a)
The BAK™, BAK/C®, BAK™ Vista™, Proximity™, BP™, BP™/Lordotic implants and the methods and instrumentation for implanting these implants and utilized in the POLAr™ System are licensed under and protected by one or more of the following: U.S. Patents 5,015,247, 5,484,437, 5,741,253, 6,096,038, 6,080,155 and 6,270,498, and related international patents issued to Gary Karlin Michelson, M.D.; Centerpulse Spine-Tech Inc. U.S. Patents 5,489,308, 5,609,636 and 5,658,337 issued to George W. Bagby, Stephen D. Kuslich, and others; U.S. Patents 5,865,847, 5,897593, 6,120,506, and 6,165,218; and pending U.S. and international patent applications.

  The TRINICA™ and TRINICA™ Select Anterior Cervical Plate System technology was invented by Gary Karlin Michelson, M.D. and is covered by one or more of the following: U.S. Patents 6,193,721, 6,416,528, 6,454,771 and D449,692; and pending U.S. and international patent applications.

Competition

        The spinal implant market is dominated by companies with broad product coverage, dedicated spine sales forces, innovative new products and relationships with key physicians. The key players are Medtronic (Sofamor Danek) and Johnson & Johnson (DePuy Acromed), as well as Synthes-Stratec, Stryker and Biomet.

DENTAL DIVISION

Business Overview

        Centerpulse's Dental Division was established in 2001 through the combination of the businesses of Sulzer Calcitek (founded in 1981) and Paragon (founded in 1982), two players in the dental implant industry. Centerpulse acquired these companies in 1988 and 2001, respectively. The Dental Division markets its products to general and specialist dentists and dental laboratories. The Dental Division's products fall into three principal areas, dental implants, regenerative therapies and bone grafting material. Dental implants allow a patient to replace one or more missing teeth with a product that is permanently inserted into the patient's jaw. Regenerative therapies address a variety of conditions that affect the attachment apparatus (such as bone or periodontal ligament) that support a natural tooth or dental implant. Bone grafting material is used to address structural defects in a patient's jaw. The division employed 459 people at the end of 2002.

        The Dental Division had total sales of CHF 131 million (9% of total group sales, 11% of total sales of continuing operations) in 2002. In 2002, U.S. sales accounted for approximately 61%, and European sales for 26%, of the Dental Division's sales. In 2002, the Dental Division achieved an overall revenue growth rate of 9% (18% adjusted for currency effects) compared to 2001.

        The Dental Division combined the distribution networks of Sulzer Calcitek and Paragon to take advantage of direct sales opportunities and independent distribution. The Dental Division currently has direct sales forces in the United States, Canada, Australia, France, Germany, Israel and Spain. In addition, the Dental Division has approximately 50 distributors worldwide operating in European, Asian and Latin American markets in order to better serve its customers. In 2002, the division also established a European headquarters in Switzerland to strengthen its base of operations in Europe.

        With the acquisition of Paragon in 2001, Centerpulse believes that the Dental Division has the critical mass that should bolster significantly its efforts to achieve growth rates similar to other major industry participants. Strong growth potential appears to exist in some of the developed markets in Europe and Asia (such as Germany, the United Kingdom and South Korea) where Centerpulse's current market share is limited. The Company believes that planned new product introductions, the potential acquisition of selective additional subsidiaries, opportunities for increasing average selling price and marketing and educational programs will facilitate this revenue growth.

Market Overview

        General.    The Company believes that the size of the global dental implants market, including the regenerative therapies and bone-grafting materials markets, was approximately USD 700 million in 2001, of which approximately 43% was attributable to the U.S. market, 43% to the European market and the balance to the rest of the world. From 2001 to 2002, the Company estimates that the global market experienced a 12% to 15% growth rate, with similar growth rates in the United States and Europe. The Company estimates that global growth will be 12% to 15% per annum from 2002 through 2006.

        The Dental Division had worldwide sales in 2002 of CHF 131 million. In the United States, Centerpulse had 2002 dental implants sales of CHF 81 million. In Europe, Centerpulse had 2002 dental implant sales of CHF 29 million. In the rest of the world, Centerpulse had 2002 dental implant sales of CHF 22 million.

        Over the last five years, there has been a significant acceleration in consolidation within the dental sector. In 1998, Nobel Biocare acquired U.S.-based Steri-Oss and in 2000, Biomet complemented its orthopedics portfolio with Implant Innovations Inc. (3i). Dentsply has largely expanded its position in recent years, acquiring Friadent and Degussa Dental in 2001. In the wake of this consolidation, the five main players, Nobel Biocare, Straumann, Biomet (3i), Centerpulse and Dentsply, together constitute approximately 90% of the market.

        Market Drivers.    Market growth has accelerated in recent years primarily driven by continued improvements in dental implant technology, which have largely reduced the healing time and invasiveness of procedures and have increased surgical success rates. Other factors include a greater level of patient awareness of the implant alternative, increasing levels of implant education at university programs, demographic trends (such as an aging population with missing teeth) and an increasing interest among the population in developed markets in cosmetic and functional solutions with respect to their dental health.

        The Company believes continued expansion of the market will be driven by a number of factors, the most important of which are increased knowledge among the general public as to the benefits of dental implants, an increase in the number of general practitioner dentists who offer dental implants and the changing perception of dental implant treatment as complex and expensive. An increasingly aging population will also help fuel future growth. Retirees are a primary customer segment and are generally retiring with greater disposable income compared to previous generations. Patients' strong desire for improved dental function and aesthetics, combined with increased knowledge of dental implants, is also expected to continue to drive placement volume. Through extensive clinical documentation, dental implants are becoming the "standard of care," which will force a greater number of dentists to adopt this method of treatment. In addition, university-level education is also preparing the next generation of dentists to be significantly more skilled in and amenable to implant therapy. The Company believes that the general pricing environment will remain favorable.

        Customers.    The sales process and resulting product demand are focused on clinical customers. In most developed markets, dental implants are not generally reimbursed by government or third-party insurers. Dental implants principally remain a fee-for-service procedure, which allows clinicians to determine their own pricing levels. In contrast to the hospital sales process, there are generally no purchasing departments, bioengineering groups or review boards involved in the purchase decision. Historically, dental surgeons decided on system usage, but general dental practitioners have become increasingly influential, as they are responsible for most patient referrals. It is now common for a dental surgeon to stock multiple implant systems to meet the varying needs of his referral base. Switching costs to the clinician are low in this industry, which may produce more customer turnover as compared to other medical device markets. Because the market is driven by referrals from general dental practitioners to dental surgeons in most developed markets, the education and motivation of general dental practitioners is a key factor in determining surgeons' placement volume.

        Primary customers include dental surgeons, periodontists, prosthodontists, general dental practitioners, implantologists (general practitioners who have dedicated their practice to the placement and restoration of dental implants) and dental laboratories. Some slight variations or additional target customers may exist in select international markets (such as denturists in Canada and stomatologists in Europe).

Principal Products

        Centerpulse's Dental Division has product lines that include numerous patented innovations. Historically, its products have also included many industry "firsts," such as the first hydroxylapatite-coated dental implant system (Integral, 1985) and the first internal connection for cemented or screw retained abutments (Screw-Vent®, 1986).

        The Dental Division offers a broad and complementary portfolio of dental implant products. In addition to selling these dental implants, the division sells related products involved in the preparation of implant placements. Key product groups are summarized in the table below.

Model Name	Description
Tapered Screw-Vent®	A two-stage implant system featuring a tapered implant geometry, friction-fit internal hexagon interface, selective surface coatings, such as hydroxylapatite and microtextured titanium and triple lead threads. It is one of the fastest-growing product lines.
AdVent™	A single-stage implant system also featuring a tapered geometry, internal hex interface, selective surfaces and triple lead threads. Surgical instrumentation is common to the Tapered Screw-Vent®, allowing surgical placement of both with a single kit.
Tapered SwissPlus™	A single-stage implant system that improves upon a competing implant through thread design, tapered geometry and faster insertion.
Spline® Twist	A two-stage implant system featuring an external spline interface that limits rotational movement between implant and abutment. It is a self-tapping design available with hydroxylapatite or microtextured titanium surface treatments.
BioMend®	In 1996, BioMend® was the first absorbable collagen membrane cleared by the FDA for use in the United States for guided tissue regeneration therapy. BioMend® is manufactured from bovine achilles tendon and facilitates the regeneration of the natural tooth attachment apparatus (bone, cementum and periodontal ligament), helps to provide a proper healing environment and assists in hemostasis to ensure a stable wound site. Its biocompatible and absorbable nature eliminates the need for second-stage product removal surgery. BioMend®'s ease of use during surgery adds to its success in the market.

Puros®	Puros® is a particulate allograft material processed and manufactured by Tutogen Medical Inc. The product is used to regenerate bone in various defects, often to facilitate subsequent placement of a dental implant.

Competition

        The dental implants market is led by five companies globally who compete principally through their R&D spending, which is essential for developing further technological breakthroughs, and their global distribution platform. The key players are Nobel Biocare, Straumann, Biomet, Centerpulse and Dentsply.

MARKETING AND SALES

Introduction

        Centerpulse's divisions use various means of distribution for their products, including direct sales through its own distribution companies, sales through an independent agent network and sales through independent distributors. Centerpulse selects its means of distribution to suit the dynamics of the particular market being served.

26

        The Company believes that the involvement of designing surgeons is an important component in marketing its products because of the reputations of these individuals with their colleagues. Centerpulse also cooperates with various leading institutions in designing and developing its products. These include: Synos Foundation (Switzerland); ETH Zurich (Switzerland); ETH Lausanne (Switzerland); Charité Hospital Berlin (Germany); Massachusetts General Hospital, Boston (United States); University of Bristol, Bristol (United Kingdom); Institute of Orthopedics Research and Education, Texas (United States); University of Bradford, Bradford (United Kingdom); Rizzoli Institute, Bologna (Italy); Sahlgrenska Hospital, Gothenburg (Sweden); Queen's University, Kingston (Canada); the University of Texas at Galveston, Texas (United States); the Scripps Clinic, California (United States); and Orthopedics Research Laboratory, Florida (United States).

        Centerpulse has also engaged in various marketing practices in order to increase its market share. Recent initiatives have included educational efforts regarding the qualitative benefits and value associated with the use of the Company's orthopedic products. By explaining the long-term benefits that arise from the use of Centerpulse's products to customers, the Company believes it can demonstrate value to buying groups. In addition, Centerpulse offers seminars with live surgery broadcasts that provide surgeons with the opportunity to view operations and see the latest techniques. The recent opening of Centerpulse's Center for Orthopedic Innovation in its Austin, Texas facility increases opportunities for the on-site education of surgeons about products, such as the UniSpacer™ Knee System and minimally invasive surgical techniques for hip and knee surgery.

Orthopedics Division

        United States.    Centerpulse's Orthopedics Division markets its orthopedics implant products in the United States through a network of approximately 40 independent sales agents, using a number of independent sales representatives. Centerpulse has concentrated its sales resources on geographic areas that offer greater opportunities. In particular, the aging populations in Texas, Florida and southern California typically represent higher penetration markets for Centerpulse's orthopedics products. The top 10 U.S. sales agents generate approximately 60% of total U.S. sales.

        Although there are some lingering, negative effects from the events leading to the Implant Litigation that impact sales and marketing efforts, the Company believes the completion of the Settlement Agreement was positively received by the market and should lead to increased future sales in the United States. Sales force retention during the Implant Litigation in the United States was essential to maintaining Centerpulse's relationship with surgeons. To help ensure retention, Centerpulse has long-term exclusive agreements with key agents. It also instituted sales guarantees for substantially all of its agents during this period, which expired at the end of 2002 for the majority of agents. As a result, there has been low turnover in the sales force in connection with the Implant Litigation.

        To address the changing customer base in the U.S. orthopedics market resulting from the emergence of managed care, a sales organization comprised of Centerpulse employees was established to provide targeted programs, services and product information to large-scale customers. Utilizing both this initiative and the efforts of the Centerpulse corporate accounts group, Centerpulse has entered into contracts with large buying groups.

        Europe/Rest of World.    Centerpulse distributes its products in Europe primarily through a direct sales force. Exceptions are made as the local market situation requires. These direct sales forces have historically come from either internal growth or the acquisition from time to time of distribution companies to address Centerpulse's sales needs. As part of Centerpulse's ongoing efforts to strengthen its distribution systems for its European orthopedics business, in February 1997, it acquired Italpro S.p.A., an orthopedic prostheses distributor based in Milan, Italy. Further direct sales organizations were established in India, Korea and Australia in 2001.

        To further strengthen its relationship with surgeons, Centerpulse conducts workshops in its own technology center in Winterthur, provides fellowships and conducts courses at scientific forums such as the Maurice E. Mueller Institute, Centers of Excellence, the World Tribology Forum and the Synos Foundation. These efforts strengthen Centerpulse's relationship with surgeons by supporting them with scientific education.

Spine-Tech Division

        United States.    Centerpulse's Spine-Tech Division markets its spinal products in the United States by using both multi-location independent agents and direct sales representatives. The Spine-Tech Division is focusing on increasing the number of field sales representatives, using both independent sales agents and direct sales to provide increased sales coverage with a more variable and economically efficient cost structure. The Spine-Tech Division's marketing and sales efforts promote customer loyalty through various programs aimed at serving the diverse needs of its surgical customers. These programs include advanced surgical training courses, Centers of Excellence training, ongoing clinical education, reimbursement support and live surgery viewing.

        Europe/Rest of World.    Centerpulse's Spine-Tech Division serves the European and Japanese market with a dedicated sales force based in the Orthopedics Division. In Europe, the U.S. spinal product portfolio is complemented with products that are developed in Europe to meet the particular needs of the European market, which are significantly different than the needs of the U.S. market.

Dental Division

        In the United States, the Dental Division's products are distributed through a direct sales team covering seven regions. Outside the United States, Centerpulse's Dental Division has six wholly owned subsidiaries in Canada, France, Germany, Israel, Australia and Spain. Each of these subsidiary operations is organized with a general manager and direct sales team. To serve the remainder of the world's markets, there are approximately 50 distributors.

        As the dental implant market is essentially based on a fee-for-service model conducted predominantly in office environments, marketing efforts are extensive and highly competitive. The Dental Division's strengths in marketing include programs as well as dedicated sales efforts. Peer PracticumSM is an educational forum of Centerpulse's Dental Division, which educates a group of referring dentists about implant dentistry. The Preferred Laboratory Network is a development program aimed at increasing dental laboratories' capabilities and expertise with respect to dental implant restorations. In addition to these programs, the Dental Division maintains a dedicated sales subgroup that focuses on universities and institutions.

RESEARCH AND DEVELOPMENT

General

        To maintain its position as a technological innovator, Centerpulse invests in R&D programs in each of its divisions. Centerpulse incurred CHF 94 million, CHF 130 million and CHF 108 in R&D costs in 2002, 2001 and 2000, respectively, representing 6.4%, 9.2% and 8.0% of 2002, 2001 and 2000 sales, respectively. R&D expenses decreased in 2002 as a result of the closure of the Biologics facility in Denver.

        Centerpulse's current R&D undertakings include projects relating to new materials, biologics and minimally invasive forms of treatment for diseases and injuries currently requiring invasive surgery. Centerpulse's R&D programs also focus on enhancements to the metallic and polyethylene components of implants and instrument products with a view to increasing their strength or resistance to corrosion, oxidation or fatigue. Centerpulse is also carrying out research focused on improving implant surfaces and interfaces.

        A key strength in Centerpulse's R&D activity has come from its close working relationships with the surgeons who are the key decision-makers in the purchase of the orthopedic products and with the academics, whose research sometimes forms the basis for product innovation. Many of Centerpulse's product designs are the result of cooperative efforts with these doctors and professors. In addition, Centerpulse harnesses external R&D by licensing innovative products and technologies.

Orthopedics Division

        In the Orthopedics Division, R&D costs in 2002 were approximately 5% of the division's sales. R&D personnel are involved in innovative new product development projects offering benefits to patients and surgeons. Significant new products that have recently been introduced or are expected to be introduced in the medium term include: UniSpacer™ Knee System, a minimally invasive device requiring no bone cuts introduced in the United States in 2001 and expected to be introduced in Europe in 2003; Durasul®, a unique polyethylene product that received FDA clearance for hip applications in February 1999, for large heads in March 2000, and for knee and patella applications in October 2000; minimally invasive surgical techniques and instruments specifically designed for MIS applications in hip and knee surgeries; Modular Oncology and Severe Trauma (MOST™) oncology products, a system designed to enable patients facing severe bone loss to regain the use of a limb; Revitan™ Modular hip revision system, a modular system enabling the restoration of hip functionality in revision cases; Durasul® Large Diameter head system to enhance stability and range of motion while resisting wear and aging; Durom™ Hip Resurfacing System, an implant system based on the Metasul® technology designed to provide high levels of joint stability as well as range of motion; Pedestal Cup , an innovative concept for revision in case of extensive pelvic defects;Computer Tomography-less Computer-Aided Surgery (navigation system) for knee and hip applications; the RETi Lock cup with an advanced surface coating; a US designed modular hip; a cemented tibia for the Natural Knee; a constrained liner for hip applications; and Anatomical™ shoulder, a shoulder implant with a press-fit option, which gives surgeons greater ability to match each patient's unique anatomy and condition.

Spine-Tech Division

        In the Spine-Tech Division, R&D costs in 2002 were 9% of the division's sales. Significant new products that are expected to be introduced to the market in the medium term are: BAK™/Vista™, a radiolucent, stand-alone lumbar, interbody fusion cage to be introduced in the United States; ST360°™, a pedicle screw and rod system for treating degenerative discs, tumors and trauma in the lumbar spine to be introduced in the United States, and Dynesys®, a pedicle screw and flexible connector system for internal stabilization of the spine to be introduced in the United States.

Dental Division

        In the Dental Division, R&D investment in 2002 was approximately 3% of division sales. Significant new products that Centerpulse expects to launch in the medium term include: PureForm Ceramic Abutment, an anatomically-shaped ceramic coping system that will allow for aesthetic restorations; Atlantis Custom Abutments, patient-specific titanium abutments created by three-dimensional laser scans and custom milling, available through a distribution agreement with Atlantis Components, Inc.; New Drills, a redesign of existing reusable drills and the addition of a disposable drill offering cutting efficiency and depth visibility will be improved for reusable drills; New Packaging/Delivery Systems, major modifications to packaging and delivery tools to improve performance, reduce space requirements and minimize user fatigue; J-Block Allograft, a block form of the Puros® grafting material that can be used in bone grafting to augment deficient sites; Composite Abutment, an abutment manufactured from advanced composites that allows for improved aesthetics but easier preparation as compared to ceramic systems; and New Platform Implant, new implant designed to enhance ease of use, aesthetics, surface technologies and implant-abutment connection.

MANUFACTURING AND LOGISTICS

General

        Centerpulse focuses on effective inventory management so that surgeons worldwide can be provided with products with the specifications and features they require. All divisions carefully measure their inventory management performance. Centerpulse also believes that it can improve its operating efficiency by streamlining its product portfolio to improve inventory turnover and its net working capital position, as well as by focusing on a country-specific basis on reducing the level of accounts receivable and the billing cycle. Centerpulse implemented an intensive supply chain management program using advanced software tools at the Orthopedic Division's Austin, Texas facility in 2002 and is also currently implementing in Europe a comprehensive supply chain optimization program called "Rapido," which is expected to have a significant beneficial impact on inventory levels and cash flows.

Orthopedics Division

        The Orthopedics Division's U.S. operations are located in an owned 210,000 square foot (19,500 square meter) facility based in Austin, Texas, with approximately 75% of the space devoted to manufacturing and logistics. The facility makes use of technology, such as robotics, to efficiently produce products. Shipments are made to U.S. agencies, to the Company's Baar, Switzerland warehouse and directly to the distribution center in Tokyo for the Japan market.

        The Orthopedic Division's operations for Europe, Asia and Latin America are based in Winterthur, Switzerland. In Winterthur, the main manufacturing facility is leased and covers approximately 15,200 square meters (164,000 square feet). The Winterthur facility is complemented by a 2,500 square meter (27,000 square foot) facility leased in Etupes, France. The Company believes that these facilities ensure sufficient manufacturing capacity for the next four to five years. Centerpulse also works closely together with subcontractors for the manufacture of about 30% of product output in Europe, Asia and Latin America. This allows Centerpulse to offer certain goods at competitive prices while assuring that core know-how and production process knowledge is maintained in-house.

        Centerpulse maintains long-standing relations with its vendors and has multiple sources for all critical processes and materials. Centerpulse's philosophy is to buy products when volumes are low and to bring products in-house when economies can be realized. All processes, whether vendor or in-house, are validated to rigid standards of cleanliness and quality to promote good clinical results and patient safety.

        The logistics center for the European, Asian and Latin American markets is located at a leased 3,700 square meter (40,000 square foot) facility in Baar, Switzerland, which also hosts the central warehouse for the Winterthur manufacturing operations. From Baar, all European, Asian (except Japan) and Latin American sales operations, as well as third-party distributors of the Orthopedic Division's products, are supplied on a regular basis, with the largest market organizations being supplied daily. Disposition, dispatch and export tasks for all countries are handled by a team of 38 specialists. The Baar facility formerly housed certain administrative operations employing approximately 150 people. Earlier this year, Centerpulse closed this portion of the Baar facility to centralize these operations in a single location in Winterthur.

Spine-Tech Division

        Centerpulse's Spine-Tech Division primarily outsources its manufacturing operations to FDA-approved and FDA-certified shops and sterilization houses. All products are manufactured, processed and sterilized according to the Spine-Tech Division's specifications, with the Spine-Tech Division's specialists reviewing the process and providing inspection at the manufacturing sites and at its Minneapolis, Minnesota facility prior to the products being released for sale.

        Following manufacture and inspection, products are forwarded to the Memphis, Tennessee distribution center, a 30,000 square foot leased facility, where the products are matched with the appropriate instruments to form an integrated system designed to meet the needs of the spinal surgery market. The center ships up to midnight each business day to guarantee delivery to domestic locations no later than 8:00 a.m. the following morning. All new products are offered through this process.

Dental Division

        Centerpulse's Dental Division leases a 36,000 square foot (3,300 square meter) facility in Calabasas, California, which it uses primarily as a precision machining workcenter, a 44,800 square foot (4,200 square meter) corporate headquarters facility in Carlsbad, California, which is also used for manufacturing, and a 5,800 square foot (500 square meter) facility in Carlsbad, California, which it uses as its global distribution center.

INSURANCE AND RISK CONTROL

Insurance Coverage

        The Company procures and maintains insurance programs that it believes are appropriate for the businesses in which it operates, including global policies such as Property Damage & Business Interruption, General & Product Liability and Director's & Officer's Liability, as well as certain local policies.

Risk Control

        Following the voluntary recall and market withdrawal of affected products related to the Implant Litigation, Centerpulse engaged independent consultants to conduct an analysis of Centerpulse's quality control systems at individual production sites. Individual Centerpulse sites have undertaken steps to implement recommendations arising from this analysis, with progress to be reported to the Company's management through detailed action plans and regular updates.

REGULATION

        Centerpulse's operations are subject to rigorous governmental agency regulations in many countries. In the United States, the FDA, among other government agencies, is responsible for regulating the introduction of new medical devices. The FDA regulates the design, testing, labeling, manufacturing and marketing of medical products including medical devices and biologics to ensure that medical products distributed in the United States are safe and effective for their intended uses. The FDA also regulates the export of medical products manufactured in the United States to international markets.

        Under the U.S. Federal Food, Drug and Cosmetic Act, as amended, medical devices are classified into one of three classes depending on the degree of risk the medical device imparts to patients. "Class I" devices are those for which safety and effectiveness can be assured by adherence to general controls, which include compliance with good manufacturing practices ("GMP") and quality systems regulations, facility and device registrations and listings, reporting of adverse medical events, and appropriate truthful and non-misleading labeling, advertising and promotional materials. Some Class I devices also require premarket review and clearance by the FDA through the 510(k) process described below.

        "Class II" devices are those which are subject to general controls as well as premarket demonstration of adherence to certain performance standards or other special controls as specified by the FDA. Premarket review and clearance by the FDA for these devices is accomplished through the 510(k) Premarket Notification procedure. In the 510(k) procedure, the manufacturer submits appropriate information to the FDA in a "Premarket Notification" submission. If the FDA determines that the device is "substantially equivalent" to a device that was legally marketed prior to May 28,

1976, the date upon which the Medical Device Amendments of 1976 were enacted, or to another commercially available similar device subsequently cleared through the 510(k) process, it will grant clearance to commercially market the device. It generally takes from one to three months from the date of submission to obtain clearance of a 510(k) submission, but may take longer.

        A "Class III" product is a product that has a new intended use or is based on advances in technology for which the device's safety and effectiveness cannot be assured solely by the general controls, performance standards and special controls applied to Class I and II devices. A premarket approval ("PMA") from the FDA is required before marketing of a Class III product can proceed. The PMA process is much more extensive than the 510(k) process. In order to obtain PMA, Class III devices, or a particular intended use of any such devices, usually must undergo clinical trials pursuant to an application submitted by the manufacturer for an investigational device exemption (an "IDE"). An approved IDE exempts the manufacturer from the otherwise applicable FDA regulations and grants approval for the conduct of the human clinical investigation to generate the clinical data necessary to scientifically evaluate the safety and efficacy of the Class III device or intended use. When a manufacturer believes that sufficient pre-clinical and clinical data has been generated to prove the safety and efficacy of the new device or new intended use, it may submit a PMA application to the FDA. An FDA review of a PMA application generally takes one to two years from the date the PMA application is accepted for filing, but may take significantly longer.

        Unless regulated as a medical device, biologics must be marketed in the United States subject to and in compliance with a product license approval (a "PLA"). Obtaining PLA requires submissions of data and information showing that the biologic is safe, pure and potent for its intended uses and that the establishment in which it is manufactured conforms to current GMP requirements. Clinical studies may be conducted to obtain data to support a biologic product license under an investigational new drug application. Approval of a biologic for marketing generally takes at least one year, and often longer, from the date the applications are submitted.

        Centerpulse's products include Classes I, Class II and Class III medical devices. All products currently marketed in the United States qualify for the relevant exemptions or have the premarket clearances or approvals, as appropriate, that are required under the U.S. Federal Food, Drug and Cosmetic Act.

        Following receipt of FDA clearance or approval for a marketed product, Centerpulse and its manufacturing facilities are subject to continual review and periodic inspections to confirm that the quality control and manufacturing procedures of Centerpulse conform to the FDA's quality system or quality system regulations ("QSR"), which must be followed at all times. In addition, Centerpulse's manufacturing processes are required to comply with quality system regulations which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of Centerpulse's products. Centerpulse's facilities, records and manufacturing processes are subject to periodic scheduled and unscheduled inspections by the FDA or other agencies. Failure to pass such inspections may subject Centerpulse to possible FDA actions, such as the suspension of manufacturing, seizure of product, product recall, withdrawal of approval or other regulatory sanctions.

        Failure to comply with applicable U.S. medical product regulatory requirements could result in, among other things, warning letters, negative publicity, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspensions of production, withdrawals or suspensions of current clearances or approvals, and criminal prosecution. There are currently no significant adverse regulatory compliance issues or actions pending with the FDA at any of Centerpulse's facilities and none of the FDA QSR audits conducted at Centerpulse facilities within the past three years has resulted in any significant adverse compliance enforcement actions by the FDA.

        There are no restrictions under U.S. law on the export from the United States of any medical device that can be legally distributed in the United States. In addition, there are only limited restrictions under U.S. law on the export from the United States of medical devices that cannot be legally distributed in the United States. If a Class I or Class II device does not have 510(k) clearance, but is eligible for clearance under the 510(k) process, then the device can be exported to a foreign country for commercial marketing without the submission of any type of export request or prior FDA approval, provided that it meets the specifications of the foreign purchaser and complies with the laws of the country to which it is being exported. Class III devices which do not have PMA approval may be exported to any foreign country if the product complies with the laws of that country and, with respect to the following countries, has valid marketing authorization under the laws of such country: Australia, Canada, Israel, Japan, New Zealand, Switzerland, South Africa, the European Union, a country in the European Economic Area or such other countries as may be approved by the FDA.

        Certificates to Foreign Government, certifying the status of a product under the U.S. Federal Food, Drug and Cosmetic Act, are not required by the FDA for export of Class I, Class II, or Class III devices that are legally marketed in the United States. However, they are often required by the foreign country importing the product.

        Centerpulse is also subject to regulation in many other countries in which it sells its products, principally in the European Union, Japan, Canada and Australia in the areas of product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. Many of the regulations applicable to Centerpulse's products in such countries are similar to those of the FDA. The national health or social security organizations of certain such countries require Centerpulse's products to be qualified before they can be marketed in those countries.

        Before January 1995, each European country had its own regulatory system for medical devices. However, with the advent of the European Union, the 15 Member States have unified their medical device regulatory environment by adopting the Medical Device Directive (the "MDD") issued by the European Union.

        The MDD classifies all medical devices into several risk classes: Class I—Low Risk Devices (for example, reusable manual orthopedic instruments, such as hammers or chisels); Class IIa—Middle Class Risk Devices (for example, orthopedic instruments connected to power tools such as rasps, drills or saw blades); Class IIb—High Class Risk Devices (for example, invasive, long-term devices, such as artificial knees and hips); and Class III—High Risk Devices (for example, utilizing animal tissue or derivatives rendered non-viable or absorbable products such as implants or absorbable screws).

        A Class I device can be sold with a "CE" mark that can be affixed only after meeting certain conformity assessment procedures (MDD Annex VII). Class II and III devices can be sold with a CE mark plus the notified body reference number, which can be affixed only after meeting certain conformity assessment procedures with the involvement of a company's notified body (a "Notified Body"), an authority entrusted with certain functions under the regulatory regime of the MDD (MDD Annex II.3 and 4).

        Class I devices can be CE-marked by the manufacturer without having a certification for a quality system according to Annex VII of the MDD. Centerpulse Orthopedics has received and maintains an EC Certificate according to MDD Annex II.3 (full quality assurance system) from its Notified Body (TÜV Product Service Munich). Based on this certification, Centerpulse's Orthopedics Division marks its Class II products with the CE mark. Class III devices can be CE-marked upon the completion of a design dossier file, which is evaluated by the Company's Notified Body. Based on the Company's Class II EC certificate and a positive evaluation of the design dossier file, a Class III EC certificate will be issued by the Notified Body.

        For all product risk classes, Centerpulse's Orthopedics Division issues a declaration of conformity. The declaration of conformity confirms that the product is in compliance with the relevant EU regulatory requirements. After the signing of the declaration of conformity, the CE mark can be affixed to the products. Technical documentation proving conformity with the requirements must be compiled and maintained before a declaration of conformity can be issued.

        By meeting unified standards of quality systems, established within ISO 9001, EN 46001 and ISO 13485, Centerpulse's Orthopedics Division is able to satisfy the requirements of the EU's MDD in respect of having a full-quality system.

        With the Medical Devices Ordinance (MepV, Medizinprodukteverordnung) issued under the Swiss Federal Act on Therapeutic Products (HMG, Heilmittelgesetz), Switzerland adopted the MDD into national law. Based on those regulations, the Swiss agency for therapeutic products (Swissmedic) fully accepts the European CE mark.

        The Company believes that Centerpulse enjoys a satisfactory relationship with the FDA and regulatory authorities in the European Union and elsewhere.

ENVIRONMENTAL MATTERS

        Centerpulse is subject to a multiplicity of environmental regulations regarding the use, storage and disposal of environmentally threatening materials that are used in production processes. Centerpulse's ability to further expand production facilities could be restricted by any non-compliance with current or future statutory environmental regulations. In addition, the procurement of more expensive equipment or the implementation of other, more cost-intensive investments in environmental protection, could be required in order to comply with statutory environmental regulations. Centerpulse believes that its business operations comply in all material respects with applicable environmental and waste disposal regulations.

SEASONALITY

        Centerpulse experiences seasonal variations in sales for several of its products. For example, dental implants are largely elective, and many orthopedic implants are elective insofar as patients may often postpone procedures until a time that is convenient for them. As a result, revenues are generally lower in the third quarter and in December, when many surgeons and patients take vacations or patients otherwise do not schedule surgery. Because orthopedic products represent a substantial majority of Centerpulse's net sales, seasonal variations have a significant impact on Centerpulse's revenues.

4.C Organizational Structure

        Centerpulse Ltd. is a holding company that owns, directly or indirectly, 100% of all significant operating companies. For a list of the Company's principal subsidiaries, see Note 5 to the Consolidated Financial Statements.

        Companies in which the Company directly or indirectly holds at least 10% of the equity capital and which are not consolidated in its consolidated financial statements include the following: ReGen Biologics Inc., Redwood City, California (United States) (11.9%); Orthosoft Inc., Outremont (Canada) (18.9%); Tutogen Medical Inc., West Paterson, New Jersey (United States) (35.0%); Leading KK, Tokyo (Japan) (33.3%); and Biovision GmbH, Ilmenau (Germany) (19.0%). None of these participations accounts for 10% or more of Centerpulse's consolidated revenues or represents 10% or more of its consolidated equity.

4.D Property, Plants and Equipment

        As of December 31, 2002, Centerpulse owned or leased facilities for office, manufacturing, inventory and R&D use, including the following key sites:

Location	Type of Facility	Primary Use	Approx. Square Footage	Approx. Square Meter	Leased/ Owned
Winterthur, Switzerland	Offices, Manufact., R&D	Orthopedics	252,000	23,400	Leased
Austin, Texas	Offices, Manufact., R&D	Orthopedics	210,000	19,500	Owned
Austin, Texas	Offices, Manufact., R&D	Cardiovascular	195,000	18,100	Leased
Münsingen, Switzerland	Offices	Orthopedics	114,200	10,600	Owned
Burnaby, Canada	Offices, Manufact.	Cardiovascular	50,000	4,700	Leased
Carlsbad, California	Offices, Manufact., R&D	Dental	44,800	4,200	Leased
Minneapolis, Minnesota	Offices, R&D	Spine-Tech	41,700	3,900	Owned
Freiburg, Germany	Offices and Inventory	Orthopedics	40,600	3,800	Leased
Baar, Switzerland	Offices and Inventory	Orthopedics	40,000	3,700	Leased
Calabassas, California	Offices and Manufact.	Dental	36,000	3,300	Leased
Etupes, France	Offices	Orthopedics	35,500	3,300	Owned
Baar, Switzerland	Offices	Orthopedics	35,500	3,300	Owned
Zurich, Switzerland	Offices	Group Management	32,000	3,000	Leased
Memphis, Tennesse	Offices and Inventory	Spine-Tech	30,000	2,800	Leased
Etupes, France	Offices and Manufact.	Orthopedics	27,000	2,500	Leased
Richmond, Canada	Offices, R&D	Cardiovascular	20,000	1,900	Owned
Milan, Italy	Offices	Orthopedics	17,800	1,650	Owned
Encino, California	Offices	Dental	14,000	1,300	Leased
Houston, Texas	Offices	Group Management	10,700	1,000	Leased
Austin, Texas	Offices, R&D	Biologics	8,600	800	Leased

        The Company disposed the facilities used by the Cardiovascular Division in Austin, Burnaby and Richmond with the sale of the Cardiovascular Division in January 2003.

        Centerpulse believes that its current facilities are adequate for the development, manufacturing and marketing of current and planned products.

Item 5. Operating and Financial Review and Prospects

5.A Operating Results

GENERAL

        The following operating and financial review should be read in conjunction with the Consolidated Financial Statements and Notes included elsewhere in this annual report. Centerpulse's financial statements are stated in Swiss francs, have been prepared in accordance with IFRS and have been reconciled with U.S. GAAP. See Note 31 to the Consolidated Financial Statements for a summary of the principal differences between IFRS and U.S. GAAP as they relate to Centerpulse. The following discussion contains forward-looking statements that involve risks and uncertainties. Centerpulse's actual results could differ materially from the results contemplated by these forward-looking statements due to certain factors, including those described in "Item 3.D—Key Information—Risk Factors" and elsewhere in this annual report.

CRITICAL ACCOUNTING POLICIES

        The following policies are considered to be critical to the reporting of the Company's results:

Inventory Valuation

        Centerpulse states its raw inventories, which include materials, supplies and consumables at the lower of original cost or net realizable value. Finished products and work in progress are stated at the lower of production cost or net realizable value. Production costs include the cost of materials and direct and indirect manufacturing cost. Depending on their nature and their use, inventories are valued on the basis of weighted average prices or using the first-in, first-out method. In addition, Centerpulse writes down inventories for estimated obsolescence or excess inventories equal to the difference between the cost of inventories and their estimated market value based upon assumptions about future demand and market conditions. Centerpulse considers prior and forecasted inventory usage to identify slow and non moving inventory. Demand is generated by customer purchase orders and forecasts and is compared to inventory levels on hand and on order to determine impairment levels. If actual market conditions are less favorable than those projected by management, additional inventory write-downs are required.

Legal Provisions

        A number of Centerpulse's companies are subject to litigation arising out of the normal conduct of their business, as a result of which claims could be made against them, which might not be covered by insurance. Centerpulse's most significant litigation exposure relates to the Implant Litigation. In 2001, Centerpulse estimated its exposure in respect of the Implant Litigation at USD 873 million, primarily in connection with the Settlement Agreement. In 2002, the Settlement Agreement, which covers the class action in the United States, was finalized. In March 2003, a Canadian settlement agreement was approved by a judge in the Quebec Superior Court. The ultimate outcome of other lawsuits in connection with the Implant Litigation cannot be presently determined mainly due to the uncertainties regarding ongoing developments in such litigation in other parts around the world outside Canada and the United States, plaintiffs who decided to opt out of the Settlement Agreement and the Company's liability under the Settlement Agreement for claims not covered fully by the applicable Settlement Trust. Centerpulse's current estimated provision might not be adequate and its ability to generate sufficient cash flow for repayment of financing obligations incurred in connection with funding the Settlement Agreement could be adversely affected. Centerpulse believes that its provision is the best available estimate for the total costs of litigation based on the information known as of December 31, 2002.

Research and Development Costs

        Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably.

Goodwill and Intangible Assets

        Goodwill arising from acquisitions is capitalized and amortized on a straight-line basis over its useful life, which does not exceed 20 years. Other intangible assets include licenses, patents, trademarks and similar rights, as well as existing technology acquired from third parties. These assets are amortized over their estimated useful lives, not exceeding 10 years. Management estimates these useful lives on the basis of the benefit they provide to the organization. Changes in the assumptions of the estimated useful life could have a negative impact on Centerpulse's results of operations. Centerpulse will continue to amortize goodwill under IFRS. However, as of January 1, 2002, Centerpulse adopted SFAS 142 "Goodwill and other Intangible Assets" under U.S. GAAP pursuant to which goodwill and certain indefinite intangibles will no longer be amortized but rather tested for impairment at least annually.

        The net of tax assets and liabilities amounted to CHF 522 million in 2002 and CHF 624 million in 2001. The change of CHF 102 million resulted from a deferred tax income of CHF 16 and a foreign currency translation effect of CHF 118 million.

        The deferred taxes on eliminations of unrealized gains above primarily relate to unrealized gains from a Swiss company belonging to the Orthopedics Division.

        There was no unrecognized deferred tax liability relating to undistributed earnings of subsidiaries at December 31, 2002, 2001 and 2000.

        The Company has loss carry-forwards available of CHF 3,948 million as of December 31, 2002. Of this amount, CHF 1,582 million will expire between 2003 and 2009 with the remaining amount of CHF 2,366 million still available for use post-2009. The tax effect of these loss carry-forwards, at their respective jurisdictional statutory rate, is CHF 550 million, which when netted with the associated valuation allowance of CHF 237 million, results in an anticipated tax benefit of CHF 313 million

Impairments

        Tangible and intangible assets are reviewed for impairment when circumstances change that cause management to question the recoverability of these assets. The Company's assessment compares the estimated discounted cash flows to be generated by the asset with its carrying value. When the carrying value is greater than the estimated discounted cash flows, an impairment charge is recognized. In 2001, Centerpulse performed this analysis and recorded impairment charges of CHF 91 million for intangible assets and CHF 50 million for financial assets. Centerpulse performed a similar review in 2002 and no impairment charge was recognized.

Taxes

        The Company recognizes annual provisions for income taxes assessed on its earnings and profits. These provisions are paid when due to the appropriate tax authorities. Timing differences exist between payment and financial statement recognition. Deferred taxes are provided for these differences. Centerpulse has recognized substantial deferred tax assets, some of which are comprised of tax loss carryforwards. The recoverability of these deferred tax assets is dependent on the Company being able to generate sufficient taxable income or capital gains to which the deferred tax assets may be applied. In the event the Company determines that it will not be able to realize all or part of these deferred tax assets in the future, an adjustment to deferred tax assets is charged to income in the period such determination is made. Centerpulse has recognized valuation allowances in those jurisdictions where, based on its operating projections, it does not expect to utilize the deferred tax assets before they expire.

NEW ACCOUNTING STANDARDS

        There were no new IFRS accounting standards adopted by the Company affecting the Consolidated Financial Statements. There were, however, new U.S. GAAP accounting standards in respect of the Consolidated Financial Statements that were reviewed or adopted by the Company, as described below.

        The Financial Accounting Standards Board ("FASB") recently issued several new accounting standards including SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" and SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" which will be effective for periods beginning on or after January 1, 2003. The Company is currently determining the effect, if any, of any divergencies these new standards cause from in respect of the Consolidated Financial Statements.

        FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," in November 2002. This Interpretation provides further guidance for the disclosure and accounting for guarantees. The Company adopted the disclosure provisions for the year ended December 31, 2002. In accordance with this Interpretation, all guarantees entered into after December 31, 2002 are required to be recognized as a liability at fair value. This new Interpretation is not expected to have a material impact on the Consolidated Financial Statements.

        The Company adopted FASB Interpretation No. 46 "Consolidation of Variable Interest Entities." This new Interpretation is not expected to have a material impact on the Consolidated Financial Statements.

        The Company adopted SFAS No. 141 "Business Combinations" for all business combinations after June 30, 2001. This Standard requires that all business combinations be accounted for using the purchase method, and it further clarifies the criteria for recognition of intangible assets separately from goodwill. Since June 30, 2001, the Company has had no material business combinations.

        Effective January 1, 2002, the Company adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets." This Standard supersedes and amends existing accounting literature related to the impairment and disposal of long-lived assets.

DIVISIONS AND SEGMENT REPORTING

        Centerpulse managed and administered its operations through four divisions in 2002 and 2001, Orthopedics, Spine-Tech, Dental and the now-divested Cardiovascular. Each of these divisions constitutes a segment for financial reporting purposes. In addition, Centerpulse organizes its business for sales and distribution purposes using three geographic areas: Europe; North America, which is comprised principally of the United States, but also includes sales in Canada; and the rest of world, which includes Latin America, Asia and countries outside North America and Europe.

        Until 2001, the Company reported in three operating segments: Orthopedics, Cardiovascular Prostheses and Biologics. Orthopedics was comprised of the operations that are presently the Orthopedics, Spine-Tech and Dental Divisions. The Cardiovascular Prostheses Division became the Cardiovascular Division. Until mid-2002, Biologics constituted a separate division and was reported as such. In order to rationalize the contribution of the Biologics Division to particular product lines and to better develop practical applications using biologically oriented devices, Centerpulse integrated the Biologics Division into its remaining divisions and has ceased treating it as a separate division. Accordingly, biologics operations are accounted for within Centerpulse's other divisions or as general R&D activities for those projects that are shared across the divisions.

        The Company also designates certain of its businesses as "Group Management" that is reported separately because it provides central services to all divisions. Certain of these services are charged to each of the divisions on the basis of their consumption of such services, while others are allocated among the divisions.

        On June 12, 2002, the Company announced its plans to divest the Cardiovascular Division, comprising the Group's entire cardiac care and vascular care product lines which produced and distributed mechanical and tissue heart valves and products for the treatment of vascular obstructions and diseases. The Company now focuses on its core businesses: hip and knee implants (Orthopedics Division), spine implants and instrumentation (Spine-Tech Division), dental implants (Dental Division) and R&D, to capitalize on the Group's redefined core markets.

        On November 7, 2002, the Company announced the closing of the sale of Intra Therapeutics, Inc. to ev3 Inc., a portfolio company of private equity firms Warburg Pincus LLC and The Vertical Group for USD 95 million. On November 18, 2002, the Company announced the closing of the sale of Vascutek Ltd. to Terumo Corporation of Japan for USD 170 million. On November 27, 2002, the Group announced that it had entered into a definitive agreement to sell its Carbomedics Inc. and Mitroflow Corp. mechanical and tissue valve business to Italian medical device company Snia S.p.A. for total consideration of USD 116 million. On January 21, 2003, the Company announced the closing of the sale.

        The gain on the sale of the business unit Vascular Care, consisting of Centerpulse's grafts and stents business, amounted to CHF 200 million.

        In accordance with IAS 35 the Cardiovascular Division divestment qualifies as a discontinued operation. This division represented 19% of Centerpulse's consolidated revenues in 2001 with operations primarily in the European Union and North America.

        The impact of the divested business on the Consolidated Financial Statements was as follows:

	(in millions CHF)
	2002	2001
Net sales	72	—
Operating income	15	—
Taxes	(8)	—
Total assets	155	—
thereof cash	—	—
Total liabilities	47	—

NET SALES AND EXPENSES

Net Sales

        Centerpulse derives its net sales from the sale of medical technology implants and biological materials for orthopedic and dental markets worldwide. The product array includes artificial joints, spinal implants, dental implants and instrumentation. Sales of artificial joints are derived substantially from hip and knee implants. Prior to the divestiture of its cardiovascular business completed in January 2003, the Company also derived net sales from the sale of cardiovascular implants and instrumentation.

        Centerpulse recognizes revenue upon shipment, provided that the following have occurred: title and risk of loss have passed to the customer; there is persuasive evidence of an arrangement; the sales price is fixed or determinable; collection of the related receivables is reasonably assured; and customer-acceptance criteria, if any, have been successfully demonstrated. For products with acceptance criteria that are not successfully demonstrated prior to shipment, revenue is recognized upon customer acceptance. Centerpulse recognizes service revenue as the services are performed. Centerpulse also accrues for anticipated product returns and customer credits in respect of consignment stock upon recognition of the related revenues. A substantial majority of Centerpulse's inventory is held as consignment stock. Accrued expenses result in lowered net sales and do not affect expenses.

Expenses

        Cost of Sales.    Cost of sales consists primarily of costs for direct labor, allocated manufacturing overhead, raw materials and components, royalty expenses associated with licensed technologies used in Centerpulse's products or processes and certain other period expenses as insurance costs related to product liability insurance, depreciation of instruments and other miscellaneous items. Cost of sales and, correspondingly, gross profit can be expected to fluctuate in future periods depending upon changes in product sales mix and prices, distribution channels and geographies, manufacturing yields, period expenses and levels of production volume.

        Selling, General and Administrative Expenses.    Selling, general and administrative ("SG&A") expenses consist primarily of salaries, benefits, sales commissions, royalty expenses associated with Centerpulse's key surgeons, marketing costs, facility costs, allocation for shared services and other general business and administrative expenses.

        Selling expenses and marketing, promotion and distribution expenses included within SG&A consist primarily of salaries, commissions, benefits, shipping, customer service, brand management, market research, samples and promotional materials.

        Research and Development Expenses.    Research and development expense includes costs associated with the design, development, testing, deployment, enhancement and regulatory approval of Centerpulse products. Centerpulse anticipates that R&D expenditures will increase in absolute amounts in future periods as it continues to increase investment in product development initiatives. However, Centerpulse expects these expenses, as a percentage of net sales, to be comparable to historical levels. As a result of the recent divestitures, short-term R&D is expected to decrease in absolute terms, but is expected to be comparable to historical R&D spending as a percentage of sales, as it will grow in line with the remaining businesses.

        Goodwill Amortization.    Intangible assets consist of goodwill and purchased intangibles principally related to completed technology, workforce, distribution channels and trademarks. Under IFRS, Centerpulse will continue to amortize goodwill on a straight-line basis over 20 years and purchase intangibles over periods ranging up to 10 years. In accordance with SFAS 142, "Goodwill and other Intangible Assets," which the Company adopted as of January 1, 2002, Centerpulse no longer amortizes goodwill for U.S. GAAP purposes but evaluates it for impairment upon implementation and at least annually thereafter.

RESULTS OF OPERATIONS

        As described elsewhere herein, Centerpulse has divested the Cardiovascular Division. As used herein, "discontinued operations" includes the results of the Cardiovascular Division and excludes the sales to ATS Medical, Inc. ("ATS Medical"), an unrelated third party to whom the Cardiovascular Division sold heart valves and related products under a long-term OEM contract. As used herein, "continuing operations" excludes the results of the Cardiovascular Division and includes the sales to ATS Medical.

        The Company uses the terminology "adjusted for currency effects," "in local currencies" or "currency adjusted" to refer to figures expressed in local currencies, thereby excluding the currency translation effect that results from converting local currencies to the Company's reporting currency, which is the Swiss franc.

Years Ended December 31, 2002 and 2001

        The following table presents the Company's consolidated results of operations for the years ended December 31, 2002 and 2001, which have not been adjusted to reflect the divestiture of the Cardiovascular Division.

	2002		2001		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%
Net sales	1,470	100.0	1,418	100.0	52	3.7
Cost of sales	(480)	(32.7)	(540)	(38.1)	60	-11.1
Gross profit	990	67.3	878	61.9	112	12.8
Selling, general administrative expenses	(631)	(42.9)	(648)	(45.7)	17	-2.6
R&D expenses	(94)	(6.4)	(130)	(9.2)	36	-27.7
Other operating income/expenses	2	0.1	—	—	2	n/m
Goodwill amortization	(50)	(3.4)	(57)	(4.0)	7	12.3
Hip and knee settlement	—	—	(1,476)	(104.1)	1,476	n/m
Exceptional operating items	(12)	(0.8)	(198)	(14.0)	186	n/m
Gain the sale of discontinued operations	200	13.6	—	—	200.0	n/a
Operating income/loss	405	27.6	(1,631)	(115.0)	2,036	n/m
Financial income/expenses	(28)	(1.9)	7	0.5	(35)	n/m
Other non-operating income/expenses	(1)	(0.1)	(21)	(1.5)	20	n/m
Net income/loss before taxes	376	25.6	(1,645)	(116.0)	2,021	n/m
Taxes	(37)	(2.5)	454	32.0	(491)	n/m
Net income/net loss before minority interests	339	23.1	(1,191)	(84.0)	1,530	n/m
Minority interests	(2)	(0.1)	(2)	(0.1)	—	0.0
Net income/loss	337	22.9	(1,193)	(84.1)	1,530	n/m
Per registered share/per ADS
Basic earnings/loss per share	33.10		(119.62)		152.72	n/m
Basic earnings/loss per share	3.31		(11.96)		15.27	n/m
Basic earnings/loss per share	32.82		(119.62)		152.44	n/m
Basic earnings/loss per share	3.28		(11.96)		15.24	n/m

        Net Sales.    Net sales increased in 2002 by CHF 52 million, or 3.7%, to CHF 1,470 million from CHF 1,418 million in the same period in 2001. This increase was primarily due to the increase in Orthopedics Division sales of CHF 68 million in 2002 compared to the same period in 2001.

        Net sales from continuing operations increased in 2002 by CHF 83 million, or 7.2%, to CHF 1,241 million from CHF 1,158 million in 2001. The largest contribution to the increase came from Orthopedics Division, which grew by CHF 68 million, or 8%, to CHF 923 million.

        The following table presents the Company's 2002 and 2001 net sales attributable to the Company's divisions and continuing and discontinued operations.

	2002		2001		Change
	(in CHF millions)	% of Total	(in CHF millions)	% of Total	(in CHF millions)%
Net sales
Orthopedics Division	923	62.8	855	60.3	68	8.0
Spine-Tech Division	179	12.2	175	12.3	4	2.3
Dental Division	131	8.9	120	8.5	11	9.2
Biologics and Group Management(a)	8	0.5	8	0.5	8	0.0
Continuing operations	1,241	84.4	1,158	81.6	83	7.2
Cardiovascular Division(b)	229	15.6	260	18.4	(31)	(11.9)
Total	1,470	100.0	1,418	100.0	52	3.7

(a)
Includes CHF 7.8 million in annual sales to ATS Medical.
(b)
Excludes CHF 7.8 million in annual sales to ATS Medical.

        The following table presents the Company's 2002 and 2001 net sales and related growth rates attributable to geographic regions.

Net Sales by Region	Europe	North America	Rest of World	Total
2002 (in CHF millions)	669	639	162	1470
2001 (in CHF millions)	640	629	149	1418
Reported growth rate (in %)	5	1	9	4
Growth rate currency adjusted (in %)	9	10	18	10

        Net sales increased in Europe by CHF 33 million, or 5%, in North America by CHF 6 million, or 1%, and in the rest of the world by CHF 13 million, or 9%, in 2002 compared to the same period in 2001. Adjusted for currency effects, net sales increased by 9% in Europe, 10% in North America and 18% in the rest of the world in 2002 compared to the same period in 2001.

        Gross Profit.    Gross profit increased in 2002 by CHF 112 million, or 12.8%, to CHF 990 million from CHF 878 million in 2001. This gross profit increase resulted from an increase in net sales and a decrease in cost of sales. The decrease in cost of sales was due primarily to the increased 2001 cost of sales from non-recurring items and the 2002 cost of sales reflects a return to normal levels. Cost of sales decreased by CHF 60 million, or 11.1%, to CHF 480 million in 2002 from CHF 540 million in 2001. Cost of sales as a percentage of net sales decreased to 32.7% in 2002 from 38.1% in 2001. Gross margin increased from 61.9% in 2001 to 67.3% in 2002.

        Cost of sales from continuing operations decreased by CHF 29 million, or 6.7%, from CHF 431 million in 2001 to CHF 402 million in 2002. Gross margin from continued operations increased from 62.8% in 2001 to 67.6% in 2002.

        Cost of sales from discontinued operations decreased by CHF 31 million, or 28.4%, from CHF 109 million in 2001 to CHF 78 million in 2002. Gross margin from discontinued operations increased from 58.1% in 2001 to 65.9% in 2002.

Operating Income

        The following table presents the Company's 2002 and 2001 operating income attributable to the Company's divisions and continuing and discontinued operations.

	2002		2001		Change
	(in CHF millions)	% of Total	(in CHF millions)	% of Total	(in CHF millions)%
Operating income
Orthopedics Division	168	41.5	(1,370)	84.0	1,538	n/m
Spine-Tech Division	7	1.7	(35)	2.1	42	n/m
Dental Division	15	3.7	2	(0.1)	13	650.0
Biologics and Group Management (a)	(14)	(3.5)	(132)	8.1	118	n/m
Continuing operations	176	43.4	(1,535)	94.1	1,711	n/m
Cardiovascular Division (b)	29	7.2	(96)	5.9	125	n/m
Gain on Sale of Discontinued Operations	200	49.4	—	—	200	n/m
Total	405	100.0	(1,631)	100.0	2,036	n/m

(a)
Includes CHF 7.8 million in annual sales to ATS Medical.
(b)
Excludes CHF 7.8 million in annual sales to ATS Medical.

        Operating income increased by CHF 2,036 million to CHF 405 million in 2002 from CHF -1,631 million in 2001. As a percentage of sales, operating income was 27.6% in 2002 compared to -115.0% in 2001. This increase was principally due to a provision booked in 2001 for the Settlement Agreement plus related legal expenses and related fees.

        Operating income from continuing operations increased by CHF 1,711 million to CHF 176 million in 2002 from CHF -1,535 million in 2001. This increase was principally due to a provision booked in 2001 for the Settlement Agreement plus related legal expenses and fees. Excluding the impact of the Implant Litigation and exceptional operating items, operating income from continuing operations increased in 2002 by CHF 124 million, or 203.3%, to CHF 185 million from CHF 61 million in 2001. Operating income from discontinued operations increased by CHF 325 million to CHF 229 million in 2002 from CHF -96 million in 2001. Included in the operating income of the discontinued operations is the sale of the vascular businesses.

        SG&A expenses decreased in 2002 by CHF 17 million or 2.6% to CHF 631 million from CHF 648 million in 2001. As a percentage of sales, SG&A expenses decreased to 42.9% in 2002 from 45.7% in 2001. SG&A expenses for continuing operations increased by CHF 11 million, or 2.1%, from CHF 528 million in 2001 to CHF 539 million in 2002. SG&A expenses for discontinued operations decreased by CHF 28 million, or 23.3%, from CHF 120 million in 2001 to CHF 92 million in 2002. While Centerpulse's relatively stable fixed-cost structure contributed to this favorable improvement, it was slightly offset by the build-up of headquarters' functions in Zurich in connection with downsizing activities at the Houston office as well as a restructuring of the Orthopedics operations in Baar and Winterthur, Switzerland.

        R&D expenses decreased in 2002 by CHF 36 million, or 27.7%, to CHF 94 million from CHF 130 million in 2001. R&D expenses for continuing operations decreased in 2002 by CHF 17 million, or 18.9%, to CHF 73 million from CHF 90 million in 2001. R&D expenses for discontinued operations decreased in 2002 by CHF 19 million, or 47.6%, to CHF 21 million from CHF 40 million in 2001. This decrease was mainly due to the downsizing of Biologics activities, including closing the Denver factory in 2001.

        Financial income/expense was CHF -28 million in 2002 compared to CHF 7 million in 2001. Other nonoperating expenses were CHF -1 million in 2002 compared to CHF 21 million in 2001. Financial income/expenses included the expenses for arranging the USD 635 million Senior Credit Facility related to the Implant Litigation of approximately CHF 14 million.

        Tax expenses increased by CHF 491 million from CHF -454 million in 2001 to CHF 37 million in 2002, reflecting non-recurring tax benefits booked in 2001 in relation to the Settlement Agreement.

        Net Income.    Net income increased by CHF1,530 million in 2002 to CHF 337 million from CHF -1,193 million in 2001 primarily as a result of the provision made in connection with the Settlement Agreement in 2001. Favorable increases in operating income and a decrease in other nonoperating expenses more than offset an increase in financial expenses.

        Net income from continuing operations increased by CHF 1,232 to CHF 122 million in 2002 compared to CHF -1,110 million in 2001. Net income from discontinued operations increased by CHF 298 to CHF 215 million in 2002 compared to CHF -83 million in 2001.

Orthopedics Division

        The following table presents the Orthopedics Division's results of operations for the years ended December 31, 2002 and 2001.

	2002		2001		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%
Net sales	923	100.0	855	100.0	68	8.0
Operating income/loss	168	18.2	(1,370)	(160.2)	1,538	n/m

        The following table presents the Orthopedics Division's 2002 and 2001 net sales and related growth rates attributable to geographic regions.

	Europe	North America	Rest of World	Total
Net sales by region
2002 (in CHF millions)	542	289	92	923
2001 (in CHF millions)	506	267	82	855
Reported growth rate (in %)	7	8	13	8
Growth rate currency adjusted (in %)	11	17	22	14

        Net Sales.    The Orthopedics Division achieved double-digit currency adjusted growth in all reported regions in 2002: Europe 11% (reported 7%), North America 17% (8%) and rest of the world 22% (13%).

        In the North American market, the UniSpacer™ minimally invasive knee implant, which was launched in early 2002, Durasul® highly crosslinked polyethylene components, Converge™ hip shells and the Alloclassic™ hip stem made significant contributions to the growth in North America. The trend towards minimally invasive surgery was also addressed through the introduction of instruments for use with MIS surgical techniques and with the creation of the BioSkills Laboratory at the Austin facility and the Centerpulse Accelerated Recovery Experience (C.A.R.E.™) program.

        The Company's primary markets of Germany, France and Switzerland contributed to the sales growth in Europe, where the Company believes overall that it is the market leader. Furthermore, sales in Spain and the Netherlands have grown substantially year-on-year in local currencies.

        The primary sales drivers in the European markets were the knee segment with the Natural-Knee™ II and the Innex™, a European designed knee system. In the hip area the CLS™ stem has shown significant growth as a result of the Company's "Originals' marketing campaign, which included events under the brand of "CE-dedicated to continuous education"™. Initial UniSpacer™ surgeries were performed in Europe in the fourth quarter of 2002. In computer-aided surgery more then 70 applications were installed, more than 50 of which were for CT-less knee applications. In Japan, Centerpulse's increased focus has resulted in a growth of 21% for the year.

        Cost of sales in 2002 slightly decreased compared to 2001 as a result of manufacturing efficiency improvements as well as non-recurring items, charged to cost of sales in 2001, which, in total, more than offset an increase in product liability insurance expenses.

        The Company believes that the impact of the Implant Litigation on the performance of its Orthopedics Division has been greatly reversed since 2001.

        Operating Income.    Operating income increased in 2002 by CHF 1,538 million to CHF 168 million from CHF -1,370 million in 2001. Excluding the provision for the impact of the Implant Litigation, operating income increased in 2002 by CHF 62 million, or 58.5%, to CHF 168 million from CHF 106 million in 2001.

        SG&A expenses decreased in 2002 compared to 2001 as a result of the partial closure of the Baar facility in 2002 and subsequent consolidation of operations into the Winterthur, Switzerland facility. R&D expenses decreased in 2002 compared to 2001 as a result of the closure of the Biologics facility in Denver in 2001 and streamlining of R&D activities.

Spine-Tech Division

        The following table presents the Spine-Tech Division's results of operations for the years ended December 31, 2002 and 2001.

	2002		2001		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%
Net sales	179	100.0	175	100.0	4	2.2
Operating income/loss	7	3.9	(35)	(20.0)	42	n/m

        The following table presents the Spine-Tech Division's 2002 and 2001 net sales and related growth rates attributable to geographic regions.

	Europe	North America	Rest of World	Total
Net sales by region
2002 (in CHF millions)	20	153	6	179
2001 (in CHF millions)	17	153	5	175
Reported growth rate (in %)	15	0	14	2
Growth rate currency adjusted (in %)	18	8	35	10

        Net Sales.    Net sales in the Spine-Tech Division increased in 2002 by CHF 4 million, or 2.2%, to CHF179 million from CHF 175 million in 2001. Adjusted for revenues from Proceed™ products, a product range discontinued in September 2001, net sales increased approximately by 8% in CHF. Proceed™ is a product range for which the Company acted as a third-party distributor, a role that was discontinued following the acquisition of the manufacturer by another party.

        As in the past, approximately 86% of net sales of spinal implants were made in the United States and Canada in 2002. Cervical implant products showed the strongest growth during this period, reflecting the Division's success in targeting neurosurgeons for its cervical products. The main products that contributed to this growth were the Trinica™ fixation plates and the BAK/C® interbody fusion cages, as well as products for the lumbar spine, such as the Silhouette™ spinal fixation system and the BP™/Lordotic™ interbody fusion system.

        In Europe, Dynesys™ continued to generate growth.

        Cost of sales in 2002 compared to 2001 decreased as a result of non-recurring items charged to cost of sales in 2001 and savings in supply management. Stable costs combined with increasing net sales, and the discontinuation of Proceed™, contributed to a significant improvement in gross margin for the Spine-Tech Division.

        Operating Income.    Operating income increased in 2002 by CHF 42 million, to CHF 7 million from CHF -35 million in 2001. This increase was due to an increase in gross profit and a reduction in both SG&A and R&D expenses.

        SG&A expenses decreased in 2002 compared to 2001 primarily as a result of positive fluctuations in the USD-CHF exchange rates. R&D expenses decreased in 2002 compared to 2001 primarily as a result of more focused R&D activities.

Dental Division

        The following table presents the Dental Division's results of operations for the years ended December 31, 2002 and 2001.

	2002		2001		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%
Net sales	131	100.0	120	100.0	11	9.2
Operating income/loss	15	11.5	2	1.7	13	650.0

        The following table presents the Dental Division's 2002 and 2001 net sales and related growth rates attributable to geographic regions.

	Europe	North America	Rest of World	Total
Net sales by region
2002 (in CHF millions)	29	80	22	131
2001 (in CHF millions)	26	78	16	120
Reported growth rate (in %)	9	3	39	9
Growth rate currency adjusted (in %)	14	12	54	18

        Net Sales.    Net sales grew in the Dental Division in 2002 by CHF 11 million, or 9.2%, to CHF 131 million from CHF 120 million compared to 2001. Sales of the Tapered Screw-Vent®, SwissPlus™ and Tapered SwissPlus™ contributed significantly to this growth.

        Dental Division sales in France, Germany, Israel and the Pacific Rim region recorded substantial growth rates. New sales structures in Europe contributed to this growth. In Germany and France, the Dental Division's products are now sold directly by division employees, and a Vice President European

Sales has been appointed. A distribution agreement was also concluded with Atlantis Components Inc. in May 2002 for the supply of patient-specific titanium abutments manufactured using Atlantis' software and laser technology for the rapid production of custom implants. This distribution agreement provides the Dental Division with access to a new market sector, the mass customized dental implant market. The distribution agreement with Atlantis also gives the Dental Division worldwide distribution rights that are exclusive for its potential interfaces and non-exclusive for all others. Atlantis began supplying customized abutments to the Dental Division in the United States in September 2002.

        Cost of sales in 2002 compared to 2001 decreased primarily as a result of manufacturing efficiency improvements.

        Operating Income.    Operating income increased in 2002 by CHF 13 million, to CHF 15 million from CHF 2 million in 2001. This increase was primarily due to an increase in gross profit offset in part by an increase in SG&A expenses. SG&A expenses increased significantly in 2002 compared to 2001 primarily as a result of strengthening the European sales organization as well as increased investments in educational training. R&D expenses remained approximately at the same level in 2002 compared to 2001.

Cardiovascular Division

        The following table presents the Cardiovascular Division's results of operations for the years ended December 31, 2002 and 2001, excluding annual sales to ATS Medical of CHF 7.8 million.

	2002		2001		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%
Net sales	229	100.0	260	100.0	(31)	(11.9)
Operating income/loss	29	12.6	(96)	(36.9)	125	n/m

        Net Sales.    Net sales decreased in 2002 by CHF 31 million, or 11.9%, in the Cardiovascular Division to CHF 229 million from CHF 260 million in 2001. The price of mechanical heart valves continued to decrease in Europe and Asia, due to a shift in market preference to tissue heart valves. The closing of the divestiture of the vascular businesses in November 2002 had a significant adverse impact on net sales due to deconsolidation.

        Cost of sales in 2002 compared to 2001 decreased significantly due to non-recurring items charged to cost of sales in 2001.

        Operating Income.    Operating income increased in 2002 by CHF 125 million to CHF 29 million from CHF -96 million in 2001.

        SG&A expenses decreased significantly in 2002 compared to 2001 primarily due to favorable USD-CHF exchange rates and the deconsolidation of operations. R&D expenses decreased in 2002 compared to 2001 due to the closure of the Biologics facility in Denver as well as the deconsolidation of operations.

Year Ended December 31, 2001 and 2000

        The following table presents consolidated results of operations for the years ended December 31, 2001 and 2000, which have not been modified to reflect the divestiture of the Cardiovascular Division in 2002 and 2003.

	2001		2000		Change 2001
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%
Net sales	1,418	100.0	1,347	100.0	71	5.3
Cost of sales	(540)	(38.1)	(420)	(31.2)	(120)	28.6
Gross profit	878	61.9	927	68.8	(49)	(5.3)
Selling, general and administrative expenses	(648)	(45.7)	(555)	(41.2)	(93)	16.8
R&D expenses	(130)	(9.2)	(108)	(8.0)	(22)	20.4
Other operating income/expenses	—	—	6	0.4	(6)	(100.0)
Goodwill amortization	(57)	(4.0)	(39)	(2.9)	(18)	46.2
Hip and knee settlement	(1,476)	(104.1)	—	—	(1,476)	n/a
Exceptional operating items	(198)	(14.0)	(1)	(0.1)	(197)	197.0
Operating income/loss	(1,631)	(115.0)	230	17.1	(1,861)	n/a
Financial income/expenses	7	0.5	29	2.2	(22)	(75.9)
Other nonoperating income/expenses	(21)	(1.5)	—	—	(21)	n/a
Income/loss before taxes	(1,645)	(116.0)	259	19.2	(1,904)	n/a
Taxes	454	32.0	(67)	(5.0)	521	n/a
Net income/net loss before minority interests	(1,191)	(84.0)	192	14.2	(1,383)	n/a
Minority interests	(2)	(0.1)	(2)	(0.1)	—	—
Net income/net loss	(1,193)	(84.1)	190	14.1	(1,383)	n/a
Per registered share/per ADS (in CHF)
Adjusted basic income per share	(119.62)		19.01		n/m
Adjusted basic income per ADS	(11.96)		1.90		n/m
Adjusted diluted income per share	(119.62)		18.98		n/m
Adjusted diluted income per ADS	(11.96)		1.90		n/m

Net Sales

        The following table presents the Company's 2001 and 2000 net sales attributable to its divisions and its continuing and discontinued operations.

	Year Ended December 31,
	2001		2000		Change
	(in CHF millions)	% of Total	(in CHF millions)	% of Total	(in CHF millions)%
Net Sales by Division
Orthopedics Division	855	60.3	861	63.9	(6)	(0.7)
Spine-Tech Division	175	12.3	179	13.3	(4)	(2.2)
Dental Division	120	8.5	57	4.2	63	110.5
Biologics and Group Management(a)	8	0.6	—	—	8	n/a
Continuing Operations	1,158	81.7	1,097	81.4	61	5.6
Cardiovascular Division(b)	260	18.3	250	18.6	10	4.0
Total	1,418	100.0	1,347	100.0	71	5.3

(a)
Includes CHF 7.8 million in annual sales to ATS Medical in 2001.
(b)
Excludes CHF 7.8 million in annual sales to ATS Medical in 2001.

        The following table presents the Company's 2001 and 2000 net sales and related growth rates attributable to geographic region.

Net Sales by Region	Europe	North America	Rest of World	Total
2001 (in CHF millions)	640	629	149	1418
2000 (in CHF millions)	606	602	139	1347
Reported growth rate (in %)	6	5	7	5
Growth rate acquisition adjusted (in %)	3	(6)	(1)	(2)
Growth rate acquisition and currency rate adjusted (in %)	6	(6)	6	1

        The strong currency adjusted growth in net sales in Europe of hip and knee implants of 7% was offset by a 9% decline in currency adjusted net sales of hip and knee implants in the United States as a result of the recall and the market withdrawal of the affected implants in the United States relating to the Implant Litigation. The decline in the Spine-Tech Division's net sales was due to the discontinuation of the distribution of the product Proceed™ in the fourth quarter, as well as reduced cage sales in a shrinking cage market. The strong increase in Dental Division net sales was related to the acquisition of Paragon at the beginning of 2001.

        With regard to Cardiovascular Division net sales, strong growth in tissue valve sales did not offset declining sales volume of mechanical heart valves in the cardiac care business unit. In the vascular business unit, revenues were increased through the acquisition of IntraTherapeutics Inc., as well as through organic growth.

        Gross Profit.    Gross profit decreased in 2001 by CHF 49 million, or 5.3%, to CHF 878 million from CHF 927 million in 2000. The decrease in gross profit was a result of an increase in cost of sales by 29%, which was only partially offset by an increase in sales of 5%.

        Cost of sales increased in 2001 by CHF 120 million, or 29%, to CHF 540 million from CHF 420 million in 2000. Cost of sales as a percentage of net sales increased to 38% in 2001 from 31% in 2000. Cost of sales increased due to non-recurring charges in the fourth quarter amounting to CHF 83 million. These mainly resulted from the amortization of an inventory step-up related to the acquisition of IntraTherapeutics Inc., inventory allowances for discontinued products, write-down related to previously non-depreciated surgical instruments, technology license write-down, patent litigation expenses, corporate name change and other items. CHF 33 million of these charges were included in the depreciation and amortization of CHF 195 million reported in 2001. A strict review of purchase and distribution agreements, inventory and receivables initiated by management in 2001 resulted in the non-recurring charges that, although nonrecurring, were part of business operations and did not qualify as "exceptional operating items." As a result of those charges and increased product liability costs, gross margin dropped from 69% to 62%. Cost of sales for continuing operations increased CHF 85 million, or 25%, from CHF 347 million in 2000 to CHF 432 million in 2001.

        Gross margin from continuing operations decreased from 65% in 2000 to 63% in 2001. This decrease was partly due to CHF 11 million of the non-recurring charges described above.

Operating Income

        The following table represents the Company's 2001 and 2000 operating income attributable to the Company's divisions and continuing and discontinued operations.

	2001		2000		Change
	(in CHF millions)	% of Total	(in CHF millions)	% of Total	(in CHF millions)%
Operating income
Orthopedics Division	(1,370)	84.0	187	81.3	(1,557)	n/m
Spine-Tech Division	(35)	2.1	(4)	(1.7)	(31)	n/m
Dental Division	2	(0.1)	2	0.9	—	—
Biologics and Group Management(a)	(132)	8.0	(22)	(9.6)	(110)	n/m
Continuing operations	(1,535)	94.1	163	70.9	(1,698)	n/m
Cardiovascular Division(b)	(96)	5.9	67	29.1	(163)	n/m
Total	(1,631)	100.0	230	100.0	(1,861)	n/m

(a)
Includes CHF 7.8 million in sales to ATS Medical in 2001.
(b)
Excludes CHF 7.8 million in sales to ATS Medical in 2001.

        Operating income decreased in 2001 by CHF 1,861 million to CHF -1,631 million from CHF 230 million in 2000. Excluding provisions in respect of the Implant Litigation and exceptional operating items, operating income would have decreased CHF 188 million, or 81%, to CHF 43 million from CHF 231 million in 2001. In addition to the SG&A and R&D expenses described below, the weak operating performance of Centerpulse's peripheral stent operations, acquired in 2001, contributed to the decrease in operating income.

        SG&A expenses increased in 2001 by CHF 93 million, or 17%, to CHF 648 million from CHF 555 million in 2000. As a percentage of sales, SG&A expenses increased from 41% in 2000 to 46% in 2001. The increase was primarily due to the decision to restructure Centerpulse's management companies. Centerpulse shifted from a dual headquarters structure (Winterthur, Switzerland and Houston, Texas) to one headquarters in Zurich, supported by some corporate functions at Houston, Texas and some corporate functions at Austin, Texas. Centerpulse incurred further non-recurring charges in the fourth quarter of 2001, amounting to CHF 25 million. These charges were mainly related to receivables and bad-debt adjustments. In 2001, CHF 11 million of this amount was included in the CHF 195 million of depreciation and amortization reported by Centerpulse. SG&A expenses for continuing operations increased in 2001 compared to 2000 by CHF 61 million, or 13%, from CHF 475 million in 2000 to CHF 536 million in 2001.

        R&D expenses increased in 2001 by CHF 22 million from CHF 108 million in 2000 to CHF 130 million. As a percentage of sales, R&D expenses increased from 8% in 2000 to 9% in 2001. R&D expenses increased mainly due to a reclassification of costs in the Orthopedics Division, as well as significant expenses on a project in the Cardiovascular Division.

        Goodwill amortization increased in 2001 compared to 2000 due to the acquisitions of Paragon and IntraTherapeutics Inc. at the beginning of 2001.

        The exceptional operating items in 2001 amounted in total to CHF 1.67 billion, of which 5%, or CHF 78 million, related to the discontinued operations. The majority of the exceptional items related to the provision in respect of the Implant Litigation, which was USD$ 873 million (or CHF 1,476 million). As described in further detail in Note 10 to the Consolidated Financial Statements, exceptional operating items in 2001 further included various impairment charges totaling CHF 91 million (such as impairment in the goodwill of IntraTherapeutics Inc.) and write-downs in investments and minority holdings in ReGen Inc, Orquest Inc., @Outcome Inc. and Orthosoft Inc.

totaling CHF 50 million, as well as costs totaling CHF 105 million mainly related to re-branding and restructuring costs in a number of subsidiaries following the spin-off from Sulzer AG. Exceptional operating items further included litigation settlement income related to patent infringement litigation with Surgical Dynamics, Inc., a Spine-Tech Division competitor, of CHF 48 million.

        Operating income from continuing operations was CHF -1,551 million in 2001 compared to CHF 163 million in 2000.

        Financial income/expense was CHF 7 million in 2001 compared to CHF 29 million in 2000. This was mainly a result of the fact that the Company significantly reduced its cash balance through acquisitions and one-off costs, therefore receiving less interest income during 2001. Interest income decreased from CHF 38 million in 2000 to CHF 11 million in 2001, while interest expense remained constant in both years at CHF 8 million.

        Non-operating expenses increased by CHF 21 million in 2001 compared to 2000 primarily as a result of the spin-off from Sulzer AG, and defense costs for the unsuccessful hostile takeover bid for Sulzer AG in 2000.

        Taxes were CHF -67 million in 2000 compared to CHF 454 million in 2001, mainly as a result of tax benefits of CHF 350-400 million booked in connection with the Settlement Agreement.

        Net Income.    Net income decreased by CHF 1,383 million to CHF -1,193 million in 2001 from CHF 190 million in 2000. The exceptional items described above mainly affected net income, partially offset by the deferred tax asset related to the Settlement Agreement booked in 2001.

        Net income from continuing operations was CHF -1,121 million in 2001 compared to CHF 147 million in 2000.

Orthopedics Division

        The following table presents the results of operations for the Orthopedics Division for the years ended December 31, 2001 and 2000.

	2001		2000		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%
Net sales	855	100.0	861	100.0	(6)	(0.7)
Operating income/loss	(1,370)	(160.2)	187	21.7	(1,557)	n/m

        The following table presents the Orthopedics Division's 2001 and 2000 net sales and related growth rates attributable to geographic regions.

	Europe	North America	Rest of World	Total
Net sales by region
2001 (in CHF millions)	506	267	82	855
2000 (in CHF millions)	490	294	77	861
Reported growth rate (in %)	3	(9)	5	(1)
Growth rate acquisition adjusted (in %)	3	(9)	1	(1)
Growth rate acquisition and currency adjusted (in %)	7	(9)	11	2

        Net Sales.    Net sales decreased in 2001 by CHF 6 million, or 1%, to CHF 855 million from CHF 861 million in 2000. Adjusted for the effects of acquisitions and currency impacts, net sales increased by approximately 2%.

        Centerpulse's operations in Europe showed strong currency adjusted growth rates due mainly to the performance of knee implants, such as the Natural-Knee™ II, despite an average European orthopedic product price decrease of 3%.

        The strong currency adjusted growth rates in Europe were offset by the declining market share in North America and a decline in the Orthopedic Division's North American sales of 9% as a result of the recall and market withdrawal of the affected hip and knee implants in North America relating to the Implant Litigation. Sales in unit terms in the United States decreased by 21% in respect of hip implants and by 7% in respect of knee implants. These decreases were partly offset by price increases in North America in knee implants and, to a lesser extent, in hip implants.

        Cost of sales in 2001 compared to 2000 increased primarily due to non-recurring items totaling CHF 61 million, such as a patent litigation provision, additional inventory obsolescence reserves, bad-debt and country-risk adjustments to receivables.

        Operating Income.    Operating income decreased in 2001 by CHF 1,557 million to CHF -1,370 million from CHF 187 million in 2000. Operating income was mainly affected by the provision in connection with the Implant Litigation in 2001, which was CHF -1,476 million, as well as exceptional operating items for the write-down of intangible assets. Excluding the impact of this provision and these exceptional operating items, operating income would have decreased by CHF 62 million, or 33.2%, to CHF 125 million in 2001 from CHF 187 million in 2000.

        SG&A expenses increased slightly in 2001 compared to 2000 primarily as a result of costs associated with the launch of a supply chain and global data warehouse project, as well as increased accounts receivable reserves, and accruals for marketing support activities. Non-recurring adjustments amounted to CHF 14 million in 2001.

        R&D expenses increased in 2001 compared to 2000 primarily due to a reclassification of surgeons' consulting expenses previously recorded as SG&A expenses.

Spine-Tech Division

        The following table presents the Spine-Tech Division's results of operations for the years ended December 31, 2001 and 2000.

	2001		2000		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%
Net sales	175	100.0	179	100.0	(4)	(2.2)
Operating income/loss	(35)	(20.0)	(4)	(2.2)	(31)	n/m

        The following table presents the Spine-Tech Division's 2001 and 2000 net sales and related growth rates attributable to geographic regions.

	Europe	North America	Rest of World	Total
Net sales by region
2001 (in CHF millions)	17	153	5	175
2000 (in CHF millions)	12	161	6	179
Reported growth rate (in %)	33	(5)	(10)	(2)
Growth rate currency adjusted (in %)	37	(5)	1	(2)

        Net Sales.    Net sales decreased in 2001 by CHF 4 million, or 2%, to CHF 175 million from CHF 179 million in 2000. Currency adjusted net sales decreased by 1.5% in 2001 compared to 2000. The decrease mainly resulted from the decrease in BAK/L® and BAK/Proximity™ cage sales due to cage market shrinkage, which was partly offset by the launch of the BAK/C® cervical cage, and the Trinica™ cervical plate and new BP™ cage sales. Sales in cage products decreased by 22% to CHF 93 million, and sales in other product areas increased by 38% to CHF 83 million.

        Cost of sales in 2001 compared to 2000 increased 38.9% despite decreased sales due to an unfavorable change in mix toward lower-margin products in 2001, as well as non-recurring charges of CHF 16 million in 2001 relating to obsolescence reserves booked as a result of the decline in cage sales.

        Operating Income.    Operating loss increased in 2001 by CHF 31 million to CHF -35 million from CHF -4 million in 2000. Operating income was affected by an increase in goodwill amortization of CHF 3 million due to an increased number of patents acquired during 2001. Operating income was further affected by exceptional operating items of CHF 9 million in 2001. Exceptional items included CHF 48 million in litigation settlement income, which was partly offset by existing technology write-down, provisions for tax compliance and restructuring costs.

        SG&A expenses increased in 2001 compared to 2000 primarily as a result of increased commission expenses due to the implementation of an accelerated commission structure, as well as the implementation of a non-recurring bad-debt reserve of CHF 3 million.

        R&D expenses increased in 2001 compared to 2000 primarily due to increased headcount, as well as certain amortization costs.

Dental Division

        The following table presents the results of operations for the Dental Division for the years ended December 31, 2001 and 2000.

	2001		2000		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%
Net sales	120	100.0	57	100.0	63	110.5
Operating income/loss	2	1.7	2	3.5	—	—

        The following table presents the Dental Division's 2001 and 2000 net sales and related growth rates attributable to geographic regions.

	Europe	North America	Rest of World	Total
Net sales by region
2001 (in CHF millions)	26	78	16	120
2000 (in CHF millions)	14	36	7	57
Reported growth rate (in %)	87	117	121	110
Growth rate acquisition adjusted (in %)	(8)	7	10	4
Growth rate acquisition and currency adjusted (in %)	(5)	8	10	5

        Net Sales.    Net sales increased in 2001 by CHF 63 million, or 111%, to CHF 120 million from CHF 57 million in 2000. Net sales were mainly impacted by the acquisition of Paragon at the beginning of 2001. Adjusted for currency effects, net sales growth was 5% in 2001 compared to 2000. Paragon products contributed CHF 61 million to net sales, while Sulzer Calcitek products net sales increased by CHF 2 million. In 2001, the Dental Division generated 66% of its revenues in North America, 21% in

Europe and 13% in the rest of the world. While acquisition adjusted net sales in the United States and the rest of the world increased in 2001, sales in Europe decreased by 8%, mainly due to the decline in sales of Sulzer Calcitek products.

        Cost of sales in 2001 compared to 2000 increased as a result of increased sales and due to non-recurring items related to significant inventory writedowns of Paragon inventory after acquisition.

        Operating Income.    Operating income was mainly affected by the increase in operating earnings, offset by the goodwill amortization of the Paragon acquisition.

        SG&A expenses approximately doubled in 2001 compared to 2000 primarily as a result of the addition of sales representatives for Paragon products. The decrease in SG&A expenses as a percentage of net sales resulted from more intensive use of the existing marketing and administration department at Carlsbad to also support Paragon products. In addition, the Dental Division initiated a restructuring of the sales structure to unify the distribution of Calcitek and Paragon products on a regional basis, which contributed to the decrease in SG&A expenses.

        R&D expenses remained approximately the same in 2001 as in 2000 due to a consistent level of investment in R&D activities.

Cardiovascular Division

        The following table presents the results of operations for the Cardiovascular Division for the years ended December 31, 2001 and 2000. In 2001, sales to ATS Medical of CHF 7.8 million are excluded. These results exclude administrative charges of CHF 8 million and CHF 6 million in 2001 and 2000, respectively, which would have been included in the SG&A expenses of the Cardiovascular Division if it were a continuing operation.

	2001		2000		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%
Net sales	260	100.0	250	100.0	10	4.0
Operating income/loss	(96)	(36.9)	67	26.8	(163)	n/m

        Net Sales.    Net sales increased in 2001 by CHF 10 million, or 4.0%, from CHF 250 million in 2000 to CHF 260 million in 2001. In the cardiac care business unit, pricing pressures and the trend toward tissue valves continued to negatively affect net sales of mechanical heart valves in 2001. Mechanical heart valves net sales decreased by 9% worldwide in 2001, and the average selling price in 2001 for such valves decreased by 6%. In the vascular care business unit, grafts net sales growth, acquisition and currency adjusted, in 2001 of 12% was driven by strong net sales in North America and an increase in sales of SEALPTFE™. The acquisition of IntraTherapeutics Inc. at the beginning of 2001 contributed CHF 27 million in net sales in that year.

        Cost of sales in 2001 compared to 2000 increased primarily due to the introduction of stent products with lower margins, as well as certain non-recurring items related to inventory obsolescence adjustments of CHF 16 million.

        Operating Income.    Operating loss was CHF 96 million in 2001 compared to an operating income of CHF 67 million in 2000. Operating income was mainly affected by goodwill amortization of the IntraTherapeutics Inc. acquisition and exceptional operating items of CHF 78 million in 2001. The exceptional operating items consisted of impairment charges for goodwill and existing technology in the newly acquired company IntraTherapeutics Inc., as well as various restructuring charges.

        SG&A expenses increased by 40% in 2001 compared to 2000. This increase was primarily due to the acquisition of IntraTherapeutics Inc. in 2001, which contributed CHF 37 million in additional overhead expenses, as well as an increase in the size of the direct sales force in the United States and the Netherlands in the cardiac care business unit.

        R&D expenses increased in 2001 compared to 2000 primarily as a result of the acquisition of IntraTherapeutics Inc., which contributed CHF 10 million in additional R&D expenses principally in connection with a project in the grafts business line.

5.B Liquidity and Capital Resources

OVERVIEW

        In 2002, Centerpulse generated enough cash flow from investing and financing activities to fund the cash commitments in its operating activities and its obligations under the Settlement Agreements, which resulted in an increase in its cash position at the end of 2002.

        Centerpulse expects its cash from operations to be adequate to meet operating cash needs as well as planned capital expenditures.

        Centerpulse's total capitalization of equity and interest-bearing long-term debt was CHF 1,76 billion as of December 31, 2002, CHF 0.80 billion as of December 31, 2001 and CHF 2.01 billion as of December 31, 2000.

        The following table presents the Company's 2002, 2001 and 2000 cash flow results and related information.

	2002	2001	2000
Cash flow from operating activities	(1109)	93	297
Cash flow from investing activities	313	(503)	(153)
Cash flow from financing activities	766	(88)	(53)
Net effect of currency translation	73	21	(4)
Change in cash and cash equivalents	43	(477)	87

CASH FLOW FROM OPERATING ACTIVITIES

Years Ended December 31, 2002 Compared to December 31, 2001

        Cash flow from operating activities decreased by CHF 1,202 million to CHF -1,109 million in 2002 from CHF 93 million in 2001. Included in the cash flow from operating activities in 2002 were exceptional cash outflows of approximately CHF 1,242 million related to the change in the Implant Litigation provision.

        Working capital (current assets minus current liabilities) amounted to CHF 532 million as of December 31, 2002 compared to CHF 435 million as of December 31, 2001. The increase in working capital was primarily attributable to a reduction in provisions related to the U.S. settlement of the Implant Litigation. Cash flow from operating activities was positively affected by reduction in inventories of CHF 59 million as a result of a focused inventory-reduction program and currency effect. This was offset by the change the Implant Litigation provision. Inventories plus trade accounts receivable less trade accounts payable amounted to CHF 578 million as of December 31, 2002 compared to CHF 649 million as of December 31, 2001.

        Cash flow from operating activities for continuing operations amounted to CHF -1,144 million and CHF 80 million for 2002 and 2001, respectively.

Years Ended December 31, 2001 Compared to December 31, 2000

        Cash flow from operating activities decreased CHF 204 million to CHF 93 million in 2001 from CHF 297 million in 2000. Exceptional cash outflows of approximately CHF 100 million related to the Implant Litigation were recorded in 2001.

        Working capital decreased CHF 592 million to CHF 435 million as of December 31, 2001 from CHF 1,027 million as of December 31, 2000. The decrease in working capital was primarily attributable to Paragon and IntraTherapeutics Inc. acquisitions being settled in cash for a total of USD 247 million, as well as to the formation of short-term provisions related to the Implant Litigation of USD 70 million. Cash flow from operating activities was negatively impacted by an increase in working capital in the Orthopedics Division due to sales growth in some new markets. Inventories plus trade accounts receivable less trade accounts payable amounted to CHF 649 million as of December 31, 2001 compared to CHF 621 million as of December 31, 2000.

        Cash flow from operating activities for continuing operations amounted to CHF 80 million and CHF 225 million for 2001 and 2000, respectively.

CASH FLOW FROM INVESTING ACTIVITIES

Years Ended December 31, 2002 Compared to December 31, 2001

        Cash flow from investing activities amounted to CHF 311 million compared to CHF -503 million in 2001. In 2002, CHF 62 million related to capital expenditures for tangible and intangible assets, CHF 14 million related to the acquisition of an Australian distributor and CHF 400 million related to the disposal of the vascular graft and peripheral stent businesses

        Cash flow from investing activities for continuing operations amounted to CHF 319 million and CHF -493 million for 2002 and 2001, respectively.

Years Ended December 31, 2001 Compared to December 31, 2000

        Cash flow from investing activities amounted to CHF -503 million compared to CHF -153 million in 2000. In 2001, CHF 79 million related to capital expenditures for tangible and intangible assets and CHF 413 million related to the acquisition of Paragon and IntraTherapeutics Inc. The acquisitions in early 2001 of Paragon and IntraTherapeutics Inc. for a total purchase price of USD 247 million were both settled in cash.

        Cash flow from investing activities for continuing operations amounted to CHF -493 million and CHF -419 million for 2001 and 2000, respectively.

CASH FLOW FROM FINANCING ACTIVITIES

Years Ended December 31, 2002 Compared to December 31, 2001

        Cash flow from financing activities amounted to CHF 766 million in 2002 compared to CHF -88 million in 2001. In 2002, CHF 241 million related to the issuance of share capital and CHF 426 million to the change in borrowings.

        Cash flow from financing activities for continuing operations amounted to CHF 789 million and CHF -78 million for 2002 and 2001, respectively.

Years Ended December 31, 2001 Compared to December 31, 2000

        Cash flow from financing activities amounted to CHF -88 million compared to CHF -53 million in 2000. Cash flow in 2001 primarily related to dividends of CHF 60 million, the retirement of CHF 19 million in debt and an increase in treasury stock of CHF 9 million. Cash flow in 2000 primarily related to dividends of CHF 50 million, the retirement of CHF 4 million in debt, an increase in treasury stock of CHF 2 million, as well as payments in connection with the exercise of stock options of CHF 3 million in 2000.

        Cash flow from financing activities for continuing operations amounted to CHF -78 million and CHF 325 million for 2001 and 2000, respectively.

LIQUIDITY REQUIREMENTS

        The following table summarizes Centerpulse's contractual obligations and other commercial commitments as of December 31, 2002, and the effect such obligations and commitments are expected to have on Centerpulse's liquidity and cash flow in future periods:

		Less Than
	Total	1 Year	2-3 Years	4-5 Years	More Than 5 Years
	(amounts in CHF million)
Payments due by period
Long-term debt	492	5	10	462	15
Operating leases	1	1	—	—	—
R&D commitments	—	—	—	—	—
Total contractual cash obligations	493	6	10	462	15

        The Settlement Agreement provided for the Company to contribute USD 725 million in the form of USD 425 million in cash and USD 300 million in Convertible Callable Instruments (the "CCI"). Centerpulse had the obligation to deliver USD 425 million on or before November 4, 2002. Centerpulse had the obligation to issue the CCI, unless earlier redeemed, 18 months after the issue date of the CCI.

        Centerpulse Ltd. and its subsidiary, Centerpulse Orthopedics, secured loans under the Senior Credit Facility from a syndicate of lenders arranged by UBS Warburg Ltd, in an amount, initially, of USD 635 million. The entire drawings under the Senior Credit Facility (less transaction costs) were applied in payment of the cash portion and cash in lieu of the CCI component of the Settlement Agreement on November 4, 2002. Since the payment obligation under the Settlement Agreement was fulfilled, the Company did not need to issue the CCI.

        The Senior Credit Facility consisted of two debt tranches: tranche A of USD 250 million (63.5% of which is repayable in euro) and tranche B of USD 385 million (28.3% of which is repayable in euro). Tranche A has been fully repaid by the proceeds received from the divestitures of the vascular businesses. The tranche B loan is repayable on November 4, 2007, with nominal interim amortization payments equal to 0.25% of the initial tranche B loan due every three months. The applicable interest rate for the remaining loan is LIBOR plus 3.50% per annum.

        Centerpulse believes its historical cash from operations demonstrate the Company's potential to service the interest payments under the Senior Credit Facility as well as to continue to finance capital expenditures the Company may incur intended to maintain its competitive position in its markets. The terms of the Senior Credit Facility requires Centerpulse to maintain specified financial ratios, including minimum coverage of interest expense, minimum coverage of fixed charges, designated limits on capital expenditures, and a maximum rate of total debt to EBITDA. Certain of these ratios have to be calculated for the preceding 12 months and reported to the lenders on a quarterly basis. The Company has reported that it has maintained compliance with the financial ratios for the 12 months from December 31, 2002 and March 31, 2003. See "Item 10.C Additional Information—Material Contracts."

        The proposed acquisition of Centerpulse by Smith & Nephew, if successful, would trigger a default under the Senior Credit Facility, providing the lenders with wide-ranging rights to demand repayment of the amount outstanding and to enforce security interests taken over Centerpulse's assets. As of March 31, 2003, approximately USD 250 million was outstanding under the Senior Credit Facility. In connection with the announcement of the proposed business combination with Centerpulse, Smith & Nephew stated that it had entered into a new credit agreement to refinance, among other things, this existing debt of Centerpulse. If the exchange offer is not completed, the Company believes its ability to finance acquisitions through cash from operations will be limited for the next two to three years.

5.C Research and Development, Patents and Licenses

GENERAL

        Centerpulse has been a leading technological innovator in the medical products field for several decades. The products developed by Centerpulse's European orthopedics companies helped pioneer the European reconstructive implants market during the 1960s and 1970s.

RESEARCH AND DEVELOPMENT

        To maintain its position as a technological innovator, Centerpulse conducts R&D on a variety of levels. The Company's principal R&D activities are conducted by the Company's individual operating companies for product-specific R&D.

        Centerpulse's current R&D focus includes new material and surface technologies, biologics and minimally invasive forms of treatment for diseases and injuries, which currently require invasive surgery. Centerpulse's R&D programs are also presently investigating enhancements to the metallic and polyethylene components of implants and instrument products with a view to increasing their strength and resistance to corrosion, oxidation and fatigue, and bearing surface improvements to artificial joints.

INTELLECTUAL PROPERTY

        Patents are important to the success of Centerpulse in its intellectual property-intensive industry. Centerpulse also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. Centerpulse protects its proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with vendors, employees, consultants and others who have access to its proprietary information.

        Excluding the Cardiovascular Division, which Centerpulse fully divested in January 2003, Centerpulse owns approximately 331 issued U.S. patents, 135 pending U.S. patent applications, 1,040 issued non-U.S. patents and 575 pending non-U.S. patent applications. Centerpulse has also licensed approximately 52 issued U.S. patents, 25 pending U.S. patent applications, 183 issued non-U.S. patents and 139 pending non-U.S. patent applications, which relate to aspects of the technology incorporated in many of Centerpulse's products.

        Centerpulse's patent strategy is to file patent applications for new products and, in some cases, additional patent applications covering new aspects or modifications of, or line extensions to, its products. As a result, established product lines, which have been subject to modification or extension, may be covered by different patents for more than 20 years, which is the maximum duration of any particular patent in many countries, including the United States. Centerpulse does not believe that the expiration of any one or more of its patents in the next five years will have a material adverse effect on the sales of its products.

        Centerpulse is also party to several license agreements with unrelated third parties pursuant to which it has obtained, usually for the life of the licensed patent, the exclusive or non exclusive right to these patents in consideration for royalty payments. In addition, Centerpulse owns or has licensing rights to a number of trademarks.

        While Centerpulse does not believe that it is currently infringing any valid intellectual property rights of third parties, it is presently party to several cases related to intellectual property rights and it cannot guarantee that other companies will not, in the future, pursue claims relating to the infringement of, or otherwise relating to, patents, trademarks or other proprietary rights against it.

        Pursuant to an agreement with Sulzer AG in connection with the spin-off, Centerpulse agreed to refrain from using the names "Sulzer," "SulzerMedica" and "Sulzer Medica" in trademarks, corporate names and/or trade names after June 30, 2003. In connection therewith, Centerpulse commenced and has substantially completed a program of rebranding its group company names.

5.D Trend Information

GENERAL

        Centerpulse believes that technological advances will continue to make medical devices more attractive options for patients considering whether to have a procedure performed. Because of improvements in technology, surgical technique and prosthetic component wear characteristics, medical implants are more widely used and clinically successful today than they have been in the past. Centerpulse anticipates that more standardized surgical procedures, improved instrumentation systems and greater wear resistance of implant devices will stimulate demand for reconstructive orthopedic devices. In addition, Centerpulse believes that the aging "baby boom" population in the United States and in other developed economies, most notably Japan and Europe, the large number of patients with aging orthopedic devices, and the use of reconstructive orthopedic devices in more active younger patients will promote growth in medical device markets over the next decade.

        Dental implants are mainly elective and are generally not covered by private insurance or government healthcare schemes. The Company believes that increased awareness of dental implants can be expected to increase interest in the use of dental implants as a viable option. The Company believes that because the dental implant market is a small part of the dental care market and there is an increasing demand for dental implants, the dental implant market offers significant growth potential.

        Elective procedures are often deferred during uncertain economic times. All elective procedures, including those in which most of Centerpulse's orthopedic products are used, are susceptible to reduced volumes as economic conditions weaken.

COST CONTAINMENT

        In the United States, despite ongoing cost-containment measures from managed care and hospital buying groups, the overall pricing environment has been relatively favorable. Centerpulse expects this trend to continue in the near future, as, for example, Centers for Medicare and Medicaid Services have recommended a 7% increase in reimbursement levels in 2003 for hip and knee replacement procedures.

        The pricing environment in Europe is somewhat more constrained due to governmental cost-reduction programs in some of Centerpulse's key markets, such as Germany and France, as well as increased competition. As a consequence, Centerpulse has experienced slightly decreasing prices in Europe in recent years.

TRENDS AFFECTING THE ORTHOPEDICS DIVISION

        Gross margins are expected to increase in the near term in the Orthopedic Division's U.S. business due to selective price increases, as well as efficiencies realized due to increased volume. As a result of the Implant Litigation, Centerpulse's market share for orthopedic devices in the United States decreased in 2001. Net sales increased from CHF 855 million in 2001 by CHF 68 million, or 8%, to CHF 923 million in 2002. During the past year, the Company believes its U.S. market share has stabilized and begun to increase, and revenues have increased. Gross margins in the Orthopedics

Division's European business are expected to remain flat in the medium term due to the continuing price pressure resulting from more-stringent price regulation.

TRENDS AFFECTING THE SPINE-TECH DIVISION

        The Spine-Tech Division expects to be able to introduce selective price increases, which would improve gross margins going forward. Centerpulse also expects increased sales volumes from its Spine-Tech Division in the near term, driven in part by new products, including, in particular, cervical products aimed at neurosurgeons, which are a growing customer base in the spinal implant market.

TRENDS AFFECTING THE DENTAL DIVISION

        Because of its small size and increasing interest in dental implants, the dental implant market continues to expand at a significant rate of growth. Recent Dental Division growth has been particularly driven by optimization of the product portfolio. This growth has been achieved while addressing integration issues (such as product consolidations and product and process improvements) related to the acquisition of Paragon. Key trends in the dental implant segment include the development of increasingly natural-looking implants, the minimization of the time required to complete the implant procedure, and the development of single-stage implants in place of traditional two-stage implants. Centerpulse believes that the Dental Division is well positioned on these fronts, with a number of products geared towards each of these trends.

Item 6. Directors, Senior Management and Employees

6.A Directors and Senior Management

BOARD OF DIRECTORS

        Set forth below is a brief biography of each member of the Board of Directors and any other information regarding any other relationships between each director and the Company:

        Dr. Max Link:    Max Link has been a member of the Board of Directors of the Company since 1997 and Chairman of the Board since 2001. He has considerable international experience in the medical device and drug industry. As of July 16, 2002, he also acts as Chief Executive Officer of the Company. Dr. Link is also chairman of Celsion Corporation, Noxxon Pharma AG, Cytrx Corporation and Cell Therapeutics Inc. and a director of Columbia Laboratories Inc., Procyon Biopharma Inc., Discovery Laboratories Inc., Access Pharmaceuticals Inc., Human Genome Sciences Inc., Protein Design Labs Inc. and Alexion Pharmaceuticals Inc. He has served as a member of the boards of a number of pharmaceutical and biotech companies since 1994. Previously he was CEO of Corange Ltd., the holding company of Boehringer Mannheim (1993-1994), following a more than 20-year career at Sandoz, where he was Chairman (1992-1993) and CEO of Sandoz Pharma (1987-1992), as well as CEO of all Sandoz operations in the United States (1981-1987) and CFO of these operations (1977-1981). Dr. Link obtained a doctoral degree in economics from the University of St. Gallen.

        In connection with his former role as chairman of Osiris Therapeutics, Inc. (a position he ceased to hold in May 2002), Dr. Link has been named along with certain others as a defendant in a lawsuit alleging, among other things, breach of fiduciary duty. Dr. Link has advised the Company that he believes he has effective defenses against the claims levied and is pursuing them vigorously.

        Prof. Dr. Rolf Watter:    Rolf Watter, a director of the Company since May 2002, has been a partner in the law firm Bär & Karrer in Zurich since 1994. He also serves as a professor at the Law School of the University of Zurich. Rolf Watter is a member of the boards of directors of the Swiss companies, Zurich Financial Services (and its subsidiary, Zurich Insurance Company), Syngenta AG, Forbo Holding AG (and its subsidiary, Forbo Finanz AG), Feldschlösschen Getränke Holding AG, UBS Alternative Portfolio AG and A.W. Faber-Castell (Holding) AG. Prof. Dr. Watter graduated from the University of Zurich with a doctorate in law and holds an LL.M. degree from Georgetown University; he is admitted to the bar of Zurich.

        Dr. Johannes Randegger:    Johannes Randegger, director of the Company since May 2002, has been Head of Swiss Site Coordination and Public Affairs at Novartis International AG since 2001. He has held various management positions in the chemical industry, including Head of Novartis Services Switzerland (1999-2001), Head of Novartis' Basel Works (1996-1999), Works Manager of Ciba-Geigy's Basel Works (1988-1996) and Works Manager at the Clayton Aniline Company in Manchester (1986-1988). Dr. Randegger has been an elected member of the Swiss National Chamber (Nationalrat) for the Canton of Basel-Stadt since 1995. He graduated from the University of Basel with a doctorate in chemistry.

        In August 2002, Dr. Randegger was elected Lead Director of the Company.

        René Braginsky:    René Braginsky, director of the Company since May 2002, is the chief executive officer, co-owner and delegate to the Company's board of directors of InCentive Capital. He was Director of the Institutional Investors division of Bank Sal. Oppenheim jr. & Cie (Schweiz) AG between 1980 and 1999. Before that, he worked for three years at Bank Vontobel. In 1969, he started his financial career in the brokerage department of Union Bank of Switzerland, where he spent seven years and worked in Paris, London, New York and Houston. Mr. Braginsky co-founded InCentive Investment AG in 1985.

        Prof. Dr. Steffen Gay:    Steffen Gay, MD, director of the Company since 2001, has been a professor at the Center of Experimental Rheumatology at the University Hospital in Zurich since 1996 and Director of the WHO Collaborating Center for Molecular Biology and Novel Therapeutic Strategies for Rheumatic Diseases since 1997. Prof. Dr. Gay started his career as a physician and scientist at the Institute of Pathology at the University of Leipzig, Germany. He was a researcher in biochemistry at the Max Planck Institute in Munich, Germany and spent more than 20 years doing medical and dental research and teaching at the University of Alabama at Birmingham in the United States.

        Larry L. Mathis:    Larry L. Mathis, director of the Company since 1997, has been Chief Executive Officer of The Methodist Health Care System in Houston, Texas since 1983. He holds many leadership positions in organizations responsible for directing the future of U.S. healthcare delivery, including Chairman of the American Hospital Association, Chairman of the National Task Force of Health Care Technology Assessment and Chairman of the American College of Healthcare Executives. Mr. Mathis was a decorated paratrooper in the Vietnam war. He holds a master's degree in health administration from the University of Washington.

EXECUTIVE COMMITTEE

        The following table sets forth the name, age and principal positions of those individuals who currently serve as members of the Company's Executive Committee:

Name	Age	Appointed to Executive Committee	Position
Dr. Max Link	62	2002	Chief Executive Officer
Urs Kamber	50	2001	Chief Financial Officer
David Floyd	42	2002	President—Orthopedics Division United States
Richard Fritschi	42	2002	President—Orthopedics Division Europe/Rest of World
Mike McCormick	41	2002	President—Spine-Tech Division United States
Dr. Thomas Zehnder	35	2001	President—Spine-Tech Division Europe/Rest of World
Steven Hanson	48	2002	President—Dental Division
Dr. Christian Stambach	32	2003	Group Vice President—Legal & Risk
Beatrice Tschanz	58	2001	Group Vice President—Communications
Matthias Mölleney	43	2002	Group Vice President—Human Resources

        Dr. Stephan Rietiker served as Centerpulse's Chief Executive Officer from August 2001 until July 2002, when he resigned and was replaced by Dr. Max Link.

        Dr. Gabor Paul-Ondo served as Centerpulse's Chief Risk Officer from August 2001 until January 2003, when he resigned and was replaced by Dr. Christian Stambach.

        Dennis Wallach served as President of the Cardiovascular Division from August 2001 until January 2003, when the Cardiovascular Divison was divested. He further served as President of the Spine-Tech Division United States from August 2001 until July 2002.

        Set forth below is a brief biography of the Company's current Executive Committee members. For Dr. Max Link, see Item 6.A. "Directors and Senior Management—Board of Directors."

        Urs Kamber:    Urs Kamber has been Chief Financial Officer of Centerpulse since September 2001. From 1995 until the end of August 2001, he held the position of CFO with SPT Telecom, now Czech Telecom, in Prague. In 1994, Mr. Kamber was was hired by Swiss PTT as a project manager for Swiss Telecom, in connection with the Czech Telecom privatization project. Prior to that, he was President of Ascom Holding USA from 1989 to 1993, where he was in charge of refinancing and restructuring the Ascom subsidiaries in the United States, including pay phone and other telecommunications operations.

        Richard Fritschi:    Richard Fritschi has been President of Centerpulse's orthopedics operations in Europe, Asia and Latin America since 2001, and a member of the Executive Committee since 2002. Mr. Fritschi joined Allo Pro AG in 1991 as Controller and was promoted to CFO in 1992. Prior to that, he worked for three years as Head of Finance at Isolag Montage AG. In 1985, after studying business in Zurich, he joined Mangold Energy as Controller and spent two years in Paris. In 1999, he participated in an Advanced Management Program at Harvard Business School.

        David Floyd:    David Floyd has been President of Centerpulse's orthopedics operations in the United States since 2001, and a member of the Executive Committee since 2002. From December 2000 until 2001, Mr. Floyd worked for Sulzer Orthopedics Inc. as Vice President to help manage the effects of the Implant Litigation and lead the sales organization. Prior to that, he was Vice President and Head of Sales at Orthologic. Before that, Mr. Floyd was employed at Sulzer Orthopedics Inc. from

1994 to 1998, where he held a variety of sales and marketing positions. He holds a bachelor's degree from Grace College and attended the graduate school of business at Ball State.

        Mike McCormick:    Mike McCormick was appointed to the position of President of the Spine-Tech USA Division's operations in the United States and to the Executive Committee in August 2002. He joined Centerpulse's Spine-Tech Division in 2000, as Vice President Sales, and later became Executive Vice President and General Manager of that division. Prior to joining Centerpulse, he held various management positions with Boston Scientific/Scimed (1990-2000), including Director of Sales, and with Baxter Healthcare (1986-1990). He holds a bachelor's degree in business administration from the University of Texas in Austin.

        Dr. Thomas Zehnder:    Thomas Zehnder was Group Vice President of Business and Technology Development from 2001 until August 2002, at which time he was named Global Coordinator for the Spine-Tech Division. He also maintains responsibility of Centerpulse's biologics activities. Prior to joining Centerpulse, Dr. Zehnder held various management positions in the healthcare industry in the area of strategic business development and marketing, including Director Process Development and Reengineering and Director Clinical Project Management at Covance Central Laboratory Services (1999-2001), Consultant and Project Manager at HPC Healthcare & Pharma Consulting AG (1999) and International Product Manager at Stratec Medical AG (1997-1999). He holds a degree in industrial engineering from the Federal Institute of Technology (ETH) Zurich and a doctoral degree in business administration from the University of St. Gallen.

        Steven Hanson:    Steven Hanson has been with Centerpulse for more than 25 years, serving as President of the Dental Division since 1992 and as a member of the Executive Committee since 2002. Mr. Hanson held various management positions including Vice President International at Sulzer Intermedics (1987-1992), Director International at Sulzer Intermedics (1982-1987) and Vice President Sales & Marketing at American Pacemaker Corporation (1977-1982), which was subsequently acquired by Sulzer Intermedics. He obtained a B.A. degree in geology from Skidmore College and an M.B.A. degree from Boston College.

        Dr. Christian Stambach:    Christian Stambach was appointed to the position of Group Vice President Legal & Risk and General Secretary in January 2003. He joined Centerpulse in 2002 as Vice President Legal & Risk. Prior to joining Centerpulse, he worked as an attorney for the law firm of Bär & Karrer in Zurich (2000/2002) and for DJ Freeman in London (2001). He studied law both in the U.S. and Switzerland, graduating from the University of St. Gallen (Switzerland). Dr. Stambach is admitted to the bar in Zurich.

        Beatrice Tschanz:    Beatrice Tschanz has been Group Vice President of Corporate Communications of Centerpulse since August 2001. Prior to joining Centerpulse, Ms. Tschanz held various management positions in the area of Corporate Communications, including Head of Corporate Communications at SAir Group (1997-2001), Head of Corporate Communications at Jelmoli AG (1991-1997) and Head of Communications at Ringier AG (1987-1991). She studied languages and history at the University of Oxford, the Sorbonne and the University of Barcelona.

        Matthias Mölleney:    Matthias Mölleney has been Group Vice President of Human Resources of Centerpulse since May 2002. From 1998 to 2002, Mr. Mölleney worked for SAir Group as head of Human Resources for Swissair, where he was named to SAir Group Executive Management in 2001. Prior to that, he held various positions at Lufthansa. After completing his training with Lufthansa as a commercial air transport officer, he moved into human resources in 1983, where he had a broad range of responsibilities. His final position with Lufthansa was Human Resources Manager for Marketing and Sales and Human Resources Delegate for the Star Alliance.

CERTAIN RELATIONSHIPS

        As at the date of the filing of this annual report, the Company does not have any loans outstanding to members of its Board of Directors or of its Executive Committee.

        There are no family relationships between and of the members of the Company's Board of Directors or Executive Committee.

        Prof. Dr. Watter, a director of the Company, is a partner in the law firm, Bär & Karrer, legal counsel to the Company. In 2002, Bär & Karrer billed the Company CHF 1,873,163 for consulting and legal fees.

        Rene Braginsky, a director of the Company, serves as Chief Executive Officer and a delegate of the Board of Directors of InCentive Capital. InCentive Investment (Jersey) Ltd. ("InCentive Jersey") is a wholly-owned subsidiary of InCentive Capital. Mr. Braginsky also is the sole owner of and serves as Chief Executive Officer and a delegate of the Board of Directors of InCentive Asset Management Ltd. ("InCentive Asset Management"), a company that manages the assets and investments of various customers including InCentive Capital. As of April 16, 2003, InCentive Capital, Incentive Jersey, InCentive Asset Management and Mr. Braginsky collectively owned beneficially 2,301,540 shares, constituting approximately 19.5% of the outstanding shares (based on the Company's reported outstanding shares as of January 23, 2003), including 1,554,577 shares owned directly by InCentive Jersey, 683,000 shares owned directly by InCentive Capital, 57,760 shares held by other entities for which InCentive Asset Management provides investment services and 6,203 shares held directly by Mr. Braginsky.

        In connection with its underwritten rights offering of shares completed in October 2002, the Company entered into an underwriting agreement with certain underwriters for the offering, including InCentive Capital, pursuant to which InCentive Capital, through InCentive Jersey, agreed to underwrite the offering of the shares at an agreed price. Pursuant to the underwriting agreement, the Company paid InCentive Capital certain management and underwriting commissions as well as certain costs incurred by InCentive Capital in connection with the offering.

        Prof. Dr. Gay, a director of the Company, intermittently advises the Company in biotechnology matters for which he receives remuneration separate from his director compensation. In 2002, Dr. Gay received remuneration from the Company for such services exeeding his director compensation by approximately 25%.

        Each director is a party to a service contract with the Company providing for payment of compensation for the director's services. The service contracts between the Company and each director do not provide for any special benefits on termination of the director's affiliation with the Company.

        Each member of the Executive Committee is a party to an employment contract with the Company. As part of the employment contract, each member of the Executive Committee is a party to a change of control agreement that provides that upon termination of employment due to a change of control of the Company, the members of the Executive Committee as well as additional management members will be paid severance payments calculated based on amounts equal to between six and 30 months of their current salaries.

6.B Compensation

GENERAL

        In 2002, the aggregate amounts expensed by the Company for the members of the Board of Directors amounted to approximately CHF 1.7 million paid in compensation (including approximately CHF 0.5 million in form of shares) and approximately CHF 0.1 in allowances for out-of-pocket expenses.

        In 2002, the Company paid members of its Executive Committee an aggregate amount of approximately CHF 29 million in compensation (including approximately CHF 16.1 million in the form of stock options). Included in this number is a total compensation to former members of the Executive Committee of CHF 4.3 million. In addition, in 2002, the Company set aside or accrued approximately CHF 0.9 million in respect of pension, retirement or similar benefits for such members, as well as approximately CHF 0.1 in allowances for out-of-pocket expenses.

INCENTIVE PLANS AND STOCK OWNERSHIP PLANS

        Since the initial public offering of its Shares in 1997, the Company has established and maintained stock option plans for the members of its Board of Directors, the Executive Committee and key employees of Centerpulse, including its senior management.

        The 1997 Centerpulse Management Stock Option Plan (the "1997 Stock Option Plan") provided for the grant of options for Shares or ADSs (one option covering one Share or 10 ADSs) with an exercise price set at the time of the grant and equivalent to the average trading price of the Shares or ADSs during the 10 trading days prior to the date of grant. The last options under the 1997 Stock Option Plan were granted in April 2000. The options expire five years after the date of grant. No option may be exercised during the first year after it was granted. Thereafter, options may be exercised each year in respect of a maximum of 25% of the Shares or ADSs under option. The 1997 Stock Option Plan was amended and restated during 2002 to modify the circumstances of vesting and the time within which options must be exercised.

        In November 2000, the Company approved the Centerpulse 2001 Stock Option Plan (the "2001 Stock Option Plan"), which became effective January 1, 2001. A maximum of 125,000 Shares (or 1,250,000 ADSs) are available under the 2001 Stock Option Plan. The exercise price and the vesting conditions are determined by the Management Development & Compensation Committee of the Board of Directors at the time of grant. The options expire 10 years after the date of grant. The 2001 Stock Option Plan was amended and restated during 2002 to modify the circumstances of vesting and the time within which options must be exercised.

        In July 2001, the Company approved the Centerpulse 2001 Long-Term Stock Option Plan (the "Long-Term Plan"), which became effective August 1, 2001. A maximum of 250,000 shares (or 2,500,000 ADSs) are available under the Long-Term Plan. As with the 2001 Stock Option Plan, the exercise price and the vesting conditions are determined by the Management Development & Compensation Committee of the Board of Directors at the time of grant. The options expire 10.5 years after the date of grant. The 2001 Long-Term Stock Option Plan was amended and restated during 2002 to modify the circumstances of vesting and the time within which options must be exercised.

        Under the stock option plans, options generally are granted once annually. Shares purchased upon the exercise of options under the plans are issued from conditional share capital available pursuant to the Company's Articles of Association or purchased and delivered from already issued and outstanding shares.

        The following table sets out information with respect to changes in the number of outstanding options under the plans for shares and ADSs:

Options	2002	2001	2000
Outstanding at the beginning of the year	344,463	177,472	126,458
Granted	215,900	233,943	74,048
Exercised	(35,495)	(199)	(7,674)
Cancelled or expired	(102,443)	(66,753)	(15,360)
Outstanding at the end of the year	422,425	344,463	177,472

        Options were granted with the following exercise prices, as adjusted in 2002 to reflect the capital increase in connection with financing the Company's obligations under the Settlement Agreement:

Date of Grant	Options Granted	Exercise Price per Share	Exercise Price per ADS
2002, July 31	7,000	CHF 169	—
2002, May 30	25,000	CHF 198	USD12.76
2002, May 1	7,500	CHF 147	—
2002, April 1	176,400	CHF 131	USD 8.04
2001, August 24	113,280	CHF 100	USD 6.04
2001, August 15	2,500	CHF 76	—
2001, August 1	13,408	CHF 74	—
2001, July 19	2,380	CHF 77	USD 4.43
2001, April 18	102,375	CHF 311	USD 18.53
2000, April 12	74,048	CHF 358	USD 21.96
1999, April 16	69,125	CHF 286	USD 19.40

        For further information regarding the details of options granted in the different fiscal years, see Note 30 to the Consolidated Financial Statements.

        In 2002, the Company granted options under the stock plans exercisable for an aggregate of 104,500 shares to members of the Board of Directors and members of the Executive Committee. See the information set forth in the stock option table in Item 6.E "Directors, Senior Management and Employees—Share Ownership" regarding options with expiration dates on or after April 1, 2012, for further information with respect to these options.

        Centerpulse has also established an Employee Stock Purchase Plan. For U.S. and Canadian employees, this plan provides that Centerpulse may sell ADSs to participants through quarterly offerings of purchase rights. The Employee Stock Purchase Plan provides that Centerpulse will make a matching contribution of 15% of a participant's payroll deductions used to purchase ADSs at fair market value on the exercise date. For employees in Europe, Asia and Latin America, the plan provides that Centerpulse may sell Shares to participants through annual offerings of purchase rights at 85% of the lesser of the fair market value of the Shares at the time of the offering or at the time of exercise; payment of the purchase price to the employer is made by means of cash payment or of payroll deductions.

        In addition, Centerpulse has an Annual Incentive Award program under which executives and key managers are eligible for target awards in cash depending on the achievement of certain performance goals and Centerpulse's general performance. The resulting awards decrease or increase if Centerpulse's actual performance fails to meet or exceeds target levels.

6.C Board Practices

        The Company currently has a Board of Directors of six members, five of whom are non-executive directors.

        The members of the Board of Directors are as follows:

Name	Age	Position	First Elected to the Board	Elected Until
Dr. Max Link	62	Chairman	1997	2003
Prof. Dr. Rolf Watter	44	Vice-Chairman	2002	2004
Dr. Johannes Randegger	62	Lead Director	2002	2005
René Braginsky	53	Member	2002	2005
Prof. Dr. Steffen Gay	54	Member	2001	2004
Larry L. Mathis	59	Member	1997	2003

        The Company established the position of Lead Director, whose responsibilities principally include the identification and prevention of potential conflicts of interest that might arise out of the Company's Chairman of the Board also serving as the Company's Chief Executive Officer.

COMMITTEES

        The Board of Directors has set up the following committees:

Corporate Governance Committee

        Prof. Dr. Rolf Watter, Chairman of the Committee; René Braginsky, Dr. Johannes Randegger and Dr. Max Link, as Members of the Committee; Dr. Christian Stambach, as Secretary of the Committee. The Committee's main duties include monitoring Centerpulse's corporate governance and compliance system in view of best practice recommendations as well as supervising the delegation of authorities.

Finance & Audit Committee

        René Braginsky, Chairman of the Committee; Prof. Dr. Rolf Watter, Dr. Johannes Randegger and Dr. Max Link, as Members of the Committee; Dr. Christian Stambach as Secretary of the Committee. This Committee is primarily entrusted with reviewing Centerpulse's quarterly and annual reports. Moreover, the Committee is responsible for communicating and monitoring internal audits as well as coordinating the activities of internal and external auditors, analyzing ratings, and examining the adequacy and effectiveness of financial control mechanisms.

Management Development & Compensation Committee

        Larry L. Mathis, Chairman of the Committee; Dr. Johannes Randegger and Dr. Max Link, as Members of the Committee; Matthias Mölleney, as Secretary of the Committee. The Committee's main duty consists of determining the compensation of the Board of Directors and the Executive Committee and employees reporting to the Executive Committee.

Science, Technology & Ethics Committee

        Prof. Dr. Steffen Gay, Chairman of the Committee; Dr. Johannes Randegger and Dr. Max Link, as Members of the Committee; Dr. Thomas Zehnder, as Secretary of the Committee. This Committee is primarily entrusted with developing new strategies in order to enhance the market position of Centerpulse, and with monitoring research and development activities of Centerpulse.

Production, Logistics & IT Committee

        Dr. Johannes Randegger, Chairman of the Committee; Prof. Dr. Steffen Gay and Dr. Max Link, as Members of the Committee; Urs Kamber, as Secretary of the Committee. The Committee's main duties include supervising the supply management and Centerpulse's sales and marketing activities.

Nominating Committee

        Prof. Dr. Rolf Watter, Chairman of the Committee; Larry L. Mathis, Dr. Johannes Randegger and Dr. Max Link, as Members of the Committee; Dr. Christian Stambach as Secretary of the Committee. The Committee is responsible for nominating candidates for vacant positions on the Board of Directors and the Executive Committee.

6.D Employees

        As of December 31, 2002, Centerpulse had a total of 3,407 employees, of whom 731, 655, 1,820 and 201 were located in Switzerland, Europe, North America and the rest of the world, respectively. With regard to the continuing operations, the Company had 2,813 employees as of December 31, 2002. Certain subsidiaries of the Company are subject to collective bargaining agreements. Centerpulse has not experienced any strikes or significant disputes with its employees in the past five years and believes that it enjoys satisfactory employee and labor relations.

6.E Share Ownership

        As of December 31, 2002, the members of the Board of Directors and the members of the Executive Committee held in the aggregate, respectively, directly and indirectly, Shares and options for Shares as follows:

	Shares	%(a)	Options	%(a)	Total	%(a)
Board of Directors	8,224	0.1%	2,393	0.0%	10,617	0.1%
Executive Committee	4,066	0. 0%	125,202	1.1%	129,268	1.1%
Total	12,290	0.1%	127,595	1.1%	139,885	1.2%

(a)
Percentage of outstanding shares as of December 31, 2002.

        The aggregate number of options on the Company's shares held by the same group of persons as of December 31, 2002 is set out below:

Expiration Date	Exercise Price (share)(a)	Exercise Price (ADS)(a)	Total Number of Shares Subject to Options Held
April 15, 2003	CHF 365	USD 24.24	1,620
April 16, 2004	CHF 286	USD 19.40	1,888
April 12, 2005	CHF 358	USD 21.96	2,316
April 18, 2011	CHF 311	USD 18.53	5,362
August 1, 2011	CHF 74	—	2,012
August 15, 2011	CHF 76	—	2,500
August 24, 2011	CHF 100	USD 6.04	5,897
February 24, 2012	CHF 100	USD 6.04	1,500
April 1, 2012	CHF 131	USD 8.04	8,500
October 1, 2012	CHF 131	USD 8.04	64,000
November 1, 2012	CHF 147	—	5,000
November 30, 2012	CHF 198	USD 12.76	20,000
July 31, 2012	CHF 169	—	7,000
Total			127,595

(a)
As reduced in 2002 in connection with the increase in share capital resulting from the Company's rights offering financing of obligations under the Settlement Agreement.

        As of December 31, 2002, except for Rene Braginsky, a director of the Company, no member of the Board of Directors or member of the Executive Committee owned beneficially more than one percent of the Company's outstanding shares. For purposes of this Item 6.E, Mr. Braginsky is deemed to be the beneficial owner of the shares owned beneficially by InCentive Capital AG, a principal shareholder of the Company. See Item 6.A "Directors and Senior Management—Certain Relationships" for a discussion of the relationship of Mr. Braginsky with InCentive Capital and its affiliated companies.

        The Company has established and maintained stock option plans and employee stock purchase plans in which employees of the Company participate and therefore are involved in the share capital of the Company. See Item 6.B "—Compensation—Incentive Plans and Stock Ownership Plans" for a description of these plans.

Item 7. Major Shareholders and Related Party Transactions

7.A Major Shareholders

        As of December 31, 2002, InCentive Capital AG, Zug, Switzerland was the only known shareholder of more than 5 percent of the shares (whether in the form of registered shares or ADSs) of the Company. As of April 16, 2003, Incentive Capital AG beneficially owned 2,237,577 shares representing approximately 18.9% of the outstanding shares.

        As of December 31, 2002, the directors and executive officers of Centerpulse as a group owned less than 1% of the outstanding shares of the Company. See, however, Item 6.A "Directors, Senior Management and Employees—Certain Relationships" for a discussion of the relationship of director, Rene Braginsky, with InCentive Capital AG and its affiliated companies.

        As of March 26, 2003, 334,678 shares representing approximately 2.8% of the outstanding shares were held of record in the U.S. in the form of 3,346,780 ADSs. Since some ADSs are held by brokers or other nominees, the number of direct record holders in the U.S. may not be fully indicative of the number of beneficial owners in the U.S. or of whether the beneficial owners of such ADSs are U.S. residents.

        See Item 4.A "History and Development of the Company—Smith & Nephew Proposed Business Combination Transaction" for a discussion of a proposed transaction that would result in a change in control of the Company.

7.B Related Party Transactions

        In connection with the Company's initial public offering in July 1997 and prior to the spin-off of Centerpulse (then Sulzer Medica Ltd) from Sulzer AG in July 2001, Centerpulse and its subsidiaries were parties to a number of agreements with Sulzer AG and its affiliates that Centerpulse believes are consistent with arm's-length principles.

        In October 2002, the Company and Sulzer AG amended one such agreement pursuant to which amendment the Company agreed to pay Sulzer AG CHF 1,772,000 as a final royalty payment for rights to use the Sulzer corporate name, trademark or trade name. Pursuant to the amendment, the Company will pay Sulzer AG no further royalties for such rights.

        Additionally, the parties also agreed, that Centerpulse shall pay Sulzer AG CHF 26,682,276.67 minus USD 266,288.48 and that Sulzer AG shall pay Centerpulse USD 8,606,835.56, in settlement of all claims arising out of an agreement regarding the spin-off of the Company by Sulzer AG in 2001, an intercompany loan and a claim of Sulzer Carbomedics Inc. against Sulzer Mexico S.A.

        Centerpulse and Sulzer AG have also entered into an agreement regarding claims arising out of the Implant Litigation pursuant to which Centerpulse agreed to indemnify Sulzer AG against all claims and liabilities of claimants who opt out of the Settlement Agreement.

        See also Item 6.A "Directors, Senior Management and Employees—Certain Relationships."

7.C Interests of Experts and Counsel

        Not applicable.

Item 8. Financial Information

8.A Consolidated Statements and Other Financial Information

        Item 8.A.1—Consolidated Statements

        See Item 17 "Financial Statements."

8.A.7 Legal Proceedings

IMPLANT AND RELATED LITIGATION

Background

        On December 5, 2000, Centerpulse Orthopedics, formerly Sulzer Orthopedics Inc., a subsidiary of the Company located in Austin, Texas, issued a voluntary recall of certain lots of Inter-Op™ acetabular shells, a component of a hip implant manufactured and sold by Centerpulse Orthopedics. The recall stemmed from an investigation of reports of early loosening of the shell from patients' hipbones, followed by revision surgery. The investigation identified as potentially problematic approximately 39,000 shells manufactured between July 1997 and December 2000. On May 17, 2001, Centerpulse Orthopedics. sent a special alert to surgeons who had implanted a porous-coated tibial base plate in patients, advising them of adverse clinical outcomes reported by some surgeons.

        Approximately 25,800 affected Inter-Op™ acetabular shells, 8,800 reprocessed Inter-Op™ shells and 1,600 affected tibial base plates were implanted in patients worldwide, with approximately 32,100 devices implanted in the United States, 1,200 in Canada and 2,900 in other countries. Accordingly, Centerpulse Orthopedics and the Company faced legal challenges worldwide to resolve cases and claims in connection with the recall and the special alert, with the main litigation procedures taking place in the United States and Canada.

Litigation in the United States

        Following the December 5, 2000 recall of Inter-Op™ shells and the May 17, 2001 special alert regarding tibial base plates, lawsuits were filed in both state and federal courts throughout the U.S. against Centerpulse Orthopedics, alleging defective design, marketing and manufacture of its Inter-Op™ shell and tibial base plate. Plaintiffs also alleged claims against Centerpulse Orthopedics for breach of express and implied warranties associated with these devices.

        Between June and September 2001, the Judicial Panel on Multi-District Litigation consolidated and transferred all pending federal litigation relating to the Inter-Op™ shell and the tibial base plate to the U.S. District Court for the Northern District of Ohio (the "Court"). In addition to the multi-district litigation proceeding in the federal court, a substantial number of lawsuits were filed in state courts around the country. In August 2001, in Nueces County, Texas, Centerpulse Orthopedics defended the only recall-related lawsuit ever to go to trial. The jury in that lawsuit awarded three patients and their spouses a total of approximately USD 15 million. Centerpulse Orthopedics subsequently appealed the judgment and later settled the lawsuit for a substantially reduced amount.

        Also in August 2001, the Court conditionally certified a class of affected product recipients and preliminarily approved the Settlement Agreement, which resolved all claims related to the affected products. This initial Settlement Agreement was modified in extensive negotiations over the succeeding seven months culminating in a final agreement reached through the combined efforts of attorneys for Centerpulse Orthopedics and attorneys representing patients in both federal and state courts. The Court granted preliminary approval of the modified Settlement Agreement on March 13, 2002 and final approval on May 8, 2002.

        The Settlement Agreement established the Settlement Trust in order to pay claims in accordance with the terms of the Settlement Agreement. The Settlement Trust was funded with approximately USD 1.1 billion, of which Centerpulse contributed USD 725 million in cash on November 4, 2002. Centerpulse's insurers and Sulzer AG, the Company's former parent company, funded the balance. The Settlement Trust is divided into five separate funds: the Medical Research and Monitoring Fund (USD 1.0 million); the Unrevised Affected Product Recipient Fund (USD 28 million), from which class members who have not undergone a revision surgery are entitled to receive USD 1,000; the Affected Product Revision Surgery Fund (USD 622.5 million), from which class members who have undergone revision surgery are entitled to receive USD 160,000 for each affected product that has been revised; the Extraordinary Injury Fund (USD 100 million), from which a class member who has experienced any of several specified complications related to an affected product may apply for benefits; and the Professional Services Fund (USD 244 million), which includes two sub-funds: the Subrogation and Uninsured Expenses Sub-Fund (USD 60 million), from which third-party payors and uninsured patients may be reimbursed their expenses up to USD 15,000 per affected product revision surgery; and the Plaintiffs` Counsel Sub-Fund (USD 184 million), from which contingent-fee attorneys representing class members are entitled to receive up to USD 46,000 per revision and from which members of the Plaintiffs' Liaison Counsel are eligible to be compensated.

        Centerpulse Orthopedics has entered into separate agreements with the Centers for Medicare and Medicaid Services (together, "Medicare") and approximately 200 private insurers implementing a process for validating and paying claims for reimbursement of expenses from the Subrogation and Uninsured Expenses Sub-Fund. Pursuant to these agreements, Medicare and the private insurers receive a lump sum of no more than USD 15,000 for each patient for whom they are the primary payor.

        The Settlement Agreement specifies certain cut-off dates after which class members who undergo a revision surgery for an affected product are no longer eligible to receive benefits as a consequence of that revision surgery. These dates are June 5, 2003 for class members implanted with an affected Inter-Op™ shell; November 17, 2003 for class members implanted with an affected tibial baseplate; and September 8, 2004 for class members implanted with a reprocessed Inter-Op™ shell. Patients whose reprocessed Inter-Op™ shell, a shell recovered in the voluntary recall and subjected to a newly validated cleaning and sterilization process prior to implantation, is revised prior to the cut-off date are entitled to class revision surgery benefits even though Centerpulse Orthopedics believes that the reprocessed Inter-Op™ shells are entirely safe and effective.

        Those class plaintiffs who opted out of the Settlement Agreement may still bring claims against the Company. As of April 11, 2003, of the original 136 persons who opted out of the Settlement Agreement, 36 patients implanted with an affected product remain unresolved, of which one is known to have undergone revision surgery, and thus represent the highest claimant compensation category under the Settlement Agreement; 31 have not undergone revision surgery; and the status of four is unknown.

        In addition, pursuant to the Settlement Agreement, the Company agreed to fund 50% of the cost of providing benefits for each validated claim for revision surgery benefits in excess of 4,000 and 100% of the cost of providing benefits for each validated claim for reprocessed Inter-Op™ shell revision surgery benefits in excess of 64. As of April 11, 2003, the claims administrator for the Settlement Trust had received 4,362 claim forms in relation to hip implants and tibial base plates and 150 claim forms for reprocessed hip implants. The claims administrator has determined that for these classes of claims, 3,795 and 119, respectively, are likely to be valid. It is not known at present how many more claims will be made or whether the remaining and future claims are valid and hence how many will qualify for settlement. Claims processing will continue throughout 2003, 2004 and 2005.

        In addition, in the event that the USD 60 million Subrogation and Uninsured Expenses Sub-Fund is depleted, the Settlement Agreement provides that the Settlement Trust can apply to the Company for additional funding.

Litigation in Canada

        In Canada, approximately 780 patients were implanted with a recalled Inter-Op™ shell and 453 reprocessed shells were sold in Canada, all of which were sold in Quebec and all plaintiffs are believed to be residents of Quebec. The total number of cases of revision surgery is believed to be approximately 110. On May 7, 2002, Centerpulse Orthopedics agreed to a class action settlement in a lawsuit pending in Quebec Superior Court. The Quebec court granted final approval of the class action settlement on March 28, 2003. The settlement calls for the Company to pay USD 1,000 to each class member who has not undergone a revision surgery, USD 75,000 to each class member who has undergone a single revision of an affected product, USD 100,000 to each class member who has undergone two revisions of an affected product and USD 150,000 to each class member who has undergone three or more revisions of an affected product or who experienced any of several specified complications. Following final approval of the settlement, class members have 30 days during which to opt out of the class if they so choose. Prior to approval of the class settlement, Centerpulse Orthopedics concluded individual settlements with 70 patients, representing what the Company believes is the majority of Canadian patients whose recalled Inter-Op™ shell required revision surgery.

Status Outside the U.S. and Canada

        Outside the United States and Canada, approximately 140 affected product recipients in Australia, Austria, Belgium, France, Germany, Italy, Japan, Korea, Sweden and Switzerland had to undergo revision surgery. In some instances the patients who received affected hip or knee implants have brought claims against Centerpulse. Several of these claims have already been settled.

Related Matters

        Centerpulse Orthopedics, Centerpulse and various other Centerpulse companies are defendants in a number of lawsuits in U.S. state and federal courts brought by patients implanted with Inter-Op™ hip implants and tibial base plate knee implants that were not affected products and therefore are not covered by the Settlement Agreement. Many of the lawsuits were filed prior to the finalization of the Settlement Agreement, apparently under the mistaken belief that the patient was implanted with an affected product. Following the announcement of the Settlement Agreement, some patients discovered that their implant is not an affected product. The Company is aware of approximately 75 such lawsuits as of the current date, involving both patients who did and who did not undergo revision surgery. There may be additional such lawsuits that have not as yet come to the attention of the Company, and additional such lawsuits may be filed in the future. The Company believes that the products at issue in these lawsuits are not defective and intends to defend vigorously against any attempt to pursue these claims.

OTHER LITIGATION

Joint Medical Products Corporation

        Joint Medical Products Corporation ("Joint Medical"), a division of Johnson & Johnson, filed a complaint on January 28, 1997, in the U.S. District Court for the District of Connecticut against Centerpulse USA Inc. and Centerpulse Orthopedics. The suit alleged infringement of a patent owned by Joint Medical relating to an acetabular cup and polymeric insert used in hip prostheses and sought treble damages, attorneys' fees and injunctive relief. In December 1997 (and as later amended in December 1999), the parties stipulated and the court ordered that the case be dismissed without prejudice and that the parties' April 1995 agreement tolling the statute of limitations remain in effect pending the conclusion of a reissue proceeding in the U.S. Patent and Trademark Office (the "USPTO"), involving the Joint Medical patent. A "reissue" proceeding is an administrative proceeding in which a patent owner surrenders his patent to the USPTO, alleging that a mistake was made during the original examination of the underlying patent application in the USPTO, and requests that the USPTO reissue a corrected patent. The USPTO then initiates a new examination proceeding in light of the information received from the patent owner and others. At this time, the Company does not know whether or when the USPTO will reissue the Joint Medical patent or, since the patent claims may change during the reissue proceeding, what defenses may be available to the Company if the USPTO does reissue the Joint Medical patent. In the event that the USPTO reissues the Joint Medical Products patent, the Company intends to defend itself vigorously against any allegations of infringement.

Gary Michelson

        Dr. Gary Michelson initiated an arbitration proceeding against Spine-Tech in 2001 alleging breaches of a 1999 settlement agreement between the parties (the "1999 Agreement"), including Spine-Tech's alleged failure to pay royalties due on sales of fusion cages to Smith & Nephew prior to the Company's acquisition of Spine-Tech in 1998 and Spine-Tech's alleged omission of an attribution notice from certain publications as required by the terms of the 1999 Agreement. The 1999 Agreement provides for a USD 50,000 penalty payable by Spine-Tech for each incident of omission, and Dr. Michelson has alleged approximately 2,000 such incidents. The arbitration hearing is currently set for April 2003, and Spine-Tech intends to defend itself vigorously against Dr. Michelson's allegations.

Guidant Corporation

        By letter dated March 21, 2001, Guidant Corporation ("Guidant") made a demand for indemnification against Centerpulse USA Holding Co. ("Holding Co.") under the terms of the 1998 Stock and Asset Purchase Agreement (the "Guidant Agreement") by which Holding Co. sold its electrophysiology business to Guidant. In the demand, Guidant asserted that it issued a physician advisory with respect to three models of Micron defibrillators (approximately 2,000 devices) manufactured by Sulzer Intermedics Inc. ("Intermedics") and that, as a result thereof, the defibrillators are being replaced sooner than otherwise anticipated. Guidant made a demand against Holding Co. for the damages or losses allegedly suffered by Guidant or Intermedics. By letter dated March 13, 2002, Guidant asserted that the projected amount of its claim would be approximately USD 3.7 million, and made demand for payment of UDS 2.1 million allegedly incurred as of that date. Holding Co. has responded by denying Guidant's request for indemnification and by requesting additional information from Guidant with respect thereto. The Company is aware of one lawsuit brought by a Micron recipient, Gerald Lavey, alleging that he suffered and continues to suffer damages and harm for which he seeks USD 1.5 million from Guidant and Intermedics. Guidant and Intermedics, in turn, have made demand against Holding Co. for indemnification under the Guidant Agreement for Lavey's claim, and

Holding Co. has denied that it is liable to indemnify Guidant and Intermedics. The Company intends to defend itself vigorously in these matters.

Implant Innovations, Inc.

        In March 2003, Implant Innovations, Inc. ("3i"), a subsidiary of Biomet, Inc., served a complaint filed in the U.S. District Court for the Southern District of Florida against Centerpulse Dental Inc., a subsidiary of the Company. The suit alleges that various products of Centerpulse Dental, including its Integral™, Omniloc®, Spline®, Taper-Lock™, SpectraCone™, AdVent™, Screw-Vent®, and SwissPlus™ impression copings, healing abutments having matching emergence profiles, bone profiling tools, and abutment installation tools, infringe six of 3i's patents and seeks treble damages, attorney fees and injunctive relief. The Company intends to defend itself vigorously against 3i's allegations of infringement.

8.A.8 Dividend Policy

        The Company's policy generally with respect to the distribution of cash dividends depends upon general business conditions, the Company's current and expected future financial performance and other relevant factors.

        Also, the distribution of dividends proposed by the directors of the Company requires the approval of the shareholders of the Company in a general meeting of shareholders. In addition, the Company's statutory auditors are required to declare that the dividend proposal is in accordance with Swiss law.

        Pursuant to the provisions of the Senior Credit Facility, so long as there are amounts outstanding thereunder, the Company's ability to pay dividends is significantly limited. Accordingly, the Company currently does not anticipate paying cash dividends during the foreseeable future.

        Because cash dividends, if any, will be paid by the Company in Swiss francs, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADS upon conversion by the ADS depositary of such dividends.

8.B Significant Changes

        With respect to significant chances occurring subsequent to the date of the annual financial statements set forth herein, see the relevant disclosures set forth throughout this annual report, including without limitation, Note 32 to the Consolidated Financial Statements.

Item 9. The Offer and Listing

9.A Offer and Listing Details

Items 9.A.1 -9.A.3

        Not applicable.

9.A.4 Listing Details

        The Shares are primarily listed on the main board of the Swiss Exchange(the "SWX"). The ADSs, each of which represents the right to receive one tenth (1/10) of a Share, are listed on the New York Stock Exchange (the "NYSE").

        The following table sets forth, for the periods indicated, the reported highest and lowest price for one Share on the SWX and for one ADS on the NYSE:

	Shares		ADSs
Annual Information for the Five Most Recent Full Years:
	High	Low	High	Low
	(CHF)(a)		(USD)
1998	414	197	28.88	15.94
1999	320	218	21.81	16.00
2000	553	279	30.25	18.88
2001	447	31	28.50	2.30
2002	259	66	17.90	4.35
	Shares		ADSs
Quarterly Information for the Past Two Years:
	High	Low	High	Low
	(CHF)(a)		(USD)
2001
First quarter	447	320	28.50	20.10
Second quarter	343	94	20.20	5.75
Third quarter	138	64	8.98	4.05
Fourth quarter	84	31	5.40	2.30
2002
First quarter	152	66	9.80	4.35
Second quarter	243	131	16.70	9.16
Third quarter	237	153	16.60	11.05
Fourth quarter	259	164	17.90	11.90

	Shares		ADSs
Monthly Information for the Most Recent Six Months:
	High	Low	High	Low
	(CHF)(a)		(USD)
2002
October	239	164	16.25	11.90
November	259	215	17.42	15.46
December	246	227	17.42	15.50
2003
January	249	205	18.47	15.50
February	279	213	20.15	15.83
March	292	238	21.95	18.34

(a)
The price for one Share on the SWX has been rounded, up or down, to the nearest whole number.

9.B Plan of Distribution

        Not applicable.

9.C Market

        Centerpulse's registered shares are listed on the SWX under the symbol "CEPN" and the ADSs are listed on the NYSE under the symbol "CEP." Consequently, Centerpulse is subject to the listing regulations of both stock exchanges.

        The registered shares have been trading on the SWX, the Company's principal trading market, since July 14, 1997. Securities traded on the SWX include Swiss and non-Swiss bonds, equities, investment funds, rights and warrants.

        The ADSs have been trading on the NYSE since July 14, 1997. Each ADS represents the right to receive one tenth (1/10) of a registered share and is evidenced by an American Depository Receipt. The ADSs have been issued pursuant to a deposit agreement with Deutsche Bank Trust Company Americas as depositary.

9.D Selling Shareholders

        Not applicable.

9.E Dilution

        Not applicable.

9.F Expenses of the Issue

        Not applicable.

Item 10. Additional Information

10.A Share Capital

        Not applicable.

75

10.B Memorandum and Articles of Association

        The Company approved its original Articles of Association on July 15, 1997, and the most recent revision thereto on May 17, 2002, October 9, 2002, and March 19, 2003.

        The Company issued Internal Regulations ("Internal Regulations") on October 3, 2002, determining duties and competencies of the Board of Directors, the delegation of duties and competencies to other corporate bodies and related matters.

10.B.1 Registry; Objects and Purposes

        Centerpulse Ltd. is a joint stock, limited liability company formed under the laws of Switzerland registered in the Commercial Register of the Canton of Zurich under the registration number CH-170.3.004.253-7.

        Pursuant to Article 2 of the Articles of Association, the object of the Company is the acquisition, permanent administration and sale of interests in all kinds of Swiss and foreign enterprises in the field of medical technology and in related fields.

        Article 2 of the Articles of Association also provides that the Company may establish branches and subsidiaries in Switzerland and abroad, acquire, hold and sell real property, carry on all commercial, financial and other activities relating to its object and provide guarantees in favour of associated enterprises.

10.B.2 Directors

        Pursuant to paragraph 5.12 of the Internal Regulations, a director shall abstain from voting on matters before the Board of Directors if the director has a personal interest in the matter other than an interest in the director's capacity as a shareholder of the Company.

        Pursuant to article 17 of the Articles of Association, the directors may claim appropriate remuneration for their activities and reimbursement for their outlays, and the amount thereof shall be fixed by the Board of Directors. The Board of Directors constitutes itself and, according to the Internal Regulations, designates a Compensation Committee, which prepares the decision on the remuneration of members of the Board of Directors. Board resolutions can only validly be taken if a majority of all members of the Board of Directors are present/participating; in the event such a quorum is not attained, the Chairman of the Board is entitled to call a meeting in which such quorum is needed to validly pass a Board resolution.

        The is no retirement of directors under an age limit requirement.

10.B.3 Share Rights, Preferences and Restrictions

        The authorized share capital of the Company consists of one class of registered shares with a par value of CHF 30 per share.

        Each share has equal rights and obligations including with respect, among other matters, rights to receive dividends, voting rights and rights to share in the Company's profits or in any surplus in the event of liquidation. The shares are not entitled to any specific redemption or sinking fund rights. All outstanding shares are fully paid and are not subject to any calls for additional payments.

        Each share has the right to one vote on shareholder matters.

        Directors are elected by the shareholders for terms of three years. The Board of Directors consists of at least four members. Approximately one third of the positions on the Board of Directors are subject to election each year.

10.B 4 Changes of Shareholder Rights

        Shareholders exercise their rights primarily in shareholders' meetings.

        The shareholders have the power at a shareholders' meeting to amend the Articles of Association, including the addition or amendment of provisions regarding the rights of holders of shares. Generally, the approval of an absolute majority of the votes represented at a meeting is required to adopt a resolution considered at any such meeting. The approval of at least two thirds of the votes represented at a meeting and of the absolute majority of par values of the shares represented at the meeting are required, however, for the approval of any resolutions on, among other matters, (i) the creation of shares with increased voting powers, (ii) the implementation of restrictions on the transfer of shares and the removal of such restrictions, (iii), the authorized or conditional increase of share capital, (iv) the increase of share capital out of equity, against contribution in kind, or the the purpose of an acquisition of assets and the granting of special benefits, (v) the restriction or suspension of pre-emptive rights and (vi) the dissolution of the Company without liquidation.

10.B.5 Shareholder Meetings

        Under Swiss law, an ordinary shareholders' meeting must be held within six months after the end of the Company's fiscal year. Shareholders' meetings may be convened by the Board of Directors or, if necessary, by the independent auditor. The Board of Directors is required to convene an extraordinary shareholders' meeting, if so resolved by a shareholders' meeting, or if required by shareholders holding at least 10% of the share capital of the Company. Shareholders' meetings are convened by way of a notice in the Swiss Official Gazette of Commerce, which must be published 20 days before the date of the meeting at the latest. Registered shareholders may be notified of the convocation of a shareholders' meeting in writing.

10.B.6 Limitations on Rights to Own Shares

        There are currently no limitations under Swiss law or in the Articles of Association restricting the rights of shareholders outside Switzerland to hold or vote shares.

10.B.7 Change of Control

        Not applicable.

10.B.8 Share Ownership Disclosure

        Not applicable.

10.B.9 Significant Differences Between Swiss Law and U.S. Law

        According to the Swiss Stock Exchange Act and the implementing ordinances, persons who, directly, indirectly or in concert with third parties, acquire more than 33 1/3% of the voting rights in the Company (whether exercisable or not) have to submit a takeover bid to its remaining shareholders. An exemption from the mandatory bid rules may be granted by the Swiss Federal Banking Commission or, within limits, by the Swiss Takeover Board. If no exemption is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the Swiss Stock Exchange Act and the implementing ordinances enacted thereunder, within two months after the threshold of 33 1/3% of voting rights is first exceeded.

        According to article 663c of the Swiss Code of Obligations, a listed company must disclose the size of shareholdings and the identity of all its shareholders who hold more than 5% of its voting rights. This disclosure must be made once a year in the attachment to the financial statements as published in the Company's annual report. The Swiss Stock Exchange Act and the implementing ordinances require that persons who directly, indirectly or in concert with third parties, acquire or dispose of shares and thereby reach, exceed or fall below the thresholds of 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the voting rights in the Company (whether exercisable or not) notify the Company and the Swiss Stock Exchange where the shares in question are listed of such acquisition or disposal in writing within four trading days. Following receipt of such notification, the Company must inform the public within two trading days.

        According to article 707 subsection 1 of the Swiss Code of Obligations, the members of the Board of Directors must be shareholders. However, one qualification share is sufficient for this purpose and can also be transferred to the respective member via fiduciary agreement.

10.B.10 Changes in Capital Requirements

        Not applicable.

10.C Material Contracts

SMITH & NEPHEW AGREEMENTS

        Centerpulse Ltd., Smith & Nephew and Smith & Nephew Group Holding entered into a Combination Agreement, dated as of March 20, 2003, setting forth certain agreements regarding the proposed business combination of the companies generally described in Item 4.A "History and Development of the Company—Smith & Nephew Proposed Business Combination Transaction."

IMPLANT LITIGATION CONTRACTS

        Centerpulse Ltd., Centerpulse Orthopedics Inc. and Sulzer AG entered into the Settlement Agreement described elsewhere herein, dated as of March 13, 2002, with class counsel in the matter styled, In Re Sulzer Hip Prosthesis and Knee Prosthesis Liability Litigation, MDL Docket No. 01-CV-9000 (MDL No. 1401), in the U.S. District Court (N.D. Ohio).

        Centerpulse Ltd., Sulzer AG and XL Winterthur International Insurance Switzerland ("Winterthur") entered into an Indemnification and Release Agreement effective as of March 14, 2002, pursuant to which Winterthur agreed to remit directly to the Settlement Trust the remaining balance (approximately USD 178.5 million) of the proceeds from liability insurance policies maintained by Sulzer AG and Centerpulse Ltd. for the policy year commencing April 1, 2001. In addition, Winterthur agreed to remit to the Settlement Trust an amount (USD 40.0 million) representing a portion of the proceeds from liability insurance policies maintained by Centerpulse Ltd. for the policy year commending April 1, 2001. Finally, Centerpulse Ltd. agreed to indemnify Sulzer AG against all claims and liabilities of members of the settlement class who opt-out of the Settlement Agreement.

        Centerpulse Orthopedics Inc. has entered into a Settlement and Release Agreement with the United States of America effective as of May 2, 2002 concerning the Centers for Medicare and Medicaid Services ("CMS") claims for reimbursement of medical items and services provided to Medicare beneficiaries in connection with the voluntary recall of the Inter-Op™ shells. Under the terms of the Settlement and Release Agreement, Centerpulse Orthopedics Inc. agreed to reimburse the United States for up to USD 10,000 for hospital services and USD 5,000 for physicians' services for each Medicare patient who has had a revision surgery. Payments to the United States are paid out of the Settlement Trust established for the administration of the Settlement Agreement.

        Centerpulse Orthopedics Inc. entered into settlement agreements with approximately 200 third-party payors (including various BlueCross/BlueShield plans, Humana Health plans, Mutual of Omaha and CIGNA plans throughout the United States) to resolve certain claims of subrogation for reimbursement relating to revision surgeries for both the recalled acetabular shells and withdrawn tibial base plates. The terms of the settlement agreements are essentially consistent with the terms of the

Settlement Agreement and Release related to CMS's subrogation claims. The payments to be made to these third-party payors will also be made out of the Settlement Trust.

        Centerpulse Orthopaedics Inc. and Centerpulse Ltd. (as respondents) entered into a settlement agreement with L'Association D'Aide aux Victimes des Prothèses de la Hanche/The Hip Implants Victims' Aid Assocation and Cora Cohen (as petitioners) dated May 7, 2002, whereby the parties agreed to settle the action upon the terms and conditions set forth in the Settlement Agreement. The Quebec Superior Court granted final approval of the settlement agreement on March 28, 2003.

SULZER AG SPIN-OFF CONTRACT

        Centerpulse Ltd. and Sulzer AG entered into a Separation Agreement dated, July 6, 2001, setting forth certain agreements of the parties regarding the Sulzer AG demerger from Centerpulse Ltd. to the Sulzer AG shareholders. The agreement contains, among other things, provisions relating to the division between Centerpulse and Sulzer AG of tax and other liabilities relating to the use of the trademarks "Sulzer" and "SulzerMedica" incurred prior to the separation.

SENIOR CREDIT FACILITY

        In October 2002, Centerpulse Ltd. and Centerpulse Orthopedics entered into the Senior Credit Facility with a syndicate of bank lenders arranged by UBS Warburg Ltd pursuant to which an original principal amount of USD 635 million was borrowed which as of December 31, 2002, had been paid down to USD 331 million. The amounts borrowed were applied in payment of obligations under the Settlement Agreement.

        The Company and, with certain limited exceptions, its consolidated subsidiaries have guaranteed payment under the Senior Credit Facility.

        In addition, the Company has pledged as security for the repayment of the credit facility shares in material subsidiaries, material intellectual property, receivables, inventories, material real property, insurance claims and other material assets.

        Under the Senior Credit Facility, the Company also is subject to numerous covenants and restrictions, including affirmative covenants regarding performance of all obligations under the Settlement Agreement, use of proceeds, payment of taxes, maintenance of insurance, maintenance of corporate existence, rights and authorizations, granting of access, interest rate and currency hedging, compliance with material contractual obligations and laws including environmental law, maintenance and funding of pension funds, maintenance of material properties in good repair, notification of events of default and potential events of default under the facility documents, material defaults under other material contracts, litigation and other adverse action, maintenance of books and records, provision of security and/or guarantees by material subsidiaries, and guarantors to ensure that, other than as required by law, there are no restrictions on their ability to receive payments from their subsidiaries or to make payments to the Company or any intermediate holding company whether by way of dividend, loan or otherwise.

        The Senior Credit Family also contains numerous negative covenants regarding restrictions on the pledge of assets, disposals, assignments or transfers, changes of business, acquisitions and mergers, loans and investments, joint ventures, granting of credit, the incurrence of further indebtedness, the payment of dividends, redemptions, repurchases of share capital or any other returns to any of the shareholders, payments of subordinated debt (including amounts owed under the settlement with the U.S. Government), and on variation of the constitutional documents, litigation settlement agreements and indebtedness and other material agreements.

        The Senior Credit Facility also contains financial covenants requiring the Company and its subsidiaries to, among other things, maintain minimum coverage of interest expense, minimum coverage of fixed charges, a capital expenditures limit and a maximum total debt to EBITDA ratio.

        The Senior Credit Facility also contains events of default, including, among others, non-payment of principal, interest or fees, failure to observe certain undertakings set forth in the facilities documents, making an incorrect representation, warranty or statement, insolvency in respect of any material subsidiary, cross default (subject to agreed threshold amounts), cessation of business, material adverse change, change of control, material audit qualification, termination of material contracts and adverse litigation and judgments.

        A default is triggered under the Senior Credit Facility upon a change of control of the Company. In basic terms, a "change of control" is defined as (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any person or group of equity interests representing more than 35% of either the aggregate ordinary voting power or the aggregate equity value represented by the issued and outstanding equity interests in the Company and/or (b) occupation of a majority of the seats on the Board of Directors of the Company by persons who were neither (i) nominated by the Board of Directors of the Company or (ii) appointed by directors so nominated. The business combination transaction with Smith & Nephew is expected to trigger this default, which gives the lenders wide-ranging rights to demand repayment of the loans outstanding and to enforce their security over the Company's assets and the assets of the majority of the assets of the Group unless the loans are promptly repaid. See "Item 5.B Operating and Financial Review and Prospects—Liquidity and Capital Resources."

ACQUISITION AND DISPOSITION AGREEMENTS

        Agreement and Plan of Merger dated as of January 5, 2001, between Sulzer Medica USA Holding Co., Elver Acquisition Corporation and Intratherapeutics, Inc. for the purchase of Intratherapeutics' stent business. The Company paid consideration of USD 145 million in connection therewith.

        Centerpulse USA Holding Co., Centerpulse Ltd. and Microvena Corporation entered into a Stock Purchase Agreement, dated as of August 30, 2002, for Microvena's purchase of all of the shares of capital stock of Sulzer IntraTherapeutics Inc. for USD 95 million, subject to post-closing working capital adjustments. The transaction closed on November 7, 2002.

        Centerpulse (UK) Holdings Ltd., Centerpulse USA Holding Co., Centerpulse Germany Holding GmbH, Centerpulse Ltd. and Terumo Corporation entered into a Share and Asset Purchase Agreement, dated as of October 3, 2002, for Terumo's purchase of Centerpulse's vascular graft business, including the shares of capital stock of Sulzer Vascutek Ltd. and Sulzer Vascutek USA Inc, for USD 170 million, subject to post-closing working capital adjustments. The transaction closed on November 17, 2002.

        Centerpulse USA Holding Co., Centerpulse Ltd. and SNIA, S.p.A. entered into a Stock Purchase Agreement, dated as of November 26, 2002, for SNIA's purchase of the Company's cardiovascular valve business, including all of the shares of capital stock of Sulzer Carbomedics Inc., Sulzer Mitroflow Corp., Sulzer Cardiovascular GmbH and Sulzer Cardiovascular BV, for USD 116 million, including USD 80 million in cash and USD 36 million in the form of a subordinated note, subject to post-closing working capital adjustments. The transaction closed on January 21, 2003.

UNDERWRITING AGREEMENT FOR RIGHTS OFFERING

        Centerpulse entered into an underwriting agreement (the "Underwriting Agreement") with UBS Warburg and Incentive Capital AG (together with UBS Warburg, the "Underwriters") on September 27, 2002, pursuant to which the Underwriters severally, but not jointly, agreed to underwrite the shares offered in connection with the capital increase with a rights offering (the "Rights Offering") of 1,822,408 registered shares of the Company. The Rights Offering was consummated on October 9, 2002. Pursuant to the Underwriting Agreement, Centerpulse paid the Underwriters certain management and underwriting commissions based on the size of the Rights Offering and the underwriting commitment, respectively. Centerpulse has made certain customary representations and undertakings to the Underwriters, paid certain costs incurred by the Underwriters in connection with the Rights Offering and also agreed to indemnify the Underwriters against certain liabilities in connection with the Rights Offering. The proceeds of the Rights Offering together with funds drawn under the Senior Credit Facility were used to fund the Settlement Agreement in respect of the U.S. class action implant litigation. See Item 6.A "Directors, Senior Management and Employees—Certain Relationships."

10.D Exchange Controls and Other Limitations Affecting Security Holders.

        Not applicable.

10.E Taxation

TAXATION OF INVESTMENTS IN SHARES IN SWITZERLAND

        The following is a summary of the material tax consequences of the purchase, ownership and disposition of listed stocks under prevailing Swiss tax law. This summary makes no claim as to completeness, nor does it take into account any special circumstances of individual investors. It is for general information only and does not address every potential tax consequences of an investment in Shares under the laws of Switzerland. This summary is based on Swiss tax law and treaties in effect at the time of filing of this annual report. Such law and treaties are subject to amendments (or changes in interpretation), which may have retroactive effect. Prospective investors should consult their own advisors as to tax consequences of the purchase, ownership and disposition of Shares in the light of their particular circumstances.

Withholding Taxes on Dividends and Other Distributions

        Dividends and similar payments or distributions in kind made by the Company to a shareholder (including liquidation proceeds exceeding the nominal value of the Shares and stock dividends) are subject to Swiss federal withholding tax (Verrechnungssteuer) at a rate of 35% (the "Withholding Tax"). Gains realized upon repurchase of Shares by the Company may be characterized as dividend income if certain conditions have been met. In the case of such re-characterization of capital gains into dividend income, Withholding Tax will be levied on the difference between the purchase price and the nominal value of the Shares purchased.

        The Withholding Tax must be deducted by the Company from the gross disbursement and paid to the Swiss Federal Tax Administration. The Withholding Tax is in principle reimbursed in full to an individual or legal entity that is domiciled or headquartered in Switzerland if the recipient was the beneficial owner of the Shares at the time the distributions were made and duly reported the gross disbursement received in its financial statements and/or in his or her personal tax return.

        The Withholding Tax may be refunded in full or in a part to a non-Swiss resident under the terms of an applicable double taxation treaty. At present, Switzerland has entered into double taxation treaties with the following countries:

Albania	Hungary	Mexico	Singapore
Australia	Iceland	Moldova	Slovakia
Austria	India	Mongolia	Slovenia
Belarus	Indonesia	Morocco	South Africa
Belgium	Italy	Netherlands	Spain
Bulgaria	Ivory Coast	New Zealand	Sri Lanka
Canada	Jamaica	Norway	Sweden
Croatia	Japan	Pakistan	Thailand
Czech Republic	Kazakhstan	People's Republic of China	Trinidad and Tobago
Denmark	Kuwait	Philippines	Tunisia
Ecuador	Kyrgystan	Poland	Ukraine
Egypt	Latvia	Portugal	United Kingdom
Finland	Lithuania	Republic of Ireland	United States of America
France	Luxembourg	Republic of Korea (South Korea)	Venezuela
Germany	Macedonia	Romania	Vietnam
Greece	Malaysia	Russia

        In addition, negotiations have been completed for new double taxation treaties but treaties have not come to force yet with Argentina, Armenia, Azerbaijan, Bangladesh, Brazil, Chile, Estonia, Ethiopia, Georgia, Iran, Israel, North Korea, Serbia and Montenegro, Turkey, Turkmenistan, Uzbekistan and Zimbabwe.

Swiss-U.S. Treaty Provisions

        In general, a holder of Shares or ADSs will be entitled to benefits under the Swiss-U.S. double taxation treaty (the "Swiss-U.S.Treaty") if the holder is: (i) an individual U.S. citizen or resident who has a substantial presence, permanent home or habitual abode in the United States, a U.S. corporation, or a partnership, estate, or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries; (ii) not also a resident of Switzerland for Swiss tax purposes; and (iii) not subject to a limitation on benefits article that applies in limited circumstances (each such holder entitled to benefits under the Swiss-U.S. Treaty referred to for purposes of this discussion as a "U.S. Treaty Holder"). The treaty benefits discussed herein generally are not available to U.S. Treaty Holders who hold ADSs or Shares in connection with the conduct of business in Switzerland through a permanent establishment or the performance of personal services in Switzerland through a fixed base. This summary does not discuss the treatment of such holders.

        The Swiss Withholding Tax rate is 35%; however, according to the Swiss-U.S. Treaty, U.S. Treaty Holders with respect to ADSs or Shares will be entitled to a refund of Swiss Withholding Tax withheld in excess of 15%. The refund claim of 20% must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Berne, Switzerland. The form used for obtaining a refund is Swiss Tax Form 82, which may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address noted above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form may not be filed before the earliest of July 1 or January 1 following the dividend date and no later than December 31 of the third year following the calendar year that includes the dividend date. The form must be accompanied by evidence of the deduction of Swiss Withholding Tax at the source of the dividend.

Income and Profit Taxes on Dividends

        A Swiss resident or a foreigner subject to Swiss taxation who receives dividends and similar distributions (including stock dividends and liquidation proceeds) from the Company generally must declare these distributions in its financial statements and/or in his or her personal tax return and owe income tax or profit tax on the relevant amounts. Under some cantons' tax legislation, no tax is levied at the cantonal and municipal level on stock dividends if the shares are held as private assets. A Swiss resident or a foreign legal entity subject to Swiss taxation who is a shareholder and who itself is a corporation may, under certain circumstances, benefit from relief from taxation under the dividend participation relief (Beteiligungsabzug).

Taxes on Capital Gains upon the Disposal of Shares

        Under prevailing Swiss tax law, Swiss resident individuals who hold Shares as part of their private assets will generally not be subject to any Swiss federal, cantonal or municipal income taxation on gains realized upon the sale or other disposal of Shares. However, capital gains realized upon repurchase of Shares by the Company are considered taxable dividend income under certain circumstances. In case of such re-characterization of capital gains into dividend income, income tax will be levied on the difference between the purchase price and the nominal value of the Shares purchased.

        Capital gains realized on Shares held as part of the business assets of a Swiss resident or foreign resident subject to Swiss taxation are included in the taxable income of such person. This provision also applies to individuals who qualify as so-called professional securities dealers (gewerbsmässige Wertschriftenhändler).

        Gains realized upon the sale of Shares by a non-resident holder will not be subject to Swiss income taxation, provided that the holder does not hold the Shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or a fixed place of business.

        A Swiss resident or a foreign legal entity subject to Swiss taxation who is a shareholder and who itself is a corporation may, under certain circumstances, be eligible for relief from taxation with respect to capital gains (Beteiligungsabzug).

Securities Transfer Stamp Duty

        The transfer of Shares or ADSs may be subject to the Swiss security transfer stamp duty (Umsatzabgabe as defined in the Swiss Federal Stamp Duty Tax Act) of 0.15% on the sales proceeds, whereas the stamp duty is divided equally between the seller and the buyer.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        Subject to the limitations described below, the following generally summarizes the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the receipt, acquisition, ownership and disposition of shares. This discussion is limited to U.S. Holders (i) who will be beneficial owners of shares and (ii) who will hold their shares as capital assets within the meaning of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). For U.S. federal income tax purposes, a U.S. Holder of ADSs (which are evidenced by ADRs) or restricted ADSs (which are evidenced by restricted ADRs) will be treated as the owner of the Shares that those ADSs or restricted ADSs, as applicable, represent.

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of shares and who is for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia; (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder's decision in regard to shares. As this is a general summary, prospective owners of shares who are U.S. Holders are advised to consult their own tax advisors with respect to the U.S. federal, state and local tax consequences, as well as to non-U.S. tax consequences, of the receipt, acquisition, ownership and disposition of shares applicable to their particular tax situations.

        This discussion is based on current provisions of the Code, current and proposed U.S. Treasury regulations promulgated there under and administrative and judicial decisions, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on such holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including: broker-dealers, including dealers in securities or currencies; insurance companies; taxpayers that have elected mark-to-market accounting; tax-exempt organizations; financial institutions or "financial services entities"; taxpayers who hold Shares, or will hold shares, as part of a straddle, "hedge" or "conversion transaction" with other investments; holders owning, or who owned, directly, indirectly or by attribution at least 10% of the Company's voting power; taxpayers whose functional currency is not the U.S. dollar; certain expatriates or former long-term residents of the United States; and taxpayers who acquired Shares, or who will acquire shares, as compensation.

        This discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of beneficiaries of trusts or estates, or partnerships or persons who will hold shares through a partnership or other pass-through entity. This summary does not consider any U.S. tax consequences to a non-U.S. Holder.

        The Company participated in a Rights Offering in 2002, as discussed elsewhere in this annual report, pursuant to which rights to acquire shares in the Company were offered and acquired by certain offerees. These rights have either lapsed or been exercised as of the date hereof. Accordingly, this discussion does not address the tax consequences of the acquisition, ownership, exercise or disposition (including a lapse) of the rights. In addition, as discussed elsewhere in this annual report, the Company has agreed to enter into a business combination transaction with Smith & Nephew. The tax consequences of that transaction for holders of Company securities are not addressed herein but will be discussed in Form F-4 filed with the U.S. Securities Exchange Commission (the "SEC") in connection with that transaction.

        EACH INVESTOR IS URGED TO CONSULT SUCH INVESTOR'S OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PERSON IN RECEIVING, PURCHASING, HOLDING OR DISPOSING OF SHARES.

Taxation of Dividends

        Subject to the discussion below under "—Passive Foreign Investment Company Considerations," in the event that the Company pays a dividend, a U.S. Holder of Shares will be required to include in gross income as ordinary income the amount of any distribution paid on its Shares (including any Swiss taxes withheld from the amount paid) on the date the distribution is received (which in the case of ADSs, will be the date of receipt by the ADS depositary) to the extent the distribution is paid out of the Company's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the

U.S. Holder's basis in the Shares and, to the extent in excess of such basis, will be treated as a gain from the sale or exchange of the Shares.

        Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the date the distribution is received (which in the case of ADSs, will be the date of receipt by the ADS depositary). A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which generally will be U.S. source ordinary income or loss.

        U.S. Holders will have the option of claiming the amount of any Swiss income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of any Swiss income taxes withheld, but such amount may be claimed as a credit against the individual's U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The limitations set out in the Code include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. Distributions of current or accumulated earnings and profits will generally be foreign source passive income for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Swiss income tax withheld from dividends received on the Shares to the extent such U.S. Holder has not held the Shares for at least 16 days during the 30-day holding period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Shares are not counted toward meeting the 16-day holding period required by the statute.

Taxation of the Sale or Exchange of Shares

        Subject to the discussion below under "—Passive Foreign Investment Company Considerations," upon the sale or exchange of Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the U.S. Holder's tax basis in the Shares and the amount realized on the sale or exchange. Capital gain from the sale or exchange of the Shares held more than one year will be long-term capital gain and will be eligible for reduced rates of taxation for individuals and certain non-corporate taxpayers. Gain or loss recognized by a U.S. Holder on a sale or exchange of Shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of Shares is subject to limitations.

Passive Foreign Investment Company Considerations

        Adverse tax rules apply to shareholders (and holders of rights to acquire shares) in a passive foreign investment company (a "PFIC"). The Company will be a PFIC for U.S. federal income tax purposes, if 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which the Company is considered to own 25% or more of the shares by value, is passive income. Alternatively, the Company will be considered to be a PFIC if 50% or more of its assets in a taxable year, averaged over the year (determined by averaging the percentages at the end of each quarter of the taxable year) and ordinarily determined based on fair market value and including the pro rata share of the assets of any company, U.S. or foreign, in which the Company is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes, among other sources of income, amounts derived by reason of the temporary investment of funds raised in the Company's public offerings.

        The Company believes that it was not a PFIC for 2002 and that it will not become a PFIC in future years based on its anticipated income and assets. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that the Company will not become a PFIC. U.S. Holders who hold Shares during a period when the Company is a PFIC will be subject to the adverse U.S. federal income tax consequences of PFIC status, even if it ceases to be a PFIC. A shareholder in a PFIC who is a U.S. person must file a completed U.S. Internal Revenue Service Form 8621 every year. U.S. Holders are urged to consult their tax advisors about the PFIC rules.

U.S. Backup Withholding and Information Reporting

        A U.S. Holder, other than a corporation or other exempt recipient, generally will be subject to information reporting requirements with respect to dividends paid in the United States on Shares and with respect to proceeds paid from the sale, exchange, redemption or other disposition of Shares. In addition, a U.S. Holder generally will be subject to U.S. backup withholding at a current rate of 30% on dividends paid in the United States on Shares and with respect to proceeds paid from the sale, exchange, redemption or other disposition of Shares if such U.S. Holder fails to provide a valid U.S. Internal Revenue Service Form W-9 or otherwise fails to establish an exemption.

        Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service.

        THE PRECEDING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF RECEIVING, PURCHASING, HOLDING AND DISPOSING OF SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE AND LOCAL TAX LAWS, AS WELL AS NON-U.S. TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

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

Item 11. Quantitative and Qualitative Disclosure About Market Risk

GENERAL

        Centerpulse's reporting currency is the Swiss franc. Fluctuations in the rate of exchange between the Swiss franc and other currencies have an impact on Centerpulse's financial results. The sales and operating costs of Centerpulse's subsidiaries are typically denominated in the same currency, and this general matching of revenue and expenses provides certain limits on currency risk exposure. A substantial portion of Centerpulse's net sales and costs is denominated in currencies other than the Swiss franc, primarily the U.S. dollar and the euro. Additionally, Centerpulse has significant intercompany receivables from its foreign subsidiaries that are denominated in foreign currencies, principally the U.S. dollar and the euro. Therefore, Centerpulse's financial results are exposed to currency translation risks when the local currency is translated into Swiss francs. In 2002 compared to 2001, foreign exchange rate fluctuations negatively affected net sales and earnings. In 2001, as compared to 2000, foreign exchange rate fluctuations caused minor effects on net sales and earnings.

        Historically, Centerpulse has at least partially hedged its currency exposures with derivatives as part of its global hedging program, which is designed to minimize exposure to foreign exchange rate fluctuations. Centerpulse does not participate in speculative derivatives trading. All derivatives are recognized on the balance sheet at fair value. Changes in the fair value of derivative financial instruments are either recognized in the income statement or in equity depending on whether the instrument qualifies for hedge accounting.

        In particular, Centerpulse has used over-the-counter forward contracts and over-the-counter options in hedging these risks. These contracts are valued in a manner similar to that used by the market to value exchange-traded contracts. Standard valuation formulas are used, which employ assumptions made about future foreign currency exchange rates based on existing exchange rates, interest rates and volatility observed in the market. On January 1, 1999, Centerpulse adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138. On January 1, 2001, Centerpulse adopted IAS 39 "Financial Instruments: Recognition and Measurement." These accounting and reporting standards require that all derivative instruments to be recorded on the balance sheet as either an asset or liability and measured at fair value. The statements require that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. See "—Foreign Currency Exchange Rate Risk" for more information on Centerpulse's exposure to foreign exchange rate fluctuations.

MARKET-RATE-SENSITIVE INSTRUMENTS AND RISK MANAGEMENT

        Due to the global nature of its operations, Centerpulse conducts its business in various foreign currencies and, as a result, is subject to the exposures that arise from foreign currency exchange rate movements. Such exposures arise from transactions denominated in foreign currencies, primarily intercompany loans and purchases of inventory, as well as from the translation of results of operations from outside of Switzerland.

        Centerpulse manages volatility risks where necessary under its risk management policies. Through its foreign exchange risk policy, Centerpulse seeks to protect its net income and net worth in Swiss francs against major currency fluctuations. The foreign exchange risks are managed by the finance department based on strategies established consistently with the foreign exchange risk policy and are reviewed on a regular basis. The individual companies of the Centerpulse Group are responsible for protecting their net income and net worth in their local currencies from exchange rate volatility. In order to avoid any significant impact on a subsidiary's net income because of changes in foreign currency rates, transactional foreign currency risks are kept to a minimum or are hedged. Centerpulse mainly uses currency forward contracts to address the currency transaction risk. Adding and holding additional risk positions, especially speculative positions, without underlying operating transactions, is explicitly prohibited.

        Due to its borrowings and cash position Centerpulse is also exposed to changes in interest rate risks. These risks are covered by Centerpulse's interest rate policy.

FOREIGN CURRENCY EXCHANGE RATE RISK

        The financial statements of Centerpulse are reported in Swiss francs as the Swiss franc reflects the economic substance of the underlying events and circumstances of the Company. However, 90% of Centerpulse's net sales of CHF 1,470 million in 2002 are denominated in currencies other than the Swiss franc. In addition, approximately 99% of Centerpulse's long-term debt is denominated in currencies other than the Swiss franc. As a result, fluctuations in exchange rates can have a significant effect on Centerpulse's net sales, operating results and financial position.

        Centerpulse's financial instruments are subject to changes in fair values (as reported in the consolidated balance sheet) due to changes in market rates of exchange.

        The net fair values of all foreign currency derivative contracts outstanding as of December 31, 2002 was CHF 1 million and as of December 31, 2001 was CHF -1 million. An analysis has been prepared to estimate the sensitivity of the fair value of all derivative instruments based on a hypothetical 10% unfavorable change in exchange rates as of December 31, 2002. The results of the estimation, which may vary from actual results, are as follows:

	As of December 31,
10% Adverse Rate Movement (at year-end rates)
	2002	2001
	(in CHF millions)
Loss	4.4	2.5
Gain	11.2	20.5

        Losses and gains on underlying transactions or anticipated transactions would largely offset any gains and losses of fair value on derivative contracts. These offsetting gains and losses are not reflected in the above table. There were no anticipatory hedges as of December 31, 2002 or 2001.

        In addition, substantial portions of Centerpulse's assets are denominated in currencies other than the Swiss franc, predominantly the U.S. dollar, euro and the British pound sterling. As a result, fluctuations in exchange rates can have a significant effect on the translation. If Swiss francs were to have strengthened 10% against all other currencies, Centerpulse's equity, reported in Swiss francs, would have decreased by CHF 107 million in 2001 and by CHF 67 million in 2000.

INTEREST RATE RISK

        Centerpulse had CHF 492 million in long-term borrowings as of December 31, 2002. The table below provides information about Centerpulse's financial instruments that are sensitive to changes in interest rates.

        The notional amounts of outstanding debt as of December 31, 2002 are set forth in the following table:

	Carrying Values
	2003	2004	2005	2006	2007	Thereafter	Total	Total Fair Value
	(in CHF millions)
Maturity Dates as at Year End
Liabilities
Long-term borrowings:
Various, principally in CHF, EUR, GBP, USD and JPY—floating based on LIBOR	6	10	5	5	450	—	476	476
Various, principally in CHF, CDN and JPY—fixed rate	—	—	2	—	—	15	17	17
Total long-term borrowings	6	10	7	5	450	15	493	493
Short-term borrowings:
Various, principally in CHF, EUR, GBP, USD and JPY—floating based on LIBOR	64	—	—	—	—	—	64	64
Total short-term borrowing	64	—	—	—	—	—	64	64

        Based upon the net cash position of CHF -358 million as of December 31, 2002, a increase in short-term interest rates of 1% would have increased Centerpulse's annual net interest expenses by CHF 3.5 million in 2002.

Item 12. Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

14.A Material Modification to Instruments

        Not applicable.

14.B Material Modification of the Other Class of Securities

        Not applicable.

14.C Withdrawals and Substitutions

        Not applicable.

14.D Change of Trustee or Paying Agent

        In 2003, the ADR depositary was changed to:

  Deutsche Bank Trust Company Americas
  60 Wall Street
  MS NYC60-2515
  New York, NY 10005

14.E Use of Proceeds

        Not applicable.

Item 15. Controls and Procedures

        Based on its review within 90 days of the date of this annual report of the Company's disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's current disclosure controls and procedures are effective to ensure that material information by the Company is recorded, processed, summarized and reported in a timely manner and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

        As of the date of this annual report, based on the assessment of the Board of Directors, there were no changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16.

Item 16.A Audit Committee Financial Expert

        Not applicable.

Item 16.B Code of Ethics

        On March 7, 2003, Centerpulse Ltd. adopted a group-wide Code of Ethics that applies to the Company's directors, oficers and employees, including its principal executive officer, principal financial officer and the principal accounting officer.

        In addition, the Company previously adopted and maintains Business Conduct Guidelines that apply to all directors, officers and employees in the Company's U.S. and Canadian operations.

PART III

Item 17. Financial Statements

        The following audited and consolidated financial statements, together with the report of PricewaterhouseCoopers AG thereon, are filed as part of this Annual Report:

Item 18. Financial Statements

        Not applicable.

Item 19. Exhibits

1.1	Articles of Association (English translation included), as amended (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Centerpulse Ltd. filed with the SEC on March 31, 2003).
1.2
Internal Regulations (English translation included) of Centerpulse Ltd., as amended (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-8 of Centerpulse Ltd filed with the SEC on March 20, 2003 (Registration Number 333-103946).
*4.1	Centerpulse Ltd. Amended and Restated 1997 Management Stock Option Plan of Centerpulse Ltd., as amended.
*4.2	Centerpulse Ltd. Amended and Restated 2001 Stock Option Plan, as amended.
*4.3	Centerpulse Ltd. Amended and Restated 2001 Long-Term Stock Option Plan, as amended.
4.4	Sulzer Medica 2001 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4 to the Annual Report on Form 20-F of Centerpulse Ltd filed with the SEC on June 18, 2001).
4.5
Sulzer Medica 2002 Employee Stock Purchase Plan United States and Canada (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-8 of Centerpulse Ltd filed with the SEC on April 2, 2002 (Registration Number 333-85388)).
4.6
Centerpulse 2003 Employee Stock Purchase Plan United States and Canada (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-8 of Centerpulse Ltd filed with the SEC on March 20, 2003 (Registration Number 333-103946).
4.7
Centerpulse 2003 Stock Option Plan (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-8 of Centerpulse Ltd filed with the SEC on March 20, 2003 (Registration Number 333-103945)).
4.8
Centerpulse 2003 Long-Term Stock Option Plan (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-8 of Centerpulse Ltd filed with the SEC on March 20, 2003 (Registration Number 333-103944) ).
4.9
AGREEMENT AND PLAN OF MERGER dated as of January 5, 2001, among SULZER MEDICA USA HOLDING CO., a Delaware corporation ("Parent"), ELVER ACQUISITION CORPORATION, a Minnesota corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and INTRATHERAPEUTICS, INC., a Minnesota corporation (the "Company")(incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F of Centerpulse Ltd filed with the SEC on May 17, 2002).

4.10
ASSET PURCHASE AGREEMENT, dated as of November 1, 2000, as amended January 8, 2001, and May 23, 2001, among CORE-VENT CORPORATION, d/b/a Paragon Implant Company, a Nevada corporation ("Paragon"), CORE-VENT BIOENGINEERING, INC., a California corporation ("C-V BioEngineering"), CORE-VENT PARAGON BIO, a California corporation ("C-V Paragon"), PARAGON ADMINISTRATION, INC., a California corporation ("Paragon Administration"), CORE-VENT GmbH, a corporation organized under the laws of the Federal Republic of Germany ("C-V GmbH"), CORE-VENT ISRAEL (1997), a PARAGON Company Ltd., a corporation organized under the laws of Israel ("C-V Israel"; and together with Paragon, C-V BioEngineering, C-V Paragon, Paragon Administration, C-V GmbH and C-V Israel, the "Seller"), the shareholders of Paragon identified on the signature page thereto (the "Paragon Shareholders"), the shareholders of C-V BioEngineering identified on the signature page thereto (the "C-V BioEngineering Shareholders"), the Niznick Family Foundation (the "Niznick Foundation"), a California not-for-profit corporation, DR. GERALD A. NIZNICK, an individual ("Dr. Niznick"; and together with the Paragon Shareholders, the C-V BioEngineering Shareholders and the Niznick Foundation, the "Shareholders"), SULZER MEDICA USA INC., a Delaware corporation ("Parent"), SULZER CALCITEK INC., a Delaware corporation ("Calcitek"), and SULZER CALCITEK GmbH, a corporation organized under the laws of the Federal Republic of Germany ("Calcitek GmbH"), GASHTAR LTD, a corporation organized under the laws of Israel ("Calcitek Israel") and SULZER DENTAL CORP, a corporation organized under the laws of Canada ("Calcitek Canada" and together with Calcitek, and Calcitek GmbH and Calcitek Israel, the "Purchaser")(incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F of Centerpulse Ltd filed with the SEC on May 17, 2002).
*4.11
AMENDMENT NO. 2 TO ASSET PURCHASE AGREEMENT (the "Second Amendment"), dated as of May 23, 2001, among CORE-VENT CORPORATION, d/b/a Paragon Implant Company, a Nevada corporation ("Paragon"), CORE-VENT BIOENGINEERING, INC., a California corporation ("C-V BioEngineering"), CORE-VENT PARAGON BIO, a California corporation ("C-V Paragon"), PARAGON ADMINISTRATION, INC., a California corporation ("Paragon Administration"), CORE-VENT GmbH, a corporation organized under the laws of the Federal Republic of Germany ("C-V GmbH"), CORE-VENT ISRAEL (1997), a PARAGON Company Ltd., a corporation organized under the laws of Israel ("C-V Israel"; and together with Paragon, C-V BioEngineering, C-V Paragon, Paragon Administration, C-V GmbH and C-V Israel, the "Seller"), the shareholders of Paragon identified on the signature page thereto (the "Paragon Shareholders"), the shareholders of C-V BioEngineering identified on the signature page thereto (the "C-V BioEngineering Shareholders"), the Niznick Family Foundation (the "Niznick Foundation"), a California not-for-profit corporation, DR. GERALD A. NIZNICK, an individual ("Dr. Niznick"; and together with the Paragon Shareholders, the C-V BioEngineering Shareholders and the Niznick Foundation, the "Shareholders"), SULZER MEDICA USA INC., a Delaware corporation ("Parent"), SULZER CALCITEK INC., a Delaware corporation ("Calcitek"), and SULZER CALCITEK GmbH, a corporation organized under the laws of the Federal Republic of Germany ("Calcitek GmbH"), GASHTAR LTD, a corporation organized under the laws of Israel ("Calcitek Israel") and SULZER DENTAL CORP, a corporation organized under the laws of Canada ("Calcitek Canada" and together with Calcitek, and Calcitek GmbH and Calcitek Israel, the "Purchaser").

*4.12
AMENDMENT NO. 3 TO ASSET PURCHASE AGREEMENT (the "Third Amendment"), dated as of June 29, 2001, among CORE-VENT CORPORATION, d/b/a Paragon Implant Company, a Nevada corporation ("Paragon"), CORE-VENT BIOENGINEERING, INC., a California corporation ("C-V BioEngineering"), CORE-VENT PARAGON BIO, a California corporation ("C-V Paragon"), PARAGON ADMINISTRATION, INC., a California corporation ("Paragon Administration"), CORE-VENT GmbH, a corporation organized under the laws of the Federal Republic of Germany ("C-V GmbH"), CORE-VENT ISRAEL (1997), a PARAGON Company Ltd., a corporation organized under the laws of Israel ("C-V Israel"; and together with Paragon, C-V BioEngineering, C-V Paragon, Paragon Administration, C-V GmbH and C-V Israel, the "Seller"), the shareholders of Paragon identified on the signature page thereto (the "Paragon Shareholders"), the shareholders of C-V BioEngineering identified on the signature page thereto (the "C-V BioEngineering Shareholders"), the Niznick Family Foundation (the "Niznick Foundation"), a California not-for-profit corporation, DR. GERALD A. NIZNICK, an individual ("Dr. Niznick"; and together with the Paragon Shareholders, the C-V BioEngineering Shareholders and the Niznick Foundation, the "Shareholders"), SULZER MEDICA USA INC., a Delaware corporation ("Parent"), SULZER CALCITEK INC., a Delaware corporation ("Calcitek"), and SULZER CALCITEK GmbH, a corporation organized under the laws of the Federal Republic of Germany ("Calcitek GmbH"), GASHTAR LTD, a corporation organized under the laws of Israel ("Calcitek Israel") and SULZER DENTAL CORP, a corporation organized under the laws of Canada ("Calcitek Canada" and together with Calcitek, and Calcitek GmbH and Calcitek Israel, the "Purchaser").
*4.13
AMENDMENT NO. 4 TO ASSET PURCHASE AGREEMENT (the "Fourth Amendment"), dated as of November 26, 2001, among CORE-VENT CORPORATION, d/b/a Paragon Implant Company, a Nevada corporation ("Paragon"), CORE-VENT BIOENGINEERING, INC., a California corporation ("C-V BioEngineering"), CORE-VENT PARAGON BIO, a California corporation ("C-V Paragon"), PARAGON ADMINISTRATION, INC., a California corporation ("Paragon Administration"), CORE-VENT GmbH, a corporation organized under the laws of the Federal Republic of Germany ("C-V GmbH"), CORE-VENT ISRAEL (1997), a PARAGON Company Ltd., a corporation organized under the laws of Israel ("C-V Israel"; and together with Paragon, C-V BioEngineering, C-V Paragon, Paragon Administration, C-V GmbH and C-V Israel, the "Seller"), the shareholders of Paragon identified on the signature page thereto (the "Paragon Shareholders"), the shareholders of C-V BioEngineering identified on the signature page thereto (the "C-V BioEngineering Shareholders"), the Niznick Family Foundation (the "Niznick Foundation"), a California not-for-profit corporation, DR. GERALD A. NIZNICK, an individual ("Dr. Niznick"; and together with the Paragon Shareholders, the C-V BioEngineering Shareholders and the Niznick Foundation, the "Shareholders"), SULZER MEDICA USA INC., a Delaware corporation ("Parent"), SULZER CALCITEK INC., a Delaware corporation ("Calcitek"), and SULZER CALCITEK GmbH, a corporation organized under the laws of the Federal Republic of Germany ("Calcitek GmbH"), GASHTAR LTD, a corporation organized under the laws of Israel ("Calcitek Israel") and SULZER DENTAL CORP, a corporation organized under the laws of Canada ("Calcitek Canada" and together with Calcitek, and Calcitek GmbH and Calcitek Israel, the "Purchaser").
4.14
Class Action Settlement Agreement among Sulzer Orthopedics Inc., Sulzer Medica AG, Sulzer Ltd. and Class Counsel, on Behalf of Class Representatives In Re Sulzer Hip Prosthesis and Knee Prosthesis Liability Litigation MDL Docket No. 01-CV-9000 (MDL No. 1401) dated as of March 13, 2002 (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F of Centerpulse Ltd filed with the SEC on May 17, 2002).

4.15
Indemnification and Release Agreement by and among Sulzer Medica AG, Sulzer AG and XL Winterthur International Insurance Switzerland effective as of March 14, 2002 (incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F of Centerpulse Ltd filed with the SEC on May 17, 2002).
*4.16
Settlement Agreement, dated as of May 7, 2002, among L'Association D'Aide aux Victimes des Prothèses de la Hanche/Hip Implants Victims' Aid Association, Cora Cohen, Centerpulse Orthopedics Inc. and Centerpulse Ltd.
4.17
Settlement and Release Agreement dated as of May 2, 2002, Among the United States of America, acting through the Civil Division of the United States Department of Justice and on behalf of the Department of Health and Human Services and Sulzer Orthopedics Inc. (incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F of Centerpulse Ltd filed with the SEC on May 17, 2002).
4.18
Letter Agreement between Sulzer Orthopedics Inc. and XL Winterthur International Insurance Switzerland dated April 25, 2002 (incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F of Centerpulse Ltd filed with the SEC on May 17, 2002).
4.19
Memorandum of Understanding among the Settling Health Plans and Sulzer Entities named therein (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F of Centerpulse Ltdfiled with the SEC on May 17, 2002).
*4.20	Separation Agreement, dated as of July 6, 2001, between Centerpulse Ltd. and Sulzer AG.
4.21
Form of Deposit Agreement among Centerpulse AG and Deutsche Bank Trust Company Americas, as Depositary, and holders from time to time of American Depositary Receipts issued thereunder, including the form of the American Depositary Receipt (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 of Centerpulse Ltd (Registration No. 333-102777)).
*4.22
U.S. $635,000,000 FACILITY AGREEMENT dated October 29, 2002 for CENTERPULSE ORTHOPEDICS INC. arranged by UBS WARBURG LTD. as Arranger with UBS AG, STAMFORD BRANCH acting as Facility Agent and UBS AG, STAMFORD BRANCH acting as Security Agent.
*4.23	Subscription and Underwriting Agreement, dated as of September 27, 2002 by and between Centerpulse Ltd., UBS AG, and InCentive Capital AG.
*4.24
Stock Purchase Agreement among Centerpulse USA Holding Co., Centerpulse Ltd. and Microvena Corporation for Purchase of all of the Outstanding Shares of Capital Stock of Sulzer IntraTherapeutics, Inc. dated as of August 30, 2002.
*4.25
SHARE AND ASSET PURCHASE AGREEMENT, dated as of October 3, 2002, among CENTERPULSE (U.K.) HOLDING LIMITED, a company organized under the laws of Scotland ("Seller"), CENTERPULSE USA HOLDING CO., a Delaware corporation ("CUH"), CENTERPULSE GERMANY HOLDING GmbH, a company organized under the laws of Germany ("CGHG") CENTERPULSE AG, a company organized under the laws of Switzerland, and TERUMO CORPORATION, a corporation organized under the laws of Japan ("Purchaser").
*4.26
STOCK PURCHASE AGREEMENT, dated as of November 26, 2002, among CENTERPULSE USA HOLDING CO., a corporation organized under the laws of Delaware ("Seller"), CENTERPULSE LTD., a corporation organized under the laws of Switzerland ("Centerpulse"), and SNIA, S.P.A., a corporation organized under the laws of the Republic of Italy ("Purchaser" or "SNIA").

*4.27
Amendment No. 1 to STOCK PURCHASE AGREEMENT, dated as of November 26, 2002, among CENTERPULSE USA HOLDING CO., a corporation organized under the laws of Delaware ("Seller"), CENTERPULSE LTD., a corporation organized under the laws of Switzerland ("Centerpulse"), and SNIA, S.P.A., a corporation organized under the laws of the Republic of Italy ("Purchaser" or "SNIA").
*4.28
Amendment No. 2 to STOCK PURCHASE AGREEMENT, dated as of November 26, 2002, among CENTERPULSE USA HOLDING CO., a corporation organized under the laws of Delaware ("Seller"), CENTERPULSE LTD., a corporation organized under the laws of Switzerland ("Centerpulse"), and SNIA, S.P.A., a corporation organized under the laws of the Republic of Italy ("Purchaser" or "SNIA").
*4.29
TRANSITION SERVICES AGREEMENT, dated as of January 21, 2003, among CENTERPULSE LTD., a corporation duly organized and existing under the laws of Switzerland ("Centerpulse"), CENTERPULSE USA HOLDING CO., a corporation organized under the laws of Delaware ("Centerpulse USA"), SULZER CARBOMEDICS INC., a corporation organized under the laws of Delaware ("CMI") and SNIA S.P.A., a corporation duly organized and existing under the laws of the Republic of Italy ("SNIA").
*4.30	Combination Agreement dated as of March 20, 2003, by and among Smith & Nephew Group plc, Smith & Nephew plc and Centerpulse Ltd.
*4.31	Code of Business Conduct and Ethics (Global).
*4.32	Centerpulse USA Inc. Business Conduct Guidelines, United States and Canada.
*8.1	Subsidiary List.
*10.1	Consent of PricewaterhouseCoopers AG, Independent Public Accountants.
*99.1	Certification of Max Link re Section 906 of the Sarbanes-Oxley Act of 2002.
*99.2	Certification of Urs Kamber re Section 906 of the Sarbanes-Oxley Act of 2002.

*
Filed herewith

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that has duly caused and authorized the undersigned to sign this registration statement on its behalf.

CENTERPULSE LTD
Date: April 24, 2003	By:	/s/ MAX LINK Max Link Chairman and Chief Executive Officer
	By:	/s/ URS KAMBER Urs Kamber Chief Financial Officer

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Max Link, certify that:

1.
I have reviewed this annual report on Form 20-F of Centerpulse Ltd;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

April 24, 2003 Date
/s/ MAX LINK Max Link President and Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Urs Kamber, certify that:

1.
I have reviewed this annual report on Form 20-F of Centerpulse Ltd;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

April 24, 2003 Date
/s/ URS KAMBER Urs Kamber Chief Financial Officer

Report of Independent Accountants

To the Shareholders and Board of Directors
of Centerpulse Ltd, Zurich

        We have audited the consolidated financial statements (consolidated balance sheets, consolidated income statements, consolidated cash flow statements, consolidated statements of shareholders' equity and notes to the consolidated financial statements) of Centerpulse Ltd and its subsidiaries as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, all expressed in Swiss francs.

        These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

        Our audits were conducted in accordance with auditing standards promulgated by the Swiss profession and with International Standards on Auditing and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position, of Centerpulse Ltd and its subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in accordance with International Financial Reporting Standards.

        International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 17 to Form 20-F. The application of the latter would have affected the determination of consolidated net income expressed in Swiss francs for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity also expressed in Swiss francs at December 31, 2002 and 2001 to the extent summarized in note 31 to the consolidated financial statements.

PricewaterhouseCoopers AG

/s/ R. RAUSENBERGER R. Rausenberger	/s/ ST. HAAG St. Haag

Winterthur, March 10, 2003

Consolidated Income Statements

(in millions CHF)	Notes	2002	2001	2000
Net sales		1,470	1,418	1,347
Cost of sales		(480)	(540)	(420)
Gross profit		990	878	927
Selling, general and administrative expense		(631)	(648)	(555)
Research and development expense		(94)	(130)	(108)
Other operating income	8	2	—	6
Goodwill amortization		(50)	(57)	(39)
Hip and knee implant litigation	9	—	(1,476)	—
Exceptional operating items	10	(12)	(198)	(1)
Gain on sale of discontinued operations	11	200	—	—
Operating income/loss		405	(1,631)	230
Financial expense/income	12	(28)	7	29
Other non-operating expense/income	12	(1)	(21)	—
Income/loss before taxes		376	(1,645)	259
Taxes	13	(37)	454	(67)
Net income/net loss before minority interests		339	(1,191)	192
Minority interests		(2)	(2)	(2)
Net income/loss		337	(1,193)	190
Per registered share/per American Depositary Share (ADS)
Basic earnings/loss per share	14	33.10	(119.62)	19.01
Basic earnings/loss per ADS		3.31	(11.96)	1.90
Diluted earnings/loss per share	14	32.82	(119.62)	18.98
Diluted earnings/loss per ADS		3.28	(11.96)	1.90

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

(in millions CHF)	Notes	2002	2001
Assets
Non-current assets
Intangible assets	15	604	930
Property, plant and equipment	16	200	236
Investments and other financial assets	17	70	65
Deferred income taxes	13	541	643
Total non-current assets		1,415	1,874
Current assets
Inventories	18	352	411
Trade accounts receivable	19	290	308
Other accounts receivable and prepaid expenses		82	122
Cash and cash equivalents		199	156
Total current assets		923	997
Total assets		2,338	2,871
Equity and Liabilities
Shareholders' equity	21	1,270	784
Minority interests		8	7
Non-current liabilities
Non-current borrowings	22	487	20
Deferred income taxes		19	19
Non-current provisions	23	159	1,468
Other non-current liabilities		4	11
Total non-current liabilities		669	1,518
Current liabilities
Current borrowings	24	70	75
Current provisions	23	92	223
Trade accounts payable		64	70
Other current and accrued liabilities	25	165	194
Total current liabilities		391	562
Total liabilities		1,060	2,080
Total equity and liabilities		2,338	2,871

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

(in millions CHF, except share data)	Share capital	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Treasury stock	Total
January 1, 2000	300	766	683	95	(5)	1,839
Dividends (CHF 5 per share)	—	—	(50)	—	—	(50)
Options exercised (note 30)	—	3	—	—	—	3
Increase in treasury stock	—	—	—	—	(2)	(2)
Net income	—	—	190	—	—	190
Currency translation adjustments	—	—	—	13	—	13
Comprehensive income(1)	—	—	190	13	—	203
December 31, 2000	300	769	823	108	(7)	1,993
Adjustments for adopting IAS 39	—	—	12	—	—	12
Dividends (CHF 6 per share)	—	—	(60)	—	—	(60)
Options exercised (note 30)	—	—	—	—	—	—
Increase in treasury stock	—	—	—	—	(9)	(9)
Fair value reserve	—	—	(9)	—	—	(9)
Net income	—	—	(1,193)	—	—	(1,193)
Currency translation adjustments	—	—	—	50	—	50
Comprehensive income(1)	—	—	(1,193)	50	—	(1,143)
December 31, 2001	300	769	(427)	158	(16)	784
Capital increase(2)	55	201	—	—	—	256
Cost of capital increase(2)	—	(18)	—	—	—	(18)
Options exercised (note 30)	1	2	—	—	—	3
Increase in treasury stock	—	—	—	—	(1)	(1)
Fair value reserve	—	—	—	—	—	—
Net income	—	—	337	—	—	337
Currency translation adjustments	—	—	—	(91)	—	(91)
Comprehensive income(1)	—	—	337	(91)	—	246
December 31, 2002	356	954	(90)	67	(17)	1,270

(1)
Comprehensive income includes changes in equity, other than those arising from investment by owners and distributions to owners. The comprehensive income was CHF 246, CHF (1,143) and CHF 203 million in 2002, 2001 and 2000, respectively.

(2)
As part of the financing of the obligations under the Settlement Agreement, the Company increased its capital by means of a tradeable preemptive rights offering, which was completed with the delivery of new shares on October 15, 2002.

The accompanying notes are an integral part of these financial statements.

Consolidated Cash Flow Statements

(in millions CHF)	2002	2001	2000
Cash flow from operating activities
Net income/net loss	337	(1,193)	190
Minority interests	2	2	2
Gain on sale of discontinued operations	(200)	—	—
Depreciation and amortization	124	195	117
Change in provisions(1)	(1,282)	1,492	(7)
Change in net current assets & long-term receivables	(75)	(40)	(10)
Exceptional write-down of goodwill	—	53	—
Other non-cash items, net	(15)	(416)	5
Total cash flow from operating activities	(1,109)	93	297
Cash flow from investing activities
Purchase/sale of intangible assets	(2)	(8)	(6)
Purchase/sale of tangible assets	(60)	(71)	(49)
Acquisitions including minority investments	(14)	(413)	(80)
Proceeds from divestitures	400	27	4
Purchase/sale of long-term financial assets	(11)	(38)	(22)
Total cash flow from investing activities	313	(503)	(153)
Net cash flow before financing activities	(796)	(410)	144
Cash flow from financing activities
Proceeds from issuance of share capital	241	—	3
Change in treasury stock	(1)	(9)	(2)
Increase in borrowings	1,010	7	—
Repayment of borrowings	(484)	(26)	(4)
Dividends	—	(60)	(50)
Total cash flow (-used in) from financing activities	766	(88)	(53)
Net effect of currency translation on cash and cash equivalents	73	21	(4)
Change in cash and cash equivalents	43	(477)	87
Cash and cash equivalents at beginning of period	156	633	546
Cash and cash equivalents at end of period	199	156	633
Supplemental cash flow information:
Interest receipts	4	14	39
Interest payments	(12)	(8)	(8)
Income tax payments	(44)	(24)	(55)

(1)
Included in change in provisions in 2002 is the cash outflow related to the hip and knee implant litigation of CHF 1,242 million.

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

Note 1: General Information

        On January 9, 1997, the Board of Directors of Sulzer Ltd, Winterthur, Switzerland ("Sulzer") approved a plan to offer a minority shareholding in its SulzerMedica Group ("Group") to the public. In order to prepare for this offering, Sulzer transferred its ownership interest in its orthopedic, electrophysiology and cardiovascular prostheses subsidiaries to SulzerMedica Ltd ("SulzerMedica" or the "Company"), a company previously named Sulzer Orthopedics Ltd, incorporated in Switzerland. On July 14, 1997, SulzerMedica Ltd increased its share capital by 2,600,000 registered shares, each with a nominal value of CHF 30. These shares were sold to the public through an Initial Public Offering (IPO) in July 1997, for CHF 350 per share. Upon completion of the IPO via capital increase, Sulzer's beneficial ownership of the Company's common stock was reduced to 74%. On February 1, 1999, SulzerMedica completed its sale of the electrophysiology business.

        At the Sulzer Annual General Meeting on April 19, 2001 the shareholders approved the separation of Sulzer and SulzerMedica. The separation was completed on July 10, 2001. At the extraordinary shareholders' meeting of SulzerMedica on July 9, 2001 the Company took the final step to complete its independence from parent company Sulzer. At the Annual General Meeting of SulzerMedica on May 17, 2002 the shareholders approved the change of the Group's name from SulzerMedica to Centerpulse.

        On June 12, 2002 the Group announced its plans to divest its Cardiovascular Division, comprising the Group's entire Cardiac and Vascular Care product lines that produce and distribute mechanical and tissue heart valves and products for the treatment of vascular obstructions and diseases. On November 7, 2002, the Group concluded the sale of IntraTherapeutics, Inc. to ev3 Inc., a portfolio company run by equity firms Warburg Pincus LLC and The Vertical Group, for USD 95 million. On November 18, 2002, the Group concluded the sale of Vascutek Ltd. to Terumo Corporation of Japan for USD 170 million. On November 27, 2002, the Group announced that it had entered into a definitive agreement to sell its Carbomedics Inc. and Mitroflow Corp. mechanical and tissue valve business to the Italian medical device company Snia S.p.A. for a total consideration of USD 116 million. On January 21, 2003, the Group announced that this sale had been concluded.

Note 2: Basis of Preparation

        The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investment securities.

        In 2002 no new International Accounting Standards or International Financial Reporting Standards have been introduced.

        The term "in millions CHF" in these Consolidated Financial Statements refers to millions of Swiss francs.

Note 3: Accounting and Consolidation Principles

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to valuation of the depreciable lives of fixed assets and intangible assets, allowances for doubtful accounts, inventory obsolescence, provisions, impairment charges and deferred taxes. Actual results could differ from estimates.

        Consolidation principles.    The consolidated financial statements include all of the assets, liabilities, income and expense of companies in which Centerpulse, directly or indirectly, holds more than 50% of the voting rights or otherwise has the power to control the company.

        Acquisitions have been accounted for using the purchase method. All material intercompany balances and transactions are eliminated.

        Investments in associated companies.    Companies in which the Group holds between 20% and 50% of the voting rights and has significant influence are accounted for by using the equity method. Due to the insignificance of this position the Group's share in the equity is presented under "Investments and other financial assets" and not in a separate line. The Group's share of net income is presented under "Other operating income".

        Available-for-sale investments.    As of January 1, 2001 minority investments and other financial assets are initially recorded at cost and subsequently carried at fair value. The Group has classified all these equity investments as available-for-sale. Changes in fair value are deferred as a fair value adjustment in equity and recycled to the income statement when the asset is sold. Unrealized losses considered to be other than temporary are included in the income statement. Depending on the classification of the investment as operating or not, the impairment is recorded as other operating expenses or as financial expense, or as exceptional operating item, respectively.

        Foreign currency conversion.    Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The consolidated financial statements are presented in Swiss Francs, which is the measurement currency of the parent. Transactions in foreign currencies are translated into the measurement currency using exchange rates prevailing at the dates of transaction. Assets and liabilities in foreign currencies are stated at the year-end rate. The resulting exchange differences are included in the net income.

        The assets and liabilities of foreign affiliates, including acquired goodwill, are translated using the year-end rates of exchange. Income statements and cashflow statements are translated at average exchange rates for the year if the effective rate does not deviate significantly from the average exchange rate. Currency conversion differences resulting from consolidation are included in shareholders' equity. In the event of sale or liquidation of foreign affiliated companies, the cumulative currency conversion differences relating to the Company that has been disposed of form part of the gain or loss on the sale or liquidation proceeds.

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

        Property, plant and equipment.    Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life, land is not depreciated.

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

        Investment property.    Investment property is held for long-term rental yields and is not occupied by the Group. Such properties are carried at cost less accumulated depreciation. The disclosed fair value is based on market evidence and on discounted cash flow projections based on existing and potential rent contracts.

        Impairment.    If circumstances affecting the recoverability of tangible and intangible assets change, and impairment has occurred, the Company compares the estimated discounted cash flows expected to be generated by the asset with its carrying value. It then records and recognizes an impairment charge by means of a special depreciation of the excess carrying value and adjusts the useful lives of intangible assets as appropriate.

        Inventories.    Raw materials, supplies and consumables are stated at the lower of cost or net realisable value. Finished products and work in progress are stated at the lower of production cost or net realizable value. Production costs include the cost of materials and direct and indirect manufacturing cost. Depending on the nature and the use, inventories are valued on the basis of weighted average prices or the FIFO method. Allowances are made for obsolete, slow-moving and excess inventories.

        Accounts receivable.    Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. Such provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows.

        Cash and cash equivalents.    Cash and cash equivalents comprise bills, postal and bank accounts, together with current account and deposit balances with maturities of under three months at acquisition.

        Provisions.    Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

        Derivative financial instruments.    The Company uses derivative financial instruments to manage the economic impact of fluctuations in foreign currency exchange rates. Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives as either (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), or (2) a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or (3) a hedge of a net investment in a foreign entity on the date a derivative contract is entered into.

        Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

        Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in equity. The Group has classified all hedging activities as fair value hedges.

        Employee benefits.    The liability of defined benefit plans for retirement benefits corresponds to the present value of benefits payable. The discount rate used for determining the present value is based on the prevailing interest rates applicable to long-term corporate or government bond issues with maturities extending over the average duration of the retirement benefit entitlements. All actuarially computed gains and losses which exceed 10% of the present value of future benefits payable or the underlying assets of the benefit plan ("corridor"), are amortized over the average remaining active period of employment.

        Defined contribution plans are pure saving plans without any added benefits. The contributions made are charged directly to personnel costs.

        Revenue recognition.    Revenue comprises the invoiced value for the sale of goods and services net of value-added tax, rebates and discounts, and after eliminating sales within the Group. Revenue from the sale of goods is recognized when significant risks and rewards of ownership of the goods are transferred to the buyer. Accruals for estimated future returns and credits are made when the related revenue is recognized. Such amounts are estimated on the basis of historical rates of return, customer inventory levels and other factors.

        Income per share.    Basic income per share is calculated by dividing net income by the weighted average number of shares issued minus treasury stock during the year.

        Diluted net income per share is computed by dividing net income by the weighted average number of registered shares issued, minus treasury stock, during the year plus the incremental shares that would have been outstanding under the management stock option plan (see "Stock-based compensation") upon the assumed exercise of dilutive stock options.

        Research and development costs.    Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably.

        Stock-based compensation.    Under the terms of the management stock option plans, the option exercise price is equal to the fair market value of the share at the date of grant and, accordingly, no costs other than social security costs are recorded in connection with the plans.

        Taxes.    Provision is made for all income taxes assessed on profits earned up to the balance sheet date in the year to which they relate. Deferred taxes are included on differences between the amounts carried for tax purposes and those carried for corporate purposes, applying the liability method. For this purpose, all the valuation differences recorded by affiliated companies and tax losses they are carrying forward are taken into consideration. Deferred taxes are calculated at the locally applicable tax rates. These tax rates are immediately adjusted to reflect the effects of changes in the law. A potential offset against future tax costs through losses they are carrying forward and valuation differences is included in the balance sheet if this is expected to be realized in the form of anticipated profits. Deferred taxes on proposed profit distributions by subsidiaries are accrued. Where profits of subsidiaries are retained in the business and used for local investment, they are not included in the deferred tax calculation. Where the disposal of an investment is foreseen, the applicable deferred taxes are included. Deferred tax assets and liabilities are only offset by the entities subject to these taxes, to the extent that such income taxes are payable to the same authority and such offset is permitted by law. The movements in the deferred tax position are accounted for as a direct charge or credit to tax expense.

Explanatory notes

Note 4: Currency Exchange Rates

		Year-end rates Consolidated balance sheets			Average rates Consolidated statements of income and cash flow statements
CHF
		2002	2001	2000	2002	2001	2000
1 US Dollar	USD	1.39	1.68	1.62	1.56	1.69	1.69
1 Pound Sterling	GBP	2.23	2.44	2.43	2.34	2.43	2.56
1 Euro	EUR	1.45	1.48	1.52	1.47	1.51	1.56
100 Japanese Yen	JPY	1.17	1.28	1.42	1.24	1.39	1.57

Note 5: Composition of the Group

        A list of investments held directly or indirectly by Centerpulse Ltd is provided below:

Company/Management		Share		Registered Capital
Switzerland
(4)	Centerpulse Management Ltd, Zurich	100%	CHF	100,000.—
	Max Link
(4)	Centerpulse Services Ltd, Zurich	100%	CHF	100,000.—
	Claudio Aquilina
(1)	Centerpulse Orthopedics Ltd, Baar	100%	CHF	12,000,000.—
(3)	Richard Fritschi
(1)	Centerpulse Orthopedics (Switzerland) Ltd, Münsingen	100%	CHF	100,000.—
(3)	Peter Liniger
(2)	Sulzer Cardiovascular Ltd, Baar	100%	CHF	500,000.—
	Mike Barrett
Belgium
(1)	Centerpulse BeLux SA/NV, Brussels	100%	EUR	300,000.—
(3)	Jean-Pierre Willems
Germany
(4)	Centerpulse Germany Holding GmbH, Freiburg	100%	EUR	35,000,000.—
	Urs Kamber
(1)	Centerpulse Germany GmbH, Freiburg	100%	EUR	4,500,000.—
(3)	Klaus Hug/Georg Stadler
(5)	Centerpulse Dental GmbH, Freiburg	100%	EUR	511,292.—
	Werner Grotz/Steven E. Hanson
(2)	Sulzer Cardiovascular GmbH, Hamburg	100%	EUR	512,000.—
	Mike Barrett

France
(1)	Centerpulse France SA, Etupes	100%	EUR	130,000.—
(3)	Maurice Meytre
(1)	Centerpulse Sud-Ouest Sarl, Toulouse-Blagnac	100%	EUR	54,000.—
(3)	Françoise Loesch
(1)	Centerpulse Ouest Sarl, La Méziere	100%	EUR	2,256,000.—
(3)	Philippe Jaffres
(1)	Centerpulse Centre Sarl, Ebreuil (Vichy)	100%	EUR	8,000.—
(3)	Benoît Combe
(1)	Centerpulse Nord Sarl, Lille	100%	EUR	8,000.—
(3)	Eric Bauduin
(1)	Centerpulse Industrie Sarl, Etupes	100%	EUR	1,600,000.—
	Maurice Meytre
(2)	Sulzer Cardiovascular SA, Meudon (Paris)	100%	EUR	2,515,409.—
	James F. A. Deegan
(5)	Centerpulse Dental Sarl, Rungis (Paris)	100%	EUR	76,225.—
	Alexander Ochsner
United Kingdom
(4)	Centerpulse (UK) Holdings Ltd, Inchinnan	100%	GBP	16,160,000.—
	Marcel Bauckhage
(4)	SM RE Ltd, St. Peter Port (Guernsey)	100%	CHF	5,000,000.—
	Guy Hendry
(1)	Centerpulse (UK) Ltd, Alton	100%	GBP	1,050,000.—
(3)	Guido Bassing
(2)	Sulzer Carbomedics UK Ltd, Crawley	100%	GBP	1,000.—
	James F. A. Deegan
Netherlands
(1)	Centerpulse Netherlands BV, Utrecht	100%	EUR	25,000.—
(3)	Rob Ringelberg
(2)	Sulzer Cardiovascular BV, Utrecht	100%	EUR	150,500.—
	John Lawrence Groover
Italy
(1)	Centerpulse Italia S.p.A., Opera (Milan)	100%	EUR	14,025,000.—
(3)	Marco Grubenmann
(1)	Allo System Srl, Villorba (Treviso)	51%	EUR	40,000.—
(3)	Antonio De Cristofaro
(1)	Migliori Srl, Viagrande (Catania)	51%	EUR	434,000.—
(3)	Fernando Migliori
Austria
(1)	Centerpulse Austria GmbH, Mödling	100%	EUR	60,000.—
(3)	Manfred Köppl
Spain
(1)	Centerpulse Ibérica SA, Madrid	100%	EUR	62,226.10
(3)	Marcel Kyburz
Sweden
(1)	Centerpulse Orthopedics Sweden AB, Stockholm	100%	SEK	200,000.—
(3)	Bengt Sedell

Czech Republic
(1)	Centerpulse CZ sro, Prague	100%	CZK	24,700,000.—
	Oldrich Cech
Canada
(2)	Sulzer Medica Canada Inc., Toronto	100%	CAD	3,200,000.—
	Paul E. Parsons
(1)	Centerpulse Orthopedics Canada Inc., Toronto	100%	CAD	4,000,001.—
	Daniel Berdat
(2)	Sulzer Carbomedics Canada Ltd, Calgary	100%	CAD	100.—
	Charles D. Griffin
(2)	Sulzer Mitroflow Corp., Richmond	100%	CAD	12,000,000.—
	Mark Seboldt
(5)	Centerpulse Dental Corp., Etobicoke (Ontario)	100%	CAD	100.—
	Steven E. Hanson
USA
(4)	Centerpulse USA Holding Co., Houston, Texas	100%	USD	185,000,000.—
	Gabor-Paul Ondo
(4)	Centerpulse USA Inc., Houston, Texas	100%	USD	1,000.—
	Gabor-Paul Ondo
(2)	Sulzer Carbomedics Inc., Austin, Texas	100%	USD	117,490,215.—
	Dennis C. Wallach
(1)	Centerpulse Orthopedics Inc., Austin, Texas	100%	USD	209,349,052.—
	David Floyd
(3)	Centerpulse Spine-Tech Inc, Minneapolis/Minnesota	100%	USD	615,290,443.—
	Mike McCormick
(3)	Centerpulse Spine Tech Surgical Inc, Minneapolis/Minnesota	100%	USD	13,702,429.—
	Mike McCormick
(5)	Centerpulse Dental Inc., Carlsbad/California	100%	USD	52,378,029.—
	Steven E. Hanson
(6)	Centerpulse Biologics Inc., Austin, Texas	100%	USD	1,280,394.—
	Thomas Zehnder
Australia
(1)	Centerpulse Australia Pty Ltd, Chatswood	100%	AUD	14,450,000.—
	Paul Aragones
(5)	Centerpulse Dental Australia PtyLtd, Kensington	100%	AUD	1.—
	David Colquhoun
Israel
(5)	Centerpulse Dental Ltd, Ramat Gan	100%	ILS	100.—
	Steven E. Hanson
South Africa
(1)	Centerpulse RSA (Proprietary) Ltd, Greenside	100%	ZAR	100.—
(3)	Michael Nesbitt
India
(1)	Centerpulse India Ltd, Chennai	100%	INR	3,000,000.—
(3)	K. Senthilnathan

Japan
(1)	Centerpulse Japan KK, Tokyo	100%	JPY	350,000,000.—
(3)	Hans Rudolf Schuerch
Korea
(1)	Centerpulse Korea Ltd, Seoul	100%	KRW	319,220,000.—
(3)	Dae Sik Pyon

(1)
Orthopedics

(2)
Cardiovascular (divested as of January 21, 2003)

(3)
Spine-Tech

(4)
Management

(5)
Dental

(6)
Research & Development Biologics

        Acquisitions of subsidiaries in the year 2001 are set out in the following list which indicates the companies acquired, the country, the division and the date of integration into the consolidation. In each case, all voting rights were acquired. No significant acquisitions took place in 2002 and 2000.

        On June 12, 2002 the Group announced its plans to divest its Cardiovascular Division. For further information see note 11.

2001

  •
  Paragon Implant Company Encino (USA); Dental Division; Jan. 1, 2001

  •
  IntraTherapeutics Inc. St. Paul (USA); Cardiovascular Division; Feb. 1, 2001

  •
  Sulzer Australia Pty Ltd Chatswood (Australia); Orthopedics and Cardiovascular Division; July 1, 2001

        The purchase price considerations of these acquisitions amount to CHF 432 million in 2001. No agreements to make contingent payments have been entered into in connection with these acquisitions.

        The 1999 agreement to purchase Mitroflow Inc. foresees a potential adjustment of the purchase price of a maximum of USD 17 million including interest, depending upon when Centerpulse receives approval from the US Federal Drug Administration, FDA, for the main product, a biological valve. If FDA approval is not obtained within a specified time frame no payment beyond the recorded liability is required.

Note 6: Effects of Acquisitions

        The impact of significant subsidiaries acquired was as follows:

(in millions CHF)	2002	2001	2000
Net sales	—	91	—
Operating income	—	(33)	—
Non-current assets acquired	—	89	—
Current assets acquired	—	53	—
thereof cash acquired	—	6	—
Liabilities acquired	—	(47)	—

Note 7: Segment Information

        In 2002 the Group changed its reporting structure from two segments to four segments. The information presented below has been changed from prior years to reflect this adjustment to the primary reporting format. Since the change the Group's business has been managed on a worldwide basis and structured into four operating segments. The Orthopedics division develops, manufactures and distributes hip, knee and other orthopedic implants. Spine-Tech develops and distributes spinal implants. The Dental division develops, manufactures and distributes dental implants. The Cardiovascular Division develops, manufactures and distributes heart valves including repair products, vascular grafts and stents.

        As discussed in greater detail in note 11, the Group has decided to divest its Cardiovascular Division, including the Company's entire Cardiac Care and Vascular Care product lines. Subsequent to this divestment the Company will comprise of the three remaining global businesses (Orthopedics, Spine-Tech and Dental).

        The Group's further operating activities consist of biologic activities and Group management, including the costs of holding, financing and managing Centerpulse.

        The geographic segmentation reflects the main operating areas of the Group. The Group's policy specifies that the transfer of goods and services between the various segments be carried out at arm's length.

        Between the Divisions, no material inter-segment sales have occurred.

Primary reporting format—segment information by division

Part 1

(in millions CHF)	2002	2001	2000
Net sales
Orthopedics Division	923	855	861
Spine-Tech Division	179	175	179
Dental Division	131	120	57
Cardiovascular Division(1)	237	268	250
Total	1,470	1,418	1,347
Operating income
Orthopedics Division	168	(1,370)	187
Spine-Tech Division	7	(35)	(4)
Dental Division	15	2	2
Cardiovascular Division(1)	37	(88)	61
Biologics and Group Management	178	(140)	(16)
Total	405	(1,631)	230

(1)
Incl. in 2002 and 2001 are CHF 7.8 million sales to ATS Medical, Inc.

Primary reporting format—segment information by division

Part 2

(in millions CHF)	2002	2001	2000
Capital expenditure
Orthopedics Division	40	55	42
Spine-Tech Division	11	19	11
Dental Division	3	5	2
Cardiovascular Division	8	9	6
Biologics and Group Management	9	4	2
Total	71	92	63
Depreciation and amortization
Orthopedics Division	51	57	51
Spine-Tech Division	45	48	50
Dental Division	11	12	1
Cardiovascular Division	16	104	12
Biologics and Group Management	1	3	2
Total	124	224	116
Assets
Orthopedics Division	413	488	423
Spine-Tech Division	1,014	1,185	1,098
Dental Division	75	86	31
Cardiovascular Division(2)	129	342	198
Biologics and Group Management(2)	707	770	775
Total	2,338	2,871	2,525
Liabilities
Orthopedics Division	652	1,526	131
Spine-Tech Division	149	165	150
Dental Division	13	15	6
Cardiovascular Division	29	70	51
Biologics and Group Management	217	304	189
Total	1,060	2,080	527

(2)
In 2001 CHF 42 million related to tax assets from loss carry forward of the Cardiovascular Division are shown under Biologics and Group Management.

Secondary reporting format—geographical segments

Part 1

(in millions CHF)	2002	2001	2000
Net sales by location of customers
Switzerland	69	61	59
European Union	582	560	530
Other Europe	18	19	17
North America	639	629	602
All Other countries	162	149	139
Total	1,470	1,418	1,347
Net sales by location of subsidiaries
Switzerland	470	472	431
European Union	586	563	537
Other Europe	5	4	4
North America	834	849	806
All Other countries	89	70	52
Total	1,984	1,958	1,829
Transfers to other geographic areas from
Switzerland	(378)	(364)	(338)
European Union	(20)	(17)	(20)
Other Europe	—	—	—
North America	(116)	(159)	(124)
All Other countries	—	—	—
Total	(514)	(540)	(482)
Net sales to third parties by location of subsidiaries
Switzerland	92	108	93
European Union	566	546	517
Other Europe	5	4	4
North America	718	690	681
All Other countries	89	70	52
Total	1,470	1,418	1,347

Secondary reporting format—geographical segments

Part 2

(in millions CHF)	2002	2001	2000
Operating income by location of subsidiaries
Switzerland	87	(22)	49
European Union	256	46	58
Other Europe	—	—	—
North America	51	(1,662)	118
All Other countries	11	7	5
Total	405	(1,631)	230
Assets by location of subsidiaries
Switzerland	229	210	223
European Union	444	452	454
Other Europe	5	4	4
North America	1,590	2,138	1,796
All Other countries	70	67	48
Total	2,338	2,871	2,525
Capital expenditure by location of subsidiaries
Switzerland	6	1	3
European Union	22	25	27
Other Europe	—	—	—
North America	39	63	30
All Other countries	4	3	3
Total	71	92	63

Note 8: Other Operating Income/Expense

(in millions CHF)	2002	2001	2000
Currency exchange differences	1	(3)	(2)
Sundry operating income/expense	—	4	8
Share of gain/loss of associate earnings	1	(1)	—
Total other operating income/expense	2	—	6

        Sundry operating income in 2001 and 2000 relates mainly to revenue from an OEM-agreement entered into at the end of 1999.

Note 9: Hip and Knee Implant Litigation and Other Material Litigation

Background

        On December 5, 2000, Centerpulse Orthopedics Inc. ("COUS", formerly Sulzer Orthopedics Inc.), a subsidiary of the Company located in Austin, Texas, issued a voluntary recall of certain lots of Inter-Op™ acetabular shells, a component of a hip implant manufactured and sold by COUS. The recall stemmed from an investigation of reports of early loosening of the shell from patients' hipbones, followed by revision surgery. The investigation identified as potentially problematic approximately 39,000 shells manufactured between July 1997 and December 2000. On May 17, 2001, COUS sent a special alert to surgeons who had implanted a porous-coated tibial base plate in patients, advising them of adverse clinical outcomes reported by some surgeons.

        Approximately 25,800 affected Inter-Op™ acetabular shells, 8,800 reprocessed Inter-Op™ shells and 1,600 affected tibial base plates were implanted in patients worldwide, with approximately 32,100 devices implanted in the United States, 1,200 in Canada and 2,900 in other countries. Accordingly, COUS and the Company faced legal challenges worldwide to resolve cases and claims in connection with the recall, and the special alert with the main litigation procedures taking place in the United States and Canada.

  Litigation in the United States

        Following the December 5, 2000 recall of Inter-Op™ shells and the May 17, 2001 special alert regarding tibial base plates, lawsuits were filed in both state and federal courts throughout the U.S. against COUS, alleging defective design, marketing and manufacture of its Inter-Op™ shell and tibial base plate. Plaintiffs also alleged claims against COUS for breach of express and implied warranties associated with these devices.

        Between June and September 2001, the Judicial Panel on Multi-District Litigation consolidated and transferred all pending federal litigation relating to the Inter-Op™ shell and the tibial base plate to the U.S. District Court for the Northern District of Ohio (the "Court"). In addition to the multi-district litigation proceeding in the federal court, a substantial number of lawsuits were filed in state courts around the country. In August 2001, in Nueces County, Texas COUS defended the only recall-related lawsuit ever to go to trial. The jury in that lawsuit awarded three patients and their spouses a total of approximately USD 15 million. COUS subsequently appealed the judgment and later settled the lawsuit for a substantially reduced amount.

        Also in August 2001, the Court conditionally certified a class of affected product recipients and preliminarily approved a Class Action Settlement Agreement (the "Settlement Agreement"), that resolved all claims related to the affected products. This initial Settlement Agreement was modified in extensive negotiations over the succeeding seven months culminating in a final agreement reached through the combined efforts of attorneys for COUS and attorneys representing patients in both federal and state courts. The Court granted preliminary approval of the modified Settlement Agreement on March 13, 2002 and final approval on May 8, 2002.

        The Settlement Agreement established a Settlement Trust (the "Settlement Trust") in order to pay claims in accordance with the terms of the Settlement Agreement. The Settlement Trust was funded with approximately USD 1.1 billion, of which Centerpulse contributed USD 725 million in cash on November 4, 2002. Centerpulse's insurers and Sulzer AG, the Company's former parent company, funded the balance. The Settlement Trust is divided into five separate funds: the Medical Research and Monitoring Fund (USD 1.0 million); the Unrevised Affected Product Recipient Fund (USD 28 million), from which class members who have not undergone a revision surgery are entitled to receive USD 1,000; the Affected Product Revision Surgery Fund (USD 622.5 million), from which class members who have undergone revision surgery are entitled to receive USD 160,000 for each affected product that has been revised; the Extraordinary Injury Fund (USD 100 million), from which a class member who has experienced any of several specified complications related to an affected product may apply for benefits; and the Professional Services Fund (USD 244 million), which includes two sub-funds: the Subrogation and Uninsured Expenses Sub-Fund (USD 60 million), from which third-party payors and uninsured patients may be reimbursed their expenses up to USD 15,000 per affected product revision surgery; and the Plaintiffs` Counsel Sub-Fund (USD 184 million), from which contingent-fee attorneys representing class members are entitled to receive up to USD 46,000 per revision and from which members of the Plaintiffs' Liaison Counsel are eligible to be compensated.

        COUS has entered into separate agreements with the Centers for Medicare and Medicaid Services (together, "Medicare") and approximately 200 private insurers implementing a process for validating and paying claims for reimbursement of expenses from the Subrogation and Uninsured Expenses

Sub-Fund. Pursuant to these agreements, Medicare and the private insurers receive a lump sum of no more than USD 15,000 for each patient for whom they are the primary payor.

        The Settlement Agreement specifies certain cut-off dates after which class members who undergo a revision surgery for an affected product are no longer eligible to receive benefits as a consequence of that revision surgery. These dates are June 5, 2003 for class members implanted with an affected Inter-Op™ shell; November 17, 2003 for class members implanted with an affected tibial baseplate; and September 8, 2004 for class members implanted with a reprocessed Inter-Op™ shell. Patients whose reprocessed Inter-Op™ shell, a shell recovered in the voluntary recall and subjected to a newly validated cleaning and sterilization process prior to implantation, is revised prior to the cut-off date are entitled to class revision surgery benefits even though COUS believes that the reprocessed Inter-Op™ shells are entirely safe and effective.

        The class plaintiffs who opted out of the Settlement Agreement may still bring claims against the Company.

        In addition, pursuant to the Settlement Agreement, the Company agreed to fund 50% of the cost of providing benefits for each validated claim for revision surgery benefits in excess of 4,000 and 100% of the cost of providing benefits for each validated claim for reprocessed Inter-Op™ shell revision surgery benefits in excess of 64.

        In addition, in the event that the USD 60 million Subrogation and Uninsured Expenses Sub-Fund is depleted, the Settlement Agreement provides that the Settlement Trust can apply to the Company for additional funding.

  Litigation in Canada

        In Canada, approximately 780 patients were implanted with a recalled Inter-Op™ shell. On May 7, 2002, COUS agreed to a class action settlement in a lawsuit pending in Quebec Superior Court. The Quebec court granted final approval of the class settlement on March 28, 2003. The settlement calls for the Company to pay USD 1,000 to each class member who has not undergone a revision surgery, USD 75,000 to each class member who has undergone a single revision of an affected product, USD 100,000 to each class member who has undergone two revisions of an affected product, and USD 150,000 to each class member who has undergone three or more revisions of an affected product or who experienced any of several specified complications. Following final approval of the settlement, class members will have thirty days during which to opt out of the class if they so choose. Prior to preliminary approval of the class settlement, COUS concluded individual settlements with 70 patients, representing what the Company believes is the majority of Canadian patients whose recalled Inter-Op™ shell required revision surgery.

  Status Outside the U.S. and Canada

        Outside the United States and Canada, approximately 140 affected product recipients in Australia, Austria, Belgium, France, Germany, Italy, Japan, Korea, Sweden and Switzerland had to undergo revision surgery. In some instances the patients who received affected hip or knee implants have brought claims against Centerpulse. Several of these claims have already been settled.

Related Matters

        COUS, Centerpulse and various other Centerpulse companies are defendants in a number of lawsuits in U.S. state and federal courts brought by patients implanted with Inter-Op™ hip implants and tibial base plate knee implants that were not affected products and therefore are not covered by the Settlement Agreement. Many of the lawsuits were filed prior to the finalization of the Settlement

Agreement, apparently under the mistaken belief that the patient was implanted with an affected product. Following the announcement of the Settlement Agreement, some patients discovered that their implant is not an affected product. The Company is aware of approximately 75 such lawsuits as of the current date, involving both patients who did and who did not undergo revision surgery. There may be additional such lawsuits that have not as yet come to the attention of the Company, and additional such lawsuits may be filed in the future. The Company believes that the products at issue in these lawsuits are not defective and intends to defend vigorously against any attempt to pursue these claims.

OTHER LITIGATION

  Joint Medical Products Corporation

        Joint Medical Products Corporation, a division of Johnson & Johnson, filed a complaint on January 28, 1997, in the U.S. District Court for the District of Connecticut against Centerpulse USA Inc. and COUS. The suit alleged infringement of a patent owned by Joint Medical relating to an acetabular cup and polymeric insert used in hip prostheses and sought treble damages, attorneys' fees and injunctive relief. In December 1997 (and as later amended in December 1999), the parties stipulated and the court ordered that the case be dismissed without prejudice and that the parties' April 1995 agreement tolling the statute of limitations remain in effect pending the conclusion of a reissue proceeding in the US Patent and Trademark Office, the USPTO, involving the Joint Medical patent. A "reissue" proceeding is an administrative proceeding in which a patent owner surrenders his patent to the USPTO, alleging that a mistake was made during the original examination of the underlying patent application in the USPTO, and requests that the USPTO reissue a corrected patent. The USPTO then initiates a new examination proceeding in light of the information received from the patent owner and others. At this time, the Company does not know whether or when the USPTO will reissue the Joint Medical patent or, since the patent claims may change during the reissue proceeding, what defenses may be available to the Company if the USPTO does reissue the Joint Medical patent. In the event that the USPTO reissues the Joint Medical Products patent, the Company intends to defend itself vigorously against any allegations of infringement.

  Gary Michelson

        Dr. Gary Michelson initiated an arbitration proceeding against Spine-Tech in 2001 alleging breaches of a 1999 settlement agreement between the parties (the "1999 Agreement"), including Spine-Tech's alleged failure to pay royalties due on sales of fusion cages to Smith & Nephew prior to the Company's acquisition of Spine-Tech in 1998 and Spine-Tech's alleged omission of an attribution notice from certain publications as required by the terms of the 1999 Agreement. The 1999 Agreement provides for a USD 50,000 penalty payable by Spine-Tech for each incident of omission, and Dr. Michelson has alleged approximately 2,000 such incidents. The arbitration hearing is currently set for April 2003, and Spine-Tech intends to defend itself vigorously against Dr. Michelson's allegations.

  Guidant Corporation

        By letter dated March 21, 2001, Guidant Corporation ("Guidant") made a demand for indemnification against Centerpulse USA Holding Co. ("Holding Co.") under the terms of the 1998 Stock and Asset Purchase Agreement (the "Guidant Agreement") by which Holding Co. sold its electrophysiology business to Guidant. In the demand, Guidant asserted that it issued a physician advisory with respect to three models of Micron defibrillators (approximately 2,000 devices) manufactured by Sulzer Intermedics Inc. ("Intermedics") and that, as a result thereof, the defibrillators are being replaced sooner than otherwise anticipated. Guidant made a demand against Holding Co. for the damages or losses allegedly suffered by Guidant or Intermedics. By letter dated March 13, 2002, Guidant asserted that the projected amount of its claim would be approximately USD $3.7 million, and made demand for payment of USD $2.1 million allegedly incurred as of that date. Holding Co. has responded by denying Guidant's request for indemnification and by requesting additional information from Guidant with respect thereto. The Company is aware of one lawsuit brought by a Micron recipient, Gerald Lavey, alleging that he suffered and continues to suffer damages and harm for which he seeks USD $1.5 million from Guidant and Intermedics. Guidant and Intermedics, in turn, have made demand against Holding Co. for indemnification under the Guidant Agreement for Lavey's claim, and Holding Co. has denied that it is liable to indemnify Guidant and Intermedics. The Company intends to defend itself vigorously in these matters.

  Implant Innovations, Inc.

        In March 2003, Implant Innovations, Inc. (3i), a subsidiary of Biomet, Inc., served a complaint filed in the U.S. District Court for the Southern District of Florida against Centerpulse Dental Inc., a subsidiary of the Company. The suit alleges that various products of Centerpulse Dental, including its Integral™, Omniloc®, Spline®, Taper-Lock™, SpectraCone™, AdVent™, Screw-Vent®, and SwissPlus™ impression copings, healing abutments having matching emergence profiles, bone profiling tools, and abutment installation tools, infringe six of 3i's patents and seeks treble damages, attorney fees, and injunctive relief. The Company intends to defend itself vigorously against 3i's allegations of infringement.

Note 10: Exceptional Operating Items

(in millions CHF)	2002	2001	2000
Litigation settlement income	—	48	—
Impairment of intangibles	—	(91)	—
Equity Investments (reversal/impairment)	28	(50)	—
Restructuring and other exceptional legal expenses	(40)	(105)	(1)
Total exceptional operating items	(12)	(198)	(1)

        Exceptional operating items in 2002 included restructuring costs in connection with the move of the Baar operation to Winterthur, production capacity adjustments in Carbomedics and the formation of the shared service center in North America, costs for the name change, as well as exceptional legal expenses of CHF 39 million.

        A CHF 16 million charge booked in 2001 in connection with a Canadian Court ruling to purchase the remaining stake in Orthosoft Inc. was reversed after a final ruling on December 4, 2002 in favor of Centerpulse. CHF 12 million of an impairment charge booked in 2001 in relation to the investment in Orquest was reversed. The forthcoming take over of Orquest by DePuy AcroMed resulted in the estimate that a substantial part of the impairment is no longer justified.

        In 2001, the Company received approximately USD 28 million in connection with the settlement of a pending litigation by Centerpulse Spine-Tech Inc. Soon after the integration but especially towards year-end 2001, the stent market did not develop in line with high sales expectations. Despite restructuring measures initiated in the fourth quarter at Sulzer IntraTherapeutics Inc., the impairment test performed as of year-end showed an impairment on goodwill of USD 31 million and on existing technology of USD 11 million. The value in use (based on the income approach utilizing the discounted cash flow method) was determined using a weighted discount rate of 10.3%.

        As a result of the deterioration of the cage sales and also in connection with the introduction of a competitor's product in December 2001, the impairment test of Centerpulse Spine-Tech Inc.'s existing technology disclosed a loss of USD 8 million. The value in use was determined using a discount rate of 15%.In relation to the Orthosoft Inc. engagement, a minority holding, total charges of CHF 5 million were recorded. The high expectations regarding the product development were not realistic and a Canadian court order to purchase the remaining stake resulted in an additional charge of CHF 16 million. For an additional payment commitment of CHF 8 million in 2002 a provision was booked.

        The investment in Orquest Inc. and license, cross-license, research and distribution agreement was determined to be impaired as of year end 2001 as a result of further delays in the common research and development programs. In addition, since further benefits are unlikely to be realized, the write down related to this exposure resulted in an exceptional operating item of USD 20 million.

        Centerpulse Orthopedics Inc. cooperated in 1999 with @Outcome in order to offer orthopedic clinics and surgical group practices a secure internet access for the communication with patients, thus simplifying patient management. The market acceptance of the product but also the financial outlook resulted in a complete write down of the exposure totaling USD 8 million in 2001.

        In addition, as a result of the change in management during 2001, various restructuring measures were initiated in order to improve operational efficiency. This resulted in exceptional operating items of CHF 33 million in various other US businesses and the Group office in the US. Restructuring costs of CHF 20 million for Centerpulse Biologics Inc. are included in this position.

Note 11: Discontinuing Operations

        On June 12, 2002 the Group announced its plans to divest of the Cardiovascular Division, comprising the Group's entire cardiac care and vascular care product lines which produce and distribute mechanical and tissue heart valves and products for the treatment of vascular obstructions and diseases. The company will focus on its core businesses: hip and knee implants (Orthopedics Division), spine implants and instrumentation (Spine-Tech Division), dental implants (Dental Division) and research and development, to capitalize on the Group's redefined core markets.

        On November 7, 2002, the Group announced the closing of the sale of IntraTherapeutics, Inc. to ev3 Inc., a portfolio company of private equity firms Warburg Pincus LLC and The Vertical Group for USD 95 million. On November 18, 2002, the Group announced the closing of the sale of Vascutek Ltd. to Terumo Corporation of Japan for USD 170 million. On November 27, 2002, the Group announced that it had entered into a definitive agreement to sell its Carbomedics Inc. and Mitroflow Corp. mechanical and tissue valve business to Italian medical device company Snia S.p.A. for total consideration of USD 116 million. On January 21, 2003, the group announced the closing of the sale.

        The gain on the sale of the business unit Vascular Care, consisting of Centerpulse's grafts and stents business amounted to CHF 200 million.

        In accordance with IAS 35 the Cardiovascular Division divestment qualifies as a discontinued operation. This division represented 19% of Centerpulse's consolidated revenues in 2001 with operations primarily in the European Union and North America.

        The impact of the divested business on the consolidated financial statements was as follows:

(in millions CHF)	2002	2001
Net sales	72	—
Operating income	15	—
Taxes	(8)	—
Total assets	155	—
thereof cash	—	—
Total liabilities	47	—

        The following shows the impact of the discontinuing operations as of and for each of the years ended December 31, 2002, 2001 and 2000.

Consolidated Income Statements

(in millions CHF)	2002 Centerpulse Historical	2002 Discontinuing Operations	2002 Centerpulse Adjusted
Net sales	1,470	229	1,241
Cost of sales	(480)	(78)	(402)
Gross profit	990	151	839
Selling, general and administrative expense	(631)	(92)	(539)
Research & development expense	(94)	(21)	(73)
Other operating income	2	1	1
Goodwill amortization	(50)	(7)	(43)
Exceptional operating items	(12)	(3)	(9)
Gain on sale of discontinued operations	200	200	—
Operating income	405	229	176
Financial expense/income	(28)	(4)	(24)
Other non-operating expense/income	(1)	—	(1)
Income before taxes	376	225	151
Taxes	(37)	(10)	(27)
Net income before minority interests	339	215	124
Minority interests	(2)	—	(2)
Net income	337	215	122
Cash flow from operating activities	(1,109)	35	(1,144)
Cash flow from investing activities	313	(6)	319
Cash flow from (-used in) financing activities	766	(23)	789
Adjustment to investing activities(1)	—	—	(23)
Adjustment to financing activities(1)	—	23	—
Consolidated cash flow from operating activities	(1,109)	35	(1,144)
Consolidated net cash flow from investing activities	313	(6)	319
Consolidated net cash flow from financing activities	766	—	766
Earnings per registered share/per American Depository Share (ADS)
Basic earnings/loss per share	33.10	21.12	11.98
Basic earnings/loss per ADS	3.31	2.11	1.20
Diluted earnings/loss per share	32.82	20.85	11.84
Diluted earnings/loss per ADS	3.28	2.09	1.18

(1)
The adjustments represent the net investing activities from intercompany activities. Consolidated cash flows and consolidated net cash flows present Centerpulse and the Cardiovascular Division as if the intercompany transactions had not occurred.

Consolidated Balance Sheets

(in millions CHF)	2002 Centerpulse Historical	2002 Discontinuing Operations	2002 Centerpulse Adjusted
Assets
Non-current assets
Intangible assets	604	27	577
Property, plant and equipment	200	17	183
Investments and other financial assets	70	—	70
Deferred tax assets	541	12	529
Total non-current assets	1,415	56	1,359
Current assets
Inventories	352	35	317
Trade accounts receivables	290	24	266
Other accounts receivables and prepaid expenses	82	9	73
Cash and cash equivalents	199	5	194
Total current assets	923	73	850

Total assets	2,338	129	2,209
Equity and Liabilities
Shareholders' equity	1,270	100	1,170
Minority interests	8	—	8
Non-current liabilities
Non-current borrowings	487	10	477
Deferred income taxes	19	—	19
Non-current provisions	159	—	159
Other non-current liabilities	4	2	2
Total non-current liabilities	669	12	657
Current liabilities
Current borrowings	70	—	70
Current provisions	92	3	89
Trade accounts payable	64	5	59
Other current and accrued liabilities	165	9	156
Total current liabilities	391	17	374
Total liabilities	1,060	29	1,031
Total liabilities & shareholders' equity	2,338	129	2,209

Consolidated Income Statements

(in millions CHF)	2001 Centerpulse Historical	2001 Discontinuing Operations	2001 Centerpulse Adjusted
Net sales	1,418	260	1,158
Cost of sales	(540)	(109)	(431)
Gross profit	878	151	727
Selling, general and administrative expense	(648)	(120)	(528)
Research & development expense	(130)	(40)	(90)
Other operating income/expense	—	2	(2)
Goodwill amortization	(57)	(11)	(46)
Exceptional operating items	(198)	(78)	(120)
Hip and knee implant litigation	(1,476)	—	(1,476)
Operating income	(1,631)	(96)	(1,535)
Financial income/expense	7	(4)	11
Other non-operating expense	(21)	—	(21)
Income before taxes	(1,645)	(100)	(1,545)
Taxes	454	17	437
Net income before minority interests	(1,191)	(83)	(1,108)
Minority interests	(2)	—	(2)
Net income	(1,193)	(83)	(1,110)
Cash flow from operating activities	93	13	80
Cash flow from investing activities	(503)	(10)	(493)
Cash flow from (-used in) financing activities	(88)	(10)	(78)
Adjustment to investing activities(1)	—	—	—
Adjustment to financing activities(1)	—	—	—
Consolidated cash flow from operating activities	93	13	80
Consolidated net cash flow from investing activities	(503)	(10)	(493)
Consolidated net cash flow from financing activities	(88)	(10)	(78)
Earnings per registered share/per American Depository Share (ADS)
Basic earnings/loss per share	(119.62)	(8.32)	(111.30)
Basic earnings/loss per ADS	(11.96)	(0.83)	(11.13)
Diluted earnings/loss per share	(119.62)	(8.32)	(111.30)
Diluted earnings/loss per ADS	(11.96)	(0.83)	(11.13)

(1)
The adjustments represent the net investing activities from intercompany activities. Consolidated cash flows and consolidated net cash flows present Centerpulse and the Cardiovascular Division as if the intercompany transactions had not occurred.

Consolidated Balance sheets

(in millions CHF)	2001 Centerpulse Historical	2001 Discontinuing Operations	2001 Centerpulse Adjusted
Assets
Non-current assets
Intangible assets	930	186	744
Property, plant and equipment	236	34	202
Investments and other financial assets	65	—	65
Deferred income taxes	643	49	594
Total non-current assets	1,874	269	1,605
Current assets
Inventories	411	51	360
Trade accounts receivables	308	40	268
Other accounts receivables and prepaid expenses	122	3	119
Cash and cash equivalents	156	21	135
Total current assets	997	115	882
Total assets	2,871	384	2,487
Equity and Liabilities
Shareholders' equity	784	314	470
Minority interests	7	—	7
Non-current liabilities
Non-current borrowings	20	10	10
Deferred income taxes	19	—	19
Non-current provisions	1,468	6	1,462
Other non-current liabilities	11	5	6
Total non-current liabilities	1,518	21	1,497
Current liabilities
Current borrowings	75	—	75
Current provisions	223	6	217
Trade accounts payable	70	7	63
Other current and accrued liabilities	194	36	158
Total current liabilities	562	49	513
Total liabilities	2,080	70	2,010
Total equity and liabilities	2,871	384	2,487

Consolidated Income Statements

(in millions CHF)	2000 Centerpulse Historical	2000 Discontinuing Operations	2000 Centerpulse Adjusted
Net sales	1,347	250	1,097
Cost of sales	(420)	(74)	(346)
Gross profit	927	176	751
Selling, general and administrative expense	(555)	(80)	(475)
Research & development expense	(108)	(27)	(81)
Other operating income	6	—	6
Goodwill amortization	(39)	(2)	(37)
Exceptional operating items	(1)	—	(1)
Operating income	230	67	163
Financial income/expense	29	(3)	32
Other non-operating income/expense	—	—	—
Income before taxes	259	64	195
Taxes	(67)	(21)	(46)
Net income before minority interests	192	43	149
Minority interests	(2)	—	(2)
Net income	190	43	147
Cash flow from operating activities	297	72	222
Cash flow from investing activities	(153)	266	(462)
Cash flow from (-used in) financing activities	(53)	(335)	325
Adjustment to investing activities(1)	—	—	43
Adjustment to financing activities(1)	—	(43)	—
Consolidated cash flow from operating activities	297	72	225
Consolidated net cash flow from investing activities	(153)	266	(419)
Consolidated net cash flow from financing activities	(53)	(378)	325
Earnings per registered share/ per American Depository Share (ADS)
Basic earnings/loss per share	19.01	4.30	14.71
Basic earnings/loss per ADS	1.90	0.43	1.47
Diluted earnings/loss per share	18.98	4.30	14.68
Diluted earnings/loss per ADS	1.90	0.43	1.47

(1)
The adjustments represent the net investing activities from intercompany activities. Consolidated cash flows and consolidated net cash flows present Centerpulse and the Cardiovascular Division as if the intercompany transactions had not occurred.

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

        This transaction resulted in a tax credit of CHF 6 million. No adjustments were necessary in 2002, 2001 and 2000.

Note 12: Financial Income/Expense—Other Non-Operating Income/Expense

(in millions CHF)	2002	2001	2000
Gain on sale of investments	1	26	4
Interest income	5	11	38
Interest expense	(13)	(8)	(8)
Other financial expense	(21)	(22)	(5)
Total financial expense/income	(28)	7	29

        Other financial expenses in 2002 include CHF 14 million expenses for the arrangement of the USD 635 million debt facility in the context of the hip and knee implant litigation.

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

        In 2001 the other non-operating expenses of CHF 21 million resulted from the spin-off of Sulzer and from the defense cost for the unsuccessful hostile take over attempt.

Note 13: Taxes

(in millions CHF)	2002	2001	2000
Current income taxes
Switzerland	16	12	18
European Union	16	10	14
Other Europe	—	—	—
North America	12	(4)	11
All Other Countries	5	7	11
Total current income taxes	49	25	54
Deferred income taxes
Switzerland	2	(7)	(2)
European Union	5	5	(1)
Other Europe	1	—	—
North America	(23)	(481)	13
All Other Countries	(1)	2	(2)
Total deferred income taxes	(16)	(481)	8
Total income taxes	33	(456)	62
Other taxes	4	2	5
Total taxes	37	(454)	67

        Current income taxes, comprising taxes paid or due on the underlying income of individual subsidiaries, are calculated according to the law applicable in the individual countries. Other taxes include taxes not directly related to income.

Income before taxes

(in millions CHF)	2002	2001	2000
Switzerland	468	(84)	105
European Union	281	34	40
Other Europe	1	1	1
North America	(213)	(1,652)	48
All Other Countries	(161)	56	65
Total income before taxes	376	(1,645)	259

        Using the maximum tax rate for Zurich, Switzerland, of 24.4% the tax charge on 2002 consolidated income before taxes of CHF 376 million amounts to CHF 92 million. The following table serves to indicate the reasons why in 2002, 2001 and 2000 the charge was below the reference amount.

(in millions CHF)	2002	2001	2000
Income/loss before taxes	375.5	(1,644.8)	258.5
Maximum tax rate (Zurich, Switzerland)(1)	24.4%	25.1%	25.2%
Income tax expense at maximum tax rate	91.6	(412.8)	65.1
Taxes at other rates	(35.7)	(31.4)	(10.6)
Effect of losses/credits and loss carry-forwards	(0.8)	(84.8)	(1.9)
Non-temporary differences	16.0	19.2	13.4
Impact of the exceptional write-down of goodwill	—	13.3	—
Impact of divestiture	(48.8)	—	—
Impact of hip and knee implant litigation	(4.1)	(35.4)	—
Changes in tax rate and tax laws	(4.1)	(3.5)	(1.5)
Change in valuation allowance	18.0	84.2	0.1
Other	0.7	(4.6)	(3.1)
Tax expense (current and deferred)	32.8	(455.8)	61.5

(1)
The maximum tax rate for 2002 is based on the new domicile of the Company. In prior years the domicile was Winterthur, Switzerland.

        The tax effect on non-temporary differences is mainly due to the annual amortization of goodwill that is not deductible for tax purposes.

        At December 31, deferred taxes consisted of the following:

	2002		2001		2000
(in millions CHF)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Intangible and financial assets	23	(12)	10	(14)	14	(28)
Tangible fixed assets	2	(5)	3	(5)	1	(9)
Loss carry-forwards	550	—	245	—	154	—
Inventories	23	(8)	33	(9)	16	(8)
Other assets	13	(3)	26	(5)	19	(3)
Eliminations of unrealized gains	40	—	46	—	40	—
Non-current provisions	11	—	411	—	27	(2)
Current provisions	123	(2)	113	(2)	48	(2)
Other current liabilities	23	(1)	35	—	9	—
Total potential tax effect	808	(31)	922	(35)	328	(52)
Valuation allowance	(255)	—	(263)	—	(154)	—
Deferred taxes	553	(31)	659	(35)	174	(52)
Set off of assets and liabilities	(12)	12	(16)	16	(32)	32
Deferred taxes, net	541	(19)	643	(19)	142	(20)

        The net of tax assets and liabilities amounts to CHF 522 million in 2002 and CHF 624 million in 2001. The change of CHF 102 million resulted from a deferred tax income of CHF 16 million and a foreign currency translation effect of CHF 118 million.

        The deferred taxes on eliminations of unrealized gains above primarily relate to unrealized gains from a Swiss company belonging to the Orthopedics Division.

        There was no unrecognized deferred tax liability relating to undistributed earnings of subsidiaries at December 31, 2002, 2001 and 2000.

        The Company has loss carry-forwards available of CHF 3,948 million as of December 31, 2002. Of this amount, CHF 1,582 million will expire between 2003 and 2009 with the remaining amount of CHF 2,366 million still available for use post-2009. The tax effect of these loss carry-forwards, at their respective jurisdictional statutory rate, is CHF 550 million, which when netted with the associated valuation allowance of CHF 237 million, results in an anticipated tax benefit of CHF 313 million.

At December 31, 2002 (in millions CHF)	Loss Carry-Forwards	Tax effects of Loss Carry-Forwards	Valuation allowance	Anticipated tax benefit	Expires
Switzerland	1,217	73	73	—	2006-09
United States—Federal	1,122	306	—	306	2022
United States—Capital loss	350	123	118	5	2004-22
United States—State	1,139	22	22	—	2003-22
Germany	119	26	24	2	After 2009
Other countries	1	—	—	—	2003-after 09
Total	3,948	550	237	313

Note 14: Earnings per Share

	2002	2001	2000
Net income/loss in mill. CHF	337	(1,193)	190
Weighted average number of shares outstanding (in thousands)	10,180	9,973	9,996
Basic income/loss per share in CHF	33.10	(119.62)	19.01
Net income/loss in mill. CHF	337	(1,193)	190
Weighted average number of shares adjusted for dilutive share options (in thousands)	10,268	9,973	10,012
Diluted income/loss per share in CHF	32.82	(119.62)	18.98

        The share options outstanding are in connection with the Management Stock Option Plan. Diluted income per share is affected by share options outstanding when the average share price of the year is above the strike prices of the outstanding options.

Note 15: Intangible Assets

	2002			2001
(in millions CHF)
	Goodwill	Other	Total	Goodwill	Other	Total
Cost
Balance at January 1	2,162	212	2,374	1,795	148	1,943
Changes in composition of Group	—	(38)	(38)	—	53	53
Additions	1	3	4	339	8	347
Disposals	(241)	(2)	(243)	—	—	—
Currency conversion adjustment	(193)	(30)	(223)	28	3	31
Balance at December 31	1,729	145	1,874	2,162	212	2,374
Accumulated amortization
Balance at January 1	1,326	118	1,444	1,204	50	1,254
Changes in composition of Group	—	(34)	(34)	—	—	—
Amortization	50	13	63	111	68	179
Disposals	(111)	(1)	(112)	—	—	—
Currency conversion adjustment	(75)	(16)	(91)	11	—	11
Balance at December 31	1,190	80	1,270	1,326	118	1,444
Net book value at January 1	836	94	930	591	98	689
Net book value at December 31	539	65	604	836	94	930

        The 2002 figure includes the regular amortization of goodwill. No exceptional impairment charges were recognized. Disposals relate to the divestiture of the vascular care business as described in note 11.

        The annual amortization of goodwill in 2001 includes the exceptional write-down of CHF 52 million on Sulzer IntraTherapeutics Inc. goodwill, as described in note 10. The total amount of impairment of goodwill in 2002, 2001 and 2000 is CHF 52 million. In the amortization of other intangible assets, the existing technology impairment charges are included.

        As of December 31, 2002 no development costs were capitalized as the expenses did not fulfill the capitalization criteria.

Note 16: Tangible Assets

(in millions CHF)	Land and buildings	Machinery and equipment	Other fixed assets	2002 Total	2001 Total
Cost
Balance at January 1	114	164	348	626	562
Changes in composition of Group	(8)	(13)	(3)	(24)	27
Additions	13	11	44	68	81
Disposals	(1)	(10)	(30)	(41)	(48)
Currency conversion adjustment	(11)	(15)	(32)	(58)	4
Balance at December 31	107	137	327	571	626
Accumulated amortization
Balance at January 1	38	120	232	390	339
Changes in composition of Group	(2)	(7)	(2)	(11)	15
Depreciation	5	12	44	61	69
Disposals	—	(11)	(22)	(33)	(36)
Currency conversion adjustment	(3)	(12)	(21)	(36)	3
Balance at December 31	38	102	231	371	390
Net book value at January 1	76	44	116	236	223
Net book value at December 31	69	35	96	200	236
Fire insurance value at December 31	107	128	357	592	771

        Other fixed assets mainly consist of surgical instruments.

        No property within Centerpulse is stated as an investment property, as defined in IAS 40.

        In 2002, 2001 and 2000 all interest costs were expensed as occurred, since they did not fulfill the criteria for capitalization.

        Details of leased assets included in tangible fixed assets are as follows:

(in millions CHF)	2002	2001
Cost capitalized	1	1
Net book value	—	—
Related lease liability	3	3

Note 17: Investments and Other Financial Assets

(in millions CHF)	Investments in Associates	Available-for-sale Investments	Other financial assets	2002 Total	2001 Total
Balance at January 1	7	11	47	65	104
Adoption of IAS 39	—	—	—	—	15
Additions	—	—	15	15	43
Disposals	—	(7)	(5)	(12)	(35)
Fair value adjustments	1	13	—	14	(66)
Currency conversion adjustment	(2)	(2)	(8)	(12)	4
Balance at December 31	6	15	49	70	65
Net book value
Balance at January 1	7	11	47	65	104
Balance at December 31	6	15	49	70	65

        Investments in non-consolidated companies as of December 31, 2002 include ReGen Biologics Inc, Redwood City (USA), Tutogen Medical Inc, Clifton (USA), @Outcome Inc, Austin (USA), Orquest Inc, Mountain View (USA), Orthosoft Inc, Outremont (Canada), Leading KK, Tokyo (Japan), and publicly traded securities of Thoratec Inc, Berkley (USA) and Japan Lifeline Co. Ltd, Tokyo (Japan), held as non-current assets.

        The estimate of fair value as of December 31, 2002 resulted in a partial reversal of the impairment charge in the investment of Orquest Inc., amounting to CHF 13 million.

        Revaluation of fair value in 2001 consists of write-offs for the investments in Orquest Inc, ReGen, @Outcome, Japan Lifeline and Orthosoft Inc.

Note 18: Inventories

	2002			2001
(in millions CHF)	Gross value	Allowances	Net Total	Gross value	Allowances	Net Total
Raw materials, supplies and consumables	45	—	45	63	(7)	56
Work in progress	29	(2)	27	44	(2)	42
Finished products and trade merchandise	371	(91)	280	447	(134)	313
Total Inventories	445	(93)	352	554	(143)	411

        Obsolescence reserve decreased by CHF 10 million in 2002 and increased in 2001 and 2000 by CHF 75 and 35 million. Write-offs of scrapped inventory against the allowance for obsolescence were CHF 18, 3 and 4 million in 2002, 2001 and 2000 respectively. The changes in inventory allowance due to acquisitions and disposals amount to CHF -10, 1 and 0 million in 2002, 2001 and 2000 respectively. The currency conversion adjustment effect on the inventory allowance was CHF -12, 0 and -2 million in 2002, 2001 and 2000 respectively. Costs of material included in cost of sales were CHF 246, 254 and 243 million in 2002, 2001 and 2000 respectively.

Note 19: Trade Accounts Receivables

(in millions CHF)	2002	2001
Gross trade accounts receivable	312	332
Allowance for doubtful accounts	(22)	(24)
Trade accounts receivable	290	308

        Bad debt expenses were CHF 1, 7 and 2 million at December 31, 2002, 2001 and 2000 respectively. Bad debt write-offs against the allowance were CHF 0, 1 and 1 million in 2002, 2001 and 2000 respectively.

Note 20: Pledged Assets

        In connection with the Senior Credit Facility Agreement described in note 28, to finance the hip and knee implant litigation as described in note 9, assets of the Company and its material subsidiaries have been pledged to the Security Agent. The total amount of pledged assets of Centerpulse Group is CHF 2.2 billion.

Note 21: Shareholders' Equity

        Outstanding shares with a nominal amount of CHF 30 each as of December 31, 2002 and 2001, amount to 11,791,790 and 9,933,556, respectively. The number of registered shares was increased by 1,822,408 shares in October 2002 through a capital increase via a tradable pre-emptive rights offering.

        The conditional share capital with a value of CHF 5,752,890 as of December 31, 2001 (original nominal value was CHF 6 million) was increased in 2002 by CHF 4.5 million to CHF 10,252,890. The conditional share capital was reduced due to shares and ADS options exercised between 1998 and 2002 to CHF 9,188,040. See also note 30.

        Amounts planned for dividend distribution by the Company's subsidiaries at December 31, 2002, 2001 and 2000 were approximately CHF 241 million, CHF 53 million and CHF 86 million, respectively.

        As discussed in note 9 and 28 the Company has made a number of customary representations and warranties under the senior credit facility agreement.

        Hereunder, the Company is not allowed to make any dividend payments as long as any amount is outstanding under the senior credit facility. Therefore, the Board of Directors proposes no dividend distribution.

Note 22: Non-current Borrowings

(in millions CHF)	2002	2001
Loans from third parties	486	13
Mortgage loans	6	6
Leasing commitments	1	2
Total non-current borrowings	493	21
Current portion	6	1
Total non-current borrowings	487	20

        The increase in loans from third parties relates to the Senior Credit Facility Agreement as described in note 28.

        Non-current borrowings will mature as follows:

(in millions CHF)	Third-party loans	Mortgage	Other	Total
2004 - 2007	472	—	—	472
2008 and thereafter	9	6	—	15
Total non-current borrowings	481	6	—	487

Note 23: Provisions

(in millions CHF)	Personnel related provisions	Warranties, litigation risks	Provision for taxes	Other provisions	2002 Total	2001 Total
Balance at January 1	4	1,474	109	104	1,691	198
Changes in composition of Group	—	—	—	(5)	(5)	3
Increase	5	42	—	17	64	1,637
Unused amounts reversed	—	(1)	—	(6)	(7)	—
Utilization	(1)	(1,333)	(11)	(22)	(1,367)	(141)
Currency conversion adjustment	—	(110)	—	(15)	(125)	(6)
Balance at December 31	8	72	98	73	251	1,691
Current portion	2	46	31	13	92	223
Non-current portion	6	26	67	60	159	1,468
Balance at December 31	8	72	98	73	251	1,691

        Personnel provisions are accrued to cover expenses arising primarily from grants, rewards for years of service, termination and pension benefits.

        The decrease in provisions for litigation risks in 2002 is related to the hip and knee implant litigation. The CHF 1,391 million (USD 828 million) provision recognized in 2001 related to the hip and knee implant litigation was reduced to CHF 43 million (USD 31 million) at December 31, 2002. USD 725 million were utilized with the payment of the obligation to the settlement trust. USD 72 million were utilized for other expenses in the context of the hip and knee implant litigation.

        "Other provisions" mainly relate to accrued deductible arising from insurance policies, and are also a result of the divestiture of various businesses in 1999 and 2002, in situations where the Company is involved in the procedure, as provided for in the contract, to determine the final selling price. Management believes that the recorded provisions are adequate.

Note 24: Current Borrowings

(in millions CHF)	2002	2001
Borrowings from third parties	64	75
Reclassification of non-current borrowings	6	—
Total current borrowings	70	75

Note 25: Other Current and Accrued Liabilities

(in millions CHF)	2002	2001
Notes payable	1	1
Social security contributions	4	3
Assessed taxes payable	14	5
Commissions payable	13	14
Other liabilities	50	53
Vacation and overtime claims	13	15
Salaries, wages and bonuses	30	34
Corporate identity	3	15
Fair Value of derivative financial instruments	1	2
Other accruals	36	52
Total other current liabilities and accruals	165	194

Note 26: Commitments and Contingencies

        The contractual commitments for future investments in property, plant, and equipment at December 31, 2002, 2001, and 2000 (for which funding will be needed in future years), were CHF 0, CHF 6 and CHF 3 million respectively.

        The future minimum rental commitments for operating leases at December 31 are:

	2002			2001
(in millions CHF)
	Buildings	Other	Total	Buildings	Other	Total
Maturity: <1 year	4	3	7	5	2	7
Maturity: 1-5 years	5	4	9	11	5	16
Maturity: > 5 years	—	2	2	—	2	2
Total rental commitments	9	9	18	16	9	25

        Employees of the Company are required to respect local laws and regulatory guidelines in the course of their business activities. In the normal course of business, certain subsidiaries are involved in administrative and civil proceedings that could give rise to claims not covered, or only partly covered, by insurance. The effects of such proceedings on future earnings cannot be foreseen.

        The Company, Centerpulse USA Holding Co., and certain other material subsidiaries of the Company have guaranteed the full payment of amounts owing under the Senior Credit Facility, and have also guaranteed the performance of all other obligations thereunder, subject in all cases to certain limitations (including legal limitations under applicable law). Security has been given by the Borrower, the Company, Centerpulse USA Holding Co. and certain subsidiaries over certain of each company's tangible and intangible assets on a consolidated basis in the amount of CHF 2.2 billion.

        The Company is party to certain other legal actions arising in the ordinary course of its business. Provisions have been recorded for such litigation risks based on a best estimate. Because the judicial process for such cases is complex, management cannot estimate the amount of any additional losses which might be incurred in excess of the amounts provided, especially the legal cases related to the recalled Inter-Op hip shells and withdrawn tibial base plates.

        In the opinion of management, the ultimate outcome of these situations will not have a material impact on the consolidated financial position and results of operations.

Note 27: Retirement Benefit Plans and Employee Costs

Defined contribution plan

        The Company has defined contribution plans which cover substantially all of its US employees and employees in other countries. The benefits of these plans relate to local customs and practices in the countries concerned. Company contributions to such plans for the years ended December 31, 2002, 2001 and 2000 were CHF 9 million, CHF 10 million, CHF 8 million respectively.

Defined benefit plans

        Defined benefit plans covering employees of Centerpulse are in place in Switzerland, France and the United Kingdom up to the time of the disposal of Vascutek on November 14. Those in Switzerland and the United Kingdom cover employees of the Company in addition to employees of Sulzer. The assets and liabilities of these plans that relate to Company personnel have been determined based on actuarial valuations. The most recent actuarial valuations were performed on December 31, 2002.

Personnel costs for defined benefit plans

(in millions CHF)	2002	2001
Current service costs of retirement benefit plans	(13)	(10)
Interest costs	(6)	(5)
Expected return on plan assets	7	7
Employees contributions	5	4
Change in portion of over funding not capitalized	—	(2)
Personnel costs for defined benefit plans	(7)	(6)

        The actual return on assets was a loss of CHF 9 million in 2002 and a loss of CHF 7 million in 2001.

Funded status

(in millions CHF)	2002	2001
Present value of funded obligations	(132)	(134)
Fair value of plan assets(1)	122	148
Over-/underfunding	(10)	14
Actuarial gains (-) and losses	10	10
Portion of overfunding not capitalized(2)	—	(24)
Overfunding reflected in the balance sheet	—	—
Long-term provision portion	—	—
Asset portion	—	—

(1)
The joint plan assets as of December 31, 2002, and 2001, include the amount of CHF 0 million and 17 million shares of Centerpulse Ltd which is about 0% and 0.4% of the total plan assets.

(2)
Legal requirements, particularly those of Switzerland, restrict the utilization of over funded contributions in legally separated benefit plans. Only amounts that will potentially reduce future pension costs are capitalized in the consolidated balance sheets.

        The actuarial weighted average assumptions used were as follows:

	2002	2001
Discount rate	4.3%	4.5%
Long-term return on assets	4.6%	5.1%
Salary increases	2.3%	2.8%
Pension benefit increases	1.3%	1.3%
Employee turnover	5.6%	5.3%
Number of employees covered by defined benefit plans as of December 31	770	769

(in millions CHF)	2002	2001
Employee costs
Salaries and wages	360	346
Fringe benefits	69	72
Total personnel expenses	429	418

Note 28: Financial Instruments

        The balance sheet values of cash, cash equivalents and current accounts receivable and payable approximate their market values. In the case of the items below, the carrying value in the balance sheet and their market values at the closing date were as follows:

	2002		2001
(in millions CHF)	Carrying value	Fair value	Carrying value	Fair value
Available-for-sale investments and other financial assets	64	64	58	58
Non-current borrowings	(493)	(493)	(21)	(21)

        With the adoption of IAS 39 as per January 1, 2001, the carrying value corresponds to the fair value excluding borrowings which continue to be at amortized costs.

        The fair value of investments in non-consolidated companies and other financial assets is based on quoted market prices for those of similar investments. For investments and other financial assets, which have no quoted market prices, a reasonable estimate of fair value was made using available market information and appropriate valuation techniques. The fair value of non-current borrowings is based on the current rates offered to the Company for debt of similar maturities. The estimates presented above on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

	2002			2001
(in millions CHF)	Notional value	Carrying value	Fair value	Notional value	Carrying value	Fair value
Foreign currency instruments
Forward exchange contracts (profit)	86	2	2	39	1	1
Forward exchange contracts (-loss)	68	(1)	(1)	209	(2)	(2)

        All hedges are classified as fair value hedges.

        The Group's sales are denominated in a variety of different currencies. The currency structure of costs deviates to some extent from the currency structure of sales. In order to manage the exposure to the risk of foreign exchange movements, the Group makes use of financial instruments such as forward contracts and options. These instruments are entered into with major financial institutions and typically expire within one year.

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

        The overall credit risk relating to derivatives at December 31, 2002 and 2001, amounted to CHF 2.1 and CHF 0.6 million, respectively. The credit risk measures the maximum exposure which would arise if the counter parties failed to meet their obligations. The outstanding financial market transactions have all been arranged with top-rated financial institutions, and there is no unreasonable concentration of risks.

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

Summary of Senior Credit Facility Agreement

        Centerpulse Ltd and Centerpulse Orthopedics Inc. have secured loans under a senior credit facility from a syndicate of lenders arranged by UBS Warburg Ltd, in an amount, initially, of USD 635 million, which has since been paid down to USD 331 million as per December 31, 2002. The senior credit facility agreement was executed on October 29, 2002. The entire drawings under the senior credit facility (less transaction costs) were applied in payment of the cash portion and cash in lieu of the convertible callable component of the Settlement Agreement on November 4, 2002.

        The senior credit facility consisted of two debt tranches: Tranche A of USD 250 million (thereof 63.5% repayable in Euros) and tranche B of USD 385 million (thereof 28.3% repayable in Euros). Tranche A has already been fully repaid. The tranche B loan is repayable on November 4, 2007, with nominal interim amortization payments equal to 0.25% of the initial tranche B loan due every 3-months.

        The applicable interest rate for the remaining loan is Libor plus 3.50% per annum.

        A commitment fee of 0.75% per annum was paid on the funding date in respect of the period from the commitment letter to the funding date.

        This fee and all other loan related costs are recognized as financial expense over the period of repayment and at the equal ratio of repayments, respectively.

        The Group has guaranteed the full payment of amounts owing under the senior credit facility, and has also guaranteed the performance of all other obligations thereunder, subject in all cases to certain limitations (including legal limitations under applicable law). Security has been given over certain tangible and intangible assets of the Group.

        The security interests granted by the Group to the United States Department of Justice under the Medicare Settlement against the Group are subordinated to the security interests of the senior banks under the senior credit facility, under an intercreditor agreement with the senior banks.

        All loans under the senior credit facility require prepayments under certain conditions (with certain exceptions), including (i) in full upon demand following a change of control (defined as a person or group acquiring more than 35% of the voting share capital), (ii) upon the receipt of proceeds of asset disposals (subject to certain reinvestment rights), (iii) from 50% of excess cash flow (payable at delivery of audited accounts for each financial year), (iv) from the net proceeds of insurance claims (subject to the ability to repair or replace the damaged assets) and (v) from 50% of the proceeds of any equity or equity-linked issuances after the funding date.

        Centerpulse may voluntarily prepay all or a portion of the senior credit facility at anytime subject to notice and minimum amounts.

        The Group has made a number of customary representations and warranties for a credit arrangement of that type. The senior credit facility is also subject to customary affirmative and negative covenants and restrictions. The financial covenants include ratios involving EBITDA, net cash flow, financial indebtedness, interest expense and mandatory repayments, all as defined by the Senior Credit Facility Agreement. Further, the documentation contains the usual events of default.

Note 29: Transactions with related parties

        At the Annual General Meeting of Sulzer on April 19, 2001 the Shareholders approved the proposed separation of Sulzer and SulzerMedica into two fully independent quoted companies. The separation was effected on July 10, 2001. Transactions after the spin-off between the Company and Sulzer and its subsidiaries are summarized below.

        On October 30, 2002 the Company and Sulzer entered into an Amendment to the Umbrella Agreement dated July 4, 1997, under which it was decided that the Company pays an account settlement to Sulzer for the usage right for the trademark, corporate name and/or trade name of Sulzer in the amount of CHF 1,772,000. No additional royalties will have to be paid by Centerpulse and its affiliates after October 30, 2002.

        Certain research and development activities were performed centrally by Sulzer Markets and Technology Ltd., a subsidiary of Sulzer. Under various cost sharing agreements the cost of such activities was charged to the companies, which benefit directly therefrom. Direct research and development services charged to the Company are separately disclosed in the table at the end of note 29. Exploratory research and development charges allocated to the Company are disclosed under selling, general and administrative expense in the table at the end of note 29.

        The Company has agreed to indemnify certain suppliers for liability claims, which may be made against them in connection with the incorporation of their products into Centerpulse products.

        The Company has insurance coverage for product liability under an umbrella insurance policy for all its subsidiaries.

        All transactions have been consistent with arm's length principles according to the Umbrella Agreement entered into by the Company with Sulzer during 1997.

        Based on the Separation Agreement of July 6, 2001 the Shareholders approved the proposed new name "Centerpulse" at the Annual Shareholder' Meeting on May 17, 2002. The renaming process is already finalized for the Holding Centerpulse Ltd. and most of its subsidiaries.

        In 2002, the total remuneration for the Board of Directors approximated CHF 1.7 million (in 2001: CHF 1.3 million). Board members receive a substantial portion of their fees in the form of shares or stock options.

        Transactions between the Company and Sulzer and its subsidiaries amounted to:

(in millions CHF)	2002	2001(1)	2000
Total Sales of Centerpulse Products	—	9	19
Rent and maintenance of buildings	—	(2)	(5)
Selling, general and administrative expense	—	(2)	(4)
Research and development expense	—	(2)	(3)
Total costs	—	(6)	(12)
Total interest income	—	2	3

(1)
Until July 10, 2001, Centerpulse was part of the Sulzer Group

        Balances with Sulzer and its subsidiaries amounted to:

(in millions CHF)	2002	2001(1)	2000
Assets
Current accounts receivable	—	—	5
Cash and cash equivalents	—	—	98
Total assets	—	—	103
Liabilities
Current borrowings	—	—	3
Current accounts payable	—	—	4
Total liabilities	—	—	7

(1)
Until July 10, 2001, Centerpulse was part of the Sulzer Group

Note 30: Management Stock Option Plan

        Movements in the number of shares and ADS options outstanding are as follows:

	2002 Options	2001 Options	2000 Options
At the beginning of the year	344,463	177,472	126,458
Granted	215,900	233,943	74,048
Exercised	(35,495)	(199)	(7,674)
Cancelled or expired	(102,443)	(66,753)	(15,360)
At the end of the year	422,425	344,463	177,472

        Share options outstanding at the end of the year have the following terms:

Grant Year	Weighted average remaining contractual life in years	Weighted average exercise price	2002 Options	2001 Options	2000 Options
1997(1)	—	—	—	17,440	22,958
1998	0.3	CHF 365 / USD 24.28	16,640	24,293	31,819
1999	1.3	CHF 286 / USD 19.36	30,419	43,710	54,703
2000	2.3	CHF 358 / USD 21.99	38,783	54,119	67,992
2001	8.5	CHF 180 / USD 12.00	139,045	204,901	—
2002	9.3	CHF 145 / USD 8.38	197,538	—	—
Total		CHF 181 / USD 13.19	422,425	344,463	177,472

(1)
expired in July 2002

Incentive Plans and Stock Owner Plans

        Since the initial public offering of its Shares in 1997, the Company has had stock option plans in place for the members of its Board of Directors, the Executive Committee and certain key employees of Centerpulse, including its senior management.

        The 1997 SulzerMedica Management Stock Option Plan (the "1997 Stock Option Plan") provided for the grant of options for Shares or ADSs (one option covering one Share or 10 ADSs) with an exercise price set at the time of the grant and equivalent to the average trading price of the Shares or ADSs during the ten trading days prior to the date of grant. The last options under the 1997 Stock Option Plan were granted in April 2000. The options expire five years after the date of grant.

No option may be exercised during the first year after it was granted. Thereafter, options may be exercised each year in respect of a maximum of 25% of the Shares or ADSs.

        In November 2000, the Company approved the SulzerMedica 2001 Stock Option Plan (the "2001 Stock Option Plan"), which became effective January 1, 2001. A maximum of 125,000 Shares (or 1,250,000 ADSs) are available under the 2001 Stock Option Plan. The Management Development & Compensation Committee of the Board of Directors determines the exercise price and the vesting conditions at the time of grant. The options expire ten years after the date of grant.

        In July 2001, the Company approved the Sulzer Medica 2001 Long-Term Stock Option Plan (the "Long-Term Plan"), which became effective August 1, 2001. A maximum of 250,000 shares (or 2,500,000 ADSs) are available under the Long-Term Plan. As with the 2001 Stock Option Plan, the exercise price and the vesting conditions are determined by the Management Development & Compensation Committee of the Board of Directors at the time of grant. The options expire 10.5 years after the date of grant.

        Under the stock option plans, options were and generally are granted once annually, in April, but may also be granted to new employees during the year. Options under the plans are sourced from conditional share capital pursuant to Article 3a of the Company's Articles of Incorporation or from secondary Shares.

        Options under these plans are sourced from up to 350,000 shares (or 3,500,000 ADSs) of authorized, but unissued registered shares of Centerpulse Ltd.

        Based on the capital increase of Centerpulse Ltd in October 2002 a proposal to adjust the price of the stock contained in the Management Stock Option Plan (MSOP) has been approved by the Management Development & Compensation Committee of the Board of Directors in December 2002. The strike price reduction was in the range of 3% to 10%. The different percentage adjustment of the strike prices was linked to the different parameters of the individual plans.

Note 31: Differences between IFRS and US GAAP

        The Group's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), which differ, in certain material respects from accounting principles generally accepted in the United States of America (U.S. GAAP).

        Reconciliation of IFRS and U.S. GAAP net income:

(in millions CHF)	2002	2001	2000
Net income/net loss under IFRS	337	(1,193)	190
Impact of in-process research and development cost on goodwill (1)	10	11	11
Impact of impairment charge on intangibles (2)	(3)	17	(13)
Impact of goodwill amortization (3)	50	—	—
Impairment reversal (4)	(13)	—	—
Recognized loss on sale of discontinued operations (5)	(42)	—	—
Employee benefits (6)	(24)	3	1
Option re-pricing (7)	(17)	—	—
Deferred tax effect on U.S. GAAP adjustments	5	—	—
Net income/net loss under U.S. GAAP	303	(1,162)	189
thereof net income/net loss from continuing operations	124	(1,104)	146
thereof net income/net loss from discontinuing operations	179	(58)	43

(1)
Impact of in-process research and development cost on goodwill
In accordance with IAS 22, the amount of "in-process research and development" included in the purchase price of acquisitions is considered a form of goodwill which the Company amortizes over a twenty-year period. U.S. GAAP requires the entire "in-process research and development" amount to be expensed in the year of acquisition. This difference reverses over the twenty-year period in which goodwill is amortized under IFRS. In 2002, CHF 10 million of this difference was reversed (2001: CHF 11 million).

(2)
Impact of impairment charge on intangibles
U.S. Statement of Financial Accounting Standards No. 121 (FAS 121) "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of" provides that an impairment is evaluated based on expectations of undiscounted cash flows. This test according to U.S. GAAP determined that in 2001 and 1999 no impairment had occurred and no impairment charges were recognized. This difference reverses over the remaining period in which these definite-lived intangible assets are amortized under IFRS.

(3)
Impact of goodwill amortization
As of January 1, 2002, the Group adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and other Intangible Assets". SFAS 142 requires that all goodwill and other intangible assets existing on implementation on January 1, 2002 be tested for impairment on an annual basis. From January 1, 2002 goodwill and intangible assets deemed to have an indefinite useful life are no longer amortized on a regular basis. For the purpose of the reconciliation to U.S. GAAP, goodwill was generally amortized through the income statement over an estimated useful life of 20 years up to December 31, 2001. Therefore, there was no amortization charge in 2002 under U.S. GAAP. The corresponding reversal of the regular goodwill amortization under IFRS resulted in an additional income in the U.S. GAAP reconciliation of CHF 50 million for 2002.

(4)
Impairment reversal
Statement of Financial Accounting Standards No. 115 (FAS 115) "Accounting for Certain Investments in Debt and Equity Securities", does not allow the reversal of an impairment loss for subsequent increases in the fair value of a financial asset.

  Under IAS 39 the impairment on a previously impaired financial asset is reversed in the net profit or loss of the period upon subsequent recovery in fair value of the asset.

(5)
Recognized loss on sale of discontinued operations
Due to difference between IFRS and U.S. GAAP in the treatment of impairment charges and goodwill amortization described under(b) and (c) of the reconciliation of shareholders' equity the gain on sale of disposals, as disclosed in note 11, is reduced by CHF 42 million.

(6)
Employee benefits
U.S. Statement of Financial Accounting Standards No. 87 (FAS 87) "Employer's Accounting for pensions" does not provide for an impairment test for the overfunding of pension plans. The change of the amount of the overfunding is shown in the income statement.

(7)
Option re-pricing
If the exercise price of a fixed stock option award is subsequently reduced, Financial Accounting Standards Board Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation and interpretation of APB Opinion No. 25", requires that the option award be accounted for as variable from the date of the modification to the date the award is exercised, is forfeited or expires unexercised. As discussed in the reconciliation of net income, the company records compensation expense or recovery for modified options calculated as (the amount of) the change in the intrinsic value of the options from the time of the modification to the date the modified option is exercised, forfeited or expires.

  The principal differences between IFRS and U.S. GAAP are presented on pages F-45 - F-47 with explanations of certain adjustments that affect consolidated shareholders' equity as of December 31, 2002 and 2001.

Reconciliation of shareholders' equity

(in millions CHF)	2002	2001
Shareholders' equity under IFRS	1,270	784
Impact of in-process research and development cost on goodwill (a)	(138)	(177)
Exceptional write-down on intangibles (b)	175	241
Impact of goodwill amortization (c)	50	—
Impairment reversal (d)	(13)	—
Employee benefits (e)	—	24
Option re-pricing (f)	(17)	—
Deferred taxes (g)	5	—
Shareholders' equity under U.S. GAAP	1,332	872

(a)
In-process research & development
As discussed in the reconciliation of net income, the amount: "in-process research and development" is expensed in the year of acquisition. This difference reverses over the period in which goodwill is amortized under IFRS.

(b)
Intangibles
As discussed in the reconciliation of net income, the impairment charge to goodwill and existing technology was not recognized under FAS 121.

(in millions CHF)	Orthopedics Division	Spine-Tech Division	Dental Division	Cardiovascular Division	Total
January 1, 2002	44	714	120	188	1,066
Additions	—	—	—	—	—
Impairment losses	—	—	—	—	—
Goodwill written off related to disposals	—	—	—	(165)	(165)
Translation effects		(120)	(20)	(3)	(143)
December 31, 2002	44	594	100	20	758
(c)
Goodwill
U.S. Statement of Financial Accounting Standards No. 142 (FAS 142) "Goodwill and other Intangible Assets" does not require goodwill to be amortized after January 1, 2002. Under IFRS the Group continues to amortize goodwill.

  The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

  Reported net income was CHF 303; (1,162) and 189 million in 2002, 2001 and 2000 respectively. Adding back the goodwill amortization of CHF 0, 59 and 41 million in 2002, 2001 and 2000 respectively, results in Pro forma net income of CHF 303, (1,103) and 230 million, respectively.

  The Group estimates that the aggregate amortization expense for intangibles subject to amortization for each of the five succeeding financial years will not materially differ from the current aggregate amortization expense.

(d)
Impairment reversal
At the end of 2001 the investment in Orquest was impaired and USD 11 million written off.

  Evidence of a take-over of Orquest by DePuy AcroMed resulted in the estimate that a substantial part of the impairment is no longer justified. CHF 13 million was reversed in line with IAS 39. U.S. GAAP does not allow the reversal of an impairment of a financial asset.

(e)
Employee benefits
IAS 19 (revised 1998) "Employee benefits", effective as of January 1, 1999, limits the benefit amount of plan assets to be recognized to the realizable economic future benefit.

  U.S. GAAP Financial Accounting Standard No. 87 (FAS 87), "Employers' Accounting for pensions," does not provide for an impairment test for the over funding of pension plans, as such the amount of the over-funding is recognized as an asset.

(f)
Option re-pricing
As discussed in the reconciliation of net income, the company records compensation expense or recovery for modified options calculated as (the amount of) the change in the intrinsic value of the options from the time of the modification to the date the modified option is exercised, forfeited or expires.

(g)
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

  The presentation of deferred tax assets and liabilities in accordance with FAS 109 at December 31 would be as follows:

(in millions CHF)	Current assets	Non-current assets	Current liabilities	2002 Non-current liabilities	Current assets	Non-current assets	Current liabilities	2001 Non-current liabilities
Deferred taxes	216	592	14	17	243	679	15	20
Valuation allowance	(68)	(187)	—	—	(69)	(194)	—	—
Total deferred taxes	148	405	14	17	174	485	15	20

  This difference relating to deferred taxes does not result in a reconciling adjustment to shareholders' equity as of December 31, 2002 and 2001 between IAS and U.S. GAAP.

(h)
Operating income before goodwill amortization and exceptional items
Disclosure of operating income before exceptional items and goodwill amortization is not permitted under U.S. GAAP. The exceptional items, goodwill amortization and non-operating expenses would be included in the determination of operating income under U.S. GAAP.

(i)
Operating income
Operating income under IFRS also consists of the income from discontinuing operations. Under U.S. GAAP, this income from the grafts and stents businesses in 2002 would not be included in the operating income. It would be shown below the operating income as income from discontinuing operations.

Recently issued accounting pronouncements

        The Financial Accounting Standards Board has recently issued several new accounting standards, including SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities", which will be effective for periods beginning on or after January 1, 2003. The Group is currently determining the effect, if any, these new standards cause divergences from its Consolidated Financial Statements.

        FASB interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", was issued in November 2002. This Interpretation provides further guidance for the disclosure and accounting for guarantees. The disclosure provisions have been adopted for the year ended December 31, 2002. In accordance with the Interpretation, all guarantees entered into after December 31, 2002 are required to be recognized as a liability at fair value. This new Interpretation is not expected to have a material impact on the Group's consolidated financial statements.

        FASB interpretation No. 46 "Consolidation of Variable Interest Entities". This new Interpretation is not expected to have a material impact on the Group's consolidated financial statements.

        The Group adopted SFAS No. 141 for all business combinations after June 30, 2001. This standard requires that all business combinations be accounted for using the purchase method, and it further clarifies the criteria for recognition of intangible assets separately from goodwill. Since June 30, 2001, there have been no material business combinations.

        Effective January 1, 2002 the Group adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets". This standard supersedes and amends existing accounting literature related to the impairment and disposal of long-lived assets.

Note 32:    Subsequent Events

        On January 21, 2003 the Group announced the closing of the sale of its Carbomedics Inc. and Mitroflow Inc. mechanical and tissue heart valve business to Italian device company Snia s.p.A for total consideration of USD 116 million. The purchase price consists of cash consideration of USD 80 million, and a subordinated note with a principal amount of USD 36 million. The sale of Carbomedics and Mitroflow is the third and final step in Centerpulse's plan to divest its cardiovascular interests.

        In January 2003 the group announced that Mr. G. -P. Ondo, Head of Group Risk Management and Member of the Executive Board, has left the company to pursue other interests.

Note 33:    Subsequent events (unaudited)

        As noted and further discussed in Note 9, the Company stated that, as of April 11, 2003, the Claims Administrator for the Trust had received 4,362 claim forms in relation to hip implants and tibial base plates and 150 claim forms for reprocessed hip implants. The Claims Administrator has determined that for these classes of claims, 3,795 and 119 respectively are likely to be valid. It is not known at present how many more claims will be made or whether the remaining and future claims are valid and hence how many will qualify for settlement. Claims processing will continue throughout 2003, 2004 and 2005.

        Those class plaintiffs who opted out of the Settlement Agreement may still bring claims against the Company. As of April 11, 2003, of the original 136 persons who opted out of the Settlement Agreement, at present 36 patients implanted with an affected product remain unresolved, of which one is known to have undergone revision surgery, and thus represent the highest claimant compensation category under the Settlement Agreement, 37 have not undergone revision surgery; and the status of four is unknown.

        On March 20, 2003, the Boards of Directors of Smith & Nephew plc ("Smith & Nephew") and Centerpulse announced that they have agreed to a business combination transaction between the two companies (the "Transaction").

        The Transaction is proposed to be effected by Smith & Nephew Group plc (a new holding company of Smith & Nephew to be formed for the purposes of the Transaction) ("Smith & Nephew Group Holding") making tender offers for each of Centerpulse and InCentive Capital AG, a shareholder of the Company that holds, or has the right to hold, approximately 19% of the issued shares of Centerpulse.

        Pursuant to the Transaction, it is contemplated that Smith & Nephew shareholders will exchange their Smith & Nephew shares for shares in Smith & Nephew Group Holding, on a one-for-one basis, by means of a court-approved reorganization.

        It is further contemplated in the Transaction that Smith & Nephew Group Holding will offer 25.15 new Smith & Nephew Group Holding shares and CHF 73.42 in respect of each Centerpulse share so that Centerpulse and InCentive shareholders will collectively own 24% of the combined group. Centerpulse and InCentive shareholders (the latter in respect of InCentive's holding in Centerpulse) would also be offered a Collective Mix and Match Facility whereby they may elect to receive more or less cash to the extent that other Centerpulse or InCentive shareholders have elected to receive more or fewer new Smith & Nephew Group Holding shares.

        The Centerpulse tender offer has been unanimously recommended by the Centerpulse Board of Directors.

        The Centerpulse tender offer is conditional on, among other things, approval of Smith & Nephew's shareholders, regulatory clearances, court approval of the Smith & Nephew holding company reorganization and the effectiveness of the reorganization.

        The Transaction is expected to be completed at the end of July 2003.

QuickLinks

TABLE OF CONTENTS
INTRODUCTION AND USE OF CERTAIN TERMS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
SPECIAL NOTE REGARDING PROPOSED BUSINESS COMBINATION TRANSACTION WITH SMITH & NEPHEW PLC
PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosure About Market Risk
  Item 12. Description of Securities Other than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16.
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
Report of Independent Accountants
  Consolidated Income Statements
  Consolidated Balance Sheets
  Consolidated Statements of Shareholders' Equity
  Consolidated Cash Flow Statements
  Notes to the Consolidated Financial Statements